11/10

03037521

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Aiful Corp.

*CURRENT ADDRESS

PROCESSED
NOV 25 2003
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4802 FISCAL YEAR 3-31-03

• *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw
DAT : 11/18/03

AIFUL CORPORATION

Consolidated Financial Summary

All financial information has been prepared in accordance with generally accepted accounting principles in Japan. Amounts shown in this accounting report and in the attached material have been rounded down to the nearest million yen. This document is an English translation of the Japanese-language original.

FY2003

(Ended March 31, 2003)

—Note : Forward Looking Statements—

The figures contained in this DATA BOOK with respect to AIFUL's plans and strategies and other statements that are not historical facts are forward-looking statements about the future Performance of AIFUL which are based on management's assumptions and belief in light of the information currently available to it and involve risks and uncertainties and actual results may differ from those in the forward-looking statements as a results of various facts. Potential risks and uncertainties include, without limitation, general economic conditions in AIFUL's market and changes in the size of the overall market for consumer loans, the rate of default by customers, the level of interest rates paid on the AIFUL's debt and legal limits on interest rates charged by AIFUL. This DATA BOOK does not constitute any offer of any securities for sale

AIFUL Corporation (8515)

May 8, 2003

Year-End Financial Statements (Consolidated)

For the year ended March 31, 2003

AIFUL Corporation (8515)

Head office:	Kyoto City
Representative:	Yoshitaka Fukuda President and Chief Executive Officer
Inquiries:	Kenichi Kayama, General Manager Public Relations Department TEL (03)3274-3560
Listing exchanges:	Tokyo, Osaka
Date of the Board of Directors' meeting to approve financial statements:	May 8, 2003
The company adopted G.A.A.P.	No

Note: U.S. accounting standards have not been adopted for the purposes of these statements.

1. Consolidated Business Results for the Year Ended March 31, 2003

(April 1, 2002 – March 31, 2003)

(1) Consolidated Operating Results (Note: Figures have been rounded down to the nearest unit.)

	In millions of yen - except per share data			
	Fiscal Year Ended March 31,			
	2003		2002	
Operating Revenue	449,458	13.2%	397,162	41.5%
Operating Income	115,995	4.2%	111,329	6.7%
Ordinary Income	111,797	6.4%	102,067	1.5%
Net Income	59,910	70.9%	35,063	(27.3)%
Net Income per Share (yen)	637.59 yen		390.00 yen	
Net Income to Shareholders' Equity Ratio	13.2%		9.6%	
Diluted Net Income per Share (yen)	-		-	
Ordinary Income to Shareholders' Equity Ratio	5.2%		5.4%	
Operating Revenue to Ordinary Income Ratio	24.9%		26.5%	

Notes: 1) Equity method investment gain or loss for:
Fiscal year ended March 31, 2003: - million yen
Fiscal year ended March 31, 2002: - million yen
2) Average number of shares during:
Fiscal year ended March 31, 2003: 93,810,102 shares
Fiscal year ended March 31, 2002: 89,908,062 shares
3) Changes in accounting policies: Yes
4) Percentage figures shown for operating revenue, operating income, ordinary income and net income show year-on-year change

(2) Consolidated Financial Position

	In millions of yen - rounded down, except where noted	
	Fiscal Year Ended March 31, 2003	Fiscal Year Ended March 31, 2002
Total Assets	2,282,113	2,029,633
Shareholders' Equity	485,991	421,343
Shareholders' Equity Ratio (%)	21.3%	20.7%
Shareholders' Equity per Share(Yen)	5,143.45	4,523.01

Note: Number of shares issued and outstanding:

As of March 31, 2003: 94,468,362 shares
As of March 31, 2002: 93,155,415 shares

(3) Consolidated Cash Flows

In millions of yen - rounded down, except where noted

	Fiscal Year Ended March 31, 2003	Fiscal Year Ended March 31, 2002
Cash flow from operating activities	(90,062)	(183,755)
Cash flow from investing activities	(57,172)	(11,205)
Cash flow from financing activities	131,652	180,511
Cash and cash equivalents at the end of the period	131,643	139,126

(4) Consolidated companies and companies to which equity method accounting applies

Number of consolidated subsidiaries:	9 companies
Number of non-consolidated subsidiaries accounted for by the equity method:	0 companies
Number of affiliated companies accounted for by the equity method:	0 companies

(5) Changes to which consolidated accounting and equity method accounting apply

Consolidated subsidiaries	(Newly included): 2 companies	(Excluded): 0 companies
Equity method accounting	(Newly included): 0 companies	(Excluded): 0 companies

2. Fiscal Year 2004 Full Year Projections (April 1, 2003 - March 31, 2004) (In millions of yen, rounded down)

	Interim Period Ending, September 30, 2003	Fiscal Year Ending March 31, 2004
Operating Revenue	241,988	494,522
Ordinary Income	54,384	122,012
Net Income	28,621	65,056

Reference: Projected earnings per share for fiscal year 2004 (Fiscal year ending March 31, 2004):688.65 yen

"Caution Relating to Results Projections"

The above projections are based on the information available to management at the time they were made, and estimates involving uncertain factors thought likely to have an effect on future results. Actual results can differ materially from these projections for a variety of reasons.

1. State of the Group

The AIFUL Group is composed of AIFUL Corporation and nine related companies, four non-consolidated subsidiaries and one affiliated company. The principal business of the Company is providing consumer finance services. The Company is also developing its secured loan business as well as conducting activities in businesses such as real estate-related financing.

Business Classification		AIFUL & subsidiaries	Business Descriptions
Finance Business	Consumer finance business	Aiful Corporation	The Company, its subsidiary Happy Credit Coroporation and Sinwa Co., Ltd. provide small-unsecured loans for consumers.
		Happy Credit Corporation	
		Sinwa Co., Ltd.	
		Life Co., Ltd	
		Sanyo Shinpan Co., Ltd.	
	Real estate-secured loan business	Aiful Corporation	The Company provides real estate-secured loans.
	Third party-guaranteed loan business	Aiful Corporation	The Company lends to small businesses.
		Businext Corporation	
		City's Co., Ltd.	
	Shinpan credit business	Aiful Corporation	The Company offers card shopping, per-item shopping, loans an guarantees for consumers.
		Life Co., Ltd	
		Sanyo Shinpan Co., Ltd.	
	Debt-collection business	AsTry Loan Services Corporation	The Company manages and collects a full range of receivables and loans.
Other	Real estate business	Marutoh K.K.	The Company buys, sells, leases, brokers and mediates real estate. The business has not been performed since March 31, 2001.
	Restaurant and amusement businesses	City Green Co., Ltd.	Holding company for City's Co., Ltd.

*Due to the transferral of business activities and the closing of stores in the Restaurant and Amusement businesses, AIFUL took the decision to close its service business department as of March 31, 2003.

The organizational chart for the Company's businesses is as follows.


AIFUL Corporation
Finance Business
Other
Consumer finance business
Real estate-secured loan business
Third party-guaranteed loan business
Shinpan credit business
Debt-collection business
Real estate business
Consolidated subsidiary Happy Credit Corporation
Consolidated subsidiary Sinwa Co., Ltd.
Consolidated subsidiary Life Co., Ltd.
Consolidated subsidiary Sanyo Shinpan Co., Ltd.
Consolidated subsidiary Businext Corporation
Consolidated subsidiary City's Co., Ltd.
Consolidated subsidiary Life Co., Ltd
Consolidated subsidiary Sanyo Shinpan Co., Ltd.
Consolidated subsidiary AsTry Loan Services Corporation
Consolidated subsidiary Marutoh K.K.
Consumes

*City Green Co., Ltd. is not listed above, since it is a holding company of City's Co., Ltd. and it's not active in business.

*Due to the transferral of business activities and the closing of stores in the Restaurant and Amusement businesses, AIFUL took the decision to close its service business department as of March 31, 2003.

2. Management Policies

(1) Basic Management Policies

AIFUL's primary mission is to earn the support of the general public. The Company's efforts to prioritize customer convenience and become a reliable and creative general financial Group are a reflection of this basic stance. This basic policy motivates the Company's endeavors to expand business and become a source of profit for customers, stakeholders and employees into the future

(2) Basic Policies on Profit Distribution

AIFUL's basic dividend policy is to consistently distribute profits to shareholders on the basis of a comprehensive assessment of the economic and financial situation, industry trends, and the Company's own business performance. On the basis provided by this policy, AIFUL works to distribute profits to shareholders and maximize shareholder value via a medium to long-term perspective.

AIFUL utilizes its retained earnings as a strategic resource for new business growth through a variety of alternatives, such as reinvesting funds in loans and financing mergers and acquisitions. Creating resources for future growth in this way is central to AIFUL's efforts to meet investors' expectations.

Internal reserves are to be used to extend loans, in the making of strategic investments geared to expanding the AIFUL Group's profit base. In this way, they will tie into improving business results, operational efficiency, and allowing AIFUL to continue to meet up to the expectations of its shareholders.

(3) Management Indicator Objectives

AIFUL believes that its position in the financial industry makes it essential for management to raise efficiency in the use of assets and the returns gained on those assets. Consequently, AIFUL's chief management goal is to maximize ROA, with a medium-term goal of consolidated ROA of 3% having been set in this respect.

(4) Medium and Long-Term Business Strategies

Japan's consumer credit market is currently worth approximately 63.6 trillion yen, a total that includes of 15.4 trillion yen in retail credit and 35.9 trillion yen in consumer loans (excluding deposit and savings-secured loans). Consumer finance companies in particular have continued to see high growth in the consumer loan market, expanding from a 9.0% share in 1990 to a 27.0% share, worth some 9.7 trillion yen, in 2001. AIFUL has continued to grow faster than the market for consumer finance companies has expanded for the next three to five years, but AIFUL's medium to long-term market predictions suggest that the market is likely to mature in the near future. Consequently, the Company has established the goal of becoming a general retail-sector financial company as its key management strategy.

In order to realize this goal, AIFUL is promoting management strategies geared towards diversifying product lineups and sales channels. The Company will also secure the brand value of each group company whilst also producing synergistic effects through affiliations and efficient market development. With its three existing product categories of unsecured loans, small real estate-secured loans and small business loans retaining their central role, AIFUL will introduce cash flow credit as part of its product diversification strategy, thus developing and marketing new products designed to satisfy customer needs.

With regards to product diversification, we are currently working to expand our product and service lineups to cater to the ever-widening needs of our customers. At present, we offer consumer-finance products such as unsecured loans, real-estate secured loans, and business loans. At a groupwide level, we also offer such services as credit cards, other credit services, and guarantees. Fundamentally, AIFUL is aiming to put in place a structure, which eliminates overlap losses between group companies, and provides customers with a full selection of products and services. In so doing, the company will cater to each and every need consumers bring to the retail industry.

Moving onto strategies to diversify channels to new customers, AIFUL will form affiliations with companies active in other industries. Establishing new companies, purchasing companies through M&A, and utilizing new infrastructure such as the Internet: all these initiatives and more will tie into offering customers new levels of convenience.

During the current consolidated fiscal year, AIFUL obtained 42.2% of the stock in City's Co., Ltd., a company that extends business loans. At the same time, AIFUL purchased City Green Co., Ltd., the holding company of City's Co., Ltd., through a simple exchange of stock. With the acquisition of this company, which owned the remaining 57.8% of the stock of City's Co., Ltd., AIFUL took a major step in reinforcing the position of the business loan segment of its business activities.

(5) Basic Stance With Regards to Corporate Governance and Current Status of Related Policies

AIFUL takes speed in decision-making, the establishment of appropriate management-supervision functions, and the reinforcement of compliance systems as its basic policies in the important domain of corporate governance.

On the basis of these underlying policies, the AIFUL Board of Directors meets weekly to discuss the management issues and business opportunities facing the company. These meetings allow investigations to be conducted, and appropriate management strategies to be formulated and swiftly implemented.

In management-supervisory functions, the Board of Auditors (which consists of four auditors, including two external auditors) and completely external auditing companies are the chief means by which AIFUL ensures its activities are in line with the law. Management is confident that the existing system serves this purpose adequately, and as such has no plans to relocate the relevant committees to separately established companies, a move which, it is thought, would not yield any significant improvement.

AIFUL places the utmost importance on ensuring full compliance with all applicable laws and regulations, and has had an Investigation Department and Legal Department in place for some time. Other steps taken here include the distribution of a copy of the "AIFUL Group Ethical Code" to each and every employee, and the creation of a hotline, operated under the auspices of the Personnel and Investigation Departments, by means of which possible breaches of this code can be discussed.

Continuing in the same vein, AIFUL has also put in place a new Compliance Committee, composed of lawyers and other

external members, with responsibility for questioning the Board of Directors and matters of import. Meeting monthly to gather information relating to business risks, the Committee's responsibilities include the implementation of preventative measures, employee education. In this way, it plays a vital role in supporting and reinforcing compliance systems throughout the whole company.

With regards to disclosure, AIFUL takes as its basic policy the timely delivery of a wide range of company information to investors, shareholders and other interested parties and a commensurate enhancement of external checks of AIFUL's operations. This in turn is intended to give rise to effective corporate governance. AIFUL takes a proactive stance in this important area, not only disclosing all appropriate information, but also presenting the opinions and desires of shareholders and investors periodically at meetings of the Board of Directors and to departmental heads. This system makes clear AIFUL's commitment to making corporate governance a concrete reality.

On the basis of these sorts of highly transparent management policies, AIFUL is taking a proactive stance on all aspects of disclosure operations. The Public Relations and Investor Relations Departments, both of which specialize in this important area, ensure full disclosure of relevant information through a steady stream of press releases, business result data books and similar materials, whilst also maintaining an IR-dedicated website (http://www.ir-aiful.com), and an active presence in the mass media both in Japan and overseas. In addition to all of this, AIFUL regularly holds meetings to introduce the company to investors and analysts, and is vigilant in providing desired information about the company to such parties. This full range of disclosure activities is illustrative of AIFUL's commitment to timely and appropriate disclosure.

This insistence on excellence saw AIFUL singled out by the Tokyo Stock Exchange in January 2003 as a company with outstanding disclosure operations, an achievement that earned the company the 8th Listed Company Disclosure Award. Refusing to rest on its laurels, AIFUL will continue to adopt the dynamic attitude that quality in disclosure operations demands.

(6) Brand Strategy Policies

In October 1999, AIFUL commenced a branding project that cut horizontally across the entire company. To date, this project has been responsible for generating a wide range of proposals related to the company's branding initiatives. From April 2003 onwards, the system has been revitalized by bringing it under the direct control of top management, which has positioned it as its highest priority.

Under the new project, 'A Company for Security and Creation' was selected as the concept to unify the large number of different AIFUL brands. Taking improvement in corporate value, itself based upon progress in customer satisfaction and employee satisfaction, as the primary goal for brand strategies, AIFUL plans to in turn boost investor satisfaction. In this manner, the company will make real 'Prosperity for all', the management ideal outlined in its corporate principles.

On another front, AIFUL will continue to regard its responsibilities as a corporate citizen with the utmost seriousness. Supporting local marathons and other sporting events that allow the company to create ever more intimate bonds with communities will play a key role in this respect.

(7) Challenges

AIFUL has expanded and grown steadily since its establishment as a consumer finance company. As outlined above, however, the consumer credit market is expected to move into a period of stable growth, and consequently competition will become even fiercer, extending beyond the retail credit and consumer finance market segments. To prevail in this competition, AIFUL has added subsidiaries such as Life Co., Ltd., to the Group and prepared the groundwork to becoming a general retail finance company with products and marketing channels that can adapt to any situation. Pursuing synergistic effects derived from the combination of each group company's management assets—reflecting the brand concept of reliability and creativity—and endeavoring to ensure stable revenues, AIFUL will continue to build on this foundation.

3. Results of Operations

(1) Summary of Operations

Business Environment

At the same time, the current consolidated fiscal year witnessed a continued heightening in the fierce competition for market share that had already overtaken the industry. With traditional boundaries between the consumer finance, credit, credit card and banking industries dissolving, banks have made aggressive entries into the consumer finance industry and consumer finance similar entries into the credit card business. Similarly, guarantees on personal loans are now being extended as part of new alliances between consumer finance companies and banks, in yet another sign of the changing face of the industry.

Against this operating backdrop, large consumer finance companies advertised aggressively with commercials and other media. However, the above factors combined to result in continued sluggishness in salaries and borrowing. As a result, the number of new unsecured loan customers showed little growth in the second half of the year, while numbers of new customers for the four major companies were the same as in fiscal 2001.

In this fiscal, large consumer finance companies embarked on a series of new initiatives. These included entering the consumer card and credit card businesses, establishing joint ventures with banks and forming affiliations with security companies, and moving into the service industry. Although strategies differed between companies, it appears that the industry is beginning a reorganization that transcends the traditional boundaries between consumer finance, consumer credit, credit cards and banking services.

Operations

(1. AIFUL Corporation)

During the fiscal year under review, AIFUL's loan business witnessed the company pursuing product diversification strategies in unsecured loans, real-estate secured loans, and business loans to more comprehensively cater to customer needs. These efforts tied into solid progress in loan balances at end of period.

In attempts to boost sales efficiency, AIFUL also brought renewed focus to the 'scrap and build' policy it adopts with regards to its branches. This shift took the numbers of staffed and automated locations at the end of the period to 536 and 1,040 respectively, for a total of 1,580 branches dedicated solely to providing customers with secured loans.

CD-ATM networks benefited from the forging of alliances with eleven new banks, which took the number of CD-ATMs AIFUL customers have access to 42,738 including AIFUL's own ATMs. Furthermore, October of this year saw the creation of an ATM alliance with IY Bank Co., Ltd., as a result of which AIFUL customers will be able to make use of cash withdrawal and paying-in services at the Seven-Eleven convenience store chain. These developments represent major network expansion achievements.

The number of new customers gained during the current consolidated fiscal year fell 12.4% over the previous year to 400,000. The key factor in this decline was the fall in borrowing brought on by such varied factors as a worsening of the income and employment situation and a more general sense of economic uncertainty. However, the new CM service unveiled in August 2002 has started to pay dividends, and there are already signs of a recovery in this important indicator. Additionally, that proportion of new customers who sign up to AIFUL services via Internet, be it in the form of personal computer or mobile phone, has increased to account for more than 6% of the total in a sign of the growing importance of this marketing channel.

Real-estate secured loans and business loans have been positioned as that business area which will support AIFUL's growth after the predicted flattening out of the unsecured loan market. As such, AIFUL continues to adopt aggressive strategies in this area.

In the credit card business, AIFUL was designated a principal member with MasterCard in June 2002. In addition, the systems and infrastructure of New Life Co., Ltd. made possible the issue of a MasterCard credit card under the AIFUL brand.

As a result of the foregoing, loans rose 7.6% over the previous year to come to 1,413,340 million yen at year-end. Expenses for doubtful receivables rose 32.2% to 86.3 billion yen due to the climbing unemployment rate and the rise in personal bankruptcies. In response to this trend, AIFUL has resolved to improve the accuracy of its credit investigation system and reinforce its standards for offering credit. To this end, the company introduced its Seventh Scoring System in April 2002.

Even amidst the difficult operating environment outlined above, AIFUL will strive to maintain focus on the twin goals of providing high-quality customer services and cutting costs through improving efficiency in operations. To this end, the company plans to integrate the marketing operations conducted throughout its 536-strong nationwide network of staffed branches in two contact centers, one each in east and west Japan. Both centers are due to commence operations in October 2003.

Moving onto policies aimed at boosting the operational efficiency of other business areas, AIFUL took the decision to withdraw from the restaurant business in order to concentrate its management resources in retail finance services. All operating assets involved in this business area have been transferred to Bee Bee Restaurant Co., Ltd.

In the guarantees business, positioned as an important new source of revenues, AIFUL is expanding its alliances. The company now offers guarantees for business loans offered by Saitama Resona Bank Co., Ltd. and Kinki Osaka Bank Co., Ltd. At the end of the current consolidated fiscal year, AIFUL had forged such partnerships with a total of 24 banks and two other companies.

(2. Life Co., Ltd.)

During the current consolidated fiscal year, Life Co., Ltd. withdrew from the low-profit auto loan business and poured management resources into such high-profit areas as credit card shopping and cashing loans, and other consumer finance areas in order to construct a more stable profit base. This gradual shift from a low-profit asset portfolio to a high-profit asset portfolio will continue in the years to come.

In the credit card business, number of cardholders is the single most important factor in securing profits. Accordingly, Life built on agreements with men's clothing store Aoyoma Syouji_and electric goods chain DeODEO by striking an alliance with Komeri Co., Ltd., a key player in the home center market, a development which has tied directly into the issue of joint credit cards. In terms of proper cards, Life continues to develop new

products such as the ATASHIn'CHI credit card. Released in October 2002, this card incorporates characters from the popular cartoon of the same name in original designs. On a different note, August 2002 saw Life introduce an automatic voice-response system at its support centers. Allowing customers to make inquiries regarding their current credit balances and payment details and also gain access to a range of Internet services offered by affiliated stores, this new option made significant contributions to maintaining excellence in customer service.

As a result of the foregoing, the total number of credit card holders at the end of the current consolidated fiscal year rose 1,110,000 over the same time the previous year to 9,830,000.

In the per-item credit business, the current consolidated fiscal year saw Life make aggressive efforts to expand its network of affiliated stores. As a result, the total number of such stores rose to 82,000 at year-end.

In the consumer finance business, similarly proactive network expansion initiatives and the relocation of existing branches to more favorable locations resulted in the addition of a total of 38 new branches. The total number of Life Cashing Plazas at year-end was 164.

In the guarantees business, Life staged a withdrawal from offering auto or home-related loans, whilst also revising its guarantee rates on bank loan guarantees and cultivating alliances with new loan guarantee partners. These efforts resulted in agreements with 24 new banks, taking the total number of partner financial institutions to 70.

Volume of business for the period was as follows. Life's credit card business and the per-item business for this fiscal year were recorded as 276,542 million yen and 144,493 million yen. These factors took Life's total balance of loans to customers and credit guarantee installment receivables at the end of the fiscal year under review up 10.4% over the same time the previous year to 676,093 million yen, a figure which includes 250,936 million yen of off-balance sheet receivables resulting from the liquidization of certain other receivables. The breakdown of this figure was as follows: credit cards down 4.2% to 64,069 million yen, per-item credit up 16.6% to 170,854 million yen, credit card cashing loans up 23.9% to 310,749 million yen, credit guarantee installment receivables down 14.2% to 117,849 million yen, and other businesses down 22.0% to 12,570 million yen.

Synergies Resulting From the Acquisition of Life

Since its purchase by AIFUL, Life has significantly improved its profit base, and is now making valuable contributions to the income of the AIFUL Group. However, the synergies made possible by the acquisition of this company do not stop there.

Life has benefited thanks to access to AIFUL's scoring and credit investigation expertise and its debt collection know-how. These additions are making major contributions to the rapid growth of Life's cashing loan business, and the company's newfound management efficiency.

For its part, Life has provided AIFUL with an enhanced understanding of the credit card business and means of introducing related systems in an affordable manner. Furthermore, Life and AIFUL are also jointly developing IT systems and integrating their back office staff divisions in an attempt to introduce still higher efficiency in the use of capital. In addition, AIFUL and other group companies have acted in unison on a wide variety of fronts in order to enable new cost reductions. Streamlining the group's database of transaction partners and sharing purchasing know-how have been two of the main contributors in this respect.

The addition of Life to the AIFUL Group represents the acquisition of a major credit card brand, an invaluable asset not possessed by any of AIFUL's main competitors. Not only does this asset bring a new strength to brand strategies, it also makes it possible to introduce higher levels of flexibility and expandability to alliances and joint ventures than would be otherwise are possible.

(3. Other Group Companies)

Businext, a joint venture set up in conjunction with the Sumitomo Trust and Banking Co., Ltd., has been focusing its attention on Direct Mail-related operating activities and building up a base of high-quality loan clients. These efforts took the company's total loan balance at the end of the current fiscal year 15,397 million yen.

In October 2002, City's Co., Ltd. became a member of the AIFUL group. Since that time, the company's existing credit investigation know-how and human assets have been augmented by AIFUL's information management systems and management expertise. This combination has resulted in a considerable reinforcement of the company's management base, which in turn played a key role in taking loans at the end of the current consolidated fiscal year to 29,176 million yen. At present, the company is paying careful attention to the shifting economic climate in planning its next moves.

Moving onto other group companies, consumer finance companies Happy Credit Corporation, Sinwa Co., Ltd. and Sanyo Shinpan Co., Ltd. have all now introduced AIFUL's scoring system, an important step towards bolstering credit investigation systems to guard against further increase in expenses for doubtful receivables. Synergies of the type created in this manner are a major goal throughout the AIFUL group. Loans at the end of the year came to 31,587 million yen, 22,263 million yen, and 11,865 million yen (all including balances of installment receivables) at Happy Credit Corporation, Sinwa Co., Ltd. and Sanyo Shinpan Co., Ltd.

Happy Credit Corporation, Sinwa Co., Ltd. and Sanyo Shinpan Co., Ltd. took advantage of synergies with AIFUL to introduce AIFUL's credit scoring knowledge. As a result, Happy Credit's outstanding loans totaled 31,587 million yen at the fiscal year-end, with Sinwa's total of outstanding loans coming to 22,263 million yen and Sanyo Shinpan's outstanding loans totaled 11,865 million yen. Similar synergies look likely to be possible in the future as well. These group companies are all demonstrating solid growth.

AIFUL customers are now able to make use of ATMs belonging to any AIFUL Group company. This development represents a significant boost for customer convenience and is indicative of the operating synergies the group is currently enjoying.

As a result of the above factors, AIFUL and its six subsidiaries had 1,833,702 million yen in outstanding loans, 235,873 million yen in installments receivable, 128,744 million yen in credit guarantee receivables and 12,738 million yen in others. These figures include 250,936 million yen in liquidation of certain other receivables, which itself consists of 162,920 million yen in outstanding loans and 88,015 million yen in installment receivables.

Capital Procurement

AIFUL procured capital during the year in a variety of ways: borrowing 57.5 billion yen through liquidization methods, issuing standard domestic bonds to the sum of 100.5 billion yen, and taking out syndicated loans overseas. These activities constituted a continued diversification of the company's capital procurement avenues.

Financial institutions with which AIFUL conducts transactions also increased by 26 during the year, considerably fleshing out the company's procurement base in another dimension. Additionally, AIFUL moved to guard against the adverse effects of future rises in interest rates by purchasing interest caps, thereby increasing the fixed interest ratio. These efforts will continue into the future as AIFUL continues to diversify the techniques whereby it obtains access to low-price, stable sources of capital.

Operating Results

As a result of the above activities, operating revenue for the year jumped 13.2%, to 449,458 million yen for the consolidated fiscal year.

AIFUL's operating revenue climbed 5.7% to 324,671 million yen, comprising 72.2% of the Group's revenues. Life recorded operating revenue of 102,392 million yen, accounting for 38.3% comprising 22.8% of the Group's revenues. Of the total, 406,483 million yen, or 90.4%, was accounted for by operating interest on loans, 23,056 million yen, or 5.2%, by revenue from installment receivables, 4,132 million yen, or 0.9%, by guarantee revenue, and 15,785 million yen, or 3.5%, by other revenue.

Operating interest on loans accounts for 77.6% of AIFUL's revenues. This figure can be broken down into 83.4% in unsecured loans, 15.1% in real estate-secured loans and 1.5% in business loans.

Operating expenses for the AIFUL Group totaled 333,462 million yen. AIFUL's operating expenses accounted for 65.3%, or 217,727 million yen, of this total, while Life's operating expenses accounted for 28.3%, or 94,534 million yen. Of total group operating expenses 134,125 million yen, or 40.2%, consisted of expenses for doubtful receivables, 38,479 million yen, or 11.5%, of financing expenses, 21,747 million yen or 6.5%, of advertising expenses, 48,099 million yen, or 14.4%, of personnel expenses, and 19,291 million yen, or 5.8%, of commissions paid.

The 2,638 million yen in write-down of consolidation adjustment account accrued with the purchases of Life Co., Ltd. and Sinwa Co., Ltd. was recorded as an operating expense.

As a result, consolidated operating income for this fiscal year rose 4.2% to 115,995 million yen, and AIFUL's operating income increased 3.2% to 106,944 million yen, net income jumped 70.9% to 59,910 for the fiscal year. Consolidated ordinary income for the fiscal year rose 6.4% to 111,797 million yen, while AIFUL's ordinary income rose 0.4% to 107,100 million yen and net income this fiscal year rose 44.2% to 55,317 million yen.

(2) Fiscal 2004 Outlook

As the slowdown of the global economy comes to be seen as increasingly certain, the Japanese economy too continues to suffer from stagnation in corporate profits, employment-related uncertainties, and other factors. Accordingly, predictions about how economic environments will develop in the near future are rendered extremely difficult.

The finance industry is not removed from these problems, struggling as it is with high levels of unemployment. Bankruptcy rates look set to keep rising, forcing management to conclude that improvements in the AIFUL Group's business conditions cannot be hoped for yet.

In response to these challenges, AIFUL will continue to set itself unambiguous goals as it commits the energies of the entire group to pushing up its balances for high-quality loans. Working for maximal cost reductions and all-round improvements in management performance, the company will maintain steady flows of income.

After consideration of the issues described above, we predict a 10.0% increase to 494,522 million yen on the part of the AIFUL Group's consolidated operating revenue, and a 6.2% increase to 344,849 million yen in AIFUL's operating revenue.

Consolidated ordinary income is expected to jump 9.1% to 122,012 million yen, with a 6.2% rise to 344,849 million yen in AIFUL's non-consolidated ordinary income. Consolidated net income is expected to climb 8.6% to 65,056 million yen, while AIFUL's net income is expected to jump 2.2% to 56,532 million yen.

4. Financial Situation

Assets

Loans totaled 1,670,781 million yen, an increase of 12.7% over the previous year. This was primarily due to steady increases in group loans. AIFUL's loans rose 7.6% to 1,413,340 million yen, Life's loans rose 51.2% to 147,828 million yen; Businext's loans increased 89.7% to 15,397 million yen.

Installment receivables rose 22.4% over the same time the previous year to 147,857 million yen due to the steady progress made by the credit card shopping and per-item credit businesses at Life Co., Ltd.

Credit guarantee receivables fell 8.1% to 128,744 million yen, as Life ended its involvement in the low-revenue guarantee business. Allowance for bad debt was increased 20.0% to 132,130 million yen, in consideration of economic conditions in fiscal 2003. (Consolidated loans and installment receivables do not include 162,920 million yen, rose 6.4%, in Life's liquidation of certain other receivables and loans and fell 1.7% to 88,015 million yen in installment receivables.)

Adjustment for consolidated accounts fell 5.1%, to 22,046 million yen.

Liabilities

Total capital procured, including debt, commercial paper and bonds rose 12.0% to 1,504,968 million yen. This was due to an increase in financing to correspond with the steady increase in AIFUL, Life and Sinwa's operating receivables.

Shareholders' Equity

Consolidated shareholders' equity at the end of fiscal year rose 15.3% over the previous year to 485,991 million yen, and the equity ratio stood at 21.3%. AIFUL's non-consolidated shareholders' equity rose 12.0%, to 470,834 million yen. AIFUL's shareholders' equity ratio is 24.7%.

Cash Flows

Despite procuring considerable amounts of capital through the issuance of new stock and bonds, consolidated cash and cash equivalents stood at 131,643 million yen at the end of fiscal year, a 7,482 million yen gain over the previous year. This was primarily due to an increase in outstanding loans through operating activities.

Net cash used in operating activities was minus 90,062 million yen, compared to 183,755 million yen in the same period of the previous year, due to an increase in loans.

Net cash used in investing activities totaled minus 57,172 million yen, compared to minus 11,205 million yen in the same period of the previous year, due to the acquisition of fixed assets.

Net cash provided by financing activities came to 131,652 million yen due to the liquidation of certain other receivables and the issuance of new stock along with the expansion of operating activities and investment activities. The figure for the previous year was 180,511 million yen.

4. Consolidated Financial Statements

(1) Consolidated Balance Sheets

In millions of yen - rounded down, except where noted

(Assets)	For the current fiscal year (As of March 31, 2003) Amount	%	For the previous fiscal year (As of March 31, 2002) Amount	%	Increase (Decrease) Amount	%
Current Assets:						
Cash and cash equivalents	132,296		140,757		(8,461)	
Loans	1,670,781		1,482,796		187,985	
Installment receivables	147,857		120,756		27,101	
Credit guarantee receivables	128,744		140,142		(11,397)	
Other operating receivables	12,738		16,113		(3,374)	
Marketable Securities	510		268		241	
Property and stored goods	723		1,214		(491)	
Deferred tax assets	25,582		9,970		15,611	
Short-term loans	30,183		7,183		22,999	
Other	61,487		44,312		17,174	
Allowance for bad debts	(113,438)		(92,117)		(21,321)	
Total current assets	**2,097,467**	**91.9**	**1,871,399**	**92.2**	**226,067**	**12.1**
Fixed Assets:						
Tangible Fixed Assets:						
Buildings and structures	17,449		19,630		(2,181)	
Machinery and vehicles	38		49		(11)	
Equipment and fixtures	6,626		6,255		371	
Rental assets	2		9		(7)	
Land	14,801		15,162		(360)	
Construction in process account	3,093		-		3,093	
Tangible fixed assets	**42,012**	**1.8**	**41,108**	**2.0**	**903**	**2.2**
Intangible Fixed Assets:						
Software	16,346		7,429		8,917	
Telephone rights	811		777		34	
Consolidation adjustment account	22,046		23,239		(11,93)	
Other	39		813		(774)	
Total intangible fixed assets	**39,243**	**1.8**	**32,259**	**1.6**	**6,984**	**21.6**
Investment and Other Fixed Assets:						
Investment in securities	11,285		9,056		2,228	
Claims in bankruptcy	17,363		14,267		3,095	
Long-term loans	20,395		12,987		7,408	
Lease deposits and guarantees	10,850		10,898		(47)	
Deferred tax assets	16,591		21,264		(4,673)	
Loss on deferred hedge	33,674		22,930		10,743	
Other	11,384		9,890		1,493	
Allowance for bad debts	(18,691)		(17,220)		(1,470)	
Total investment and other fixed assets	**102,854**	**4.5**	**84,075**	**4.1**	**18,778**	**22.3**
Total fixed assets:	**184,110**	**8.1**	**157,443**	**7.7**	**26,666**	**16.9**
Deferred Assets:						
Bond issuing expenses	535		790		(255)	
Total deferred assets	**535**	**0.0**	**790**	**0.1**	**(255)**	**(32.3)**
Total Assets:	**2,282,113**	**100.0**	**2,029,633**	**100.0**	**252,479**	**12.4**

Consolidated Balance Sheet (cont.):

	In millions of yen - rounded down, except where noted					
	For the current fiscal year (As of March 31, 2003)		For the previous fiscal year (As of March 31, 2002)		Increase (Decrease)	
(Liabilities)	Amount	%	Amount	%	Amount	%
Current Liabilities:						
Notes & accounts payable - trade	22,932		24,056		(1,124)	
Credit guarantees payable	128,744		140,142		(11,397)	
Short –term loans debt	55,365		37,491		17,873	
Current portion of bonds	74,500		71,000		3,500	
Current portion of long-term debt	416,152		375,271		40,881	
Commercial paper	13,500		15,000		(1,500)	
Income taxes payable	37,627		16,891		20,735	
Accrued bonuses	3,759		3,990		(231)	
Gains on deferred installments	11,089		8,878		2,210	
Other	41,174		36,390		4,783	
Total Current Liabilities	**804,845**	**35.3**	**729,114**	**35.9**	**75,731**	**10.4**
Long-term Liabilities:						
Bonds	377,500		351,500		26,000	
Long term debts	567,950		494,009		73,940	
Allowance for retirement benefits for employees	7,636		5,958		1,677	
Allowance for retirement benefits for directors	1,150		1,067		82	
Interest swaps	32,119		22,304		9,814	
Other	890		824		65	
Total Long-term Liabilities	**987,247**	**43.2**	**875,665**	**43.1**	**111,581**	**12.7**
Minority interests:						
Minority Interests	**4,028**	**0.2**	**3,510**	**0.2**	**517**	**14.7**
Shareholders equity:						
Common stock	83,317	3.6	83,317	4.1		
Additional paid-in capital	104,125	4.6	94,047	4.6		
Consolidated retained earnings	300,924	13.2	246,239	12.1		
Differences in evaluation of other marketable securities	(323)	(0.0)	(215)	(0.0)		
Treasury stock	(2,052)	(0.1)	(2,045)	(0.1)		
Total Shareholders' Equity	**485,991**	**21.3**	**421,343**	**20.7**	**64,648**	**15.3**
Total Liabilities, Minority Interests and Shareholders' Equity	**2,282,113**	**100.0**	**2,029,633**	**100.0**	**252,479**	**12.4**

(2) Consolidated Statement of Income

In millions of yen - rounded down, except where noted

	For the current fiscal year (Apr. 1, 2002 to Mar. 31, 2003)		For the previous fiscal year (Apr. 1, 2001 to Mar. 31, 2002)		Increase (decrease)	
	Amount	%	Amount	%	Amount	%
Operating Revenue	**449,458**	**100.0**	**397,162**	**100.0**	**52,296**	**13.2**
Interest on loans to customers	406,483	90.4	359,318	90.5	47,165	13.1
Credit card revenue	7,877	1.8	6,742	1.7	1,135	16.8
Per-item credit revenue	15,178	3.4	10,353	2.6	4,825	46.6
Credit guarantee revenue	4,132	0.9	4,076	1.0	56	1.4
Financial revenue - other	321	0.1	525	0.1	(203)	(38.8)
Interest on bank deposit	18		86		(68)	
Interest on marketable securities	1		1		(0)	
Interest on loans	267		199		67	
Other	35		237		(202)	
Operating Revenue - other	15,463	3.4	16,146	4.1	(682)	(4.2)
Sales of property	306		2,823		(2,517)	
Revenue from service business	935		1,246		(311)	
Bad debts write-off recovery	6,431		5,715		715	
Other	7,790		6,360		1,430	
Operating Expenses	**333,462**	**74.2**	**285,832**	**72.0**	**47,630**	**16.7**
Financial expenses	38,479	8.6	34,615	8.7	3,864	11.2
Interest expense	25,126		21,987		3,139	
Interest on bond	9,985		9,704		281	
Other	3,367		2,923		444	
Cost of sales	562	0.1	3,025	0.8	(2,463)	(81.4)
Cost of sales of property	296		2,677		(2,381)	
Cost of sales of restaurant business	266		348		(81)	
Operating Expenses - other	294,420	65.5	248,191	62.5	46,228	18.6
Advertising expenses	21,747		26,845		(5,097)	
Commissions	19,291		19,667		(376)	
Loan losses	20,963		7,925		13,037	
Transfers to allowance for bad debts	113,162		82,020		31,141	
Employee salaries and bonuses	35,614		33,166		2,448	
Transfers to accrued bonuses	3,759		3,990		(231)	
Retirement benefit expenses	3,186		1,353		1,833	
Transfers allowance to directors' retirement bonuses	104		114		(9)	
Rent fees	24,353		22,959		1,394	
Depreciation expense	6,672		6,929		(257)	
Consolidation adjustment account write-off	2,638		3,178		(540)	
Other	42,926		40,041		2,885	
Operating Income	**115,995**	**25.8**	**111,329**	**28.0**	**4,665**	**4.2**

Consolidated Income Statement (cont.):

In millions of yen - rounded down, except where noted

	For the current fiscal year (Apr. 1, 2002 to Mar. 31, 2003)		For the previous fiscal year (Apr. 1, 2001 to Mar. 31, 2002)		Increase (decrease)	
	Amount	%	Amount	%	Amount	%
Non-operating income	**1,303**	0.3	**1,333**	0.3	**(29)**	**(2.2)**
Interest on loans	52		24		27	
Dividends received	99		31		68	
Insurance dividends received	325		530		(204)	
Other	825		746		78	
Non-operating expenses	**5,501**	**1.2**	**7,595**	**1.9**	**(2,093)**	**(27.6)**
Transfer allowance for bad debts	4,387		2,371		2,016	
New share issuing expenses	-		4,234		(4,234)	
Amortization of bond issuing expenses	-		72		(72)	
Other	1,114		916		197	
Ordinary income	**111,797**	**24.9**	**105,067**	**26.5**	**6,729**	**6.4**
Extraordinary income	444	0.1	1,729	0.4	(1,284)	(74.3)
Allowance for bad debts from previous year	38		210		(171)	
Gain on sale of investment securities	212		140		71	
Liquidation on lease deposits and guarantees	135		1,057		(922)	
Other	58		320		(262)	
Extraordinary losses	**4,788**	**1.1**	**44,948**	**11.3**	**(40,160)**	**(89.3)**
Loss on valuation of fixed assets	540		31,240		(30,700)	
Loss on sale of fixed assets	374		121		253	
Amount equivalent to previous year loss on valuation of real estate for sale	-		2,147		(2,147)	
Loss on valuation of investment securities	858		706		151	
Transfer allowance for bad debts	-		118		(118)	
Loan losses	4		351		(346)	
Differences of change in retirement benefit accounting	1,238		-		1,238	
Consolidation adjustment account write-off	1,048		9,130		(8,082)	
Other	724		1,131		(407)	
Income before taxes	**107,453**	**23.9**	**61,848**	**15.6**	**45,605**	**73.7**
Corporate tax, local and enterprise taxes	**57,555**	**12.8**	**36,292**	**9.1**	**21,262**	**58.6**
Adjustment on corporate tax, etc.	**(10,129)**	**(2.2)**	**(8,907)**	**(2.2)**	**(1,221)**	**13.7**
Loss of Minority Interests	**116**	**0.0**	**(601)**	**0.2**	**717**	**119.4**
Net Income	**59,910**	**13.3**	**35,063**	**8.8**	**24,847**	**70.9**

(3) Consolidated Statement of Retained Earnings

In millions of yen - rounded down, except where noted

	For the current fiscal year Ended March 31, 2003	For the previous fiscal year Ended March 31, 2002	Increase (Decrease)
Consolidated retained earnings at the beginning of the year	-	**215,978**	
Increase in consolidated retained earnings	-	165	
Decrease in consolidated retained earnings	-	**4,967**	
Cash dividends	-	4,880	
Bonues to officers	-	87	
Net income	-	**35,063**	
Consolidated Capital Surplus at the end of the year	-	**246,239**	
(Capital Surplus)			
Capital Surplus at the beginning of the year	94,047	-	
Increase in consolidated retained earnings:			
Increase in retained earnings by exercise of rights to subscribe for new shares	10,078	-	
Capital Surplus at the end of the year	**104,125**	-	
(Earned Surplus)			
Consolidated earning surplus at the beginning of the year	246,239	-	
Increase in earned surplus:			
Net income	59,910	-	
Decrease in earned surplus:	5,226	-	
Cash dividends	5,123	-	
Bonues to officers	103	-	
Consolidated retained earnings at the end of the period	300,924		

(4) Consolidated Statement of Cash Flows

	In millions of yen - rounded down, except where noted		
	For the current fiscal year Ended March 31, 2003	For the previous fiscal year Ended March 31, 2002	Increase (Decrease)
	Amount	Amount	Amount
I. Cash flow from operating activities:			
Net income before taxes	107,453	61,848	45,605
Depreciation and amortization	6,676	6,958	(282)
Write-down of consolidation adjustment account	3,686	12,309	(8,622)
Loss on valuation of investment securities	858	706	151
Loss on valuation of inventories	-	2,195	(2,195)
Increase in allowance for bad debts	20,908	10,639	10,268
Increase in accrued bonues	(260)	251	(512)
Increase in allowance for retirement benefits for employees	1,545	(231)	1,777
Increase in allowance for retirement benefits for directors	82	113	(30)
Non-operating interest on loans and cash dividends	(152)	(56)	(96)
New shares issuing expense	-	4,234	(4,234)
Amortization of bond issuing expenses	829	975	(145)
Loss on sale of tangible fixed assets	374	121	253
Loss on disposal of tangible fixed assets	409	900	(491)
Loss on valuation of fixed assets	540	31,240	(30,700)
Increase on liquidation of lease deposits and guarantees	(135)	(1,057)	922
Bonuses paid to directors	(103)	(87)	(16)
Increase in loans to customers	(160,195)	(221,754)	61,558
Installment receivables	(27,101)	(34,113)	7,012
Other gain (loss) on trade receivables	3,374	7,024	(3,649)
Decrease in claims in bankruptcy	(1,015)	(2,408)	1,393
Increase in stored goods	491	2,155	(1,663)
Decrease in prepaid expenses	(116)	528	(644)
Decrease in long-term prepaid expenses	(3,147)	(1,614)	(1,533)
Increase in other current assets	(14,359)	(12,828)	(1,530)
Increase in other current liabilities	5,008	(7,022)	12,031
Other	957	427	529
Subtotal	**(53,389)**	**(138,542)**	**85,153**
Non-operating interest on loans and cash dividends	152	56	96
Payments for corporate and other taxes	(36,826)	(45,268)	8,442
Cash flow from operating activities	**(90,062)**	**(183,755)**	**93,692**

	In millions of yen - rounded down, except where noted		
	For the current fiscal year Ended March 31, 2003	For the previous fiscal year Ended March 31, 2002	Increase (Decrease)
	Amount	Amount	Amount
II. Cash flow from investing activities:			
Disbursements for investments in term deposits	(474)	(5,484)	5,010
Revenue from payments of term deposits	1,621	6,010	(4,389)
Funds provided by sales of investment securities	303	-	303
Increase in beneficial interest in trusts	(1,744)	(0)	(1,743)
Funds used for purchase of new subsidiaries	(7,566)	-	(7,556)
Funds used for purchase of tangible fixed assets	(5,501)	(3,516)	(1,984)
Gain on sale of tangible fixed assets	596	199	397
Funds used for purchase of intangible fixed assets	(11,819)	(4,757)	(7,062)
Funds used for purchase of investment securities	(3,459)	(3,665)	206
Funds provided by sales of investment securities	1,345	1,526	(180)
Funds provided by sales of subsidiaries' stock	-	4,199	(4,199)
Funds used for acquisition of paid-in capital	-	(250)	250
Funds provided by sale of paid-in capital	336	68	268
Gain on short-term loans receivables	(22,999)	-	(22,999)
Funds used in collections of long-term loans receivables	(8,140)	(7,293)	(846)
Gain on collection of long-term loans receivables	173	265	(91)
Funds used for purchases of investments and other assets	(400)	(256)	(143)
Funds provided from sales of investments and other assets	505	638	(132)
Others	40	1,113	(1,072)
Cash flow from investing activities	**(57,172)**	**(11,205)**	**(45,967)**
III. Cash flow from financing activities:			
Increase in short-term debts	420,365	196,725	223,640
Payments for repayment of short-term debt	(413,452)	(191,557)	(221,895)
Decrease in commercial paper	(1,500)	-	(1,500)
Increase in long-term debt	553,965	444,945	109,020
Repayments of long-term debt	(451,921)	(390,105)	(61,815)
Cash from issue of corporate bonds	99,925	80,546	19,379
Loss on redemption of bonds	(71,000)	(36,000)	(35,000)
Cash on issue of stock	-	82,813	(82,813)
Increase in common stock	(6)	(2,045)	2,038
Gain on payments from minor shareholders for establishment of subsidiaries/affiliates	400	70	330
Cash dividends paid	(5,123)	(4,880)	(242)
Cash flow from financing activities	**131,652**	**180,511**	**(48,858)**
IV. Effect of exchange rate changes on cash and cash equivalents	**35**	**15**	**19**
V. Increase (Decrease) in cash and cash equivalents	**(15,547)**	**(14,433)**	**(1,114)**
VI. Balance of cash and cash equivalents at the beginning of period	**139,126**	**153,435**	**(14,309)**
VII. Increase in cash and cash equivalents from new consolidations	**8,064**	**124**	**7,940**
VIII. Balance of cash and cash equivalents at the end of period	**131,643**	**139,126**	**(7,482)**

5. Significant Accounting Policies Relating to the Financial Statements

1. Matters pertaining to consolidation

(1) No. of consolidated subsidiaries: 9

Names of consolidated subsidiaries: Happy Credit Corporation, Sinwa Corporation, Businext Corporation, Life Co., Ltd., Sanyo Shinpan Co., Ltd., AsTry Loan Services Corporation Marutoh K.K., City's Co., Ltd., City Green Co., Ltd.

(2) No. of non-consolidated subsidiaries: 4

Reasons the companies are excluded from consolidation:

Non-consolidated subsidiaries (Life Stock Center Co., Ltd. and three others) have not been included in the scope of consolidation. This is due to the fact that they are small in size and the total assets, operating income, net profit/loss and retained earnings represented in the Company's share of their equity has a small effect on the consolidated financial statements.

2. Matters concerning the application of equity method accounting

Four non-consolidated subsidiaries and an affiliated company, Hakata Daimaru Card Services Co., Ltd., have not adopted the equity method. This is due to the fact that they are small in size, and the sums of AIFUL's share of their consolidated net profit or loss and retained earnings would have a negligible effect on the consolidated financial statements.

3. Matters pertaining to the settlement dates of consolidated subsidiaries

The fiscal year-end of consolidated subsidiary, Marutoh K.K., is February 28. Financial statements as of this date are used in the preparation of the consolidated financial statements, with significant events taking place between balance sheet dates adjusted for as necessary.

4. Accounting principles used for standard accounting treatment

(1) Appraisal standards and methods for principal assets

① Marketable securities

Other marketable securities

Securities valued at market	Market value method based on the market prices on the settlement date. All valuation differences are reflected directly in shareholders' equity, the sale price being computed using the moving average method.
Securities not valued at market	Cost method, cost being determined by the moving average method
② Purchased receivables:	Lower-of-cost-or-market method, cost being determined by the lowest cost accounting method
Real estate for sale	Lower-of-cost-or-market method, cost being determined by the specific cost method Property currently being leased out is depreciated as a tangible fixed asset.
Currently leased real estate	Lower-of-cost-or-market method, cost being determined by the cost method
Warehouse goods	Latest purchase cost method

(2) Depreciation methods for depreciable assets

① Tangible fixed assets: Decline balance depreciation method

Major useful lives are as follows:

Buildings and structures	3 -50 years
Machinery and vehicles	2 -15 years
Equipment and fittings	2 -20 years

② Intangible fixed assets

Software	Straight-line method based on the assumed useful life for internal use (5 years)
Other	Straight-line method

(3) Accounting standards for allowances and reserves

①	Allowance for bad debts	Provision for losses on bad debts is made up to the maximum allowable based on individual assessments and the actual percentage of bad loan write-offs, as prescribed in the Corporate Income Tax Law. If that amount is deemed to be insufficient, additional provision is made.
②	Reserve for accrued bonuses	Provision for accrued bonuses to employees is made by appropriating an amount based on the estimated total bonuses that will be paid during the fiscal year.
③	Allowance for retirement benefits for employees	In order to provide for retirement allowances the company accrues an amount equivalent to the amount that would be paid if the payment occurred at the end of the current consolidated accounting period, based on the projected amount of retirement allowance liabilities and pension assets at the end of the consolidated accounting fiscal year.
④	Allowance for retirement benefits for directors	The Company provides for retirement benefits for directors by determining the estimated amount that would be paid if all directors retired on the balance sheet date, based upon the pertinent rules of the Commercial Code.

(4) Other Significant Accounting Policies Relating to the Financial Statements

①	Interest on loans to customers	Interest on loans to customers is recorded in accordance with accrual standards. Uncollected interest is recorded at the lower of the maximum legal interest rate and the pertinent Company interest rate.
②	Accounting standards for credit revenue	Commission charges from customers and franchised stores based upon add-on systems are treated as deferred credit profits in a lump sum at the time the credit contract is concluded, and transferred to revenues at the time the bill is made. However, customer commission charges based upon the reserve-on-balance or revolving styles are treated as revenues at the time the bill is made. The segment revenue distribution method, based on the add-on system, is the 7:8 method.
③	Loan guarantee revenues	Loan guarantee revenues are accounted for with the declining-balance method.
④	Accounting treatment of interest on debt	Interest on debt used to provide consumer loans is accounted for as financial expenses and included in operating expenses. All other interest expenses are accounted for as interest payments in non-operating expenses.

(5) Conversion standards for assets and liabilities in foreign currency

Assets and liabilities in foreign currency are converted directly into yen using exchange rates valid on March 31, 2003. Conversion disparities are recorded as profits and losses.

(6) Accounting treatment for lease transactions

In finance lease transactions, other than those in which the title of the leased asset is deemed to be transferred to the lessee, finance leases are treated according to the method used for ordinary loan transactions, mutatis mutandis.

(7) Hedge accounting methods

①	Hedge accounting methods	The Company uses deferred hedge accounting. However, the Company uses special accounting rules for interest swaps where appropriate.
②	Hedging methods and hedged transactions	
	Hedging methods	Interest caps and interest swaps
	Hedged transactions	Borrowing that will change the Company's cash flow depending upon changes in market interest rates (floating rate bank borrowing and corporate bonds).
③	Hedging policy	The Company uses hedge transactions to keep the percentage of fixed interest rate capital below a specified percentage of total capital funds procured.
④	Evaluation of hedge effectiveness	The Company determines the effectiveness of its hedging transactions based on a method of ratio analysis covering cumulative changes over the past ten-year period.
(8)	Accounting treatment of consumption taxes	Consumption taxes are taken out of all Statement of Income items and Balance Sheet items. Consumption taxes for fixed assets that are not subject to the exclusion, however, are included in "Other" under Investment and Other Assets and are written off using the straight-line method over a five-year period.

5. Matters pertaining to the valuation of consolidated subsidiaries' assets and liabilities
Assets and liabilities of consolidated subsidiaries are all evaluated using the market value method.

6. Write-off of the consolidation adjustment account
The Company writes off the consolidation adjustment account using the straight-line method over a ten-year period. Items that do not have a significant effect on the consolidated financial statements, however, are written off completely in the year in which the adjustment is made.

7. Matters pertaining to appropriation of profit-related items
Consolidated statements of retained earnings are based upon appropriated profit settled during the consolidated fiscal year.

8. Scope of Cash and Cash Equivalents in the Consolidated Statements of Cash Flows
Cash and cash equivalents include cash on hand, deposits on demand, and short-term, highly liquid investments with maturities of three months or less at the date of acquisition that are readily convertible to cash and cash equivalents and are subject to only insignificant risk of changes in value.

(Changes in Accounting Standards)

1. Accounting Standards for the Elimination of Treasury Stock and Legal Reserve

The company adopted 'Accounting Standards Pertaining to the Elimination of Treasury Stock and Legal Reserve' (Corporate Accounting Standards, No. 1) during the current consolidated fiscal year. This change had no effect on income or losses for the period. Consolidated balance sheets and consolidated statements of appropriated earnings for the current year have been formulated in line with the new changes.

2. Per Share Information

The company adopted 'Accounting Standards Pertaining to Net Income Per Share' (Corporate Accounting Standards, No. 2), and 'Guidelines Relating to Accounting Standards Pertaining to Net Income Per Share' (Corporate Accounting Standards, No. 4) during the current consolidated fiscal year. The effect of these changes on net income per share was negligible.

Notes

Notes to the Consolidated Balance Sheets

1. Additional paid-in capital includes an increase of 18,693 million yen in a simple equity swap. This includes a difference of 13,900 million yen recorded in the valuation of subsidiary's stock incurred in capital consolidation methods.

	In millions of yen As of March 31, 2003	In millions of yen As of March 31, 2002
2. Total accumulated depreciation for tangible fixed assets:	28,808	27,248

3. Assets pledged as collateral and corresponding liabilities:

(1) Assets pledged as collateral:

	In millions of yen As of March 31, 2003	In millions of yen As of March 31, 2002
Deposits	642	350
Loans	707,843	559,827
Installment receivables	44,758	50,918
Buildings and structures	1,021	1,092
Machinery and vehicle	24	32
Land	1,618	1,619
Real estate for sale	137	153
Investment securities	265	413
Investment in other assets(other)	1	1
Total	756,313	614,408

(2) Corresponding liabilities:

	In millions of yen As of March 31, 2003	In millions of yen As of March 31, 2002
Short-term debt	37,265	20,210
Current portion of long-term debt	250,231	201,752
Long-term debt	338,991	295,330
Other	218	273
Total	626,707	517,566

Above amounts include items related to the liquidization of loans receivables, 203,482 million yen for outstanding loans receivables 27,321 million yen for the current portion of long-term debt, 96,547 million yen for the long-term debt.
In addition to the above, the Company has contracted to offer loans as collateral in response to borrowers' requests to the sum of 2,000 million yen for short-term debt, 66,235 million yen for current portion of long-term debt, 167,797 million yen in total.
The Company has also offered 15,783 million yen for cash and cash equivalents as collateral for swap transactions.

4. Assets Pledged as Collateral and Corresponding Market Values (In millions of yen)

Transferred accounts	8,001	-
Commercial paper	19,998	6,998
Trust received rights	2,000	-
Total	29,999	6,998

5. Value of stock of non-consolidated subsidiaries and affiliates included in investments in securities: (In millions of yen)

As of March 31, 2003	As of March 31, 2002
29 million yen	29 million yen

6. Installment receivables:

	In millions of yen As of March 31, 2003	In millions of yen As of March 31, 2002
Card shopping	42,029	50,365
Per item shopping	105,826	70,362
Guarantees	-	-
Leases	-	24
Other	1	2
Total	147,857	120,756

7. Installment deferred profit: (In millions of yen)

	End of current fiscal year				End of previous fiscal year			
	Balance at end of prior period	Gains during period	Gains Amounts enacted during period	Balance at end of period	Balance at end of prior period	Gains during period	Gains Amounts enacted during period	Balance at end of period
Credit card shopping	1,043	7,252	7,758	538 (109)	163	7,392	6,512	1,043 (256)
Per item shopping	6,283	18,247	14,869	9,661 (955)	1,967	14,329	10,013	6,283 (633)
Guarantees	1,293	2,995	3,619	670 (0)	2,949	2,334	3,990	1,293 (0)
Loans	258	68,422	68,460	219 (-)	200	47,761	47,703	258 (-)
Total	8,878	96,918	94,708	11,089 (1,065)	5,281	71,817	68,220	8,878 (890)

Note: Amounts in parenthesis are merchant fees.

8. Liquidation of receivables

Loans and installment receivables include an off-balance amount by the liquidation of the claim contents shown below:

(In millions of Yen)

	End of current fiscal year As of March 31, 2003	End of current fiscal year As of March 31, 2002
Loans	162,920	153,158
Installment receivables	88,015	89,550
Total	250,936	242,708

9. Bad Debts

The bad debts included in Loans and Claims in Bankruptcy are shown below:

	End of current fiscal year			End of previous fiscal year		
	Unsecured loans	Other loans	Total	Unsecured loans	Other loans	Total
Claims in bankruptcy	2,850	17,979	20,830	1,410	15,046	16,457
Loans in arrears	22,171	17,725	39,896	14,922	13,800	28,722
Loans in arrears longer than 3 months	12,130	4,371	16,502	9,418	2,526	11,945
Loans with adjusted terms	42,247	920	43,168	37,706	22	37,729
Total	79,401	40,997	120,398	63,458	31,395	94,854

Explanations each of the above items follow.

Claims in bankruptcy

"Claims in bankruptcy" refers to loans that are included in loans on which principal or interest payments have been continuously late for a considerable period of time for the reasons cited in Article 96 Paragraph 1 Number 3 Items B through E of the Corporate Income Tax Law Execution Ordinance (1965, Ordinance No. 97) or for the reasons set forth in Number 4 of the same paragraph. The Company sets aside a reserve for bad debts that is equivalent to the amount the Company believes it will be unable to recover based on an evaluation of each loan.

Loans in arrears

"Loans in arrears" refers to loans other than claims in bankruptcy for which unpaid interest is not accrued. This excludes loans, however, that are included in loans for which the Company has made arrangements convenient to the borrower for the purpose of reorganization or support of the borrower such as reduction or exemption of interest or extension of the repayment period, on which the Company is periodically receiving payments.

Loans in arrears longer than 3 months

"Loans in arrears longer than 3 months" refers to loans for which the principal or interest payment is three or months overdue from the day following the scheduled payment date and that are not regarded as claims in bankruptcy or loans in arrears.

Loans with adjusted terms

"Loans with adjusted terms" refers to loans for which the Company has made arrangements convenient to the borrower for the purpose of reorganization or support of the borrower such as reduction or exemption of interest or extension of the repayment period, on which the Company is periodically receiving payments and that are not regarded as claims in bankruptcy, loans in arrears or loans in arrears longer than 3 months.

Note to the Consolidated Statement of Cash Flows

1. Relationship between the balance of cash and cash equivalents at the end of the period and the amounts recorded in the categories shown on the consolidated balance sheets: (In millions of Yen)

	End of current fiscal year	End of previous fiscal year
Cash and cash equivalents account	132,296	140,757
Term deposits with maturity greater than 3 months	(653)	(1,631)
Cash and cash equivalents	131,643	139,126

2. Details of the assets and liabilities of City Greens Co., Ltd. and City's Co., Ltd., which became consolidated subsidiaries through an exchange of capital: (In millions of yen)

Current assets	37,189	-
Fixed assets	2,808	-
Consolidation adjustment account	2,493	-
Current liabilities	(20,072)	-
Long-term liabilities	(4,784)	-
Price of acquisition of City Greens Co., Ltd. and City's Co., Ltd.	17,634	-
Price of new shares issued through the exchange of stock	(10,078)	-
Difference: Expenditures accompanying purchase of stock in City Greens Co., Ltd. and City's Co., Ltd.	7,556	-

3. Other non-cash transactions
In accordance with the regulations laid down in Article 358 of the Commercial Code, the Company issued 1,314,000 new shares through an exchange of stock in order to make City Green Co., Ltd. a wholly owned subsidiary. The following increases were recorded as a result. (In millions of yen)

Increase in legal reserves (paid-in capital) due to the issue of new shares	10,078	-

Segment Information

(1) Segment information by type of business

For the current consolidated accounting period (From April 1, 2002 to March 31, 2003) and the previous consolidated accounting year (From April 1, 2001 to March 31, 2002)

The Company has omitted segment information by type of business, as the consumer loan business accounts for more than 90% of total operating revenues and operating expenses in all of the Company's business segments.

(2) Segment information by region

For the current consolidated accounting period (From April 1, 2002 to March 31, 2003) and the previous consolidated accounting year (From April 1, 2001 to March 31, 2002)

The Company does not report segment information by location, as the Company does not have any consolidated subsidiaries or important offices located in countries or regions outside of Japan.

(3) Foreign sales

For the current consolidated accounting period (From April 1, 2002 to March 31, 2003) and the previous consolidated accounting year (From April 1, 2001 to March 31, 2002)

The Company did not have any foreign sales during the current fiscal year.

6. Notes to Lease Transactions

1. Finance lease transactions except leases under which the title of the leased asset is deemed to be transferred to the lessee

(1) Acquisition cost, accumulated depreciation and period ending balance of lease assets

(In millions of yen)

	Current fiscal year			Previous fiscal year		
	Acquisition cost	Accumulated depreciation	Period ending balance	Acquisition cost	Accumulated depreciation	Period ending balance
Equipment attached to buildings	0	0	6	9	2	6
Vehicles	388	249	139	282	169	113
Equipment and fittings	33,096	22,756	10,340	32,854	21,749	11,105
Total	33,486	23,006	10,479	33,146	21,921	11,224

(2) Outstanding balance of future lease payments at the end of the period: (In millions of yen)

Within one year	6,124	6,085
Over one year	7,751	8,181
Total	13,876	14,267

(3) Amount of lease fee payments, depreciation expense and interest expense: (In millions of yen)

Lease fee payments	7,721	7,014
Depreciation expenses	7,038	6,704
Interest expenses	361	488

(4) Accounting method for the amount equivalent to depreciation expenses

Calculated by assuming the lease term is the depreciable life and depreciating the remaining amount to zero using the sum-of-the-years-digits method.

(5) Accounting method for the amount equivalent to interest expenses

Interest expense for lease assets is calculated as the difference between the total lease payments and the acquisition price of the leased assets, with the amount allocated to each accounting period using the interest method.

2. Operating lease transactions

(1) Leases in progress: (In millions of yen)

Within one year	110	15
Over one year	324	16
Total	435	31

7. Transactions with concerned parties

(Consolidated accounting period from April 1, 2002 to March 31, 2003)

(1) Directors and major individual shareholders:

Property:	Director
Name:	Yoshitaka Fukuda
Address:	-
Capital or investment in capital (In millions of yen):	-
Operating activities or occupation:	President of the Company, and Kyoto Data Center Co., Ltd.
Ratio of ownership of voting rights (%):	26.14% of direct voting rights; 0.00% of indirect rights
Transactions:	Land lease, payment of fees relating to the provision of personal credit information
Transaction amounts:	14 million yen (Land leases), 69 million yen (payment of fees relating to the provision of personal credit information)
Item:	-
Balance at period-end:	-

Business terms and related decision-making policies:

Lease transactions on land owned by Yoshitaka Fukuda, the Company's representative director, are based upon values given by real estate appraisers. Business terms and related decision-making policies are similar to those with companies that do not have a specific relationship with the Company.

Notes: 1: Transactions with Kyoto Data Center are so-called third-party transaction.
2: Transaction amounts shown above do not include consumption tax.

8. Tax effect accounting:

(1) Principal cause of deferred tax assets and deferred tax liabilities:

(In millions of yen)

	End of current fiscal year	End of previous fiscal year
Deferred tax assets:		
Loss carried forward	23,874	32,657
Excess amount transferred to allowance for bad debts accounts	10,956	8,624
Transfer allowance for retirement benefits	3,063	2,462
Excess amount of depreciation and amortization	1,758	2,488
Accrued income tax	2,106	940
Unrecorded interest payments due	1,427	-
Excess amount transferred to accrued bonus	1,336	1,145
Denied amount of bad debts depreciation	8,344	1,057
Other deferred tax assets	2,719	2,030
Sub-total of deferred tax assets	55,588	51,406
Valuation allowance	(13,394)	(20,171)
Total deferred tax assets	42,194	31,235
Deferred liabilities:		
Other deferred tax liabilities	20	-
Total deferred tax liabilities	20	-
Net deferred tax assets	42,174	31,235

Note 1: Net deferred tax assets during the current fiscal year is included in the consolidated balance sheets as follows:

Current assets – Deferred tax assets	25,582	9,970
Fixed assets – Deferred tax assets	16,591	21,264

Note 2: Others at the end of the previous year-end includes an unrecognized valuation loss of 297 million yen due to property evaluation regulations.

(2) Principal items which caused differences between statutory effective tax rate and income tax charge rate after adoption of tax effect accounting:

Statutory effective tariff	41.9%	41.9%
(Adjusted)		
Tax on reserves	5.9%	5.9%
Per capita inhabitant tax	0.3%	0.5%
Depreciation of goodwill not included in losses	1.4%	8.3%
Change in valuation reserve	(5.9)%	(12.6)%
Other	(0.0)%	0.3%
Charge rate of income tax after adoption of tax effect accounting	44.1%	44.3%

(3) On March 31, 2003, 'Partial Revisions of Regional Tax Laws' was published, as a result of which, external standard tax systems will be incorporated into corporate taxes from the fiscal year commencing April 1, 2004. With this change, the company has revised deferred tax assets on the basis of legal effective tax rates themselves based upon post-revision tax rates with respect to temporary discrepancies to be eliminated from April 2004 onwards. In line with this revision, deferred tax assets fell 580 million yen, and total adjustment to corporate taxes dealt with as expenses during the current year came to 568 million yen.

9. Marketable securities:

(1). Other marketable securities with market value:

(In millions of yen)

	At the End of Current Consolidated Accounting Period As of March 31, 2003			At the End of Previous Consolidated Accounting Period As of March 31, 2002		
	Acquisition	Value state on consolidated balance sheet on consolidated settlement date	Difference	Acquisition	Value state on consolidated balance sheet on consolidated settlement date	Difference
1. Market value exceeding amount stated on the consolidated balance sheet:						
①Stocks	1,665	1,831	165	2,201	2,468	267
②Bonds	130	130	0	270	270	0
Sub total	1,795	1,961	165	2,471	2,738	267
2. Market value not exceeding amount stated on the consolidated balance sheet:						
①Stocks	5,445	4,490	(954)	4,478	3,635	(842)
②Bonds	-	-	-	0	0	-
Sub total	5,445	4,490	(954)	4,478	3,635	(842)
Total	7,241	6,452	(789)	6,949	6,374	(575)

(2) Other marketable securities sold during the current fiscal year:

(In millions of yen)

	Current Consolidated Accounting Period From March 31, 2002 to March 31, 2003	Previous Consolidated Accounting Period From March 31, 2002 to March 31, 2003
Sales price	1,605	1,517
Total gain on sale	212	140
Total loss on sale	5	2

(3) Marketable securities without market price and value stated on consolidated balance sheet:

(In millions of yen)

	End of current fiscal year As of March 31, 2003	End of previous fiscal year As of March 31, 2002
	Value stated on consolidated balance sheet	Value stated on consolidated balance sheet
Bond in purpose of ownership by expiration period:		
① National bonds not publicly traded	-	-
② Discount bank debentures	-	-
Total	-	-
Other marketable securities		
① Non-listed stocks (excluding OTC stocks)	3, 654	2, 413
② National bonds not publicly traded	-	8
③ Preferred stocks	1, 660	500
Total	5, 314	2, 921
Stock of subsidiaries and affiliated companies		
Stock of subsidiaries and affiliated companies	29	29
Total	29	29

(4) Other marketable securities with expiration period and depreciation amount of bonds in purpose of ownership by expiration period scheduled after consolidated settlement date:

(In millions of yen)

Segment:	End of current fiscal year				End of previous fiscal year			
	As of March 31, 2003				As of March 31, 2002			
	Within one year	One year to five years	Five years to ten years	Over ten years	Within one year	One year to five years	Five years to ten years	Over ten years
Bonds								
National and local bonds	510	120	-	-	260	-	-	-
Corporate bonds	-	-	-	-	8	10	-	-
Other	-	-	-	-	0	-	-	-
Total	510	120	-	-	268	10	-	-

Per Share Information:

Current Fiscal Year	**Previous Fiscal Year**
Net assets per share 5,143.45 yen Net income per share 637.59 yen	Net assets per share 4,523.01 yen Net income per share 390.00 yen
Diluted net income per share for the fiscal year under review has not been included here as there was no dilutary effect on income at the end of the period.	Diluted net income per share for the fiscal year under review has not been included here as there was no dilutary effect on income at the end of the period.
• Net income per share as recorded in the Statements of Income: 59,910 million yen • Net income relating to common stock used in the calculation of net income per share: 59,812 million yen • Amount not returned to common stock shareholders: 98 million yen • Breakdown by type of the average number of shares of common stock used in the calculation of net income per share and equivalent stock outstanding during the period Common stock: 93,810,102 shares • Outline of stock not included in diluted net income per share due to lack of dilutary effect Stock options relating to treasury stock acquisition methods: 209,000 shares	

10. Retirement benefits

1. The Company and its consolidated subsidiaries have established welfare pension funds, approved retirement annuities and retirement lump sum grant systems as regular benefit plans.

2. Retirement benefit liabilities:

(In millions of yen)

	As of March 31, 2003	As of March 31, 2002
(1) Retirement benefit liabilities	(22,411)	(19,542)
(2) Pension assets	13,661	12,350
(3) Unreserved retirement benefit liabilities	(1,231)	(1.394)
(4) Difference between provisional and actual calculations	2,357	2,627
(5) Net balance sheet amounts	(7,632)	(5,958)
(6) Advance pension assets	12	-
(7) Retirement benefit allowance	(7,636)	(5,958)

3. Retirement benefit expenses:

(In millions of yen)

	As of March 31, 2003	As of March 31, 2002
(1) Service expense (Note 1)	1,486	1,373
(2) Interest expense	503	528
(3) Expected investment income	(264)	(291)
(4) Number of years to treat past service liability:	(162)	(573)
(5) Difference between provisional and actuarial calculations	1,623	316
(6) Retirement benefit expenses	3,186	1,353

Note : Employees' contributions to welfare pension funds have been deducted.

4. Calculation standards for retirement benefit liabilities:

(1) Predicted retirement benefit periodical distribution method:	Fixed amount standard
(2) Discount rate:	1.5% - 2.5%
(3) Expected investment income rate:	1.5%
(4) Number of years to treat difference between provisional and actuarial	Collective treatment in fiscal year of accrual
(5) Number of years to treat past service liability:	Mainly collective treatment in fiscal year of accrual
(6) Difference between provisional and actuarial calculations	Mainly collective treatment in fiscal year of accrual

12. Results of Operations

(1) Operating Revenue

(In millions of yen)

		Current fiscal year From April 1,2002 to March 31, 2003		Current fiscal year From April 1,2001 to March 31, 2002	
		Amount	%	Amount	%
Interest on loans to customers	Unsecured loans	348,887	77.6	311,910	78.5
	Secured loans	47,650	10.6	43,150	10.9
	Small business loans	9,945	2.2	4,257	1.1
	Sub-total	406,483	90.4	359,318	90.5
Credit card revenue		7,877	1.8	6,742	1.7
Per-item credit revenue		15,178	3.4	10,353	2.6
Guarantees revenue		4,132	0.9	4,076	1.0
Other financial revenue	Interest on deposits	18	0.0	86	0.0
	Interest on marketable securities	1	0.0	1	0.0
	Interest on loans	267	0.1	199	0.0
	Other	35	0.0	237	0.1
	Sub-total	321	0.1	525	0.1
Other operating revenue	Sales of property	306	0.1	2,823	0.7
	Cost of sales of service business	935	0.2	1,246	0.3
	Bad debt write-off recovery	6,431	1.4	5,715	1.5
	Other	7,790	1.7	6,360	1.6
	Sub-total	15,463	3.4	16,146	4.1
Total		449,458	100.0	397,162	100.0

Note: "Other" included in "Other operating revenue" consists of guarantee revenues from guarantee contracts and card membership fees.

(2) Other Operating Indicators

(In millions of yen・except per share data)

	End of current fiscal year (As of March 31, 2003)	End of current fiscal year (As of March 31, 2002)
Total amount of loans outstanding	1,833,702	1,635,954
Unsecured loans	1,442,980	1,332,218
Secured loans	325,436	278,893
Small business loans	65,284	24,843
Number of customer accounts	3,521,857	3,336,340
Unsecured loans	3,389,159	3,241,575
Secured loans	87,459	75,175
Small business loans	45,239	19,590
Number of branches	1,963	1,914
Staffed branches	796	752
Unstaffed branches	1,163	1,147
Branches for secured loans	4	4
Restaurants	-	9
Karaoke parlors	-	2
Number of "Ojidosan" loan-contracting machines	1,837	1,808
Number of ATMs	124,084	93,306
Company-owned	2,037	2,076
Partner-owned	122,047	91,230
Number of employees	6,123	5,810
Bad debt write-off	114,485	80,707
Allowance for bad debts	132,130	109,338
Net income per share (yen)	637.59	390.00
Net assets per share (yen)	5,143.45	4,523.01

Notes1. Total amount of loans outstanding and the number of customer accounts do not include loans and customer accounts related to claims in bankruptcy. Furthermore, off-balance sheet operating loans from the liquidation of receivables, which came to 162,920 million yen at the end of the current consolidated fiscal year and 153,158 million yen at the end of the previous consolidated fiscal year, have been included.

2. Bad debt write-off does not include claims in bankruptcy and claims in correction, which came to 2,498 million yen in the current consolidated fiscal year, 1,422 million in the previous consolidated fiscal year.

AIFUL CORPORATION

Non-Consolidated Financial Summary

All financial information has been prepared in accordance with generally accepted accounting principles in Japan. Amounts shown in this accounting report and in the attached material have been rounded down to the nearest million yen. This document is an English translation of the Japanese-language original.

FY2003

(Ended March 31, 2003)

—Note : Forward Looking Statements—

The figures contained in this DATA BOOK with respect to AIFUL's plans and strategies and other statements that are not historical facts are forward-looking statements about the future Performance of AIFUL which are based on management's assumptions and belief in light of the information currently available to it and involve risks and uncertainties and actual results may differ from those in the forward-looking statements as a results of various facts. Potential risks and uncertainties include, without limitation, general economic conditions in AIFUL's market and changes in the size of the overall market for consumer loans, the rate of default by customers, the level of interest rates paid on the AIFUL's debt and legal limits on interest rates charged by AIFUL. This DATA BOOK does not constitute any offer of any securities for sale

AIFUL Corporation (8515)

May 8, 2003

Year-End Financial Statements (Non-Consolidated)

For the year ended March 31, 2003

AIFUL Corporation (8515)

Stock Code: 8515	Stock Exchange: Tokyo, Osaka
(URL http://www.aiful.co.jp)	Head office: Kyoto City
Inquiries:	Kenichi Kayama, General Manager, Public Relations Department TEL (03) 3274 - 3560
Date of the board of directors' meeting:	May 8, 2003
Date of the annual shareholders' meeting:	June 26, 2003
Commencement of the interim dividends payment:	Yes
The Company adopted the credit unit "Tangen" system:	Yes (One Tangen of stock at Aiful Corporation. is equivalent to 50 shares)

All data in millions of yen, rounded down, except dividends, per share amounts and percents.

1. Non-Consolidated Business Results for the Year Ended March 31, 2003

(April 1, 2002 – March 31, 2003)

(1) Non-Consolidated Operating Results (Note: Figures have been rounded down to the nearest unit.)

	In millions of yen – except per share data			
	Fiscal Year Ended March 31,			
	2003		2002	
Operating Revenue	324,671	5.7%	307,272	13.5%
Operating Income	106,944	(3.2)%	110,442	6.9%
Ordinary Income	107,100	(0.4)%	107,515	4.0%
Net Income	55,317	44.2%	38,349	(20.9)%
Net Income per Share (yen)	588.63 yen		426.54 yen	
Net Income to Shareholders' Equity Ratio	12.4%		10.6%	
Diluted Net Income per Share (yen)	-		-	
Ordinary Income to Shareholders' Equity Ratio	5.9%		6.5%	
Operating Revenue to Ordinary Income Ratio	33.0%		35.0%	

Notes: 1) Average number of shares during:
Fiscal year ended March 31, 2003: 93,810,102 shares
Fiscal year ended March 31, 2002: 89,908,062 shares
2) Changes in accounting policies: Yes
3) Percentage figures shown for operating revenue, operating income, ordinary income and net income show year-on-year change

(2) Dividend Information

	Dividends Distributed (in Yen)	
	Fiscal Year Ended March 31, 2003	Fiscal Year Ended March 31, 2002
Annual Dividend per Share	60.00	50.00
Interim Dividend per Share	30.00	25.00
Year-End	30.00	25.00
Total Dividends (Million yen)	5,628	4,663
Dividend Payout Ratio (%)	10.2	12.2
Year-End Dividend per Share (%)	1.2	1.1

(3)Non-Consolidated Financial Position

	In millions of yen - rounded down, except where noted	
	Fiscal Year Ended March 31, 2003	Fiscal Year Ended March 31, 2002
Total Assets	1,906,211	1,740,868
Shareholders' Equity	470,834	420,493
Shareholders' Equity Ratio (%)	24.7%	24.2%
Shareholders' Equity per Share(Yen)	4,983.00	4,513.89

Note1): Number of shares issued and outstanding:

Fiscal year ended March 31, 2003: 94,468,362 shares
Fiscal year ended March 31, 2002: 93,155,415 shares

2) :Total number of treasury stocks at the end of the fiscal period:

Fiscal year ended March 31, 2003: 221,638 shares
Fiscal year ended March 31, 2002: 220,585 shares

2. Fiscal Year 2004 Full Year Projections (April 1, 2003 – March 31, 2004) (In millions of yen, rounded down)

	In millions of yen – except per share data	
	Interim period ending September 30	Fiscal year ending March 31, 2004
Operating Revenue	170,406	344,849
Ordinary Income	49,535	108,000
Net Income	25,895	56,532
Annual Dividend per Share	-	60.00
Interim Dividend per Share	30.00	-
Year-End	-	30.00

Reference: Projected earnings per share for fiscal year 2004 (Fiscal year ending March 31, 2004):598.42 yen

"Caution Relating to Results Projections"

The above projections are based on the information available to management at the time they were made, and estimates involving uncertain factors thought likely to have an effect on future results. Actual results can differ materially from these projections for a variety of reasons.

1. Non-Consolidated Financial Statements

(1) Non-Consolidated Balance Sheets

In millions of yen -rounded down, except where noted

	For the current fiscal year (As of March 31, 2003)		For the previous fiscal year (As of March 31, 2002)		Increase (Decrease)	
(Assets)	Amount	%	Amount	%	Amoun	%
Current Assets:						
Cash and cash equivalents	84,485		93,392		(8,906)	
Loans	1,413,340		1,313,690		99,649	
Marketable securities	10		-		10	
Property for sale	335		668		(332)	
Stored goods	-		11		(11)	
Prepaid expenses	3,608		3,495		113	
Deferred tax assets	12,437		7,589		4,847	
Accrued income	11,021		12,246		(1,224)	
Short-term loans	30,183		7,183		22,999	
Other	28,911		12,429		16,482	
Allowance for bad debts	(70,479)		(58,689)		(11,789)	
Total current assets	**1,513,856**	**79.4**	**1,392,017**	**80.0**	**121,838**	**8.8**
Fixed Assets:						
Tangible Fixed Assets:						
Buildings	25,685	1.4	23,306	1.3	2,378	10.2
Structures	8,341		9,393		(1,052)	
Machinery	2,312		2,721		(408)	
Vehicles	11		12		(1)	
Equipment and fixtures	-		0		(0)	
Rental assets	6,313		5,894		418	
Land	5,612		5,283		328	
Construction in process account	3,093		-		3,093	
Tangible fixed assets	**391,820**	**20.6**	**348,059**	**20.0**	**43,760**	**12.6**
Intangible Fixed Assets:						
Software	7,606		2,353		5,253	
Telephone rights	592		596		(4)	
Other	1		2		(0)	
Total intangible fixed assets	**8,200**	**0.4**	**2,952**	**0.2**	**5,248**	**177.7**
Investment and Other Fixed Assets:						
Investment in securities	7,538		6,539		999	
Stock in affiliated companies	114,264		105,724		8,540	
Investments in equity other than capital stock	2,346		3,054		(707)	
Claims in bankruptcy	16,905		14,267		2,638	
Long-term loans	16,720		8,640		8,080	
Long-term loans to shareholders and employees	32		31		1	
Long-term loans to affiliated companies	165,380		160,543		4,837	
Long-term prepaid expenses	3,519		1,565		1,953	
Deferred tax assets	5,166		4,347		818	
Lease deposits and guarantees	8,311		8,652		(340)	
Loss on deferred hedge	33,674		22,930		10,743	
Other	2,421		2,723		(302)	
Allowance for bad debts	(18,348)		(17,220)		(1,128)	
Total investment and other fixed assets	**357,934**	**18.8**	**321,800**	**18.5**	**36,134**	**11.2**
Total fixed assets:	**391,820**	**20.6**	**348,059**	**20.0**	**43,760**	**12.6**
Deferred Assets:						
Bond issuing expenses	535		790		(255)	
Total deferred assets	**535**	**0.0**	**790**	**0.0**	**(255)**	**(32.3)**
Total Assets:	**1,906,211**	**100.0**	**1,740,868**	**100.0**	**165,343**	**9.5**

Non-Consolidated Balance Sheet (cont.):

	In millions of yen -rounded down, except where noted					
	For the current fiscal year (As of March 31, 2003)		For the previous fiscal year (As of March 31, 2002)		Increase (Decrease)	
(Liabilities)	Amount	%	Amount	%	Amoun	%
Current Liabilities:						
Notes payable - trade	4,286		3,572		713	
Accounts payable - trade	2		26		(24)	
Short –term loans debt	14,000		14,000		-	
Current portion of bonds	74,500		71,000		3,500	
Current portion of long-term debt	373,376		359,785		13,590	
Commercial paper	13,000		15,000		(2,000)	
Trade accounts payable	5,229		5,913		(684)	
Income taxes payable	37,127		15,911		21,215	
Accrued expenses payable	4,762		3,996		766	
Deposits	386		482		(96)	
Income in advance	3		4		(1)	
Accrued bonuses	2,266		2,452		(186)	
Other	314		224		90	
Total Current Liabilities	**529,254**	**27.8**	**492,369**	**28.3**	**36,885**	**7.5**
Long-term Liabilities:						
Bonds	377,500		351,500		26,000	
Long term debts	492,949		451,693		41,255	
Allowance for retirement benefits for employees	2,331		1,338		992	
Allowance for retirement benefits for directors	1,109		1,056		53	
Interest swaps	32,119		22,304		9,814	
Other	112		111		1	
Total Long-term Liabilities	**906,122**	**47.5**	**828,005**	**47.5**	**78,117**	**9.4**
Shareholders equity:						
Common stock	83,317	4.4	83,317	4.8		
Additional paid-in capital	90,225	4.7	89,830	5.2		
Retained earnings	299,743	15.7	248,085	14.2		
Surplus reserve	1,566		1,566	0.1		
Voluntary reserve	240,922		207,422			
Unappropriated retained earnings for the period	57,254		40,663			
Differences in evaluation of other marketable securities	(398)	(0.0)	(260)	(0.0)		
Treasury stock	(2,052)	(0.1)	(2,045)	(0.1)		
Total Shareholders' Equity	**470,834**	**24.7**	**420,493**	**24.2**		
Total Liabilities and Shareholders' Equity	**1,906,211**	**100.0**	**1,740,868**	**100.0**		

(2) Non-Consolidated Statement of Income

	In millions of yen -rounded down, except where noted					
	For the current fiscal year (Apr. 1, 2002to Mar. 31, 2003)		For the previous fiscal year (Apr. 1, 2001to Mar. 31, 2002)		Increase (decrease)	
	Amount	%	Amount	%	Amount	%
Operating Revenue	**324,671**	**100.0**	**307,272**	**100.0**	**17,399**	**5.7**
Interest on loans to customers	315,600	97.2	296,034	96.3	19,565	6.6
Financial revenue - other	280	0.1	230	0.1	50	21.7
Interest on bank deposit	10		30		(19)	
Interest on marketable securities	0		0		0	
Interest on loans	267		199		67	
Other	2		0		1	
Operating Revenue - other	8,791	2.7	11,007	3.6	(2,216)	(20.1)
Sales of property	306		2,823		(2,517)	
Revenue from service business	935		1,246		(311)	
Bad debts write-off recovery	3,896		3,779		117	
Other	3,652		3,157		494	
Operating Expenses	**217,727**	**67.1**	**196,830**	**64.1**	**20,896**	**10.6**
Financial expenses	35,178	10.8	33,377	10.9	1,801	5.4
Interest expense	22,705		21,124		1,581	
Interest on bond	9,985		9,704		281	
Other	2,487		2,549		(61)	
Cost of sales	562	0.2	3,025	1.0	(2,463)	(81.4)
Cost of sales of property	296		2,677		(2,381)	
Cost of sales of service business	266		348		(81)	
Operating Expenses - other	181,986	56.1	160,426	52.2	**21,559**	**13.4**
Advertising expenses	15,377		19,274		(3,896)	
Commissions	9,624		9,769		(145)	
Loan losses	15,892		6,611		9,281	
Transfers to allowance for bad debts	70,479		58,689		11,789	
Director's salaries and remuneration	425		415		9	
Salaries for employees	18,916		17,877		1,038	
Bonus for employees	2,125		2,333		(207)	
Transfers to accrued bonuses	2,266		2,452		(186)	
Transfers allowance to directors' retirement	74		111		(36)	
Welfare expenses	3,234		2,942		292	
Retirement benefits	2,213		368		1,844	
Rent fees	7,539		7,901		(361)	
Land rent	7,991		7,100		890	
Supplies	1,268		1,294		(26)	
Repairs	3,412		2,888		523	
Communication expenses	4,432		3,921		511	
Insurance premiums	3,673		3,431		242	
Depreciation expense	3,511		4,465		(953)	
Consumption tax	2,913		3,120		(206)	
Other	6,612		5,456		1,156	
Operating Income	**106,944**	**32.9**	**110,442**	**35.9**	**(3,497)**	**(3.2)**

Non-Consolidated Income Statement (cont.):

In millions of yen -rounded down, except where noted

	For the current fiscal year (Apr. 1, 2002 to Mar. 31, 2003)		For the previous fiscal year (Apr. 1, 2001 to Mar. 31, 2002)		Increase (decrease)	
	Amount	%	Amount	%	Amount	%
Non-operating income	**5,262**	**1.6**	**4,570**	**1.5**	**692**	**15.2**
Interest on loans	4,364		3,651		712	
Cash dividends	76		29		46	
Dividend on insurance	215		530		(314)	
Investment in anonymous association	143		-		143	
Miscellaneous	462		357		104	
Non-operating expenses	**5,106**	**1.6**	**7,496**	**2.4**	**(2,390)**	**(31.9)**
Transfer allowance for bad debts	4,387		2,371		2,016	
Write-down of property for sale	36		47		(11)	
New share issuing expenses	-		4,234		(4,234)	
Amortization of bond issuing expenses	-		72		(72)	
Foreign currency exchange losses	99		-		99	
Investment in anonymous association	514		435		79	
Miscellaneous	68		334		(266)	
Ordinary income	**107,100**	**32.9**	**107,515**	**35.0**	**(414)**	**(0.4)**
Extraordinary income	**250**	**0.1**	**367**	**0.1**	**(116)**	**(31.8)**
Sale of fixed assets	0		72		(71)	
Sale of investment securities	211		84		126	
Allowance for bad debts from previous year	38		210		(171)	
Extraordinary losses	**793**	**0.2**	**35,229**	**11.5**	**(34,435)**	**(97.7)**
Loss on sale of fixed assets	2		31,257		(31,255)	
Loss on disposal of fixed assets	302		711		(408)	
Amount equivalent to previous year loss on valuation of real estate for sale	-		2,147		(2,147)	
Loss on cancellation of leases	-		30		(30)	
Loan losses	-		118		(118)	
Transfer allowance for bad debts	4		351		(346)	
Loss on valuation of investment securities	359		549		(189)	
Loss on sale of subsidiaries' stocks	-		41		(41)	
Loan on cancellation of real estate deposits	117		-		117	
Loss on valuation of golf club memberships	6		21		(14)	
Income before income taxes	**106,558**	**32.8**	**72,653**	**23.6**	**33,904**	**46.7**
Corporate tax, local and enterprise taxes	**56,824**	**17.5**	**35,001**	**11.4**	**21,823**	**62.4**
Adjustment on corporate tax, etc.	**(5,584)**	**(1.7)**	**(696)**	**(0.2)**	**(4,888)**	**701.7**
Net Income	**55,317**	**17.0**	**38,349**	**12.4**	**16,968**	**44.2**
Retained earnings brought forward	4,731		4,648		83	
Interim dividends	(2,794)		(2,334)		(460)	
Unappropriated retained earnings	**57,254**		**40,663**		**16,591**	

(3) Non-Consolidated Statement of Retained Earnings

	In millions of yen -rounded down, except where noted	
	For the current fiscal year Ended March 31, 2003 June 26, 2003*	For the previous fiscal year Ended March 31, 2002 June 26, 2002*
Present term unappropriated profit	57,254	40,663
Appropriation of profit	54,332	35,931
Earned surplus reserve	-	-
Distribution of profit	2,834	2,328
Bonuses for directors	98	103
(Bonuses for auditors)	4	3
Other reserve	51,400	33,500
Deferred profits	2,922	4,731

Note: * The date with asterisks indicate Shareholders' meetings (scheduled).

2. Significant Accounting Policies Relating to the Financial Statements

Accounting principles used for standard accounting treatment

1.	Appraisal standards and methods for principal assets	
(1)	Marketable securities	Cost method, cost being determined by the moving average method
(2)	Other marketable securities	
	Securities valued at market	Market value method based on the market prices on the settlement date. All valuation differences are reflected directly in shareholders' equity, the sale price being computed using the moving average method.)
	Securities not valued at market	Cost method, cost being determined by the moving average method
2.	Inventories	
(1)	Real estate for sale	Lower-of-cost-or-market method, cost being determined by the specific cost method Property currently being leased out is depreciated as a tangible fixed asset.
(2)	Warehouse goods	Latest purchase cost method
3.	Depreciation methods for depreciable assets	
(1)	Tangible fixed assets:	Decline balance depreciation method Major useful lives are as follows: Buildings and structures 7 - 50 years Machinery and vehicles 2 - 15 years Equipment and fittings 2 - 20 years
(2)	Intangible fixed assets	
	Software	Straight-line method based on the assumed useful life for internal use (5 years)
	Other	Straight-line method
(3)	Long-term prepaid expenses	Straight-line method
4.	Deferred assets	
	Bond issuing expense	Depreciated evenly over the period until maturity or over the longest period allowed by the Commercial Code (3 years), whichever is shorter.
	New share issuing expense	New share issuing expenses are accounted for as expenses at the time of expenditure.
5.	Conversion methods for assets and liabilities in foreign currency:	Credits and debts in foreign currency are converted into Japanese yen at the spot exchange rate on the settlement day, and differences in the conversion are treated as profits and losses.
6.	Accounting standards for allowances and reserves	
(1)	Allowance for bad debts	Provision for losses on bad debts is made up to the maximum allowable based on individual assessments and the actual percentage of bad loan write-offs, as prescribed in the Corporate Income Tax Law. If that amount is deemed to be insufficient, additional provision is made.
(2)	Reserve for accrued bonuses	Provision for accrued bonuses to employees is made by appropriating an amount based on the estimated total bonuses that will be paid during the fiscal year.
(3)	Allowance for retirement benefits for employees	In order to provide for retirement allowances the company accrues an amount equivalent to the amount that would be paid if the payment occurred at the end of the current consolidated accounting period, based on the projected amount of retirement allowance liabilities and pension assets at the end of the consolidated accounting fiscal year.
(4)	Allowance for retirement benefits for directors	The Company provides for retirement benefits for directors by determining the estimated amount that would be paid if all directors retired on the balance sheet date, based upon the pertinent rules of the Commercial Code.

7. Accounting methods for income and expenses — Interest on loans to customers is recorded on an accrual basis. Accrued interest included in loans is recorded at the lower of the interest rates prescribed in the Interest Rate Control Law and the contract interest rate provided by the Company.

8. Accounting treatment for lease transactions
In finance lease transactions, other than those in which the title of the leased asset is deemed to be transferred to the lessee, finance leases are treated according to the method used for ordinary loan transactions, mutatis mutandis.

9. Hedge accounting methods
(1) Hedge accounting methods — The Company uses deferred hedge accounting. However, the Company uses special accounting rules for interest swaps where appropriate.
(2) Hedging methods and hedged transactions
Hedging methods — Interest caps and interest swaps
Hedged transactions — Borrowing that will change the Company's cash flow depending upon changes in market interest rates (floating rate bank borrowing and corporate bonds).
(3) Hedging policy — The Company uses hedge transactions to keep the percentage of fixed interest rate capital below a specified percentage of total capital funds procured.
(4) Evaluation of hedge effectiveness — The Company determines the effectiveness of its hedging transactions based on a method of ratio analysis covering cumulative changes over the past ten-year period.

10. Other Significant Accounting Policies Relating to the Financial Statements
(1) Accounting treatment of interest on debt — Interest on debt used to provide consumer loans is accounted for as financial expenses and included in operating expenses. All other interest expenses are accounted for as interest payments in non-operating expenses.

(2) Accounting Methods for leveraged leases — The company signed a contract in December 1992 under which it participates in an anonymous association involved in the leasing of aircraft. The contract, which involved an investment of 100 million yen, is due to run for a total of 13 years. This amount is recorded in 'Other' under other investment assets on the balance sheets. AIFUL's portion of the losses incurred through this union have been deducted from the value of the investment as recorded on the financial statements, and losses above and beyond this total recorded in 'Other' under long-term liabilities to the sum of 85 million yen.

(3) Accounting treatment of consumption taxes — Consumption taxes are taken out of all Statement of Income items and Balance Sheet items. Consumption taxes for fixed assets that are not subject to the exclusion, however, are included in "Other" under Investment and Other Assets and are written off using the straight-line method over a five-year period.

(Changes in Accounting Standards)
1. Accounting Standards for the elimination of Treasury Stock and Legal Reserve
The company adopted 'Accounting Standards Pertaining to the Elimination of Treasury Stock and Legal Reserve' (Corporate Accounting Standards, No. 1) during the current fiscal year. This change had no effect on income or losses for the period. The shareholders' equity section of the balance sheets for the current year has been formulated in line with the new changes.

Notes

Notes to the Non-Consolidated Balance Sheets

	In mllions of yen As of March 31, 2003	In millions of yen As of March 31, 2002
1. Total accumulated depreciation for tangible fixed assets:	16,675	15,068

2. Assets pledged as collateral and corresponding liabilities:

(1) Assets pledged as collateral:

	In millions of yen As of March 31, 2003	In millions of yen As of March 31, 2002
Loans	640,484	559,239
Real estate for sale	137	153
Investment securities	145	153
Total	640,767	559,546

(2) Corresponding liabilities:

	In millions of yen As of March 31, 2003	In millions of yen As of March 31, 2002
Current portion of long-term debt	218,959	190,665
Long-term debt	297,483	277,100
Total	516,443	467,765

Above amounts include items related to the liquidization of loans receivables, 203,482 million yen for outstanding loans receivables 27,321 million yen for the current portion of long-term debt, 96,547 million yen for the long-term debt.
In addition to the above, the Company has contracted to offer loans as collateral in response to borrowers' requests to the sum of 2,000 million yen for short-term debt, 61,330 million yen for current portion of long-term debt and 81,470 million yen for long-term debt, 144,800 million yen in total. The Company has also offered 15,783 million yen for cash and cash equivalents as collateral for swap transactions. The Company has taken Marutoh K.K.'s tangible fixed assets as a pledge for thier borrowings.

3. Assets Pledged as Collateral and Corresponding Market Values		
Transferred accounts	8,001	-
Commercial paper	19,998	6,998
Trust received rights	2,000	-
Total	29,999	6,998

4. Number of shares	373,500,000	224,000,000
Number of issued shares	94,690,000	93,376,000

However, in those cases in which stock has been eliminated in accordance with the contracts, stock issued by the company will be reduced by an equivalent number of shares.

5. Liabilities on guarantees		(In millions of yen)
(1) Balance of liabilities for affiliates' individual customers.	10,491	2,746
(2) Balance of liabilities for affiliates' business customers.	8,535	-
(3) Balance of liabilities for guarantees for debts of affiliates Marutoh Co., Ltd.	9,500	9,500

5. Bad Debts

The bad debts included in Loans and Claims in Bankruptcy are shown below:

	End of current fiscal year			End of previous fiscal year		
	Unsecured loans	Other loans	Total	Unsecured loans	Other loans	Total
Claims in bankruptcy	2.850	17,488	20,339	1,410	15,046	16,456
Loans in arrears	14,882	16,951	31,834	10,240	13,093	23,333
Loans in arrears longer than 3 months	8.031	3,186	11,217	6,561	2,369	8,931
Loans with adjusted terms	32.458	58	32,517	29,287	18	29,305
Total	58,223	37,684	95,908	47,499	30,527	78,027

Explanations each of the above items follow.

Claims in bankruptcy

"Claims in bankruptcy" refers to loans that are included in loans on which principal or interest payments have been continuously late for a considerable period of time for the reasons cited in Article 96 Paragraph 1 Number 3 Items B through E of the Corporate Income Tax Law Execution Ordinance (1965, Ordinance No. 97) or for the reasons set forth in Number 4 of the same paragraph. The Company sets aside a reserve for bad debts that is equivalent to the amount the Company believes it will be unable to recover based on an evaluation of each loan.

Loans in arrears

"Loans in arrears" refers to loans other than claims in bankruptcy for which unpaid interest is not accrued. This excludes loans, however, that are included in loans for which the Company has made arrangements convenient to the borrower for the purpose of reorganization or support of the borrower such as reduction or exemption of interest or extension of the repayment period, on which the Company is periodically receiving payments.

Loans in arrears longer than 3 months

"Loans in arrears longer than 3 months" refers to loans for which the principal or interest payment is three or months overdue from the day following the scheduled payment date and that are not regarded as claims in bankruptcy or loans in arrears.

Loans with adjusted terms

"Loans with adjusted terms" refers to loans for which the Company has made arrangements convenient to the borrower for the purpose of reorganization or support of the borrower such as reduction or exemption of interest or extension of the repayment period, on which the Company is periodically receiving payments and that are not regarded as claims in bankruptcy, loans in arrears or loans in arrears longer than 3 months.

Notes to the Non-Consolidated Income Statement

1. Gains on losses on investments in anonymous union investments all refer to product fund operating capital and dividend payments.

2. Breakdown of losses on disposal of tangible fixed assets is as follows.

	In millions of yen As of March 31, 2003	In millions of yen As of March 31, 2002
Buildings	-	3,178
Structures	-	6
Machinery	-	32
Equipment	0	4
Land	-	28,036
Other	1	-
Total	2	31,257

3. Write-off of fixed assets

	In millions of yen As of March 31, 2003	In millions of yen As of March 31, 2002
Buildings	181	347
Structures	50	84
Vehicles	-	-
Equipment	37	71
Other Investment	33	207
Total	302	711

Notes to Lease Transactions

1. Finance lease transactions except leases under which the title of the leased asset is deemed to be transferred to the lessee

(1) Acquisition cost, accumulated depreciation and period ending balance of lease assets

(In millions of yen)

	Current fiscal year			Previous fiscal year		
	Acquisition cost	Accumulated depreciation	Period ending balance	Acquisition cost	Accumulated depreciation	Period ending balance
Vehicles	259	191	68	261	154	106
Equipment and fittings	22,234	17,172	5,062	26,309	18,431	7,877
Total	22,493	17,363	5,130	26,570	18,586	7,983

(2) Outstanding balance of future lease payments at the end of the period: (In millions of yen)

Within one year	3,918	4,810
Over one year	3,631	5,792
Total	7,549	10,602

(3) Amount of lease fee payments, depreciation expense and interest expense: (In millions of yen)

Lease fee payments	5,318	5,738
Depreciation expenses	4,769	5,474
Interest expenses	231	339

(4) Accounting method for the amount equivalent to depreciation expenses
Calculated by assuming the lease term is the depreciable life and depreciating the remaining amount to zero using the sum-of-the-years-digits method.

(5) Accounting method for the amount equivalent to interest expenses
Interest expense for lease assets is calculated as the difference between the total lease payments and the acquisition price of the leased assets, with the amount allocated to each accounting period using the interest method.

Tax effect accounting:

1. Principal cause of deferred tax assets and deferred tax liabilities:

(In millions of yen)

	End of current fiscal year	End of previous fiscal year
(1)Deferred tax assets(Current):		
Excess amount transferred to allowance for bad debts accounts	6,633	4,896
Accrued income tax	2,095	888
Denied amount of bad debts depreciation	1,453	861
Unrecorded interest payments due	1,400	172
Excess amount transferred to accrued bonus	815	716
Other deferred tax assets	38	53
Total deferred tax assets	12,437	7,589
(2) Deferred liabilities (Fixed):		
Excess amount transferred to allowance for bad debts accounts	1,931	1,995
Excess amount of depreciation and amortization	1,108	816
Transfer allowance for retirement benefits	941	543
Transfer allowance for retirement benefit for directors' bonuses	448	443
Differences in evaluation of other marketable securities	269	188
Other deferred tax liabilities	467	361
Total deferred tax assets (Fixed)	5,166	4,347

2. Principal items which caused differences between statutory effective tax rate and income tax charge rate after adoption of tax effect accounting:

Statutory effective tariff	41.9%	41.9%
(Adjusted)		
Tax on reserves	5.8%	4.7%
Other	0.3%	0.6%
Charge rate of income tax after adoption of tax effect accounting	48.0%	47.2%

3. On March 31, 2003, 'Partial Revisions of Regional Tax Laws' was published, as a result of which, external standard tax systems will be incorporated into corporate taxes from the fiscal year commencing April 1, 2004. With this change, the company has revised deferred tax assets on the basis of legal effective tax rates themselves based upon post-revision tax rates with respect to temporary discrepancies to be eliminated from April 2004 onwards. In line with this revision, deferred tax assets fell 179 million yen, and total adjustment to corporate taxes dealt with as expenses during the current year came to 168 million yen.

<table>
<tr><th colspan="2">Per Share Information:</th></tr>
<tr><th>Current Fiscal Year</th><th>Previous Fiscal Year</th></tr>
<tr><td>Net assets per share 4,983.00 yen
Net income per share 588.63 yen

Diluted net income per share for the fiscal year under review has not been included here as there was no dilutary effect on income at the end of the period.

• Net income per share as recorded in the Statements of Income:
55,317 million yen
• Net income relating to common stock used in the calculation of net income per share:
55,219 million yen
• Amount not returned to common stock shareholders:
98 million yen
• Breakdown by type of the average number of shares of common stock used in the calculation of net income per share and equivalent stock outstanding during the period

Common stock:
93,810,102 shares
• Outline of stock not included in diluted net income per share due to lack of dilutary effect
Stock options relating to treasury stock acquisition methods:
209,000 shares</td><td>Net assets per share 4,513.89 yen
Net income per share 426.54 yen

Diluted net income per share for the fiscal year under review has not been included here as there was no dilutary effect on income at the end of the period.</td></tr>
</table>

3. Business Results
(1) Operating Revenue

(In millions of yen)

		Current fiscal year From April 1,2002 to March 31, 2003		Previous fiscal year From April 1,2001 to March 31, 2002	
		Amount	%	Amount	%
Interest on loans to customers	Unsecured loans	263,262	81.1	249,088	81.1
	Secured loans	47,483	14.6	43,054	14.0
	Small business loans	4,854	1.5	3,891	1.2
	Sub-total	315,600	97.2	296,034	96.3
Other financial revenue	Interest on deposits	10	0.0	30	0.0
	Interest on marketable securities	0	0.0	0	0.0
	Interest on loans	267	0.1	199	0.1
	Other	2	0.0	0	0.0
	Sub-total	280	0.1	230	0.1
Other operating revenue	Sales of property	306	0.1	2,823	0.9
	Cost of sales of service business	935	0.3	1,246	0.4
	Bad debt write-off recovery	3,896	1.2	3,779	1.3
	Other	3,652	1.1	3,157	1.0
	Sub-total	8,791	2.7	11,007	3.6
Total		324,671	100.0	307,272	100.0

Note: "Other" included in "Other operating revenue" consists of clerical fees and property rents.

(2) Other Operating Indicators

(In millions of yen・except per share data)

	End of current fiscal year (As of March 31, 2003)	End of previous fiscal year (As of March 31, 2002)
Total amount of loans outstanding	1,413,340	1,313,690
Unsecured loans	1,068,151	1,019,292
Secured loans	322,840	277,671
Small business loans	22,348	16,726
Number of customer accounts	2,248,539	2,244,283
Unsecured loans	2,180,114	2,155,235
Secured loans	87,029	75,057
Small business loans	17,396	13,991
Number of branches	1,580	1,603
Staffed branches	536	538
Unstaffed branches	1,040	1,050
Branches for secured loans	4	4
Restaurants	-	9
Karaoke parlors	-	2
Number of "Ojidosan" loan-contracting machines	1,573	1,585
Number of ATMs	42,738	28,170
Company-owned	1,676	1,688
Partner-owned	41,062	26,482
Number of employees	3,502	3,576
Bad debt write-off	74,721	51,726
Allowance for bad debts	88,827	75,909
Net income per share (yen)	588.63	426.54
Net assets per share (yen)	4,983.00	4513.89

Notes1. Total amount of loans outstanding and the number of customer accounts do not include loans and customer accounts related to claims in bankruptcy.

2. Furthermore, Bad debt write-off, which came to 2,498 million yen at the end of the current fiscal year and 1,422 million yen at the end of the previous fiscal year, has not been included.

Changes to the Board of Directors

(1) Retiring Directors

Name	Retirement Date	
Yoshinori Sogabe	March 31, 2003	

(2) Changes to the Directors' Positions

Name	New Position	Previous Position
Taichi Kawakita	Senior Representative Director	Head of Service Department Chief of Service Department
Hiroshi Abe	Director Head of Administration Head of President's Office	Director Head of Administration Head of President's Office Head of Business Development Department

EXHIBIT 2

2003年3月期　決算データブック

Data Book (March. 2003)

－注：業績予想に関する注意事項－

このデータブックの数値のうち、過去の事実以外のアイフル株式会社及びそのグループ会社の計画・方針その他の記載にかかわるものは、将来の業績にかかる予想値であり、それらはいずれも、現時点においてアイフル株式会社及びそのグループ会社が把握している情報に基づく経営上の想定や見解を基礎に算出されたものです。従いまして、これらの予想値は、リスクや不確定要因を内包するものであり、現実の業績は、諸々の要因により、これらの予想値と異なってくる可能性があります。ここでの潜在的なリスクや不確定要因として考えられるものとしては、例えば、アイフル株式会社及びそのグループ会社を取り巻く経済情勢や消費者金融を取り巻く市場規模の変化、債務不履行に陥る顧客の割合、アイフル株式会社及びそのグループ会社が支払う借入金利率のレベル、法定貸付上限金利のレベル等が考えられますが、これらに限りません。なお、この資料はいかなる証券の投資勧誘を目的として作成したものでもありません。

－Note：Forward Looking Statements－

The figures contained in this DATA BOOK with respect to AIFUL's plans and strategies and other statements that are not historical facts are forward-looking statements about the future Performance of AIFUL which are based on management's assumptions and belief in light of the information currently available to it and involve risks and uncertainties and actual results may differ from those in the forward-looking statements as a results of various facts. Potential risks and uncertainties include, without limitation, general economic conditions in AIFUL's market and changes in the size of the overall market for consumer loans, the rate of default by customers, the level of interest rates charged by AIFUL. This DATA BOOK does not constitute any offer of any securities for sale.

アイフル株式会社
AIFUL CORPORATION

1主要利益指標 *(Review of Profit / Group & AIFUL)*

(1)連結(*Consolidated*)

項目		年/決算月(*Fiscal Year*)		01/3	増減率(%)	02/3	増減率(yoy%)	03/3	増減率(yoy%)	2004/3 (*E*)	増減率(yoy%)
営業収益	(百万円)	Operating Revenue	(¥ Million)	280,656	–	397,162	41.5	449,458	13.2	494,522	10.0
営業費用	(百万円)	Operating Expenses	(¥ Million)	176,323	–	285,832	62.1	333,462	16.7	365,542	9.6
営業利益	(百万円)	Operating Income	(¥ Million)	104,333	–	111,329	6.7	115,995	4.2	128,980	11.2
経常利益	(百万円)	Ordinary Income	(¥ Million)	103,533	–	105,067	1.5	111,797	6.4	122,012	9.1
当期純利益	(百万円)	Net Income	(¥ Million)	48,252	–	35,063	-27.3	59,910	70.9	65,056	8.6
総資本	(百万円)	Total Assets	(¥ Million)	1,865,537	–	2,029,633	8.8	2,282,113	12.4	2,458,133	7.7
株主資本	(百万円)	Shareholders' Equity	(¥ Million)	306,549	–	421,343	37.4	485,991	15.3	534,823	10.0
一株当たり当期純利益 ※1	(円)	EPS	(¥)	569.32	–	390.00	-31.5	637.59	63.5	688.65	8.0
一株当たり株主資本 ※1	(円)	BPS	(¥)	3,611.74	–	4,523.01	25.2	5,143.45	13.7	5,661.39	10.1
株主資本比率	(%)	Equity Ratio	(%)	16.4	–	20.7	*4.3*	21.3	*0.6*	21.7	*0.4*
株主資本当期純利益率	(%)	ROE	(%)	15.7	–	9.6	*-6.1*	13.2	*3.6*	12.7	*-0.5*
総資本当期純利益率	(%)	ROA	(%)	2.6	–	1.8	*-0.8*	2.8	*1.0*	2.7	*-0.1*

(2)単体(*AIFUL*)

項目		年/決算月(*Fiscal Year*)		01/3	増減率(%)	02/3	増減率(yoy%)	03/3	増減率(yoy%)	2004/3 (*E*)	増減率(yoy%)
営業収益	(百万円)	Operating Revenue	(¥ Million)	270,827	13.5	307,272	13.5	324,671	5.7	344,849	6.2
営業費用	(百万円)	Operating Expenses	(¥ Million)	167,507	10.9	196,830	17.5	217,727	10.6	235,679	8.2
営業利益	(百万円)	Operating Income	(¥ Million)	103,319	18.2	110,442	6.9	106,944	-3.2	109,169	2.1
経常利益	(百万円)	Ordinary Income	(¥ Million)	103,372	21.6	107,515	4.0	107,100	-0.4	108,000	0.8
当期純利益	(百万円)	Net Income	(¥ Million)	48,512	10.0	38,349	-20.9	55,317	44.2	56,532	2.2
総資本	(百万円)	Total Assets	(¥ Million)	1,586,409	34.2	1,740,868	9.7	1,906,211	9.5	2,043,888	7.2
株主資本	(百万円)	Shareholders' Equity	(¥ Million)	302,601	19.7	420,493	39.0	470,834	12.0	522,429	11.0
一株当たり当期純利益 ※1	(円)	EPS	(¥)	572.38	-27.2	426.54	-25.5	588.63	38.0	598.42	1.7
一株当たり株主資本 ※1	(円)	BPS	(¥)	3,565.21	-20.9	4,513.89	26.6	4,983.00	10.4	5,530.20	11.0
一株当たり配当金 ※1	(円)	Cash Dividends per Share ※1	(¥)	50.00	-16.7	50.00	0.0	60.00	20.0	60.00	0.0
配当性向	(%)	Payout Ratio	(%)	8.7	*1.1*	12.2	*3.5*	10.2	*-2.0*	–	–
株主資本比率	(%)	Equity Ratio	(%)	19.1	*-2.3*	24.2	*5.1*	24.7	*0.5*	25.6	*0.9*
株主資本当期純利益率	(%)	ROE	(%)	17.5	*-1.9*	10.6	*-6.9*	12.4	*1.8*	11.4	*-1.0*
総資本当期純利益率	(%)	ROA	(%)	3.5	*-0.5*	2.3	*-1.2*	3.0	*0.7*	2.9	*-0.1*

※1:01/3中に、1:1.5の株式分割実施　※1:Stock Split (1:1.5) in FY2001

注) 斜体数値は増減数　Notes:Italic Font = Increase or Decrease

《参考》

残高経費率 ※2	(%)	SG & A Cost / Loan ※2	(%)	12.8	*-0.7*	13.0	*0.2*	13.4	*0.4*	13.7	*0.3*

※2:残高経費率=その他の営業費用/((期初残高+期末残高)÷2)(%)　※2:SG & A Cost = Other Operating Expenses(SG&A)/Average Loans Outstanding(%)

注) 斜体数値は増減数　Notes:Italic Font = Increase or Decrease

2. グループ合計営業実績 *(Review of Operation / Group Total)*

営業債権ベース*(Managed Asset Basis)*

(1)営業実績 *(Operating Results)*

年/決算月 *(Fiscal Year)*		01/3	増減率(yoy%)	02/3	増減率(yoy%)	03/3	増減率(yoy%)	2004/3 *(E)*	増減率(yoy%)
営業債権合計 (百万円)	*Total Receivable Outstanding (¥Million)*	1,821,875	-	2,002,499	9.9	2,210,889	10.4	2,438,815	10.3
営業貸付金残高	*Loans Outstanding*	1,407,636	-	1,635,954	16.2	1,833,702	12.1	1,993,862	8.7
無担保ローン	*Unsecured*	1,167,837	-	1,332,218	14.1	1,442,980	8.3	1,536,221	6.5
有担保ローン	*Home Equity*	227,600	-	278,893	22.5	325,436	16.7	367,437	12.9
事業者ローン	*Small Business*	12,198	-	24,843	103.7	65,284	162.8	90,203	38.2
クレジットカード(ショッピング)	*Credit Card Shopping*	63,490	-	61,686	-2.8	64,117	3.9	80,592	25.7
信販事業(個品)	*Installment Sales Finance*	165,970	-	164,715	-0.8	184,324	11.9	223,751	21.4
信用保証売掛金	*Guarantee*	184,778	-	140,142	-24.2	128,744	-8.1	140,608	9.2
口座数(残高あり)	*Customer Accounts (Thousand)*	3,043	-	3,336	9.6	3,521	5.6	-	-
無担保ローン	*Unsecured*	2,971	-	3,241	9.1	3,389	4.6	-	-
有担保ローン	*Home Equity*	61	-	75	23.2	87	16.3	-	-
事業者ローン	*Small Business*	10	-	19	92.6	45	130.9	-	-
一口座当たり残高 (千円)	*Per Account (¥Thousand)*	462	-	490	6.0	520	6.2	-	-
無担保ローン	*Unsecured*	392	-	410	4.6	425	3.6	-	-
有担保ローン	*Home Equity*	3,729	-	3,709	-0.5	3,721	0.3	-	-
事業者ローン	*Small Business*	1,199	-	1,268	5.7	1,443	13.8	-	-
クレジットカード会員数 (千件)	*Credit Card Holders (Thousand)*	7,598	-	8,835	16.3	9,837	11.3	11,376	15.6
信販(個品)口座数 (千件)	*Shopping Installment Accounts (Thousand)*	633	-	645	2.0	697	8.0	-	-
新規顧客件数 (千件)	*New Accounts (Thousand)*	554	-	637	14.9	594	-6.8	578	-2.7
無担保ローン	*Unsecured*	528	-	598	13.3	548	-8.4	522	-4.7
有担保ローン	*Home Equity*	22	-	27	21.9	27	1.0	28	3.7
事業者ローン	*Small Business*	4	-	11	175.9	18	62.4	27	50.0
新規ｸﾚｼﾞｯﾄｶｰﾄﾞ発券数 (千枚)	*New Issue of Credit Card (Thousand)*	1,971	-	1,807	-8.3	2,076	14.8	2,392	15.2

(2)チャネル展開 *(Marketing Channel)*

年/決算月 *(Fiscal Year)*		01/3	増減数	02/3	増減数	03/3	増減数	2004/3 *(E)*	増減数
ローン事業店舗数 (店)	*Loan Business Branches*	1,754	-	1,899	*145*	1,959	*60*	2,009	*50*
有人店舗	*Staffed Branches*	687	-	752	*65*	796	*44*	808	*12*
無人店舗	*Unstaffed Branches*	1,067	-	1,147	*80*	1,163	*16*	1,201	*38*
自動契約機設置台数 (台)	*Unmanned Loan-contracting Machines*	1,636	-	1,808	*172*	1,837	*29*	1,886	*49*
社員数 (人)	*Number of Employees*	5,750	-	5,810	*60*	6,123	*313*	6,290	*167*

注) 斜体数値は増減数　　Notes:Italic Font = Increase or Decrease

注:ライフのデータにつきましては、債権流動化により会計上はバランスシートから落ちている営業債権をも含めた、「実態営業債権ベースの参考数値」です。

Note 1 : The data of a Life is the pro forma amount in which the accounts also included the operating assets excepted from balance sheet by securitization.

3. グループ合計損益の内訳 *(Revenue and Expenses / Group Total)*

会計ベース(*On-Balance*)

(百万円/¥ *Million*)

年/決算月(Fiscal Year)		01/3	営業収益比 (%)	02/3	営業収益比 (%)	増減率 (yoy%)	03/3	営業収益比 (%)	増減率 (yoy%)	2004/3 *(E)*	営業収益比 (%)	増減率 (yoy%)
営業収益	*Operating Revenue*	280,656	100.0	397,162	100.0	41.5	449,458	100.0	13.2	494,522	100.0	10.0
営業貸付金利息	*Interest Income*	272,236	97.0	359,318	90.5	32.0	406,483	90.4	13.1	445,564	90.1	9.6
無担保ローン	*Unsecured*	234,374	83.5	311,910	78.5	33.1	348,887	77.6	11.9	370,474	74.9	6.2
有担保ローン	*Home Equity*	34,974	12.5	43,150	10.9	23.4	47,650	10.6	10.4	57,747	11.7	21.2
事業者ローン	*Small Business*	2,888	1.0	4,257	1.1	47.4	9,945	2.2	133.6	17,342	3.5	74.4
クレジットカード(ショッピング)収益	*Credit Card Shopping*	–	–	6,742	1.7	–	7,877	1.8	16.8	9,156	1.9	16.2
信販事業(個品)収益	*Installment Sales Finance*	–	–	10,353	2.6	–	15,178	3.4	46.6	18,467	3.7	21.7
信用保証収益	*Guarantees*	–	–	4,076	1.0	–	4,132	0.9	1.4	5,469	1.1	32.4
その他の金融収益	*Other Financial Revenue*	341	0.1	525	0.1	54.0	321	0.1	-38.8	469	0.1	46.1
その他の営業収益	*Other Operating Revenue*	8,078	2.9	16,146	4.1	99.8	15,463	3.4	-4.2	15,394	3.1	-0.4
不動産売上高	*Sales of Property*	40	0.0	2,823	0.7	6,925.0	306	0.1	-89.1	–	–	–
サービス事業売上高	*Restaurant & Karaoke*	1,303	0.5	1,246	0.3	-4.3	935	0.2	-25.0	–	–	–
償却債権回収額	*Bad Debt Recovery*	3,509	1.3	5,715	1.4	62.8	6,431	1.4	12.5	7,021	1.4	9.2
その他	*Other*	3,225	1.1	6,360	1.6	97.0	7,790	1.7	22.5	8,373	1.7	7.5
営業費用	*Operating Expenses*	176,323	62.8	285,832	72.0	62.1	333,462	74.2	16.7	365,542	73.9	9.6
金融費用	*Financial Expenses*	28,934	10.3	34,615	8.7	19.6	38,479	8.6	11.2	44,181	8.9	14.8
借入金利息等	*Interest on Borrowings*	20,908	7.4	21,987	5.5	5.2	25,126	5.6	14.3	26,801	5.4	6.7
社債利息等	*Interest on SB etc.*	8,025	2.9	12,627	3.2	57.3	13,353	3.0	5.7	17,379	3.5	30.2
売上原価	*Cost of Sales*	435	0.2	3,025	0.8	594.6	562	0.1	-81.4	–	–	–
不動産売上原価	*Cost of Sales of Property*	56	0.0	2,677	0.7	4,617.8	296	0.1	-88.9	–	–	–
サービス事業売上原価	*Cost of Restaurant Business*	378	0.1	348	0.1	-8.1	266	0.1	-23.5	–	–	–
その他の営業費用	*Other Operating Expenses(SG&A)*	146,953	52.4	248,191	62.5	68.9	294,420	65.5	18.6	321,360	65.0	9.2
貸倒関連費用	*Credit Cost*	51,707	18.4	89,945	22.6	74.0	134,125	29.8	49.1	137,784	27.9	2.7
貸倒損失	*Write offs*	3,837	1.4	7,925	2.0	106.5	20,963	4.7	164.5	7,417	1.5	-64.6
貸倒引当金繰入額	*Allowance for Bad Debts*	47,869	17.1	82,020	20.7	71.3	113,162	25.2	38.0	130,367	26.4	15.2
広告宣伝費	*Advertising Expenses*	17,652	6.3	26,845	6.8	52.1	21,747	4.8	-19.0	22,671	4.6	4.2
人件費	*Salaries*	27,426	9.8	43,666	11.0	59.2	48,092	10.7	10.1	53,364	10.8	11.0
役員報酬	*Directors' Salaries*	395	0.1	595	0.1	50.7	584	0.1	-1.8	718	0.1	22.9
従業員給与賞与等	*Employees' Salaries*	20,011	7.1	34,519	8.7	72.5	38,801	8.6	12.4	38,491	7.8	-0.8
その他	*Other*	7,019	2.5	8,551	2.2	21.8	8,706	1.9	1.8	14,154	2.9	62.6
連結調整勘定償却	*Amortization of Goodwill and Consolidation Differences*	435	0.2	3,178	0.8	629.9	2,638	0.6	-17.0	2,181	0.4	-17.3
その他	*Other*	49,731	17.7	83,201	20.9	67.3	87,815	19.5	3.9	105,397	21.3	20.0
営業利益	*Operating Income*	104,333	37.2	111,329	28.0	6.7	115,995	25.8	4.2	128,980	26.1	11.2
営業外収益	*Non-operating Income*	1,061	0.4	1,333	0.3	25.5	1,303	0.3	-2.2	317	0.1	-75.7
営業外費用	*Non-operating Expenses*	1,862	0.7	7,595	1.9	307.9	5,501	1.2	-27.6	7,285	1.5	32.4
経常利益	*Ordinary Income*	103,533	36.9	105,067	26.5	1.5	111,797	24.9	6.4	122,012	24.7	9.1
特別利益	*Extraordinary Income*	77	0.0	1,729	0.4	2,123.7	444	0.1	-74.3	8	0.0	-98.2
特別損失	*Extraordinary Losses*	11,036	3.9	44,948	11.3	307.3	4,788	1.1	-89.3	6,948	1.4	45.1
税引前利益	*Income before Income Taxes*	92,573	33.0	61,848	15.6	-33.2	107,453	23.9	73.7	115,071	23.3	7.1
法人税・住民税及び事業税	*Income Taxes*	46,204	16.5	36,292	9.1	-21.5	57,555	12.8	58.6	52,056	10.5	-9.6
法人税等調整額	*Effect of a Tax Consequences*	-1,832	0.7	-8,907	2.2	386.0	-10,129	-2.3	-213.7	-2,657	-0.5	-73.8
少数株主利益(損失)	*Minority Interest Loss*	-50	0.0	-601	0.2	1,085.4	116	0.0	-80.6	615	0.1	430.2
当期純利益	*Net Income*	48,252	17.2	35,063	8.8	-27.3	59,910	13.3	70.9	65,056	13.2	8.6

4. グループ合計資金調達の状況 (Review of Funding / Group Total)

営業債権ベース(Managed Asset Basis)

(1)形態別調達金額 (Amount of Borrowings by Type of Lender)

(百万円/¥ Million)

年/決算月(Fiscal Year)		01/3	構成比(%)	02/3	構成比(%)	03/3	構成比(%)	04/3(E)	構成比(%)
借入金	Borrowings	811,765	53.7	823,148	51.8	943,100	53.5	1,011,778	52.9
都市銀行	City Banks	6,320	0.4	7,150	0.4	12,679	0.7	-	-
長期信用銀行	Long-Term Credit Banks	59,290	3.9	79,627	5.0	85,949	4.9	-	-
信託銀行	Trust Banks	137,467	9.1	159,292	10.0	197,141	11.2	-	-
地方銀行･第二地方銀行	Regional Banks	135,421	9.0	163,155	10.3	203,604	11.6	-	-
生命保険会社	Life Insurance	166,113	11.0	139,451	8.8	129,853	7.4	-	-
損害保険会社	Non-Life Insurance	64,700	4.3	59,548	3.7	52,826	3.0	-	-
外国銀行	Foreigner	76,766	5.1	64,402	4.1	48,862	2.8	-	-
シンジケートローン	Syndicated Loan	79,500	5.3	46,666	2.9	86,834	4.9	-	-
邦銀	Japanese Banks	70,000	4.6	46,666	2.9	43,834	2.5	-	-
外銀	Foreigner	9,500	0.6	-	-	15,500	0.9	-	-
その他	Other	-	-	-	-	27,500	1.6		
県信連等	Credit Association	17,320	1.1	27,630	1.7	48,229	2.7	-	-
その他	Other	68,866	4.6	76,225	4.8	77,120	4.4	-	-
CP･社債等	CP and Bonds	700,500	46.3	766,124	48.2	819,259	46.5	900,498	47.1
CP	CP	15,000	1.0	15,000	0.9	13,500	0.8	-	-
普通社債	SB	377,500	25.0	422,500	26.6	452,000	25.6	-	-
証券化	ABS	308,000	20.4	328,624	20.7	353,759	20.1	-	-
合 計	Total	1,512,265	100.0	1,589,272	100.0	1,762,359	100.0	1,912,276	100.0

(2)長期･短期別調達金額 (Short and Long-term Borrowings)

(百万円/¥ Million)

年/決算月(Fiscal Year)		01/3	構成比(%)	02/3	構成比(%)	03/3	構成比(%)	04/3(E)	構成比(%)
短期調達	Short-term Borrowings	47,323	3.1	52,491	3.3	68,865	3.9	80,162	4.2
短期借入	Borrowings	32,323	2.1	37,491	2.4	55,365	3.1	-	-
CP	CP	15,000	1.0	15,000	0.9	13,500	0.8	-	-
長期調達	Long-term Borrowings	1,464,941	96.9	1,536,780	96.7	1,693,494	96.1	1,832,114	95.8
固定金利借入	Fixed Rate	246,457	16.3	201,570	12.7	223,827	12.7	-	-
変動金利借入	Floating Rate	532,984	35.2	584,086	36.8	636,407	36.1	-	-
キャップ	With Cap	160,000	10.6	70,100	4.4	153,420	8.7	-	-
スワップ	With Swap	33,600	2.2	113,260	7.1	211,660	12.0	-	-
社債等(固定)	SB Other (Fixed Bond)	359,500	23.8	452,724	28.5	579,388	32.9	-	-
普通社債	SB	359,500	23.8	404,500	25.5	437,000	24.8	-	-
証券化	ABS	-	-	48,224	3.0	142,388	8.1	-	-
社債等(変動)	SB Other (Floating Bond)	326,000	21.6	298,400	18.8	253,871	14.4	-	-
普通社債	SB	18,000	1.2	18,000	1.1	15,000	0.9	-	-
スワップ	With Swap	3,000	0.2	3,000	0.2	-	-	-	-
証券化	ABS	308,000	20.4	280,400	17.6	238,871	13.6	-	-
キャップ	With Cap	-	-	230,400	14.5	238,871	13.6	-	-
合 計	Total	1,512,265	100.0	1,589,272	100.0	1,762,359	100.0	1,912,276	100.0

※キャップ･スワップには、開始年月日が未到来のキャップ(150,000百万円)を含んでおりません。なお、未到来のスワップはありません。

(3)調達金利 (Funding Cost)

年/決算月(Fiscal Year)		01/3	02/3	03/3	04/3(E)
調達金利	Funding Cost	2.75	2.04	1.78	1.83
直接	Direct	2.91	1.54	1.57	1.61
間接	Indirect	2.62	2.52	1.97	2.03

※調達金利＝末約定ベース平均表面金利　※Funding Cost = Interest Rate／Average Borrowing

《参考》

長期プライムレート	Long term prime rate	1.90	2.30	1.50	1.70

5. アイフル営業実績 (Review of Operation / AIFUL)

(1) 営業実績 (Operating Results)

年/決算月 (Fiscal Year)		01/3	増減率(yoy%)	02/3	増減率(yoy%)	03/3	増減率(yoy%)	2004/3 (E)	増減率(yoy%)
営業貸付金残高 (百万円)	Loans Outstanding (¥ Million)	1,159,734	15.8	1,313,690	13.3	1,413,340	7.6	1,493,116	5.6
無担保ローン	Unsecured	921,891	13.9	1,019,292	10.6	1,068,151	4.8	1,100,439	3.0
有担保ローン	Home Equity	225,644	24.4	277,671	23.1	322,840	16.3	364,732	13.0
事業者ローン	Small Business	12,198	18.5	16,726	37.1	22,348	33.6	27,945	25.0
口座数 (千件)	Customer Accounts (Thousand)	2,121	7.4	2,244	5.8	2,284	1.8	2,291	0.3
無担保ローン	Unsecured	2,050	7.0	2,155	5.1	2,180	1.2	2,169	-0.5
有担保ローン	Home Equity	60	22.0	75	23.1	87	16.0	102	17.2
事業者ローン	Small Business	10	25.8	13	37.6	17	24.3	21	21.6
一口座当たり残高 (千円)	Per Account (¥ Thousand)	546	7.9	585	7.1	618	5.7	652	5.4
無担保ローン	Unsecured	449	6.5	472	5.2	489	3.6	507	3.8
有担保ローン	Home Equity	3,700	1.9	3,699	-0.0	3,709	0.3	3,577	-3.6
事業者ローン	Small Business	1,199	-5.8	1,195	-0.3	1,284	7.5	1,352	5.3
新規顧客件数 (千件)	New Accounts (Thousand)	479	6.9	496	3.4	440	-11.3	431	-2.0
無担保ローン	Unsecured	453	6.7	462	2.0	405	-12.4	394	-2.7
有担保ローン	Home Equity	22	9.2	27	21.9	27	0.9	28	3.7
事業者ローン	Small Business	4	19.3	6	55.6	7	17.6	8	14.3
実質平均利回り ※1 (%)	Average Yield ※1 (%)	24.3	*-0.7*	23.9	*-0.4*	23.2	*-0.8*	23.1	*-0.0*
無担保ローン	Unsecured	26.0	*-0.6*	25.7	*-0.3*	25.2	*-0.4*	25.0	*-0.2*
有担保ローン	Home Equity	17.2	*-0.1*	17.1	*-0.1*	15.8	*-1.3*	16.2	*0.4*
事業者ローン	Small Business	25.7	*-4.9*	26.9	*1.2*	24.8	*-2.1*	24.8	*-0.0*

※1:実質平均利回り＝営業貸付金利息／((期初残高＋期末残高)÷2)(%)　※1:Average Yield=Interest Income/Average Loans Outstanding (%)

注) 斜体数値は増減数　Notes:Italic Font = Increase or Decrease

(2) チャネル展開 (Marketing Channel)

年/決算月 (Fiscal Year)		01/3	増減数(yoy)	02/3	増減数(yoy)	03/3	増減数(yoy)	2004/3 (E)	増減数(yoy)
ローン事業店舗数 ※2 (店)	Loan Business Branches ※2	1,529(892)	*218*	1,592(947)	*63*	1,580(943)	*-12*	1,591	*11*
有人店舗	Staffed Branches	536(120)	*2*	536(119)	*0*	534(122)	*-2*	534	*0*
無人店舗	Unstaffed Branches	987(772)	*214*	1,050(828)	*63*	1,040(821)	*-10*	1,051	*11*
ハートプラザ ※3	Heart Plaza ※3	4	*0*	4	*0*	4	*0*	4	*0*
その他 ※4	Other ※4	2	*2*	2	*0*	2	*0*	2	*0*
ローン事業店舗出店数 (店)	Newly Opened Branches	245	-	94	-	9	-	30	-
有人店舗	Staffed Branches	8	-	2	-	-	-	2	-
無人店舗	Unstaffed Branches	235	-	92	-	9	-	28	-
ハートプラザ ※3	Heart Plaza ※3	-	-	-	-	-	-	-	-
その他 ※4	Other ※4	2	-	-	-	-	-	-	-
有人店の無人化 (店)	Remodeled into Unstaffed	11	-	13	-	9	-	10	-
無人店の有人化 (店)	Remodeled into Staffed	5	-	11	-	7	-	8	-
廃店 (店)	Closed Branches	27	-	31	-	21	-	19	-
自動契約機設置台数 (台)	Unmanned Loan-contracting Machines	1,522	*217*	1,585	*63*	1,573	*-12*	1,584	*11*
併設型	At Staffed Branches	534	*3*	534	*0*	532	*-2*	535	*3*
独立型	At Unstaffed Branches	988	*214*	1,051	*63*	1,041	*-10*	1,049	*8*
ATM・CDネットワーク (台)	AIFUL ATMs and Tie-up CDs	22,021	*5,390*	35,904	*13,883*	50,358	*14,454*	-	-
ATM台数	AIFUL ATMs	1,646	*209*	1,688	*42*	1,676	*-12*	1,687	*11*
提携CD台数	Tie-up CDs	20,375	*5,181*	26,482	*6,107*	41,062	*14,580*	-	-
ロッピー	Loppi	-	-	7,734	*7,734*	7,621	*-113*	-	-
社員数 (人)	Number of Employees	3,477	*214*	3,576	*99*	3,502	*-74*	3,597	*95*
臨時従業員数 (人)	Number of Employees	1,104	*-85*	1,106	*2*	1,133	*27*	-	-

※2:()はロードサイド型　※2:Roadside Type

※3:ハートプラザは有担保専門店　※3:Heart Plaza is Specialized for Secured Loans

※4:eきゃっシング店1店・個品割賦店1店　※4:e-cashing:1・Sales Finance:1

注) 斜体数値は増減数　Note:Italic Font = Increase or Decrease

6. アイフル損益の内訳 (Revenue and Expenses / AIFUL)

(百万円/¥ Million)

年/決算月(Fiscal Year)		01/3	営業収益比 (%)	増減率 (yoy%)	02/3	営業収益比 (%)	増減率 (yoy%)	03/3	営業収益比 (%)	増減率 (yoy%)	2004/3 (E)	営業収益比 (%)	増減率 (yoy%)
営業収益	Operating Revenue	270,827	100.0	13.5	307,272	100.0	13.5	324,671	100.0	5.7	344,849	100.0	6.2
営業貸付金利息	Interest Income	262,580	97.0	14.3	296,034	96.3	12.7	315,600	97.2	6.6	335,766	97.4	6.4
無担保ローン	Unsecured	224,718	83.0	12.8	249,088	81.1	10.8	263,262	81.1	5.7	271,886	78.8	3.3
有担保ローン	Home Equity	34,974	12.9	27.2	43,054	14.0	23.1	47,483	14.6	10.3	57,512	16.7	21.1
事業者ローン	Small Business	2,888	1.1	-4.6	3,891	1.3	34.7	4,854	1.5	24.8	6,367	1.8	31.2
その他の金融収益	Other Financial Revenue	338	0.1	34.8	230	0.1	-31.9	280	0.1	21.7	415	0.1	48.2
その他の営業収益	Other Operating Revenue	7,908	2.9	-7.9	11,007	3.6	39.2	8,791	2.7	-20.1	8,667	2.5	-1.4
受取保証料	Loan Guarantee Fee	2	0.0	-	83	0.0	2,842.3	596	0.2	611.0	1,530	0.4	156.7
不動産売上高	Sales of Property	40	0.0	-96.3	2,823	0.9	6,925.0	306	0.1	-89.1	-	-	-
サービス事業売上高	Restaurant & Karaoke	1,303	0.5	-11.6	1,246	0.4	-4.3	935	0.3	-25.0	-	-	-
償却債権回収額	Bad Debt Recovery	3,325	1.2	5.7	3,779	1.2	13.7	3,896	1.2	3.1	3,898	1.1	0.1
その他	Other	3,236	1.2	12.4	3,074	1.0	-5.0	3,056	0.9	-0.6	3,238	0.9	6.0
営業費用	Operating Expenses	167,507	61.9	10.9	196,830	64.1	17.5	217,727	67.1	10.6	235,679	68.3	8.2
金融費用	Financial Expenses	28,682	10.6	12.1	33,377	10.9	16.4	35,178	10.8	5.4	37,073	10.8	5.4
借入金利息等	Interest on Borrowings	20,656	7.6	-1.3	21,124	6.9	2.3	22,705	7.0	7.5	23,718	6.9	4.5
社債利息等	Interest on SB etc.	8,025	3.0	72.0	12,253	4.0	52.7	12,473	3.8	1.8	13,354	3.9	7.1
売上原価	Cost of Sales	435	0.2	-73.3	3,025	1.0	594.6	562	0.2	-81.4	-	-	-
不動産売上原価	Cost of Sales of Property	56	0.0	-95.3	2,677	0.9	4,617.8	296	0.1	-88.9	-	-	-
サービス事業売上原価	Cost of Restaurant Business	378	0.1	-11.1	348	0.1	-8.1	266	0.1	-23.5	-	-	-
その他の営業費用	Other Operating Expenses(SG&A)	138,389	51.1	11.7	160,426	52.2	15.9	181,986	56.1	13.4	198,605	57.6	9.1
貸倒関連費用	Credit Cost	47,289	17.5	21.5	65,300	21.3	38.1	86,371	26.6	32.3	90,810	26.3	5.1
貸倒損失	Write offs	2,174	0.8	68.1	6,611	2.2	204.1	15,892	4.9	140.4	6,669	1.9	-58.0
貸倒引当金繰入額	Allowance for Bad Debts	45,115	16.7	19.9	58,689	19.1	30.1	70,479	21.7	20.1	84,141	24.4	19.4
広告宣伝費	Advertising Expenses	17,042	6.3	28.1	19,274	6.3	13.1	15,377	4.7	-20.2	15,462	4.5	0.6
支払手数料	Commission	10,462	3.9	-3.2	9,769	3.2	-6.6	9,624	3.0	-1.5	9,512	2.8	-1.2
人件費	Salaries	26,077	9.6	4.0	26,501	8.6	1.6	29,257	9.0	10.4	31,262	9.1	6.9
役員報酬	Directors' Salaries	381	0.1	3.1	415	0.1	9.0	425	0.1	2.3	454	0.1	6.8
従業員給与賞与等	Employees' Salaries	20,953	7.7	7.6	20,579	6.7	-1.8	23,255	7.2	13.0	22,985	6.7	-1.2
その他	Other	4,742	1.8	-9.6	5,506	1.8	16.1	5,576	1.7	1.3	7,823	2.3	40.3
賃借料・地代家賃	Rental Expenses · Land Rent	14,994	5.5	0.9	15,001	4.9	0.0	15,530	4.8	3.5	15,510	4.5	-0.1
消耗品費・修繕費	Supplies · Repair and Maintenance	3,925	1.4	-14.3	4,183	1.4	6.6	4,680	1.4	11.9	5,122	1.5	9.4
通信費	Communications	3,403	1.3	11.4	3,921	1.3	15.2	4,432	1.4	13.0	5,358	1.6	20.9
保険料	Insurance Premium	3,358	1.2	11.4	3,431	1.1	2.2	3,673	1.1	7.1	3,818	1.1	3.9
減価償却費	Depreciation	4,201	1.6	39.0	4,465	1.5	6.3	3,511	1.1	-21.3	5,472	1.6	55.9
その他	Other	7,633	2.8	5.8	8,576	2.8	12.3	9,277	2.9	8.2	16,279	4.7	75.5
営業利益	Operating Income	103,319	38.1	18.2	110,442	35.9	6.9	106,944	32.9	-3.2	109,169	31.7	2.1
営業外収益	Non-operating Income	1,726	0.6	158.8	4,570	1.5	164.8	5,262	1.6	15.2	5,760	1.7	9.5
営業外費用	Non-operating Expenses	1,673	0.6	-45.9	7,496	2.4	348.1	5,106	1.6	-31.9	6,930	2.0	35.7
経常利益	Ordinary Income	103,372	38.2	21.6	107,515	35.0	4.0	107,100	33.0	-0.4	108,000	31.3	0.8
特別利益	Extraordinary Income	76	0.0	20.7	367	0.1	380.4	250	0.1	-31.8	-	-	-
特別損失	Extraordinary Losses	10,973	4.1	2,929.9	35,229	11.5	221.0	793	0.2	-97.7	435	0.1	-45.1
税引前利益	Income before Income Taxes	92,475	34.1	9.2	72,653	23.6	-21.4	106,558	32.8	46.7	107,564	31.2	0.9
法人税・住民税等	Income Taxes	36,483	13.5	6.1	28,309	9.2	-22.4	46,043	14.2	62.6	41,870	12.1	-9.1
事業税	Enterprise Taxes	8,528	3.1	6.6	6,692	2.2	-21.5	10,781	3.3	61.1	9,802	2.8	-9.1
法人税等調整額	Effect of a Tax Consequences	1,048	0.4	-41.5	696	0.2	-33.5	-5,584	-1.7	-901.7	-640	-0.2	-88.5
当期純利益	Net Income	48,512	17.9	10.0	38,349	12.5	-20.9	55,317	17.0	44.2	56,532	16.4	2.2

7. アイフル資金調達の状況 (Review of Funding / AIFUL)

(1)形態別調達金額 (Amount of Borrowings by Type of Lender)

(百万円/¥ Million)

年/決算月 (Fiscal Year)		01/3	構成比(%)	02/3	構成比(%)	03/3	構成比(%)	2004/3(E)	構成比(%)
借入金	Borrowings	791,674	64.9	741,855	58.7	783,955	58.3	794,771	56.7
都市銀行	City Banks	6,004	0.5	6,950	0.6	12,579	0.9	-	-
長期信用銀行	Long-Term Credit Banks	59,290	4.9	70,459	5.6	71,600	5.3	-	-
信託銀行	Trust Banks	137,467	11.3	141,731	11.2	167,385	12.4	-	-
地方銀行·第二地方銀行	Regional Banks	124,962	10.2	148,488	11.8	162,602	12.1	-	-
信用金庫	Shinkin Banks	-	-	-	-	13,050	1.0	-	-
生命保険会社	Life Insurance	166,113	13.6	139,451	11.0	127,725	9.5	-	-
損害保険会社	Non-Life Insurance	64,700	5.3	58,710	4.6	51,776	3.8	-	-
外国銀行	Foreigner	76,766	6.3	64,402	5.1	48,862	3.6	-	-
シンジケートローン	Syndicated Loan	79,500	6.5	46,666	3.7	77,834	5.8	-	-
邦銀	Japanese Banks	70,000	5.7	46,666	3.7	34,834	2.6	-	-
外銀	Foreigner	9,500	0.8	-	-	15,500	1.2	-	-
その他	Other	-	-	-	-	27,500	2.0	-	-
県信連等	Credit Association	17,120	1.4	22,885	1.8	22,617	1.7	-	-
その他	Other	59,749	4.9	42,111	3.3	27,925	2.1	-	-
CP·社債等	CP and Bonds	427,500	35.1	521,124	41.3	561,368	41.7	607,439	43.3
CP	CP	15,000	1.2	15,000	1.2	13,000	1.0	-	-
普通社債	SB	377,500	31.0	422,500	33.5	452,000	33.6	-	-
証券化	ABS	35,000	2.9	83,624	6.6	96,368	7.2	-	-
合 計	Total	1,219,174	100.0	1,262,979	100.0	1,345,325	100.0	1,402,210	100.0

(2)長期·短期別調達金額 (Short and Long-term Borrowings)

(百万円/¥ Million)

年/決算月 (Fiscal Year)		01/3	構成比(%)	02/3	構成比(%)	03/3	構成比(%)	2004/3(E)	構成比(%)
短期調達	Short-term Borrowings	32,500	2.7	29,000	2.3	27,000	2.0	27,000	1.9
短期借入	Borrowings	17,500	1.4	14,000	1.1	14,000	1.0	-	-
CP	CP	15,000	1.2	15,000	1.2	13,000	1.0	-	-
長期調達	Long-term Borrowings	1,186,674	97.3	1,233,979	97.7	1,318,325	98.0	1,375,210	98.1
固定金利借入	Fixed Rate	246,157	20.2	201,370	15.9	207,199	15.4	-	-
変動金利借入	Floating Rate	528,016	43.3	526,484	41.7	535,257	39.8	-	-
キャップ	With Cap	160,000	13.1	70,100	5.6	153,420	11.4	-	-
スワップ	With Swap	33,600	2.8	113,260	9.0	211,660	15.7	-	-
社債等(固定)	SB Other (Fixed Bond)	359,500	29.4	438,124	34.7	540,868	40.2	-	-
普通社債	SB	359,500	29.4	404,500	32.0	437,000	32.5	-	-
証券化	ABS	-	-	33,624	2.7	103,868	7.7	-	-
社債等(変動)	SB Other (Floating Bond)	53,000	4.3	68,000	5.4	35,000	2.6	-	-
普通社債	SB	18,000	1.5	18,000	1.4	15,000	1.1	-	-
スワップ	With Swap	3,000	0.2	3,000	0.2	-	-	-	-
証券化	ABS	35,000	2.9	50,000	4.0	20,000	1.5	-	-
キャップ	With Cap	-	-	-	-	20,000	1.5	-	-
固定金利借入比率	Ratio of Fixed Rate Borrowings to Total Borrowings	605,657	49.7	639,494	50.6	748,067	55.6	-	-
実質固定金利借入比率	Ratio of Borrowings at Fixed Ratio	802,257	65.8	825,854	65.4	1,133,147	84.2	-	-
合 計	Total	1,219,174	100.0	1,262,979	100.0	1,345,325	100.0	1,402,210	100.0

※キャップ·スワップには、開始年月日が未到来のキャップ(150,000百万円)を含んでおりません。なお、未到来のスワップはありません。

(3)調達金利 (Funding Cost)

(%)

年/決算月 (Fiscal Year)		01/3	02/3	03/3	2004/3(E)
調達金利	Funding Cost	2.45	2.30	1.98	1.97
直接	Direct	2.14	1.96	1.97	1.91
間接	Indirect	2.62	2.53	1.99	2.02

※調達金利＝末約定ベース平均表面金利　※Funding Cost = Interest Rate／Average Borrowing

《参考》

(%)

長期プライムレート	Long term prime rate	1.90	2.30	1.50	1.70

8. アイフル債権ポートフォリオ (Analysis of Loan Portfolio / AIFUL)

(1) 貸付利率別残高構成 (Breakdown By Interest Rate)

貸付利率 Interest Rate on Loans to Customers			01/3 件数(千件) Account ※1	01/3 構成比(%)	01/3 残高(百万円) Loan Balance ※2	01/3 構成比(%)	02/3 件数(千件) Account ※1	02/3 構成比(%)	02/3 残高(百万円) Loan Balance ※2	02/3 構成比(%)	03/3 件数(千件) Account ※1	03/3 構成比(%)	03/3 残高(百万円) Loan Balance ※2	03/3 構成比(%)
無担保ローン (Unsecured Loans)		<25.0%	122	6.0	144,520	15.7	138	6.4	182,211	17.9	260	12.0	232,170	21.7
	25.0%≦	<26.0%	115	5.6	89,942	9.8	116	5.4	98,279	9.6	106	4.9	95,779	9.0
	26.0%≦	<27.0%	42	2.1	32,314	3.5	47	2.2	38,443	3.8	46	2.1	40,446	3.8
	27.0%≦	<28.0%	163	8.0	97,715	10.6	172	8.0	112,189	11.0	171	7.8	119,128	11.2
	28.0%≦	<29.0%	467	22.8	148,796	16.1	822	38.1	275,877	27.1	1,015	46.6	357,042	33.4
	29.0%≦		1,139	55.6	408,601	44.3	858	39.8	312,292	30.6	579	26.6	223,583	20.9
	合計	(Total)	2,050	100.0	921,891	100.0	2,155	100.0	1,019,292	100.0	2,180	100.0	1,068,151	100.0
有担保ローン (Home Equity Loans)		<13.0%	0	0.9	10,968	4.9	0	1.0	12,340	4.4	2	2.8	19,485	6.0
	13.0%≦	<14.0%	1	2.7	18,493	8.2	1	2.7	20,800	7.5	2	2.4	21,406	6.6
	14.0%≦	<15.0%	3	6.0	26,385	11.7	4	5.3	29,453	10.6	4	4.6	30,144	9.3
	15.0%≦	<16.0%	2	3.7	14,336	6.4	2	3.5	17,106	6.2	2	3.2	18,463	5.7
	16.0%≦	<17.0%	4	7.5	24,785	11.0	5	6.8	28,930	10.4	4	5.7	29,327	9.1
	17.0%≦	<18.0%	5	9.3	25,182	11.2	6	8.6	30,101	10.8	6	7.4	31,575	9.8
	18.0%≦		42	69.9	105,492	46.8	54	72.1	138,938	50.0	64	73.9	172,437	53.4
	合計	(Total)	60	100.0	225,644	100.0	75	100.0	277,671	100.0	87	100.0	322,840	100.0
事業者ローン (Small Business Loans)		<28.0%	3	29.5	4,050	33.2	3	26.6	5,065	30.3	6	35.4	8,998	40.3
	28.0%≦	<29.0%	5	52.1	6,355	52.1	8	63.8	10,811	64.6	10	62.5	13,110	58.7
	29.0%≦		1	18.4	1,792	14.7	1	9.6	850	5.1	0	2.1	240	1.1
	合計	(Total)	10	100.0	12,198	100.0	13	100.0	16,726	100.0	17	100.0	22,348	100.0
合計		(Total)	2,121	100.0	1,159,734	100.0	2,244	100.0	1,313,690	100.0	2,284	100.0	1,413,340	100.0

(2) 貸付金額別残高構成 (Breakdown By Amount)

貸付金額 Loan Outstandings			01/3 件数(千件) Account ※1	01/3 構成比(%)	01/3 残高(百万円) Loan Balance ※2	01/3 構成比(%)	02/3 件数(千件) Account ※1	02/3 構成比(%)	02/3 残高(百万円) Loan Balance ※2	02/3 構成比(%)	03/3 件数(千件) Account ※1	03/3 構成比(%)	03/3 残高(百万円) Loan Balance ※2	03/3 構成比(%)
無担保ローン (Unsecured Loans)		(千円/¥ Thousand)												
		<100	185	9.0	12,304	1.3	192	8.9	12,914	1.3	206	9.5	14,611	1.4
	100≦	<200	249	12.2	41,460	4.5	258	12.0	42,986	4.2	220	10.1	36,548	3.4
	200≦	<300	230	11.3	60,434	6.6	235	10.9	62,189	6.1	233	10.7	62,509	5.9
	300≦	<400	268	13.1	97,543	10.6	278	12.9	101,629	10.0	239	11.0	85,798	8.0
	400≦	<500	807	39.4	385,627	41.8	835	38.8	400,312	39.3	899	41.2	428,089	40.1
	500≦	<1,000	228	11.1	187,953	20.4	244	11.3	202,315	19.8	256	11.8	213,001	19.9
	1,000≦		80	3.9	136,566	14.8	109	5.1	196,945	19.3	124	5.7	227,591	21.3
	合計	(Total)	2,050	100.0	921,891	100.0	2,155	100.0	1,019,292	100.0	2,180	100.0	1,068,151	100.0
有担保ローン (Home Equity Loans)		(千円/¥ Thousand)												
		<1,000	3	6.1	2,179	1.0	3	4.9	2,288	0.8	4	4.8	2,661	0.8
	1,000≦	<5,000	47	78.4	133,363	59.1	59	79.1	166,144	59.8	68	79.1	192,517	59.6
	5,000≦	<10,000	7	11.8	52,668	23.3	9	12.9	71,980	25.9	11	13.3	86,476	26.8
	10,000≦	<50,000	2	3.7	34,966	15.5	2	3.1	36,072	13.0	2	2.9	39,445	12.2
	50,000≦	<100,000	0	0.0	1,000	0.4	0	0.0	863	0.3	0	0.0	1,268	0.4
	100,000≦		0	0.0	1,466	0.6	0	0.0	321	0.1	0	0.0	471	0.1
	合計	(Total)	60	100.0	225,644	100.0	75	100.0	277,671	100.0	87	100.0	322,840	100.0
事業者ローン (Small Business Loans)		(千円/¥ Thousand)												
		<1,000	4	46.5	3,629	29.8	6	45.0	4,352	26.0	6	37.8	4,508	20.2
	1,000≦	<2,000	5	51.4	8,147	66.8	7	52.1	11,483	68.7	10	57.5	15,960	71.4
	2,000≦		0	2.1	422	3.5	0	2.9	890	5.3	0	4.8	1,879	8.4
	合計	(Total)	10	100.0	12,198	100.0	13	100.0	16,726	100.0	17	100.0	22,348	100.0
合計		(Total)	2,121	100.0	1,159,734	100.0	2,244	100.0	1,313,690	100.0	2,284	100.0	1,413,340	100.0

※1: Thousand
※2: Million

9. アイフル無担保ローン顧客属性 (Unsecured Loans Customer Profile / AIFUL)

(1)性　別 (Sex)

(千件/ Thousand)

		年/決算月(Fiscal Year)	01/3	構成比(%)	02/3	構成比(%)	03/3	構成比(%)
新規顧客 (New Accounts)	男　性	(Male)	313	69.2	323	69.9	284	70.2
	女　性	(Female)	139	30.8	139	30.1	120	29.8
	合　計	(Total)	453	100.0	462	100.0	405	100.0
既存顧客 (Existing Accounts)	男　性	(Male)	1,403	68.4	1,477	68.5	1,497	68.7
	女　性	(Female)	647	31.6	678	31.5	682	31.3
	合　計	(Total)	2,050	100.0	2,155	100.0	2,180	100.0

(2)年齢別 (Age)

(千件/ Thousand)

		年/決算月(Fiscal Year)	01/3	構成比(%)	02/3	構成比(%)	03/3	構成比(%)
新規顧客 (New Accounts)	20 ～ 29	(才/Age)	197	43.6	202	43.8	174	43.1
	30 ～ 39		99	22.1	104	22.5	94	23.2
	40 ～ 49		76	16.8	75	16.3	65	16.1
	50 ～ 59		57	12.6	57	12.4	50	12.5
	60 ～		22	5.0	23	5.0	20	5.1
	合　計	(Total)	453	100.0	462	100.0	405	100.0
既存顧客 (Existing Accounts)	20 ～ 29	(才/Age)	523	25.5	610	28.3	524	24.1
	30 ～ 39		547	26.7	563	26.2	609	27.9
	40 ～ 49		419	20.5	429	19.9	434	19.9
	50 ～ 59		368	18.0	367	17.1	389	17.9
	60 ～		191	9.3	183	8.5	221	10.2
	合　計	(Total)	2,050	100.0	2,155	100.0	2,180	100.0

(3)保険種別 (Type of Social Security)

(千件/ Thousand)

		年/決算月(Fiscal Year)	01/3	構成比(%)	02/3	構成比(%)	03/3	構成比(%)
新規顧客 (New Accounts)	会社員(社保)	Office Worker (Company Health Insurance)	215	47.5	215	46.5	192	47.5
	会社員(国保)	Office Worker (National Health Insurance)	178	39.4	187	40.6	159	39.4
	自営業者	Self Employed	59	13.2	59	12.9	53	13.1
	合　計	Total	453	100.0	462	100.0	405	100.0

(4)年収別 (Annual Income)

(千件/ Thousand)

		年/決算月(Fiscal Year)	01/3	構成比(%)	02/3	構成比(%)	03/3	構成比(%)
新規顧客 (New Accounts)	＜ 2,000	(千円/¥Thousand)	68	15.2	76	16.6	69	17.1
	2,000 ≦ ＜ 3,000		96	21.4	100	21.7	89	22.0
	3,000 ≦ ＜ 4,000		115	25.5	116	25.2	101	25.0
	4,000 ≦ ＜ 5,000		71	15.9	71	15.4	61	15.3
	5,000 ≦ ＜ 7,000		65	14.5	64	13.9	54	13.5
	7,000 ≦ ＜ 10,000		26	5.9	25	5.6	22	5.5
	10,000 ≦		7	1.8	7	1.6	6	1.6
	合　計	(Total)	453	100.0	462	100.0	405	100.0

10. アイフル有担保ローン顧客属性 *(Home Equity Loans Customer Profile / AIFUL)*

(1)不動産担保ローン既存顧客構成(件数ベース)

(%)

年/決算月 *(Fiscal Year)*	01/3	増減数(%)	02/3	増減数(%)	03/3	増減数(%)
性別 *Sex*						
男性 *Male*	78.5	*0.2*	78.4	*-0.1*	78.9	*0.5*
女性 *Female*	21.5	*-0.2*	21.6	*0.1*	21.1	*-0.5*
年齢別 *Age*						
20 ～ 29	2.0	*0.1*	1.9	*-0.1*	1.8	*-0.1*
30 ～ 39	12.1	*-0.1*	11.9	*-0.2*	11.2	*-0.7*
40 ～ 49	27.2	*-1.6*	26.3	*-0.9*	25.3	*-1.0*
50 ～	58.7	*1.6*	59.9	*1.2*	61.7	*1.8*
年収別 *Annual Income*						
＜ 2,000	20.7	*-2.0*	20.3	*-0.4*	19.5	*-0.8*
2,000 ≦ ＜ 3,000	12.1	*0.9*	13.0	*0.9*	13.2	*0.2*
3,000 ≦ ＜ 4,000	17.3	*1.3*	18.1	*0.8*	18.5	*0.4*
4,000 ≦ ＜ 5,000	15.0	*0.2*	15.2	*0.2*	15.2	*0.0*
5,000 ≦	34.9	*-0.4*	33.4	*-1.5*	33.6	*0.2*

注) 斜体数値は増減数　　Notes:Italic Font = Increase or Decrease

(2)不動産担保ローン新規顧客構成(件数ベース)

年/決算月 *(Fiscal Year)*	01/3	増減数(%)	02/3	増減数(%)	03/3	増減数(%)
掛け目 ※1 *Loan to value*						
＜ 40%	35.2	*1.2*	36.4	*1.2*	39.5	*3.1*
40 ≦ ＜ 50%	8.6	*0.2*	8.4	*-0.2*	7.4	*-1.0*
50 ≦ ＜ 60%	10.5	*-0.8*	10.2	*-0.3*	9.7	*-0.5*
60 ≦ ＜ 70%	23.4	*-1.2*	24.5	*1.1*	25.4	*0.9*
70%≦	22.3	*0.7*	20.5	*-1.8*	18.0	*-2.5*
担保順位 *Mortgage Rank*		*0.0*		*0.0*		*0.0*
1st	48.1	*3.2*	50.8	*2.7*	51.0	*0.2*
2nd	32.7	*-1.8*	32.2	*-0.5*	29.6	*-2.6*
3rd	10.4	*-1.0*	9.4	*-1.0*	7.6	*-1.8*
4th ～	8.8	*-0.3*	7.6	*-1.2*	11.8	*4.2*

※1:新規顧客+完済後再利用顧客
注) 斜体数値は増減数　　Notes:Italic Font = Increase or Decrease

11. アイフル貸倒&不良債権 *(Credit Cost & NPL's / AIFUL)*

(1)クレジットコストの状況 *(Credit Cost)*

(百万円/¥ *Million*)

	年/決算月 *(Fiscal Year)*	00/3	/(L) %	01/3	/(L) %	02/3	/(L) %	03/3	/(L) %	2004/3(E)	/(L) %
期末営業貸付金 (L)	*Loans outstanding (L)*	1,001,080	-	1,159,734	-	1,313,690	-	1,413,340	-	1,493,117	-
無担保	*Unsecured*	809,361	-	921,891	-	1,019,292	-	1,068,151	-	1,100,439	-
有担保	*Home equity*	181,428	-	225,644	-	277,671	-	322,841	-	364,732	-
事業者	*Small business*	10,289	-	12,198	-	16,726	-	22,349	-	27,945	-
期初貸倒引当金 ①	*Allowance for bad debt (Begining) ①*	29,061	2.90	37,625	3.24	45,115	3.43	58,689	4.15	70,479	4.72
貸倒発生額 ②	*Write offs ②*	30,354	3.03	39,799	3.43	51,649	3.93	74,598	5.28	76,817	5.14
無担保	*Unsecured*	29,380	3.63	37,944	4.12	48,472	4.76	69,816	6.54	72,545	6.59
有担保	*Home equity*	725	0.40	1,405	0.62	2,748	0.99	4,095	1.27	3,460	0.95
事業者	*Small business*	247	2.41	449	3.68	428	2.56	686	3.07	812	2.91
貸倒関連費用(営業費用)※1		38,918	3.89	47,289	4.08	65,300	4.97	86,371	6.11	90,810	6.08
貸倒損失 ②-①	*Loan losses ※1 ②-①*	1,293	0.13	2,174	0.19	6,611	0.50	15,892	1.12	6,669	0.45
貸倒引当金繰入	*Allowance for bad debt*	37,625	3.76	45,115	3.89	58,689	4.47	70,479	4.99	84,141	5.64
期末貸倒引当金	*Allowance for bad debt (End)*	37,625	3.76	45,115	3.89	58,689	4.47	70,479	4.99	84,141	5.64

貸倒引当金繰入(営業外費用) ※2 ③	*Allowance for bad debt (Non-operating) ※2 ③*	615	0.06	993	0.09	2,230	0.17	4,387	0.31	6,909	0.46
無担保	*Unsecured*	-	-	-	-	1,044	0.10	2,151	0.20	4,190	0.38
有担保	*Home equity*	615	0.34	993	0.44	1,176	0.42	2,218	0.69	2,666	0.73
事業者	*Small business*	-	-	-	-	8	0.05	18	0.08	53	0.19
②+③	*②+③*	30,970	3.09	40,793	3.52	53,880	4.10	78,986	5.59	83,725	5.61
無担保	*Unsecured*	29,380	3.63	37,944	4.12	49,517	4.86	71,968	6.74	76,735	6.97
有担保	*Home equity*	1,341	0.74	2,399	1.06	3,925	1.41	6,313	1.96	6,126	1.68
事業者	*Small business*	247	2.41	449	3.68	437	2.62	704	3.15	865	3.10

※1 貸倒関連費用には銀行保証の保証対象債権等が含まれております(02/3:77百万円、02/9:43百万円、03/3:122百万円、04/3:332百円)

※2 営業外費用の貸倒引当金は、不動産担保ローンの担保価値下落分と、民事再生債権の個別引当

11. アイフル貸倒&不良債権 (Credit Cost & NPL's / AIFUL)

(2)不良債権の状況(金融庁「4分類」) (NPL defined by FSA)

(百万円/¥Million)

年/決算月 (Fiscal Year)		01/3	/(L)%	02/3	/(L)%	02/9	/(L)%	03/3	/(L)%	2004/3(E)	/(L)%
期末営業貸付金 (L)	Loans outstanding (L)	1,159,734	-	1,313,690	-	1,372,928	-	1,413,340	-	1,493,116	-
無担保	Unsecured	921,891	-	1,019,292	-	1,055,712	-	1,068,151	-	1,100,439	-
有担保	Home equity	225,644	-	277,671	-	298,153	-	322,841	-	364,732	-
事業者	Small business	12,198	-	16,726	-	19,062	-	22,349	-	27,945	-
4分類開示債権合計 ①	NPL total ①	63,883	5.51	78,027	5.94	89,190	6.50	95,908	6.79	-	-
破綻先	Category 4	13,058	1.13	16,456	1.25	18,849	1.37	20,339	1.44	-	-
延滞債権	Category 3	20,136	1.74	23,333	1.78	26,942	1.96	31,834	2.25	-	-
3ヶ月以上延滞債権	Category 2	6,874	0.59	8,931	0.68	10,858	0.79	11,217	0.79	-	-
貸出条件緩和債権	Category 1	23,814	2.05	29,305	2.23	32,538	2.37	32,517	2.30	-	-
うち無担保ローン ②	②	38,287	4.15	47,499	4.66	54,893	5.20	58,223	5.45	-	-
破綻先	Category 4	-	-	1,410	0.14	2,150	0.20	2,850	0.27	-	-
延滞債権	Category 3	9,305	1.01	10,240	1.00	12,407	1.18	14,882	1.39	-	-
3ヶ月以上延滞債権	Category 2	5,205	0.56	6,561	0.64	7,811	0.74	8,031	0.75	-	-
貸出条件緩和債権	Category 1	23,777	2.58	29,287	2.87	32,524	3.08	32,458	3.04	-	-
期末貸倒引当金 ③	Allowance for NPL ③	60,943	5.25	75,909	5.78	83,161	6.06	88,827	6.28	105,504	7.07
無税	Untaxable	46,232	3.99	59,478	4.53	65,784	4.79	68,227	4.83	85,095	5.70
有税	Taxable	14,710	1.27	16,431	1.25	17,377	1.27	20,599	1.46	20,409	1.37
流動	Current assets ④	45,115	3.89	58,689	4.47	65,197	4.75	70,479	4.99	84,141	5.64
固定	Fixed assets	15,828	1.36	17,220	1.31	17,964	1.31	18,348	1.30	21,363	1.43
NPLカバー率(ALL) ③/①	Coverage ratio (All) ③/①	95.4	-	97.3	-	93.2	-	92.6	-	-	-
NPLカバー率(無担保) ④/②	Coverage ratio (Unsecured) ④/②	117.8	-	123.6	-	118.8	-	121.0	-	-	-

破綻先
未収利息不計上貸付金のうち、破産債権、再生債権、更生債

Category4: NPL's to borrowers in bankruptcy or under construction
Loans to borrowers declared bankrupt, to borrowers under rehabilitation, to borrowers under reorganization, or other similar circumstances, which are part of loans exclusive of accrued interest.

延滞債権
その他の未収利息不計上の、5ヶ月以上11ヶ月未満延滞債
但し、債務者の経営再建または支援を図ることを目的として利

Category3: NPL's exclusive of accrued interest (5M～11M)
NPL's exclusive of accrued interest. That are past due for over 5 months or more and held by collection department.
This category excludes loans on which interest is being waived in support of business restructuring.

3ヶ月以上延滞債権
営業店債権の内、3ヶ月以上5ヶ月未満の延滞債権(未収利

Category2: NPL's past due for three months or more (3M～5M)
NPL's past due for 3 months or more that do not fall into the above two categories.

貸出条件緩和債権
上記以外の当該貸付金の回収を促進することなどを目的に、有利となる取決めを行なった貸付金

Category1: Restructured NPL's
NPL's, other than those in the above three categories, in which favorable terms, such as the reduction of interest, have been granted with a view to promoting recovery of the loans.

※ 無担保ローン

※ Unsecured Loan

11. アイフル貸倒&不良債権 *(Credit Cost & NPL's / AIFUL)*

(3)無担保ローン債権分類内訳(ストック)

(単位:百万円)

年/決算月	*(Fiscal Year)*	01/3	/(L) %	02/3	/(L) %	02/9	/(L) %	03/3	/(L) %	04/3*(E)*	/(L) %
無担保ローン残高 (L)	*Unsecured Loans outstanding (L)*	921,891	-	1,019,292	-	1,055,712	-	1,068,151	-	1,100,439	-
営業店残高	*Branch*	912,585	98.99	1,009,054	99.00	1,043,325	98.83	1,053,322	98.61	1,080,778	98.21
正常債権残高	*Ordinary Loan*	873,154	94.71	959,041	94.09	986,564	93.45	996,048	93.25	1,013,949	92.14
1ヶ月超延滞債権残高※	*Defaulted Loan (1M+NPL)*	39,431	4.32	50,013	4.96	56,760	5.44	57,273	5.44	66,829	6.18
条件緩和債権	*Rescheduled Loan*	23,784	2.61	29,308	2.90	32,567	3.12	31,927	3.03	-	-
その他解約債権	*Other*	15,646	1.71	20,704	2.05	24,193	2.32	25,346	2.41	-	-
管理センター残高	*Collection Center*	9,305	1.01	10,238	1.00	12,387	1.17	14,828	1.39	19,660	1.79

※1ヶ月超延滞債権残高比率＝1ヶ月超延滞債権残高/正常債権残高

(4)無担保ローン延滞遷移率(フロー)

(単位:%)

年/決算月	*(Fiscal Year)*	01/3	増減数(yoy)	02/3	増減数(yoy)	02/9	増減数(yoy)	03/3	増減数(yoy)
1ヶ月延滞債権発生比率※	*Default(1M+Arrearage)Ratio*	0.568	*-0.020*	0.662	*0.094*	0.789	*0.160*	0.838	*0.176*
介入発生率	*3rd Party Intervention*	0.305	*-0.004*	0.397	*0.092*	0.485	*0.125*	0.520	*0.123*
不履行発生率	*Other*	0.263	*-0.016*	0.265	*0.002*	0.304	*0.035*	0.318	*0.053*
移管発生率※	*Transfer(5M+Arrearage)Ratio*	0.365	*0.024*	0.411	*0.046*	0.494	*0.123*	0.534	*0.123*

注) 斜体数値は増減数 Notes:Italic Font = Increase or Decrease

※1ヶ月延滞債権発生比率＝1ヶ月延滞債権発生比率/正常債権残高

※移管発生比率＝移管発生残高/営業店残高

アイフルの債権管理フロー(無担保ローン)

(Credit Management Flow - Thorough maturity management - / Unsecured Loans)

延滞日数	0	1～32	33～	90～152	153～334	破産 or 延滞 335～
当社カテゴリー	正常債権	管理債権	解約債権(1ヶ月超延滞債権) (A)		移管債権	償却債権
所管部門	各店舗(B)				管理センター(回収センター)	
金融庁(FSA) 4分類	正常債権			「3ヶ月以上延滞債権」(「条件緩和」を切り分け)	「延滞債権」	「破綻先債権」
P/L上の扱い	未収収益計上				未収収益不計上	
B/S上の扱い	残高計上					残高不計上

Days in arrears	0	1～32	33～	90～152	153～334	335+ or bankruptcy
AIFUL standard	Ordinary Loan	Overdue Loan	Defaulted Loan (1M+ NPL) (A)		Transferred Loan	Write-off
Management	Branch (B)				Collection Center	
FSA's four categories	Ordinary Loan			Loan 3M+ in arrears (ex. Rescheduled Loan)	Loan in arrears	Loan to bankrupt party
Treatment on P/L	Recorded as accrued revenue				Not recorded as accrued revenue	
Treatment on B/S	Balance recorded					Balance not recorded

12. ライフ営業指標 *(Review of Operation / LIFE)*

営業債権ベース*(Managed Asset Basis)*

(1)営業実績 *(Operating Results)*

		01/3	02/3	増減率(yoy%)	03/3	増減率(yoy%)	2004/3 *(E)*	増減率(yoy%)
残高 (百万円)	*Balance (¥Million)*	606,313	612,509	1.0	676,093	10.4	788,572	16.6
割賦売掛金	*Installment Receivable*	225,376	224,213	-0.5	247,494	10.4	303,906	22.8
クレジットカード(ｼｮｯﾋﾟﾝｸﾞ)	*Credit Card Shopping*	63,079	61,513	-2.5	64,069	4.2	80,570	25.8
信販事業(個品)	*Installment Sales Finance*	162,275	162,671	0.2	183,423	12.8	223,336	21.8
オートローン	*Automobile*	33,782	15,556	-54.0	6,629	-57.4	2,657	-59.9
特定	*Service*	50,228	73,100	45.5	106,924	46.3	143,280	34.0
一般	*Goods*	55,127	57,922	5.1	57,300	-1.1	67,843	18.4
代位弁済	*Collateral*	23,138	16,095	-30.4	12,569	-21.9	9,555	-24.0
リース他	*Lease etc.*	22	24	9.1	1	-95.8	0	-100.0
営業貸付金	*Loans (Cash Advance)*	196,559	250,903	27.7	310,749	23.9	372,891	20.0
カードキャッシング	*with Credit Card*	129,989	160,138	23.2	192,209	20.0	222,771	15.9
キャッシュプラザ	*with Loan Card (Life Play Card)*	64,401	89,560	39.1	117,646	31.4	149,529	27.1
その他	*Other*	2,168	1,204	-44.5	892	-25.9	590	-33.8
信用保証売掛金	*Guarantee*	184,378	137,392	-25.5	117,849	-14.2	111,773	-5.2
パートナー	*Partner Loan (Automobile)*	54,499	22,627	-58.5	7,385	-67.4	3,155	-57.3
銀行保証	*Bank Loan*	79,248	69,287	-12.6	69,290	0.0	71,324	2.9
住宅	*Home Loan*	50,631	45,477	-10.2	41,173	-9.5	37,293	-9.4
クレジットカード	*Credit Card*							
有効カード会員数 (千人)	*Number of Card Holders (Thousand)*	7,483	8,716	*1,233*	9,834	*1,118*	11,254	*1,421*
プロパー	*Proper*	847	1,387	*540*	1,509	*122*	1,682	*173*
提携	*Affinity*	6,636	7,328	*692*	8,324	*996*	9,572	*1,248*
新規発行数 (千枚)	*Number of New Issue (Thousand)*	1,951	1,794	*-157*	2,073	*279*	2,271	*199*
プロパー	*Proper*	74	177	*103*	190	*13*	300	*110*
提携	*Affinity*	1,877	1,617	*-260*	1,883	*266*	1,971	*89*
単価(残高÷残有会員数) (千円)	*Balance per Account (¥Thousand)*							
ショッピング	*Shopping*	72	57	-20.8	54	-5.3	-	-
キャッシング	*Cashing*	203	216	6.4	227	5.1	-	-
買上実績 (百万円)	*Purchase Results (¥Million)*							
個品あっせん	*Installment Sales Finance*	67,156	104,531	55.7	125,246	19.8	156,000	24.6
カード事業	*Credit Card*	370,077	425,446	15.0	503,448	18.3	617,379	22.6
ショッピング	*Shopping*	219,167	233,633	6.6	274,479	17.5	354,874	29.3
キャッシング	*Cashing*	150,909	191,813	27.1	228,968	19.4	262,505	14.3

注) 斜体数値は増減数　Notes: Italic Font = Increase or Decrease

会計ベース*(On-Balance)*

		03/3	増減率(yoy%)
残高 (百万円)	*Balance (¥Million)*	425,157	15.0
割賦売掛金	*Installment Receivable*	159,478	18.4
クレジットカード(ｼｮｯﾋﾟﾝｸﾞ)	*Credit Card Shopping*	41,981	-16.4
信販事業(個品)	*Installment Sales Finance*	117,496	39.1
オートローン	*Automobile*	-	-
特定	*Service*	-	-
一般	*Goods*	-	-
代位弁済	*Collateral*	-	-
リース他	*Lease etc.*	1	-95.8
営業貸付金	*Loans (Cash Advance)*	147,828	51.2
カードキャッシング	*with Credit Card*	94,040	56.7
キャッシュプラザ	*with Loan Card (Life Play Card)*	52,895	44.8
その他	*Other*	892	-25.9
信用保証売掛金	*Guarantee*	117,849	-14.2
パートナー	*Partner Loan (Automobile)*	7,385	-67.4
銀行保証	*Bank Loan*	69,290	0.0
住宅	*Home Loan*	41,173	-9.5

(2)チャネル展開 *(Marketing Channel)*

		01/3	02/3	増減数(yoy)	03/3	増減数(yoy)	2004/3 *(E)*	増減数(yoy)
事業店舗数 (店)	*Business Branches*	116	196	*80*	233	*37*	273	*40*
営業店舗	*Branches*	62	68	*6*	69	*1*	69	*0*
キャッシュプラザ	*Cash Plaza*	54	128	*74*	164	*36*	204	*40*
有人	*Staffed*	33	90	*57*	101	*11*	111	*10*
無人	*Unstaffed*	21	38	*17*	63	*25*	93	*30*
廃店 (店)	*Closed Branches*	-	2	-	3	*1*	0	*-3*
加盟店数 (社)	*Member Merchant*	73,601	76,714	*3,113*	82,987	*6,273*	87,474	*4,487*
社員数 (人)	*Number of Employees*	1,910	1,887	*-23*	1,803	*-84*	1,798	*-5*

注) 斜体数値は増減数　Notes: Italic Font = Increase or Decrease

注:ライフのデータのうち、「営業債権ベース」と記されている数値につきましては、債権流動化により会計上はバランスシートから落ちている営業債権をも含めた、「社内管理用の参考数値」です。

Note 3: The data currently described as "Managed asset basis" among the data of a Life is the pro forma amount in which the accounts top also included the operating assets excepted from balance sheet by securitization.

13. ライフ損益の内訳 *(Revenue and Expenses / LIFE)*

営業債権ベース*(Managed Asset Basis)*

（百万円/¥ *Million*）

年/決算月 *(Fiscal Year)*		02/3	営業収益比 (%)	03/3	営業収益比 (%)	増減率 (yoy%)	2004/3 *(E)*	営業収益比 (%)	増減率 (yoy%)
営業収益	*Operating Revenue*	79,824	100.0	103,880	100.0	30.1	123,710	100.0	19.1
割賦売掛金収益	*Installment Receivable*	19,020	23.8	23,566	22.7	23.9	28,547	23.1	21.1
クレジットカード(ショッピング)	*Credit Card Shopping*	7,177	9.0	7,945	7.6	10.7	9,528	7.7	19.9
信販事業(個品)	*Installment Sales Finance*	11,565	14.5	15,400	14.8	33.2	18,821	15.2	22.2
その他	*Other*	277	0.3	219	0.2	-20.9	196	0.2	-10.5
営業貸付収益	*Loans (Cash Advance)*	51,387	64.4	69,578	67.0	35.4	83,817	67.8	20.5
カードキャッシング	*with Credit Card*	32,007	40.1	42,327	40.7	32.2	49,483	40.0	16.9
キャッシュプラザ	*with Loan Card (Life Play Card)*	19,352	24.2	27,199	26.2	40.5	34,289	27.7	26.1
その他融資	*Other*	27	0.0	51	0.0	88.9	44	0.0	-13.7
信用保証	*Guarantee*	3,992	5.0	3,622	3.5	-9.3	4,110	3.3	13.5
その他の金融収益	*Other Financial Revenue*	294	0.4	164	0.2	-44.2	54	0.0	-67.1
その他の営業収益	*Other Operating Revenue*	5,130	6.4	6,949	6.7	35.5	7,179	5.8	3.3
償却債権回収額	*Bad Debt Recovery*	1,684	2.1	2,311	2.2	37.2	2,689	2.2	16.4
その他の業務収入	*Other*	3,445	4.3	4,638	4.5	34.6	4,490	3.6	-3.2
営業費用	*Operating Expenses*	77,891	97.6	96,021	92.4	23.3	109,868	88.8	14.4
金融費用	*Financial Expenses*	9,235	11.6	7,079	6.8	-23.3	12,270	9.9	73.3
貸倒関連費用	*Credit Cost*	17,397	21.8	35,809	34.5	105.8	35,967	29.1	0.4
その他の営業費用	*Other Operating Expenses(SG&A)*	51,258	64.2	53,132	51.1	3.7	61,630	49.8	16.0
広告宣伝費	*Advertising Expenses*	4,583	5.7	4,770	4.6	4.1	5,500	4.4	15.3
人件費	*Salaries*	14,969	18.8	15,322	14.7	2.4	16,596	13.4	8.3
その他	*Other*	31,706	39.7	33,040	31.8	4.2	39,533	32.0	19.7
販売費	*Sales Cost*	11,187	14.0	13,863	13.3	23.9	17,298	14.0	24.8
システム費	*System Cost*	8,764	11.0	9,546	9.2	8.9	11,428	9.2	19.7
施設費	*Rent Cost*	4,826	6.0	3,800	3.7	-21.3	4,038	3.3	6.3
管理費	*Admin Cost*	6,927	8.7	5,828	5.6	-15.9	6,767	5.5	16.1
営業利益	*Operating Income*	1,933	2.4	7,858	7.6	306.5	13,841	11.2	76.1
営業外利益	*Non-operating Income*	505	0.6	343	0.3	-32.1	207	0.2	-39.7
営業外費用	*Non-operating Expenses*	33	0.0	153	0.1	363.6	48	0.0	-68.6
経常利益	*Ordinary Income*	2,404	3.0	8,048	7.7	234.8	14,000	11.3	74.0
特別利益	*Extraordinary Income*	1,375	1.7	210	0.2	-84.7	8	0.0	-96.2
特別損失	*Extraordinary Losses*	233	0.3	2,943	2.8	1163.1	60	0.0	-98.0
税引前利益	*Income before Income Taxes*	3,547	4.4	5,314	5.1	49.8	13,947	11.3	162.5
法人税･住民税及び事業税	*Income Taxes*	98	0.1	164	0.2	67.3	191	0.2	16.5
法人税等調整額	*Effect of a Tax Consequences*	-7,459	9.3	-3,999	-3.8	-153.6	-2,844	-2.3	-28.9
当期純利益	*Net Income*	10,908	13.7	9,149	8.8	-16.1	16,599	13.4	81.4

注3：ライフのデータのうち、「営業債権ベース」と記されている数値につきましては、債権流動化により会計上はバランスシートから落ちている営業債権をも含めた、「社内管理用の参考数値」です。

Note 3: The data currently described as "Managed asset basis" among the data of a Life is the pro forma amount in which the accounts top also included the operating assets excepted from balance sheet by securitization.

13. ライフ損益の内訳 (Revenue and Expenses / LIFE)

会計ベース(On-Balance)

(百万円/¥ Million)

年/決算月(Fiscal Year)		02/3		03/3			2004/3 (E)		
			営業収益比 (%)		営業収益比 (%)	増減率 (yoy%)		営業収益比 (%)	増減率 (yoy%)
営業収益	Operating Revenue	74,012	100.0	102,392	100.0	38.3	121,258	100.0	18.4
割賦売掛金収益	Installment Receivable	16,712	22.6	22,933	22.4	37.2	27,579	22.7	20.3
クレジットカード(ショッピング)	Credit Card Shopping	6,699	9.1	7,866	7.7	17.4	9,152	7.5	16.3
信販事業(個品)	Installment Sales Finance	10,012	13.5	14,846	14.5	48.3	18,426	15.2	24.1
その他	Other	-	-	219	0.2	-	-	-	-
営業貸付収益	Loans (Cash Advance)	47,883	64.7	68,723	67.1	43.5	82,333	67.9	19.8
ｶｰﾄﾞｷｬｯｼﾝｸﾞ	with Credit Card	29,676	40.1	41,840	40.9	41.0	48,598	40.1	16.2
ｷｬｯｼｭﾌﾟﾗｻﾞ	with Loan Card (Life Play Card)	18,101	24.5	26,831	26.2	48.2	33,690	27.8	25.6
その他融資	Other	105	0.1	51	0.0	-51.4	44	0.0	-13.7
信用保証	Guarantee	3,992	5.4	3,622	3.5	-9.3	4,110	3.4	13.5
その他の金融収益	Other Financial Revenue	294	0.4	164	0.2	-44.2	54	0.0	-67.1
その他の営業収益	Other Operating Revenue	5,130	6.9	6,949	6.8	35.5	7,179	5.9	3.3
償却債権回収額	Bad Debt Recovery	1,684	2.3	2,311	2.3	37.2	2,689	2.2	16.4
その他の業務収入	Other	3,445	4.7	4,638	4.5	34.6	4,490	3.7	-3.2
営業費用	Operating Expenses	72,079	97.4	94,534	92.3	31.2	107,416	88.6	13.6
金融費用	Financial Expenses	3,423	4.6	5,592	5.5	63.4	9,818	8.1	75.6
貸倒関連費用	Credit Cost	17,397	23.5	35,809	35.0	105.8	35,967	29.7	0.4
その他の営業費用	Other Operating Expenses(SG&A)	51,258	69.3	53,132	51.9	3.7	61,630	50.8	16.0
広告宣伝費	Advertising Expenses	4,583	6.2	4,770	4.7	4.1	5,500	4.5	15.3
人件費	Salaries	14,969	20.2	15,322	15.0	2.4	16,596	13.7	8.3
その他	Other	31,706	42.8	33,040	32.3	4.2	39,533	32.6	19.7
販売費	Sales Cost	11,187	15.1	13,863	13.5	23.9	17,298	14.3	24.8
ｼｽﾃﾑ費	System Cost	8,764	11.8	9,546	9.3	8.9	11,428	9.4	19.7
施設費	Rent Cost	4,826	6.5	3,800	3.7	-21.3	4,038	3.3	6.3
管理費	Admin Cost	6,927	9.4	5,828	5.7	-15.9	6,767	5.6	16.1
営業利益	Operating Income	1,933	2.6	7,858	7.7	306.5	13,841	11.4	76.1
営業外利益	Non-operating Income	505	0.7	343	0.3	-32.1	207	0.2	-39.7
営業外費用	Non-operating Expenses	33	0.0	153	0.1	363.6	48	0.0	-68.6
経常利益	Ordinary Income	2,404	3.2	8,048	7.9	234.8	14,000	11.5	74.0
特別利益	Extraordinary Income	1,375	1.9	210	0.2	-84.7	8	0.0	-96.2
特別損失	Extraordinary Losses	233	0.3	2,943	2.9	1163.1	60	0.0	-98.0
税引前利益	Income before Income Taxes	3,547	4.8	5,314	5.2	49.8	13,947	11.5	162.5
法人税・住民税及び事業税	Income Taxes	98	0.1	164	0.2	67.3	191	0.2	16.5
法人税等調整額	Effect of a Tax Consequences	-7,459	10.1	-3,999	-3.9	-46.4	-2,844	-2.3	-28.9
当期純利益	Net Income	10,908	14.7	9,149	8.9	-16.1	16,599	13.7	81.4

14. ライフ資金調達の状況 (Review of Funding / LIFE)

営業債権ベース(Managed Asset Basis) / 会計ベース(On-Balance)

(1)形態別調達金額 (Amount of Borrowings by Type of Lender)

(百万円/¥ Million)

年/決算月(Fiscal Year)		01/3	構成比(%)	02/3	構成比(%)	03/3	構成比(%)	2004/3(E)	構成比(%)	会計ベース 03/3	構成比(%)
借入金	Borrowings	82,960	23.3	162,538	39.9	221,161	46.2	298,484	50.5	221,161	99.8
長期信用銀行	Long-Term Credit Banks	-	-	9,168	2.2	14,349	3.0	-	-	14,349	6.5
信託銀行	Trust Banks	-	-	10,068	2.5	15,049	3.1	-	-	15,049	6.8
地方銀行・第二地方銀行	Regional Banks	-	-	4,334	1.1	14,466	3.0	-	-	14,466	6.5
系統金融機関	Cooperative Financial Ins.	-	-	4,170	1.0	12,010	2.5	-	-	12,010	5.4
生命保険会社	Life Insurance	-	-	-	-	2,128	0.4	-	-	2,128	1.0
損害保険会社	Non-Life Insurance	-	-	838	0.2	1,014	0.2	-	-	1,014	0.5
その他	Other	4,960	1.4	23,960	5.9	39,145	8.2	-	-	39,145	17.7
シンジケートローン	Syndicated Loan	-	-	-	-	9,000	1.9	-	-	9,000	4.1
アイフル	AIFUL	78,000	21.9	110,000	27.0	114,000	23.8	-	-	114,000	51.4
直接	CP and Bonds	273,000	76.7	245,000	60.1	257,892	53.8	293,059	49.5	500	0.2
ABS	ABS	-	-	245,000	60.1	257,391	53.7	-	-	-	-
CP	CP	-	-	-	-	500	0.1	-	-	500	0.2
ノンリコースローン	Non Recource Loan	273,000	76.7	-	-	-	-	-	-	-	-
合 計	Total	355,960	100.0	407,538	100.0	479,053	100.0	591,543	100.0	221,661	100.0

(2)長期・短期別調達金額 (Short and Long-term Borrowings)

(百万円/¥ Million)

年/決算月(Fiscal Year)		01/3	構成比(%)	02/3	構成比(%)	03/3	構成比(%)	2004/3(E)	構成比(%)	会計ベース 03/3	構成比(%)
短期調達	Short-term Borrowings	4,960	1.4	20,210	5.0	37,260	7.8	41,622	7.0	37,260	16.8
短期借入	Borrowings	4,960	1.4	20,210	5.0	36,760	7.7	-	-	36,760	16.6
CP	CP	-	-	-	-	500	0.1	-	-	500	0.2
長期調達	Long-term Borrowings	351,000	98.6	387,328	95.0	441,793	92.2	549,921	93.0	184,401	83.2
固定金利借入	Fixed Rate	-	-	-	-	4,219	0.9	-	-	4,219	1.9
変動金利借入	Floating Rate	78,000	21.9	142,328	34.9	180,182	37.6	-	-	180,182	81.3
証券化	ABS (Fixed Bond)	-	-	14,600	3.6	38,520	8.0	-	-	-	-
証券化	ABS (Floating Bond)	273,000	76.7	230,400	56.5	218,871	45.7	-	-	-	-
ABS	ABS	-	-	230,400	56.5	218,871	45.7	-	-	-	-
キャップ	With Cap	-	-	230,400	56.5	218,871	45.7	-	-	-	-
ノンリコースローン	Non Recource Loan	273,000	76.7	-	-	-	-	-	-	-	-
合 計	Total	355,960	100.0	407,538	100.0	479,053	100.0	591,543	100.0	221,661	100.0

※開始年月日が未到来のキャップ・スワップはございません。

(3)調達金利 (Funding Cost)

(%)

年/決算月(Fiscal Year)		01/3	02/3	03/3	2004/3(E)
調達金利	Funding Cost	3.81	1.37	1.37	1.57
直接	Direct.	4.10	0.63	0.70	0.87
間接	Indirect	2.87	2.48	2.14	2.32

※調達金利＝末約定ベース平均表面金利　※Funding Cost = Interest Rate／Average Borrowing

《参考》

(%)

長期プライムレート	Long term prime rate	1.90	2.30	1.50	1.70

注3: ライフのデータのうち、「営業債権ベース」と記されている数値につきましては、債権流動化により会計上はバランスシートから落ちている営業債権をも含めた、「社内管理用の参考数値」です。

Note 3: The data currently described as "Managed asset basis" among the data of a Life is the pro forma amount in which the accounts top also included the operating assets excepted from balance sheet by securitization.

15. ライフ顧客属性 *(Customer Profile / LIFE)*

(1)クレジットカード *(Credit Card)*

1)性別 *(Sex)*

(千件/ *Thousand*)

	年/決算月 *(Fiscal Year)*	03/3	構成比(%)
新規顧客 *(New Accounts)*	男　性 *(Male)*	1,244	60.2
	女　性 *(Female)*	823	39.8
	合　計 *(Total)*	2,068	100.0
既存顧客 *(Existing Accounts)*	男　性 *(Male)*	5,454	55.8
	女　性 *(Female)*	4,324	44.2
	合　計 *(Total)*	9,778	100.0

※有効会員は、該当月末日までに決裁した契約で、翌月15日時点のカード契約状態が"正常""更新保留""更新停止""一時停止"の会員数を示します。
ただし、管理センターへ移管されたものは対象としていません。

2)年齢別 *(Age)*

(千件/ *Thousand*)

	年/決算月 *(Fiscal Year)*	03/3	構成比(%)
新規顧客 *(New Accounts)*	～19 (才/ *Age*)	5	0.3
	20 ～ 29	238	11.5
	30 ～ 39	371	17.9
	40 ～ 49	445	21.5
	50 ～ 59	513	24.8
	60 ～	496	24.0
	合　計 *(Total)*	2,068	100.0
既存顧客 *(Existing Accounts)*	～19 (才/ *Age*)	6	0.1
	20 ～ 29	1,026	10.5
	30 ～ 39	2,156	22.0
	40 ～ 49	2,274	23.3
	50 ～ 59	2,351	24.0
	60 ～	1,966	20.1
	合　計 *(Total)*	9,778	100.0

(2)ライフキャッシュプラザ *(LIFE Cash Plaza)*

1)性別 *(Sex)*

(千件/ *Thousand*)

	年/決算月 *(Fiscal Year)*	03/3	構成比(%)
新規顧客 *(New Accounts)*	男　性 *(Male)*	53	57.6
	女　性 *(Female)*	39	42.4
	合　計 *(Total)*	92	100.0
既存顧客 *(Existing Accounts)*	男　性 *(Male)*	163	55.3
	女　性 *(Female)*	132	44.7
	合　計 *(Total)*	295	100.0

2)年齢別 *(Age)*

(千件/ *Thousand*)

	年/決算月 *(Fiscal Year)*	03/3	構成比(%)
新規顧客 *(New Accounts)*	20 ～ 29 (才/ *Age*)	19	20.4
	30 ～ 39	25	27.5
	40 ～ 49	23	24.6
	50 ～ 59	18	19.8
	60 ～	7	7.6
	合　計 *(Total)*	92	100.0
既存顧客 *(Existing Accounts)*	20 ～ 29 (才/ *Age*)	37	12.5
	30 ～ 39	84	28.5
	40 ～ 49	76	25.7
	50 ～ 59	70	23.6
	60 ～	28	9.6
	合　計 *(Total)*	295	100.0

16. ライフ貸倒&不良債権 *(Credit Cost & NPL's / LIFE)*

営業債権ベース*(Managed Asset Basis)*

（百万円/¥ *Million*）

		02/3			03/3			2004/3*(E)*		
		償却金額	債権残高	償却率(%)	償却金額	債権残高	償却率(%)	償却金額	債権残高	償却率(%)
合計	*Total*	24,161	612,510	3.94	30,190	676,093	4.47	32,956	788,572	4.18
カード	*Card*	8,167	221,652	3.68	11,025	256,280	4.30	12,978	303,342	4.28
総合斡旋	*Shopping*	2,334	61,514	3.79	2,337	64,070	3.65	2,323	80,570	2.88
キャッシング	*Cashing*	5,833	160,138	3.64	8,688	192,210	4.52	10,655	222,772	4.78
個品斡旋	*Installment Sales Finance*	5,308	146,579	3.62	5,229	170,856	3.06	5,544	213,781	2.59
ﾗｲﾌｷｬｯｼｭﾌﾟﾗｻﾞ	*Loan Card (Life Play Card)*	3,949	89,560	4.41	6,432	117,647	5.47	8,426	149,530	5.63
信用保証	*Guarantee*	4,527	102,314	4.42	3,133	85,206	3.68	2,575	81,605	3.16
住宅	*Home Loan*	1,368	51,622	2.65	2,055	45,542	4.51	1,200	39,941	3.00
その他	*Other*	842	783	107.54	2,316	562	412.09	2,233	373	598.77

※その他には、カード事故や加盟店未清算の償却を含んでおります。

17. ライフ利回り *(Average Yield / LIFE)*

営業債権ベース*(Managed Asset Basis)*

(%)

		02/3		03/3		2004/3 *(E)*	
			増減率(yoy%)		増減率(yoy%)		増減率(yoy%)
合計	*Total*	12.2	–	15.0	*2.8*	15.9	*0.9*
割賦売掛金収益	*Installment Receivable*	8.5	–	10.0	*1.5*	10.4	*0.4*
ｸﾚｼﾞｯﾄｶｰﾄﾞ(ｼｮｯﾋﾟﾝｸﾞ)	*Credit Card Shopping*	11.5	–	12.7	*1.1*	13.2	*0.5*
信販事業(個品)	*Installment Sales Finance*	7.1	–	8.9	*1.8*	9.3	*0.4*
営業貸付収益	*Loans (Cash Advance)*	23.0	–	24.8	*1.8*	24.5	*-0.3*
ｶｰﾄﾞｷｬｯｼﾝｸﾞ	*with Credit Card*	22.1	–	24.0	*2.0*	23.8	*-0.2*
ｷｬｯｼｭﾌﾟﾗｻﾞ	*with Loan Card (Life Play Card)*	25.1	–	26.3	*1.1*	25.7	*-0.6*
信用保証	*Guarantee*	2.5	–	2.8	*0.4*	3.6	*0.7*

注3: ライフのデータのうち、「営業債権ベース」と記されている数値につきましては、債権流動化により会計上はバランスシートから落ちている営業債権をも含めた、「社内管理用の参考数値」です。

Note 3: The data currently described as "Managed asset basis" among the data of a Life is the pro forma amount in which the accounts top also included the operating assets excepted from balance sheet by securitization.

18. その他グループ会社営業指標 *(Review of Operation / Other Group)*

(1)ハッピークレジット *(Happy Credit / Acquisition : June 2000)*

年/決算月 *(Fiscal Year)*				01/3	増減率(yoy%)	02/3	増減率(yoy%)	03/3	増減率(yoy%)	2004/3 *(E)*	増減率(yoy%)
営業貸付金残高	(百万円)	*Loans Outstanding*	*(¥ Million)*	27,106	22.7	32,428	19.6	31,587	-2.6	30,098	-4.7
口座数	(千件)	*Customer Accounts*	*(Thousand)*	87	13.0	105	20.8	105	-0.2	96	-8.6
一口座当たり残高	(千円)	*Per Account*	*(¥ Thousand)*	309	8.5	306	-0.9	299	-2.4	310	3.7
新規顧客件数	(千件)	*New Accounts*	*(Thousand)*	26	-	37	40.2	26	-30.1	22	-15.4
平均名目金利	(%)	*Average interest rate*	*(%)*	30.1	*-3.9*	29.5	*-0.5*	29.4	*-0.2*	29.3	*-0.1*
貸倒償却率	(%)	*Write off Ratio*	*(%)*	6.1	-	8.1	*2.0*	14.1	*5.9*	13.6	*-0.5*
営業店舗数	(店)	*Loan Business Branches*		56	*-6*	58	*2*	57	*-1*	57	*0*
有人店舗		*Staffed*		35	*-6*	36	*1*	33	*-3*	33	*0*
無人店舗		*Unstaffed*		21	*0*	22	*1*	24	*2*	24	*0*
社員数	(人)	*Number of Employees*		179	*-20*	156	*-23*	168	*12*	169	*1*

注） 斜体数値は増減数　　Notes: Italic Font = Increase or Decrease

(2)信和 *(Sinwa / Acquisition : June 2000)*

年/決算月 *(Fiscal Year)*				01/3	増減率(yoy%)	02/3	増減率(yoy%)	03/3	増減率(yoy%)	2004/3 *(E)*	増減率(yoy%)
営業貸付金残高		*Loans Outstanding*	*(¥ Million)*	16,861	22.9	21,169	25.5	22,263	5.2	21,500	-3.4
口座数	(千件)	*Customer Accounts*	*(Thousand)*	47	14.5	57	22.5	63	9.5	59	-6.3
一口座当たり残高	(千円)	*Per Account*	*(¥ Thousand)*	357	7.3	366	2.5	352	-4.0	359	2.0
新規顧客件数	(千件)	*New Accounts*	*(Thousand)*	11	-	19	73.7	19	0.0	13	-31.6
平均名目金利	(%)	*Average interest rate*	*(%)*	29.3	*-4.9*	28.9	*-0.4*	29.0	*0.1*	29.0	*0.0*
貸倒償却率	(%)	*Write off Ratio*	*(%)*	3.1	*-2.1*	5.6	*2.5*	11.2	*5.6*	13.5	*2.3*
営業店舗数	(店)	*Loan Business Branches*		35	*1*	35	*0*	35	*0*	32	*-3*
有人店舗		*Staffed*		10	*0*	11	*1*	11	*0*	11	*0*
無人店舗		*Unstaffed*		25	*1*	24	*-1*	24	*0*	21	*-3*
社員数	(人)	*Number of Employees*		74	*6*	62	*-12*	70	*8*	70	*0*

注） 斜体数値は増減数　　Notes: Italic Font = Increase or Decrease

(3)山陽信販 *(Sanyo Shinpan / Acquisition : June 2001)*

年/決算月 *(Fiscal Year)*				01/3	増減率(b/a%)	02/3	増減率(yoy%)	03/3	増減率(yoy%)	2004/3 *(E)*	増減率(yoy%)
残高	(百万円)	*Balance*	*(¥ Million)*	10,841	-	11,390	5.1	11,867	4.2	12,233	3.1
営業貸付金		*Loans Outstanding*		7,375	-	9,646	30.8	11,187	16.0	11,937	6.7
割賦売掛金		*Installment Receivable*		3,461	-	1,740	-49.7	677	-61.1	293	-56.7
信用保証売掛金		*Guarantee*		4	-	2	-39.2	2	-11.0	2	0.0
口座数	(千件)	*Customer Accounts*	*(Thousand)*	24	-	26	8.4	27	3.8	27	0.0
一口座当たり残高 ※1	(千円)	*Per Account ※1*	*(¥ Thousand)*	297	-	358	20.6	400	11.7	418	4.5
新規顧客件数	(千件)	*New Accounts*	*(Thousand)*	-	-	5	-	6	27.9	5	-16.7
平均名目金利 ※2	(%)	*Average interest rate ※2*	*(%)*	-	-	-	-	27.9	-	28.5	*0.6*
貸倒償却率	(%)	*Write off Ratio*	*(%)*	10.0	-	4.7	*-5.2*	6.7	*1.9*	6.6	*-0.1*
営業店舗数	(店)	*Loan Business Branches*		22	-	20	*-2*	18	*-2*	18	*0*
有人店舗		*Staffed*		9	-	7	*-2*	6	*-1*	6	*0*
無人店舗		*Unstaffed*		13	-	13	*0*	12	*-1*	12	*0*
社員数	(人)	*Number of Employees*		79	-	75	*-4*	64	*-11*	66	*2*

注） 斜体数値は増減数　　Notes: Italic Font = Increase or Decrease
※1 営業貸付金／口座数　　※1 Loans Outstanding / Customer Account
※2 JOYのみの平均名目金利　　※2 Only JOY

18. その他グループ会社営業指標 *(Review of Operation / Other Group)*

(4)ビジネクスト*(Businext / JV with Sumitomo Trust & Banking started April 2001)*

年/決算月 *(Fiscal Year)*				02/3	増減率(yoy%)	03/3	増減率(yoy%)	2004/3 *(E)*	増減率(yoy%)
営業貸付金残高	(百万円)	*Loans Outstanding*	*(¥ Million)*	8,116	-	15,397	89.7	28,614	85.8
口座数	(千件)	*Customer Accounts*	*(Thousand)*	5	-	12	130.3	22	83.3
一口座当たり残高	(千円)	*Per Account*	*(¥ Thousand)*	1,449	-	1,194	-17.6	1,258	5.4
新規顧客件数	(千件)	*New Accounts*	*(Thousand)*	4	-	8	78.3	12	50.0
平均名目金利	(%)	*Average interest rate*	*(%)*	15.5	-	15.4	*-0.1*	15.3	*-0.1*
貸倒償却率	(%)	*Write off Ratio*	*(%)*	1.1	-	2.6	*1.5*	3.3	*0.7*
営業店舗数	(店)	*Loan Business Branches*		2	-	3	*1*	2	*-1*
有人店舗		*Staffed*		2	-	3	*1*	2	*-1*
無人店舗		*Unstaffed*		-	-	-	-	-	-
社員数	(人)	*Number of Employees*		47	-	47	*0*	52	*5*

注） 斜体数値は増減数　　Notes: Italic Font = Increase or Decrease

(5)シティズ*(City's / Acquisition : Oct 2002)*

年/決算月 *(Fiscal Year)*				02/3	増減率(yoy%)	03/3	増減率(yoy%)	2004/3 *(E)*	増減率(yoy%)
営業貸付金残高	(百万円)	*Loans Outstanding*	*(¥ Million)*	-	-	29,176	-	35,704	22.4
口座数	(千件)	*Customer Accounts*	*(Thousand)*	-	-	15	-	16	6.7
一口座当たり残高	(千円)	*Per Account*	*(¥ Thousand)*	-	-	1,908	-	2,073	8.6
新規顧客件数	(千件)	*New Accounts*	*(Thousand)*	-	-	2	-	7	250.0
平均名目金利	(%)	*Average interest rate*	*(%)*	-	-	26.2	-	28.1	*1.9*
貸倒償却率	(%)	*Write off Ratio*	*(%)*	-	-	5.0	-	3.5	*-1.5*
営業店舗数	(店)	*Loan Business Branches*		-	-	37	-	36	*-1*
有人店舗		*Staffed*		-	-	37	-	36	*-1*
無人店舗		*Unstaffed*		-	-	-	-	-	-
社員数	(人)	*Number of Employees*		-	-	461	-	520	*59*

注） 斜体数値は増減数　　Notes: Italic Font = Increase or Decrease

19. その他グループ会社損益の内訳 *(Revenue and Expenses / Other Group)*

(1)ハッピークレジット *(Happy Credit / Acquisition : June 2000)*

(百万円/¥ *Million*)

年/決算月 *(Fiscal Year)*		01/3 ※1	営業収益比 (%)	02/3	営業収益比 (%)	増減率 ※	03/3	営業収益比 (%)	増減率 (yoy%)	2004/3 *(E)*	営業収益比 (%)	増減率 (yoy%)
営業収益	*Operating Revenue*	6,089	100.0	7,987	100.0	31.2	8,507	100.0	6.5	7,957	100.0	-6.5
営業貸付金利息	*Interest Income*	5,934	97.5	7,793	97.6	31.3	8,347	98.1	7.1	7,741	97.3	-7.3
その他	*Other*	155	2.5	194	2.4	25.2	160	1.9	-17.5	216	2.7	35.0
営業費用	*Operating Expenses*	6,584	108.1	7,439	93.1	13.0	8,482	99.7	14.0	7,555	94.9	-10.9
金融費用	*Financial Expenses*	600	9.9	761	9.5	26.8	840	9.9	10.4	763	9.6	-9.2
広告宣伝費	*Advertising Expenses*	310	5.1	498	6.2	60.6	329	3.9	-33.9	310	3.9	-5.8
貸倒費用	*Credit Cost*	3,682	60.5	3,984	49.9	8.2	4,971	58.4	24.8	4,024	50.6	-19.1
人件費	*Salaries*	927	15.2	1,030	12.9	11.1	1,045	12.3	1.5	1,236	15.5	18.3
その他	*Other*	1,062	17.4	1,165	14.6	9.7	1,295	15.2	11.2	1,220	15.3	-5.8
営業利益	*Operating Income*	-495	-8.1	547	6.8	-210.5	25	0.3	-95.4	401	5.0	1,504.0
営業外収益	*Non-operating Income*	7	0.1	3	0.0	-57.1	10	0.1	154.9	23	0.3	130.0
営業外費用	*Non-operating Expenses*	0	0.0	3	0.0	650.0	9	0.1	184.6	0	0.0	-100.0
経常利益	*Ordinary Income*	-488	-8.0	548	6.9	-212.3	26	0.3	-95.2	425	5.3	1,534.6
特別利益	*Extraordinary Income*	0	0.0	-	-	-	-	-	-	-	-	-
特別損失	*Extraordinary Losses*	0	0.0	99	1.2	-	4	0.1	-95.1	0	0.0	-100.0
税引前利益	*Income before Income Taxes*	-488	-8.0	449	5.6	-192.0	21	0.2	-95.3	425	5.3	1,923.8
法人税·住民税及び事業税	*Income Taxes*	746	12.3	440	5.5	-41.0	1	0.0	-99.7	1	0.0	0.0
法人税等調整額	*Effect of a Tax Consequences*	-870	-14.3	-143	-1.8	-116.4	10	0.1	-107.3	178	2.2	1,680.0
当期純利益	*Net Income*	-363	-6.0	152	1.9	-141.9	9	0.1	-93.9	245	3.1	2,622.2

※2000年6月1日より連結子会社となったため、4月1日～5月31日までの実績は含まない6月以降の実績との比較

(2)信和 *(Sinwa / Acquisition : June 2000)*

(百万円/¥ *Million*)

年/決算月 *(Fiscal Year)*		01/3 ※1	営業収益比 (%)	02/3	営業収益比 (%)	増減率 ※	03/3	営業収益比 (%)	増減率 (yoy%)	2004/3 *(E)*	営業収益比 (%)	増減率 (yoy%)
営業収益	*Operating Revenue*	3,752	100.0	5,249	100.0	39.9	5,949	100.0	13.3	5,638	100.0	-5.2
営業貸付金利息	*Interest Income*	3,721	99.2	5,204	99.1	39.9	5,913	99.4	13.6	5,599	99.3	-5.3
その他	*Other*	30	0.8	45	0.9	50.0	35	0.6	-20.6	39	0.7	11.4
営業費用	*Operating Expenses*	2,513	67.0	4,342	82.7	72.8	5,827	98.0	34.2	5,253	93.2	-9.9
金融費用	*Financial Expenses*	355	9.5	364	6.9	2.5	435	7.3	19.6	401	7.1	-7.8
広告宣伝費	*Advertising Expenses*	299	8.0	416	7.9	39.1	345	5.8	-17.0	360	6.4	4.3
貸倒費用	*Credit Cost*	735	19.6	2,133	40.6	190.2	3,637	61.1	70.4	2,985	52.9	-17.9
人件費	*Salaries*	416	11.1	486	9.3	16.8	508	8.5	4.4	575	10.2	13.2
その他	*Other*	707	18.8	941	17.9	33.1	900	15.1	-4.3	930	16.5	3.3
営業利益	*Operating Income*	1,238	33.0	907	17.3	-26.7	121	2.0	-86.6	385	6.8	218.2
営業外収益	*Non-operating Income*	40	1.1	21	0.4	-47.5	20	0.3	-6.9	45	0.8	125.0
営業外費用	*Non-operating Expenses*	74	2.0	15	0.3	-79.7	23	0.4	55.2	25	0.4	8.7
経常利益	*Ordinary Income*	1,203	32.1	913	17.4	-24.1	118	2.0	-87.0	406	7.2	244.1
特別利益	*Extraordinary Income*	1	0.0	49	0.9	4,800.0	13	0.2	-73.7	0	0.0	-100.0
特別損失	*Extraordinary Losses*	63	1.7	208	4.0	230.2	3	0.1	-98.4	72	1.3	2,300.0
税引前利益	*Income before Income Taxes*	1,141	30.4	754	14.4	-33.9	128	2.2	-83.0	333	5.9	160.2
法人税·住民税及び事業税	*Income Taxes*	446	11.9	740	14.1	65.9	496	8.3	-33.0	2	0.0	-99.6
法人税等調整額	*Effect of a Tax Consequences*	86	2.3	-333	-6.3	287.2	-371	-6.3	11.5	159	2.8	-142.9
当期純利益	*Net Income*	609	16.2	347	6.6	-43.0	3	0.1	-98.9	171	3.0	5,600.0

※2000年6月1日より連結子会社となったため、4月1日～5月31日までの実績は含まない6月以降の実績との比較

19. その他グループ会社損益の内訳 *(Revenue and Expenses / Other Group)*

(3)山陽信販 *(Sanyo Shinpan / Acquisition : June 2001)*

(百万円/¥ *Million*)

年/決算月 *(Fiscal Year)*		02/3 金額	営業収益比 (%)	03/3 金額	営業収益比 (%)	増減率 (yoy%)	2004/3 *(E)* 金額	営業収益比 (%)	増減率 (yoy%)
営業収益	*Operating Revenue*	2,361	100.0	2,837	100.0	20.2	2,994	100.0	5.5
貸付金利息	*Interest Income*	2,341	99.2	2,809	99.0	20.0	2,964	99.0	5.5
割賦売掛金	*Installment Receivable*	303	12.8	121	4.3	-59.9	45	1.5	-62.8
営業貸付金	*Loans (Cash Advance)*	2,038	86.3	2,687	94.7	31.8	2,918	97.5	8.6
信用保証売掛金	*Guarantee*	0	0.0	0	0.0	-20.9	0	0.0	-
その他の金融収益	*Other Financial Revenue*	0	0.0	0	0.0	-87.3	0	0.0	-
その他の営業収益	*Other Operating Revenue*	19	0.8	28	1.0	44.6	30	1.0	7.1
営業費用	*Operating Expenses*	2,448	103.7	2,577	90.8	5.3	2,576	86.0	-0.0
金融費用	*Financial Expenses*	285	12.1	283	10.0	-0.6	282	9.4	-0.4
広告宣伝費	*Advertising Expenses*	211	8.9	206	7.3	-2.3	240	8.0	16.5
貸倒関連費用	*Credit Cost*	752	31.9	1,059	37.3	40.8	998	33.3	-5.8
人件費	*Salaries*	504	21.3	439	15.5	-12.9	439	14.7	0.0
その他	*Other*	694	29.4	588	20.7	-15.3	615	20.5	4.6
営業利益	*Operating Income*	-86	-3.6	260	9.2	400.2	417	13.9	60.4
営業外収益	*Non-operating Income*	13	0.6	6	0.2	-56.0	1	0.0	-83.3
営業外費用	*Non-operating Expenses*	6	0.3	7	0.2	10.3	16	0.5	128.6
経常利益	*Ordinary Income*	-79	-3.3	259	9.1	426.2	402	13.4	55.2
特別利益	*Extraordinary Income*	0	0.0	-	-	-	-	-	-
特別損失	*Extraordinary Losses*	584	24.7	3	0.1	-99.4	0	0.0	-100.0
税引前利益	*Income before Income Taxes*	-663	-28.1	255	9.0	138.6	402	13.4	57.6
法人税·住民税及び事業税	*Income Taxes*	1	0.0	56	2.0	4,382.8	109	3.6	94.6
法人税等調整額	*Effect of a Tax Consequences*	-275	-75.1	105	3.7	-138.2	51	1.7	-51.4
当期純利益	*Net Income*	-389	-16.5	93	3.3	124.1	241	8.0	159.1

(4)ビジネクスト *(Businext / JV with Sumitomo Trust & Banking started April 2001)*

(百万円/¥ *Million*)

年/決算月 *(Fiscal Year)*		02/3	営業収益比 (%)	03/3	営業収益比 (%)	増減率 (yoy%)	2004/3 *(E)*	営業収益比 (%)	増減率 (yoy%)
営業収益	*Operating Revenue*	366	100.0	1,749	100.0	377.6	3,358	100.0	92.0
営業貸付金利息	*Interest Income*	366	100.0	1,748	99.9	377.6	3,325	99.0	90.2
その他	*Other*	0	0.0	1	0.1	433.6	32	1.0	3,100.0
営業費用	*Operating Expenses*	3,037	829.8	2,341	133.8	-22.9	3,518	104.8	50.3
金融費用	*Financial Expenses*	29	7.9	232	13.3	699.0	425	12.7	83.2
広告宣伝費	*Advertising Expenses*	1,860	508.2	698	39.9	-62.5	691	20.6	-1.0
貸倒費用	*Credit Cost*	378	103.3	423	24.2	11.9	1,242	37.0	193.6
人件費	*Salaries*	297	81.1	381	21.8	28.3	454	13.5	19.2
その他	*Other*	472	129.0	605	34.6	28.3	704	21.0	16.4
営業利益	*Operating Income*	-2,671	-729.8	-591	-33.8	77.9	-159	-4.7	73.1
営業外収益	*Non-operating Income*	75	20.5	5	0.3	-92.6	15	0.4	200.0
営業外費用	*Non-operating Expenses*	0	0.0	4	0.2	44,477.8	25	0.7	525.0
経常利益	*Ordinary Income*	-2,595	-709.0	-589	-33.7	77.3	-170	-5.1	71.1
特別利益	*Extraordinary Income*	-	-	-	-	-	-	-	-
特別損失	*Extraordinary Losses*	-	-	8	0.5	-	0	0.0	-100.0
税引前利益	*Income before Income Taxes*	-2,595	-709.0	-597	-34.2	77.0	-170	-5.1	71.5
法人税·住民税及び事業税	*Income Taxes*	5	1.4	3	0.2	-26.8	3	0.1	0.0
法人税等調整額	*Effect of a Tax Consequences*	-	-	-	-	-	-	-	-
当期純利益	*Net Income*	-2,600	-710.4	-601	-34.4	76.9	-173	-5.2	71.2

19. その他グループ会社損益の内訳 *(Revenue and Expenses / Other Group)*

(5)シティズ*(City's / Acquisition : Oct 2002)*

(百万円/¥ *Million*)

年/決算月	*(Fiscal Year)*	03/3		2004/3 *(E)*		
			営業収益比 (%)		営業収益比 (%)	増減率 (yoy%)
営業収益	*Operating Revenue*	3,470	100.0	8,029	100.0	131.4
営業貸付金利息	*Interest Income*	3,463	99.8	7,880	98.1	127.5
その他	*Other*	6	0.2	149	1.9	2,383.3
営業費用	*Operating Expenses*	3,956	114.0	6,965	86.7	76.1
金融費用	*Financial Expenses*	274	7.9	429	5.3	56.6
広告宣伝費	*Advertising Expenses*	19	0.6	107	1.3	463.2
貸倒費用	*Credit Cost*	1,853	53.4	1,753	21.8	-5.4
人件費	*Salaries*	1,211	34.9	3,139	39.1	159.2
その他	*Other*	597	17.2	1,535	19.1	157.1
営業利益	*Operating Income*	-486	-14.0	1,064	13.3	318.9
営業外収益	*Non-operating Income*	14	0.4	10	0.1	-28.6
営業外費用	*Non-operating Expenses*	32	0.9	19	0.2	-40.6
経常利益	*Ordinary Income*	-503	-14.5	1,054	13.1	309.5
特別利益	*Extraordinary Income*	3	0.1	0	0.0	-100.0
特別損失	*Extraordinary Losses*	4	0.1	0	0.0	-100.0
税引前利益	*Income before Income Taxes*	-504	-14.5	1,054	13.1	309.1
法人税·住民税及び事業税	*Income Taxes*	7	0.2	73	0.9	942.9
法人税等調整額	*Effect of a Tax Consequences*	-212	-6.1	422	5.3	-299.1
当期純利益	*Net Income*	-299	-8.6	558	6.9	286.6

※03/3期実績は、2002年10月1日より連結子会社となったため、半期分のみの実績。

20. 消費者金融業界動向 *(Overview of Consumer Credit Industry)*

(1)形態別主要会社の貸付上限金利
(Maximum Interest Rates of Unsecured Loans in the Competitive Sectors)

業態 Type of Companies	会社名 Company Name		キャッシング Cashing
消費者金融 Consumer Credit	アイフル	AIFUL	28.835
	武富士	Takefuji	27.375
	アコム	Acom	27.375
	プロミス	Promise	25.550
信販 Shinpan (Sales Finance) Companies	ライフ	Life	29.200
	日本信販	Nippon Shinpan	26.280
	オリコ	Orico	27.600
	ジャックス	Jaccs	18.000
	アプラス	Aplus	29.160
	セントラルファイナンス	Central Finance	28.800
流通系 Distributor - affiliated Credit Card Companies	クレディセゾン	Credit Saison	26.000
	ダイエーオーエムシー	Daiei OMC	28.800
	イオンクレジットサービス	Aeon Credit Service	25.600
銀行系 Bank - affiliated Credit Card Companies	ジェーシービー	JCB	27.800
	三井住友カード	Sumitomo Mitsui Card	27.800
	ユーシーカード	UC Card	27.800
	ディーシーカード	DC Card	27.800

注:金利は各社のホームページおよびヒアリングによる数値となっております。
Note: The interest rates are those as indicated on homepages of and obtained through consultations with each company.

(2)自己破産申請件数の推移
(Trend of Personal Bankruptcy in Japan)

○1997年～2002年12月推移*(Number of Petitions 1997-Dec 2002)*

暦年	件数	前年比
1997年	71,299 件	30.1%
1998年	103,803 件	26.2%
1999年	122,741 件	45.6%
2000年	139,281 件	18.2%
2001年	160,419 件	13.5%
2002年	214,633 件	33.8%
1月 Jan	11,983 件	60.9%
2月 Feb	15,524 件	40.0%
3月 Mar	17,312 件	32.1%
4月 Apr	17,899 件	44.8%
5月 May	17,739 件	39.6%
6月 Jun	17,274 件	25.4%
7月 Jul	20,472 件	49.1%
8月 Aug	16,902 件	24.9%
9月 Sep	17,586 件	31.5%
10月 Oct	20,597 件	28.0%
11月 Nov	19,445 件	22.2%
12月 Dec	21,900 件	26.7%

出所:最高裁判所 Source:Japanese Supreme Court

(3)形態別信用供与残高 *(Overall Balance of Consumer Credit in Japan)*

(億円/¥ 100Million)

	消費者信用市場 Consumer Credit Market	伸び率(yoy%)	販売信用(ショッピング) Credit Sales (Shopping)	伸び率(yoy%)	クレジットカード Credit Card	伸び率(yoy%)	個品割賦 Installment Credit	伸び率(yoy%)	消費者金融 Consumer Finance	伸び率(yoy%)	預貯金担保 Deposited Collateral	伸び率(yoy%)	消費者ローン計 Consumer Loans	伸び率(yoy%)	銀行等金融機関 Banks & Other Financial Institutions	伸び率(yoy%)	消費者金融会社 Consumer Finance Companies	伸び率(yoy%)	信販・カード会社 Credit Sales & Credit Card Companies	伸び率(yoy%)	その他 Other	伸び率(yoy%)
1992年	715,383	4.6	169,075	4.6	24,087	1.4	144,988	5.2	546,308	4.5	159,211	6.6	387,097	3.7	306,764	1.9	36,630	9.6	39,488	14.0	4,215	2.7
1993年	741,048	3.6	166,862	-1.3	22,254	-7.6	144,608	-0.3	574,186	5.1	194,009	21.9	380,177	-1.8	296,395	-3.4	39,970	9.1	39,631	0.4	4,181	-0.8
1994年	749,110	1.1	170,164	2.0	23,606	6.1	146,558	1.3	578,946	0.8	206,514	6.4	372,432	-2.0	283,765	-4.3	44,982	12.5	39,472	-0.4	4,213	0.8
1995年	748,005	-0.1	177,166	4.1	24,887	5.4	152,279	3.9	570,839	-1.4	198,822	-3.7	372,017	-0.1	272,482	-4.0	52,082	15.8	43,081	9.1	4,372	3.8
1996年	752,407	0.6	182,892	3.2	27,875	12.0	155,017	1.8	569,515	-0.2	195,480	-1.7	374,035	0.5	262,502	-3.7	59,634	14.5	47,293	9.8	4,606	5.4
1997年	743,335	-1.2	182,621	-0.1	28,927	3.8	153,694	-0.9	560,714	-1.5	187,847	-3.9	372,867	-0.3	251,897	-4.0	65,179	9.3	50,928	7.7	-	5.6
1998年	709,823	-4.5	171,535	-6.1	29,852	3.2	141,683	-7.8	538,288	-4.0	182,329	-2.9	355,959	-4.5	231,478	-8.1	71,371	9.5	48,188	-5.4	4,922	1.2
1999年	668,243	-5.9	163,518	-4.7	31,018	3.9	132,500	-6.5	504,725	-6.2	153,514	-15.8	351,211	-1.3	217,957	-5.8	78,586	10.1	49,763	1.8	4,905	-0.3
2000年	652,247	-2.4	159,639	-2.4	32,735	5.5	126,907	-4.2	492,608	-2.4	135,988	-11.4	356,620	1.5	210,091	-3.6	88,489	12.6	53,389	7.3	4,651	-5.2
2001年	635,927	-2.5	153,683	-3.7	33,649	2.8	120,034	-5.4	482,244	-2.1	123,727	-9.0	358,517	0.5	199,793	-4.9	96,918	9.5	56,652	6.1	5,154	10.8

出所:(社)日本クレジット産業協会「日本の消費者信用統計」(通商産業省産業政策局取引信用室監修)2003年版
Source:Japan Credit Industry Association,"Japan Consumer Credit Statistics 2003(Statistics by MITI Industrial Policy Bureau)"

EXHIBIT 3

(Brief Description)

June 2003

The 26th Business Report
"SHAREHOLDERS' COMMUNICATION"

This Business Report concerning the period from April 1, 2002 through March 31, 2003 (the "Business Report") was sent to the shareholders of AIFUL Corporation (the "Company") in June 2003.

The Business Report is not required to be prepared or made public under any rules or regulations in Japan; the Company, however, voluntarily prepares the Business Report, sends it to its shareholders and distributes it to its creditors, customers or analysts from time to time.

The information in the Business Report which is material to an investment decision is substantially contained in the Consolidated and Non-Consolidated Earnings Report (FY 2003) dated May 8, 2003 of the Company (see Exhibit 1).

EXHIBIT 4

(Brief Description)

June 27, 2003

Annual Securities Report

(Report pursuant to Article 24, Paragraph 1 of
the Securities and Exchange Law)

The 26th Fiscal Year
from April 1, 2002
to March 31, 2003

This Annual Securities Report concerning the fiscal year ended March 31, 2003 (hereinafter called the "Annual Securities Report") was, in accordance with the Japanese laws and regulations, filed on June 27, 2003 with the Director-General of Kanto Local Finance Bureau of the Ministry of Finance of Japan, and is made available for public inspection at the Tokyo Branch of AIFUL Corporation (the "Company") and at each of The Tokyo Stock Exchange and The Osaka Securities Exchange, on which the shares of common stock of the Company are listed.

It is required under the Japanese laws and regulations to include in the Annual Securities Report certain information concerning the Company on both consolidated and non-consolidated basis, including its financial position and results of operation, together with the consolidated and non-consolidated annual financial statements of the Company for the fiscal year ended March 31, 2003.

The information in the Annual Securities Report which is material to an investment decision is substantially contained in the Annual Report of the Company (see Exhibit 12) and/or the Consolidated and Non-Consolidated Earnings Report (FY2003) of the Company (see Exhibit 1).

EXHIBIT 5

(Brief Description in English)

Supplement to
the Shelf Registration Statement

AIFUL CORPORATION

(504043)

Supplement to Shelf Registration Statement dated May 13, 2003 relating to the Unsecured Straight Bonds-Thirty-sixth Series and Thirty-seventh Series (with special covenant of rating *pari passu* solely with the other series of bonds) (the "Supplement")

The Supplement is required to be filed with the authority under the Securities and Exchange Law when the Company proposes to issue or distribute through public offerings in Japan of the securities designated in the Shelf Registration Statement dated February 6, 2003 (the "Shelf Registration Statement"), including the Unsecured Straight Bonds-Thirty-sixth Series and -Thirty-seventh Series (with special covenant of rating *pari passu* solely with the other series of bonds), worth ¥10,000 million, respectively, of the aggregate principal amount thereof in such offerings.

The Shelf Registration Statement so supplemented by the Supplement contains or incorporates by reference the information concerning the terms and conditions of the public offerings of the Unsecured Straight Bonds-Thirty-sixth Series and -Thirty-seventh Series, and the information pertaining to the Company's business.

The information contained in the Supplement which is material to an investment decision is substantially contained in the news release dated May 13, 2003 (Exhibit 9).

EXHIBIT 6

(Brief Description in English)

Amendment to
the Shelf Registration Statement

AIFUL CORPORATION

(504043)

Amendment dated June 27, 2003 to the Shelf Registration Statement dated February 6, 2003 with respect to inclusion in the list of documents incorporated therein by reference to the Shelf Registration Statements

The Amendment was filed as referred to above in order to incorporate therein by reference to the Annual Securities Report for the 26th fiscal year filed on June 27, 2003 by amending the list of documents, contained in the Shelf Registration Statement dated February 6, 2003, which are incorporated therein by reference.

Note:

An amendment to a Shelf Registration Statement is required to be filed under the Securities and Exchange Law when a list of documents to be incorporated by reference in a Shelf Registration Statement is amended.

EXHIBIT 7

(Brief Description in English)

The Reports on Treasury Stock Purchase

AIFUL CORPORATION

(504043)

The Reports on Treasury Stock Purchase, each dated April 14, May 13 and June 10, 2003 (together, the "Reports") in connection with the open market purchase of treasury stock for the purpose of transfer to directors and employees (Note)

The Reports show that no treasury stock purchase has been made for the period from March 1, 2003 to May 31, 2003.

Note:

Under the Securities and Exchange Law, a report on treasury stock purchase is required to be filed with the authority in connection with the open market purchase of treasury stock of a listing company.

EXHIBIT 8

AIFUL Corporation
Press Release

April 17, 2003

AIFUL Names New Director

KYOTO – AIFUL Corporation hereby announces the following unofficial appointment of a new director.

New director

Name	New position	Current position
Tsuneo Sakai	Director Public Relations Department	Advisor Public Relations Department

Note: The foregoing unofficial appointment of a new director is subject to official appointment at the Annual General Meeting of Shareholders scheduled for June 26, 2003.

Profile of new director

Name	Career highlights		
Tsuneo Sakai (Born August 30, 1948)	April	1972	Joined Nippon Fudosan Bank, Ltd. (currently Aozora Bank, Ltd.)
	June	1995	General Manager, Capital Markets Group 1 at Nippon Credit Bank, Ltd. (currently Aozora Bank)
	June	1997	General Manager, Public Relations Department at Nippon Credit Bank
	February	1999	Fukuoka Branch Manager at Nippon Credit Bank
	June	2000	Executive Officer at Nippon Credit Bank
	August	2001	Representative Director at JABOC Co., Ltd.
	April	2003	Advisor Public Relations Department at AIFUL (current position)

AIFUL Corporation
Headquarters: 381-1 Takasagocho, Gojo Agaru, Karasumadori, Shimogyo-ku, Kyoto
President: Yoshitaka Fukuda
Stock code: 8515
Exchanges: TSE 1st Section; OSE 1st Section
Fiscal year: Ending March 31
Inquiries: Kenichi Kayama, General Manager, Public Relations Department
Telephone: (03) 3274-3560 (Public Relations)
(03) 3274-4561 (Investor

EXHIBIT 9

AIFUL PRESS RELEASE

AIFUL Corporation (8515)
381-1, Takasago-cho, Gojo-Agaru, Karasuma-Dori, Shimogyo-ku, Kyoto 600-8420, Japan
Mr. Yoshitaka Fukuda, President & CEO
Listings: Tokyo Stock Exchange First Section,
Osaka Stock Exchange First Section,
Fiscal year end: March 31
For information, contact: Mr. Kenichi Kayama
General Manager, Public Relations Department
Tel: 03-3274-3560

AIFUL Announce 36th, 37th Unsecured Straight Bond Issues

TOKYO, May 13 , 2003 - AIFUL Corporation announced its 36th · 37th unsecured straight bond issues. These bond issues are part of AIFUL's diversified plan for further improvements in financial position, and the continued strengthening of its overall financial health based on careful observation of market movements.

Issue name:	**AIFUL Corporation 36th Unsecured Bond** (Limited Inter-bond Pari Passu Clause)
Issue amount:	10billion yen
Interest rate:	1.25% per annum
Issue price:	100% of face value; face value equals 100 yen
Offering date:	May 13, 2003
Payment date:	May 28, 2003
Maturity date:	May 28, 2010 (7 year bond redeemable in lump sum at maturity)
Use of funds:	Operating loans
Lead underwriter:	Nikko Citigroup Limited
Trustees:	Aozora Bank, Ltd.
Rating:	Japan Credit Rating Agency (JCR) has rated the bonds A; Japan Rating and Investment Information, Inc. (R&I) has rated the bonds A- (A minus)

Issue name:	**AIFUL Corporation 37th Unsecured Bond** (Limited Inter-bond Pari Passu Clause)
Issue amount:	10billion yen
Interest rate:	1.74% per annum
Issue price:	100% of face value; face value equals 100 yen
Offering date:	May 13, 2003
Payment date:	May 28, 2003
Maturity date:	May 28, 2013 (10 year bond redeemable in lump sum at maturity)
Use of funds:	Operating loans
Lead underwriter:	Morgan Stanley Japan Limited
Trustees:	Sumitomo Trust & Banking Co., Ltd.

Rating:	Japan Credit Rating Agency (JCR) has rated the bonds A Japan Rating and Investment Information, Inc. (R&I) has rated the bonds A- (A minus)

EXHIBIT 10

AIFUL Corporation
Press Release

May 19, 2003

AIFUL Introduces One-Year Terms for Directors

KYOTO – AIFUL Corporation hereby announces that, at a meeting of its Board of Directors held May 19, 2003, a resolution was passed to introduce one-year terms for directors as of the 26th Annual General Meeting of Shareholders scheduled for June 26, 2003.

Reason for introducing one-year terms for directors

AIFUL is shortening the term of appointment for directors (Article 17 of the current Articles of Incorporation) to one year from the current two years in an effort to clarify management responsibility and establish an optimal management structure for responding to changes in the business environment.

Note: The foregoing change in appointment term is subject to approval at the Annual General Meeting of Shareholders scheduled for June 26, 2003.

AIFUL Corporation
Headquarters: 381-1 Takasagocho, Gojo Agaru, Karasumadori, Shimogyo-ku, Kyoto
President: Yoshitaka Fukuda
Stock code: 8515
Exchanges: TSE 1st Section; OSE 1st Section
Fiscal year: Ending March 31
Inquiries: Kenichi Kayama, General Manager, Public Relations Department
Telephone: (03) 3274-3560 (Public Relations)
(03) 3274-4561 (Investor Relations)

EXHIBIT 11

AIFUL Corporation
Press Release

May 19, 2003

AIFUL Authorizes Treasury Stock Purchase

KYOTO – AIFUL Corporation hereby announces that, at a meeting of its Board of Directors held May 19, 2003, a resolution was passed to discuss the purchase of treasury stock at the 26th Annual General Meeting of Shareholders scheduled for June 26, 2003 with a view to authorizing the purchase of treasury stock in accordance with Article 210 of the Commercial Code.

1. **Reason for acquiring authorization to purchase treasury stock from the General Meeting of Shareholders**

   AIFUL will acquire advance authorization to purchase treasury stock based on a resolution passed at this year's Annual General Meeting of Shareholders in order to facilitate the flexible execution of capital policies.

2. **Authorization details**

   (1) Type of stock to purchase AIFUL common stock

   (2) Number of shares to purchase Nine million shares (maximum) (Equivalent to 9.5% of shares outstanding)

   (3) Total stock purchase price ¥90 billion (maximum)

   Note: The foregoing purchase of treasury stock is subject to approval at the Annual General Meeting of Shareholders scheduled for June 26, 2003.

AIFUL Corporation
Headquarters: 381-1 Takasagocho, Gojo Agaru, Karasumadori, Shimogyo-ku, Kyoto
President: Yoshitaka Fukuda
Stock code: 8515
Exchanges: TSE 1st Section; OSE 1st Section
Fiscal year: Ending March 31
Inquiries: Kenichi Kayama, General Manager, Public Relations Department
Telephone: (03) 3274-3560 (Public Relations)
(03) 3274-4561 (Investor Relations)

AIFUL CORPORATION
Annual Report 2003

EXHIBIT 12

82-4802

ARIS
3-31-03


13'
95'
15'
10'
20'
45'-0"
Coach's Box
37'
37'
Next batters circle
60'
Back Net


10.97m
Base Line
8.23m
Side Line
Alley
Service Line
1.37m
Center Mark
Base Line

When the game changes, so does the rule.


27
54
49
74
81
108
107
125
160
R.T200
B.T200
F.T
R.T
E.T
B.T

PROFILE >>

The AIFUL Group is an innovative, comprehensive retail financial services group that customers can rely on. Its corporate philosophy is to "Win the good favor of society," and its utmost priority is to provide convenience to customers by meeting all of their borrowing needs.

Since its founding in 1967, AIFUL has grown by diversifying its product offerings and customer acquisition channels, and by merging with or acquiring other firms. We now rank first in the domestic consumer finance industry in terms of consolidated amount of total receivables and loans outstanding, as well as operating revenue, and third in terms of ordinary income.

With this philosophy, and by further expanding our share in the consumer credit market, we believe we can achieve successful synergies for all of our stakeholders, namely our customers, shareholders, and employees.

CONTENTS >>

Forward-Looking Statements >>

The figures contained in this Annual Report with respect to AIFUL's plans and strategies and other statements that are not historical facts are forward-looking statements about the future performance of AIFUL which are based on management's assumptions and belief in light of the information currently available to it and involve risks and uncertainties and actual results may differ from those in the forward-looking statements as a result of various facts. Potential risks and uncertainties include, without limitation, general economic conditions in AIFUL's market and changes in the size of the overall market for consumer loans, the rate of default by customers, and the level of interest rates charged by AIFUL.

CONSOLIDATED FINANCIAL HIGHLIGHTS >>

AIFUL Corporation and Consolidated Subsidiaries
Years Ended March 31, 2003 and 2002

	Millions of Yen		Percentage of Change	Thousands of U.S. Dollars
	2003	2002	03/02	2003
For the Year:				
Total income	¥ 451,168	¥ 400,014	12.8%	$ 3,759,733
Total expenses	343,715	338,166	1.6	2,864,292
Income before income taxes and minority interests	107,453	61,848	73.7	895,441
Net income	59,911	35,064	70.9	499,258
At Year-End:				
Balance of loans outstanding	1,670,782	1,482,796	12.7	13,923,183
Installment accounts receivable	147,857	120,756	22.4	1,232,142
Total assets	2,282,113	2,029,634	12.4	19,017,608
Long-term debt, including current portion thereof	1,436,104	1,291,781	11.2	11,967,533
Total shareholders' equity	485,991	421,343	15.3	4,049,925
Number of shares issued	94,690,000	93,376,000	1.4	
	Yen		Percentage of Change	U.S. Dollars
Per Share Data:				
Net income	¥ 637.59	¥ 388.85	64.0	$ 5.31
Cash dividends	60.00	50.00	20.0	0.50

Notes: 1. The U.S. dollar amounts have been translated, for convenience only, at ¥120=$1, the approximate rate of exchange at March 31, 2003.
2. Net income per share has been computed based on the weighted average number of shares outstanding during each period, after retroactive adjustment for stock splits.

Total Income


(Millions of Yen)
500,000
400,000
300,000
200,000
100,000
0
99
00
01
02
03

Net Income


(Millions of Yen)
60,000
48,000
36,000
24,000
12,000
0
99
00
01
02
03

Total Assets/ROA


(Millions of Yen)
(%)
2,500,000
2,000,000
1,500,000
1,000,000
500,000
0
5.0
4.0
3.0
2.0
1.0
0
99
00
01
02
03

Total Assets
— ROA

Total Shareholders' Equity/ROE


(Millions of Yen)
(%)
500,000
400,000
300,000
200,000
100,000
0
25.0
20.0
15.0
10.0
5.0
0
99
00
01
02
03

Total Shareholders' Equity
— ROE

TO OUR SHAREHOLDERS >>



As a comprehensive retail financial services group, we will continue to nurture steady profit growth into the future.

Yoshitaka Fukuda
President and CEO

The fiscal year ended March 2003 was a very good picture of the vision we at AIFUL have held of becoming a comprehensive retail financial services group. The AIFUL Group, including LIFE, became the industry leader in terms of total receivables and loans outstanding. Our operating revenues were the highest in the industry, and our operating and ordinary income rose to third place. Moreover, we were the only one of the four leading consumer finance companies to manage to increase both revenue and income this fiscal year with our consolidated operating revenues totaling ¥449.5 billion (up 13.2% year on year), ordinary income ¥111.7 billion (up 6.4%), and net income ¥59.9 billion (up 70.9%).

We believe that these financial results validate our strategy of becoming a comprehensive retail financial services company. It also demonstrates the extent to which LIFE, our new consolidated subsidiary, contributed to earnings: Operating revenues increased 13% on a consolidated basis, which includes LIFE, while increasing only 6% on a non-consolidated basis; ordinary income rose 6% on a consolidated basis while slipping a slight 0.4% on a non-consolidated basis. Clearly, these numbers paint a picture of a growing, more comprehensive, AIFUL.

Operating Environment and Our Performance

The business environment for the fiscal year ended March 2003 was a challenging one in many ways for this industry. The prolonged economic downturn has led to a rise in corporate as well as personal bankruptcies, sluggish income growth and diminished willingness to spend. Competition within the industry intensified as banks began to offer similar products and services.

During this period, all of our efforts have been geared toward becoming a comprehensive retail financial services company targeting the ¥63 trillion overall consumer credit market, and not just the conventional consumer loans.

We have been diversifying our product lineup to include, in addition to unsecured loans, home-equity loans and small-business loans, which our competitors do not offer. The acquisitions of leading credit card company LIFE in March 2001 and midsized business lender City's in October 2002 represent our efforts to develop brands, products, and customer base unlike those of conventional consumer finance companies. LIFE has been particularly successful in steadily expanding its cardholder base, receivables and earnings. The unit's ordinary income reached an all-time high of



To address the phenomenon of a maturing market, we will expand our business into new growth areas.

¥8 billion, which contributed significantly to our consolidated results and helped AIFUL secure steady profit growth.

Comprehensive Retail Financial Group

There are three reasons why we have striven to become a comprehensive retail financial services company rather than just a mere consumer finance company. First, the traditional consumer loan market is projected to mature starting around 2010, as the young adult population, the target customer segment of the market, shrinks in conjunction with Japan's declining birthrate and aging society. Nor are there other markets likely to grow for very extended periods. Thus, we believe it is imperative for us to expand into new growth areas while we can still generate steady income in the core businesses.

Second, as evident in the recent developments among bank-affiliated consumer finance companies, deregulation and industry realignments have gradually blurred the conventional boundaries separating the consumer finance, business finance, sales finance and credit card businesses, which has led to intensified competition throughout the entire consumer credit market. To successfully compete for market share in areas beyond conventional consumer finance, we need to broaden our operating base and diversify our brand, product lineup, and customer acquisition channels, as we have been doing through mergers and acquisitions, for example.

Third, AIFUL has been significantly transformed on its way to becoming a comprehensive retail financial services company, by diversifying the business portfolio beyond just conventional consumer loans to include credit cards and sales finance. By the end of March 2003, we had developed a diversified base of customers, operating receivables and income sources completely unlike our competitors'. The parent company's unsecured loans accounted for 50% of total receivables while home equity loans accounted for 15%, operating receivables acquired from LIFE accounted for 30% and other subsidiaries' loans 5%.

Given that the consumer finance market is likely to mature in the near future and the economic outlook is uncertain, we are confident that this strategy of broadening and diversifying our business portfolio to achieve our goal is absolutely necessary in order to minimize the risks and at the same time ensure that we continue to steadily grow.



By joining the AIFUL Group, LIFE has generated numerous synergetic effects in addition to contributing to AIFUL's profits.

Successes with LIFE

As a member of the AIFUL Group for more than two years now, LIFE has been able to steadily increase its sales and earnings. LIFE expanded its base of cardholders from 8.71 million at the end of March 2002 to 9.83 million at the end of March 2003, for an increase of 1.11 million, thanks mainly to a successful card deal with a leading retailer. As a result, LIFE's volume of credit card purchases rose 18% year on year and cash advances increased 19% in the fiscal year ended 2003.

LIFE continued to improve its asset portfolio mix by increasing the proportion of higher-margin assets and by pulling out of low-profit businesses. Among the high-margin businesses, credit card transactions grew by 18%, but the outstanding amount was flat roughly as a result of an increase in lump-sum payments. Excluding auto loans, the outstanding amount of per-item installment shopping loans totaled ¥164.2 billion, up by a sharp 25% year on year. Credit for purchases and other loans outstanding also grew at a strong pace, up 24% to ¥310.7 billion.

By contrast, the low-profit businesses—those that LIFE had already indicated it would discontinue—continued to shrink. Auto loans outstanding dropped 57% to ¥6.6 billion, while credit guarantees outstanding fell 14% to ¥117.8 billion. In these ways, LIFE has been shifting its asset portfolio mix toward higher-margin receivables as smoothly as planned.

Companies in the sales finance industry are realigning themselves in the wake of instability in the financial system and a plunge in share prices of some of the leading companies on concerns about their financial stability. Against this backdrop, LIFE continues to be better positioned than its competitors because of financial strength, its very accurate credit review and investigation capabilities thanks to AIFUL's scoring system, and powerful sales capabilities stemming from merit-based incentives. We believe further growth can be achieved at LIFE by continuing to strengthen the operational structure.

Synergies between AIFUL and LIFE

The incorporation of LIFE into the AIFUL Group has boosted consolidated earnings and generated various synergies as well.

First, LIFE has succeeded in increasing its loans outstanding by more than 20% per year since using AIFUL's credit review expertise and scoring system. AIFUL, meanwhile, used LIFE's existing credit card processing system to start offering its customers a MasterCard credit card in August 2002. In this way,

We will win the support of our stakeholders by creating successful synergies for customers, the Company, and employees.



AIFUL was able to save on system development costs, start issuing credit cards very quickly, and also better retain its most creditworthy customers by adding value to a product with a strong brand and convenient features.

To build on these synergies that have already been generated, we intend to jointly develop information systems and use the same back-office infrastructure to cut costs further. Joint efforts to share system resources and develop new versions of our information systems are already under way, and should lead to a more efficient development process and cost savings. We are also planning to become more cost efficient by centralizing many back-office operations at AIFUL's contact centers, thereby eliminating the need for a number of existing support centers. These are just some of the ways LIFE has been steadily improving its operations and generating synergies with the rest of the AIFUL Group.

To Be the Top Retail Financial Group

Our corporate philosophy is to "Win the good favor of society." By this, we mean that, as an innovative comprehensive financial services group that customers can trust in the retail market, AIFUL will continue to strive to meet the various needs of its customers, and at the same time coexist harmoniously and maintain a good public relationship.

Based on this corporate philosophy, AIFUL, credit card unit LIFE, and small-business loan units Businext and City's all aim to leverage their broad customer-acquisition channels, abilities to offer attractive products that meet customers' needs and accurately assess credit risk, and their familiar brands to form an innovative comprehensive financial services group with successful, long-term prosperity for all of our stakeholders, namely, our customers, shareholders and employees.

June 2003

Y. Fukuda

Yoshitaka Fukuda
President and CEO

SPECIAL EDITION >> AIFUL's Strength: Comprehensive Financing Strategy

Japan's consumer credit market

Overall structure of consumer credit market

The current size of the market based on credit outstanding is approximately ¥63 trillion, of which sales credit (financing extended for purchases of goods) accounts for ¥15 trillion and unsecured consumer loans (which excludes loans backed by savings) ¥35 trillion. Consumer finance companies, such as AIFUL, Takefuji, Acom, and Promise, are major players in the segment of the market indicated by the AIFUL logo below.

In the decade since the economic bubble collapsed, consumer loans provided by traditional consumer finance companies have roughly tripled as of the end of 2001 to ¥10 trillion despite a stagnant Japanese consumer credit market. We think the market will continue to expand over the next three to five years to a peak of about ¥13 trillion around 2010, but gradually downshift to a phase of stable growth and then maturity.

Hence, our strategy all along has been to become a comprehensive finance company in the retail market, targeting the ¥63 trillion overall consumer credit market and not just the ¥10 trillion market for conventional consumer loans.

With the consumer loan market maturing, Japan's overall consumer credit market is transitioning to an era of intense competition. Gone will be the conventional boundaries separating the businesses involving consumer loans, home equity loans, small-business loans, consumer credit and credit card shopping. The result could be fierce competition in a single, ¥63 trillion consumer credit market, similar to what has happened in the United States.

The competition among banks, credit-card companies, consumer credit companies and others across conventional boundaries has already begun. Today, merely protecting and specializing in one's business may not even guarantee one's basis of existence. That is why at AIFUL, we proactively pursue becoming a comprehensive financial group through product diversification and merger and acquisition.


(Trillions of Yen)
The Business Deployment of Aiful Group
Consumer Credit Market (74.0/63.5)
Credit Sales Shopping (35.5/15.3)
Consumer Loans (24.6/35.8)
Loans Collateralized by Deposit (13.8/12.3)
Credit Card Shopping (23.2/3.3)
Installment Finance (12.2/12.0)
Credit Card Cash Advance (7.4/3.0)
Consumer Loans by Credit Card Companies (2.5/3.1)
Traditional Consumer Finance Companies (10.6/9.6)
Banks and other Financial Institutions (3.9/19.9)
Post Offices, Banks and other Financial Institutions
LIFE
LIFE
LIFE
LIFE
AIFUL

Note: Numbers in the above diagram are (credit provided within the year / credit balance as of December 2001).

Source: Consumer Credit Market Statistics, Japan Consumer Credit Industry Association

The history of Japan's consumer finance market

(1) The expansion of the consumer credit market

The market for consumer loans in Japan has expanded to ¥10 trillion, roughly tripling in size over the past decade. The number of consumers for whom information is registered with the Federation of Credit Bureau of Japan has increased 55% over the past decade to 17.42 million as of March 31, 2002.

Why have consumer loans grown so much in Japan, and why were major consumer finance companies able to enjoy such strong revenues and profit growth?

First, Japan became affluent after a period of strong economic growth. In fact, a generation of materialistic, pleasure-seeking people emerged about 25 years ago and came to be known as "shinjinrui" (literally, "new human race"). This generation grew up during a time of abundance resulting from the period of strong economic growth, when spending was regarded as a virtue. Then about 15 years ago, the so-called Famicom generation emerged, named after the Nintendo video game system. This generation took affluence for granted, and had no qualms at all about living a lifestyle based on borrowing to enjoy life now, and paying back the debt later.

These generational changes in attitude and outlook spawned by strong economic growth are by no means unique to Japan. In virtually every country, a consumer credit industry typically starts to develop once economic development reaches the point at which per capita income exceeds a certain level. It


アイフル
アイフル
BR CK


LIFE CARD

appears that once people have sufficient food, clothing and shelter, they tend to want even more of an affluent life. Also, if one can easily predict growth in income thanks to a booming economy, one may spend more than one currently earns, ahead of time. In this way, the development of the consumer credit industry in Japan can be seen, above all, as a product of the country's economic growth.

(2) Factors behind the strong growth of the consumer finance business

The consumer credit industry includes not only consumer finance but also credit cards. In Europe, the United States and Asia, except for Japan, it was the credit card companies that benefited from the consumer credit industry's market expansion that followed economic growth. Only in Japan has credit card use not caught on considerably. Instead, it was cash loans provided by the rapidly expanding consumer finance companies that grew. Perhaps part of the reason for this trend is simply that Japan has a much lower crime rate than that of other countries, and it is at less risk to walk around with cash. Another reason may be that much of the populace has been trained at an early age to readily calculate change and do other monetary calculations in their head. Japan, in fact, is a rare cash-oriented society. In addition to such consumers' preference for cash, the consumer finance companies had leverage over credit card companies in that they provide services that are more convenient and offer more privacy than the services provided by credit card companies.

For instance, consumer finance companies typically offer revolving credit agreements, which allow the consumer to determine how many payments to spread the purchase over and how much per month. By contrast, most Japanese credit card companies have been offering the consumer little choice other than to declare to the cashier, in public at the time of purchase, his or her preferred payment method. As a result, instead of enjoying the benefit of credit card's revolving payment method, many consumers tended to chose only the lump-sum payment method with most repayments made by monthly automatic debit from the consumer's bank account. While this is used as a debit card, it is no longer serving as a credit card.

To be sure, the marketing efforts of the consumer finance companies cannot be ignored. Banks and credit card companies have shied away from unsecured loans because of the credit risks, and thereby left a market void for consumer finance companies, which realized that they could profitably extend small loans to individuals if they did so in large volumes and priced the loans in accordance with the risks based on statistical data. In addition, the companies have operated on the assumption that most people are fundamentally trustworthy by offering loans even when in doubt.

In sum, the consumer finance business has grown dramatically for three basic reasons: a steady expansion of the consumer credit market and demand resulting from consumers' increased affluence and propensity to spend thanks to economic growth; the cash-oriented economy in Japan; and the relatively unattractive level of services provided by credit card companies.



(3) Response to the changing business environment

Each of the three above elements in the operating environment enjoyed by the consumer credit companies in recent years is now undergoing gradual change. The future of the Japanese economy is beginning to look cloudier due to the downturn of the past decade or so and the trend for people to have fewer children. Dramatic increases in crime and the rapid spread of credit cards in recent years can also be seen as indicators of a shift away from a society in which cash is a king to one in which credit cards play a much larger role. Moreover, the banks and credit card companies are striving to refashion themselves from a low-profit to a high-profit structure, and they are beginning to concentrate more on expanding their credit card business by improving the convenience and useability of their cards.

It is precisely at times like this, when our operating environment is undergoing change, that quality of management is put to the test. The former divisions between different products, such as consumer loans, home equity loans, business loans, consumer credit, credit cards, and so on, are breaking down, and the battle is about to commence for a share of a single, overall market for ¥63 trillion in consumer credit and finance. In order to ensure continued steady profit growth in this changing business environment, AIFUL is looking beyond its traditional market for consumer finance, worth around ¥10 trillion, to target the entire market for all forms of consumer finance and credit, with a much higher value of ¥63 trillion. To achieve this, we aim to turn ourselves into a total finance services company in the retail finance segment with the ability to lead the overall consumer finance and credit market.

Advances in the scoring system

The key to successful expansion in the consumer finance business lies in the ability to accurately and efficiently make credit decisions for unsecured loans to an unspecified large number of consumer borrowers. While a ¥5 billion loan to a single company and 10,000 individual loans of ¥500,000 each amount to total lending of ¥5 billion, the latter naturally involves greater processing costs. Thus, the challenge, is how to manage this problem.

In 1985, AIFUL succeeded in becoming the first in the industry to use a scoring system. Since then, it has continued to completely update the system on an average of every two and a half years. The current scoring system, the seventh version, went into operation in April 2002.

AIFUL's scoring system, an automated credit decision system, statistically analyzes a variety of data, including the borrower's profile and status of loans (number and amount) from the Company and others. Based on an estimate of the borrower's default probability, the system automatically makes a decision on whether to extend a loan to the borrower, as well as on the credit limit and the loan rate.

In the case of corporate credit ratings issued by credit rating agencies, they are based on analyses of quantitative and qualitative data on the company. A high credit rating allows the company to borrow large amounts at low rates while a low credit rating limits the company's borrowings to small amounts at high rates. If the company does not have a credit rating above a certain level, it has very restricted access to loans. AIFUL's scoring system can be regarded as a consumer version of such a credit rating system, with the major distinction being that the process is entirely automated based on a computerized system of statistical analysis.

When a customer first visits a branch office for a loan, the loan decisions are all made based on this scoring system, regardless of whether the customer sits down with a representative or applies for loan at a machine. In the former case, the AIFUL representative enters the customer's information into a client terminal connected to a host computer, which immediately checks the information against a database of 6 million customers, analyzes and determines whether to approve a loan. If the loan is approved, the system then determines a credit limit and loan rate. The data that are entered and analyzed include gender, age, occupation, employer, industry, years of work experience, family information, and years at current and past residences. This customer profile data and information on the status of loans from other companies from the Federation of Credit Bureaus of Japan's online database system are combined and analyzed with an up-to-date computer system. In this way, the entire loan application process, including preparing and filling out the loan agreement, takes only about 30 minutes.

In addition, AIFUL's system handles not only initial credit reviews but also ongoing credit reviews of borrowers through its Automatic Brushing System (a system for automatically performing periodic credit reviews) that incorporates up-to-date information from the Federation of Credit Bureaus of Japan's database on the status of loans from AIFUL and other companies. This system allows changes in the borrower's risk profile to be quickly reflected in the borrower's credit limit and interest rate.

As an innovative comprehensive finance company that customers can rely on in the retail market, AIFUL will continue to strive to meet the varying needs of its customers by improving its scoring system and enhancing the accuracy of its credit reviews.

Changes in the business environment

Rising unemployment and personal bankruptcies as a result of the economic downturn

The Japanese public has been experiencing economic uncertainty in the last several years unlike anything before, and the economy's stagnation continues to drag on. A number of life insurance companies, banks and non-financial companies have failed, financial instability and deflation remain unchecked and the stock market has been very weak. Unemployment rate has been high as a result of bankruptcies and restructurings. The number of personal bankruptcies, meanwhile, has been in a steady uptrend since 1997, and exceeded 210,000 in 2002.

Such unstable economic conditions create a sense of uncertainty in people's lives. The worsening economy and the unclear outlook have also led to significant changes in the business conditions for consumer finance companies.

Rise in bad debts

We attribute the rise in bad debts to four factors: the impact of the macroeconomy, the fairly regular cyclicality of bad debts over the long term, the wide-spread illegal predatory lenders and finance companies' lending stances.

First, the impact of the macroeconomy is evident in the rise in unemployment and the sluggish growth or even decline in incomes, which naturally worsen the cash flows for certain segments of the population.

Second, economic as well as other factors that lead to an increase in bad debts tend to come into play every five to seven years. This cycle of rises and falls in bad debts is affected by the economic policies of the times. Bad debts increased during the so-called sarakin (loan shark) panic of the early 1980s, the period following Black Monday in 1987, in the wake of an increase in personal bankruptcies around 1992 due to overextended credit card debt after the collapse of the bubble, the economic downturn around 1997 stemming from the government's fiscal reform policies, and now the current economic slump resulting from the government's structural reform policies. We believe there is always a certain proportion of customers whose loans are at risk of turning into bad debts, and while some temporary factors are now pushing up the number of loan defaults, this trend is bound to turn downward again in time.

Third, according to a survey of personal bankruptcies by the Federation of Moneylenders Association of Japan, about 50% of bankrupt individuals were victims of the widely spread illegal predatory lenders. We project the number of these victims to decline with measures such as more rigidly enforced penalties and reinforced registration of lenders that are part of the Revised Money-Lending Business Law passed by the Diet to prevent illegal predatory lending.

Finally, finance companies' lending stances also play a role. When lenders aggressively take on risk and expand their lending, their outstanding loans may increase at the expense of bad debts growing after a certain period. On the other hand, when they curtail the increase in their lending to minimize their risk, it results in a decline in bad debts after a certain period. To take measures against the increases in bad debts in today's economic recession, we at AIFUL Group have tightened our lending criteria in the latter half of the previous fiscal year, lowering our acceptance ratio (the number of loans extended as a proportion of total loan applications) from about 75% to about 65% to limit credit.



Declining numbers of new customers

Currently, major consumer finance companies are suffering from sluggish growth in the numbers of new customers and accounts, as well as in the amount of loan balance. The biggest factor for this has been consumers' diminished willingness to spend as a result of the worsening macroeconomic environment. Under these conditions, consumer loan customers increasingly tend to hold off on borrowing, as much as the general public holds off on spending.

The leading consumer finance companies experienced their strongest earnings growth during the bubble years. At that time, consumers spent as much as they could, boosted by steadily rising incomes and the virtual absence of anxieties about the future. Even after the bubble collapsed, the consumer finance majors continued to consistently attract more new customers, since the growth in demand for consumer loans from changes in consumers' lifestyles and values outweighed the negative impact on demand from the economic downturn.



Amid this tailwind in the form of growing demand, consumer finance companies did very well in attracting new customers through marketing successes. Starting in 1994, they installed automatic loan machines and opened up a large number of new branch offices. After a ban on TV commercials for consumer loans was lifted in 1999, the companies launched TV advertising campaigns designed to portray them in a kinder, gentler light.

However, the combination of diminished benefits from these marketing efforts and weak loan demand stemming from the stagnant economy has led to a decline in new consumer loan customers for the leading consumer finance companies. However, we have been doing relatively well, thanks to the success of our chihuahua TV commercial.

Competition among the consumer finance companies

The key determinants of success in acquiring customers have changed in the past 10 years. While prospective customers always felt at ease dealing with a well-known, leading consumer finance company, starting around 1994–95, convenience also became a major factor, as consumer finance companies opened up many new branch offices and installed automated loan machines. Then in 1999–2000, a key determinant was developing an affinity with prospective customers through TV advertising. The four industry leaders, AIFUL Group, Takefuji, Acom and Promise, each adapted very well to these changes and increased their combined market share, thereby strengthening their hold over the market.

After restrictions were lifted on the time slots during which consumer-loan TV commercials could be aired the companies' new TV advertising campaigns marked the first steps in their branding strategies. These moves are likely to become extremely important for the industry leaders to gain a competitive edge. AIFUL Group quickly set up a project team in order to focus on enhancing the brand image not just of AIFUL but of the entire AIFUL Group.

To better target the huge consumer credit market, we made LIFE, a leading credit sales company, a part of the AIFUL Group. We now have use of the brand of a leading credit sales and credit card company, which our competitors do not. If we manage to leverage it well, we could have a significant advantage over our competitors.

Competition from bank-affiliated and foreign consumer finance companies

@Loan, Mobit, Tokyo-Mitsubishi Cash One and other rate (15–18%) loan businesses are another source of competition, but they have different customer bases than those of consumer finance companies, which price their loans in proportion to the default risk of the borrowers. The market for this moderate-risk segment is quite limited.

If these loan businesses were to aggressively try to attract consumer finance companies' customers at their loan rates of 15–18%, they would have difficulty in being compensated for default risks and lose money on the loans. These businesses rely not on a nationwide bricks-and-mortar presence but rather on TV advertising, the Internet, telephone marketing and other forms of direct marketing. Thus, we believe they are not on the same competitive level as the leading consumer finance companies.

Foreign consumer finance companies, meanwhile, have merely remained in the background with their internationally known brand names following their acquisitions of Japanese companies, leaving the acquired midsized consumer finance entities to do the actual sales. In other words, foreign consumer finance companies have not become a major competitive threat, as they are still nothing more than the original midsized competitors they acquired.





Responding to changes in business environment

In facing the maturing market for conventional consumer loans and the intensifying competition, our strategy has been to become a comprehensive financial company in the retail market, targeting the entire ¥63 trillion consumer credit market. Under this consistent business strategy, AIFUL, on a parent basis, has pursued product diversification in addition to acquiring LIFE, the sales-finance and credit-card company, and City's, the semi-major business loan company. Through such merger and acquisition strategies, we have proactively continued to gain products, brands and clientele that differ from those of conventional consumer loans.

Now the AIFUL Group's business line has expanded to include credit cards, credit purchases and business loans in addition to consumer loans. We have secured revenue sources and channels that differ from those of our competitors.
The following pages explain our management strategy in details.

AIFUL's management strategy

Product diversification

(1) The aims of product diversification

A pillar of AIFUL's management strategy is product diversification. AIFUL is the only leading consumer financial company that has committed itself to developing a diverse line of products that includes not only the flagship unsecured consumer loans but also home equity loans and small-business loans. The aims of diversification are as follows:

The first is to maintain steady profit growth even after the consumer loan market matures, as it is expected to do in the near future. Offering products not available at competitors will steadily expand our share of a maturing market.

Second is cost efficiency. Offering a number of products at the same office by the same employee increases sales efficiency.

Third is diversification of business risk. Having a variety of products that differ in risk-return characteristics—such as customer segments, average balances and loan rates—allows us to avoid the risk of our loan portfolio concentrating excessively on a specific customer segment. For example, while the core customer base of our consumer loans consists of relatively young adults, the customers of our home equity loans are primarily older adults. In this way, we are not overly exposed to the young adult segment.

(2) Home equity loans

Our biggest product next to unsecured consumer loans is home equity loans, which has steadily grown among our portfolio since we started offering it in 1985. As of March 31, 2003, home equity loans have become a core product and a key driver of AIFUL's strong growth with 87,000 customers and a loan portfolio of ¥322.8 billion, representing growth of 16.3% year on year.

The impetus for this business came from the strong growth of home equity loan companies in the United States, such as Household Finance. We developed

Development as Comprehensive Retail Finance Company


Low Risk
High Risk
Tie-up with Resona Group in guarantee business of small business loans
Businext
JV with Sumitomo Trust Bank
Tie-up with Regional Banks
LIFE
Credit card shopping, Installment sales finance, Credit guarantee, Unsecured loan (Life Cash Plaza)
AIFUL
Unsecured loan, Home equity loan, SBL
City's
SBL subsidiary
Sanyo Shinpan Happy credit Sinwa
3 consumer loan subsidiaries
Consumer Finance
Credit Cards/Installment Finance
Small Business Loans

home equity loans and began offering them in Japan on the expectation that they would be even more phenomenal and successful than in the United States since home ownership is higher in Japan. Home equity loans involve much larger amounts of financing than consumer loans, and also require accurate appraisals of property values. When we joined the home equity loan business as a newcomer, we had to develop our property appraisal expertise from scratch despite already having established ourselves in the consumer loan business with a database of about 6 million customers.

We gradually built up our system for the business starting with a comprehensive in-house employee training and qualification system, conducting independent appraisals through partnerships with 200 real estate appraisal firms nationwide, and completely separating the real estate review and sales divisions. The results have been clearly successful: continued double-digit growth in the outstanding amount of home equity loans over the past five years, and a bad-loan write-off ratio of between 1% and 2%.

(3) Small-business loans

As part of our product diversification efforts, we introduced our third product, small-business loans, in 1997 to meet the various needs of business owners for quick financing. The business has grown dramatically with the loan portfolio totaling ¥22.3 billion as of the end of March 2003, up 33.6% from a year ago. Because banks continue to be less than willing to extend loans to small businesses despite demand, there is a shortage of financial institutions offering such financing. At AIFUL, we are going to seize this opportunity.

Strategy to become a comprehensive financial company in the retail market

Today, business conditions in the consumer credit industry are gradually changing.

The conventional boundaries separating the businesses involving consumer loans, home equity loans, small-business loans, consumer credit and credit card shopping are disappearing, resulting in intensified competition for shares of the ¥63 trillion consumer credit market. We at AIFUL will target the entire consumer credit market—not just the ¥10 trillion market for conventional consumer loans—in our aim to maintain steady profit growth and become an overwhelmingly dominant comprehensive financial company in the retail market.

Asset by type of product


(Millions of Yen)
2,500,000
2,000,000
1,500,000
1,000,000
500,000
0
99
00
01
02
03
Unsecured Loans
Home Equity Loans
Small Business Loans
Installment Accounts Receivable
Guarantees

As a result of engaging in a number of mergers and acquisitions, including the acquisition of the leading consumer credit and credit card company LIFE, AIFUL has taken a major step forward toward transforming itself into a comprehensive financial company in the retail sector. Our business line has now expanded to include credit purchases, cash advances and per-item shopping loans in addition to the conventional consumer loans we have been offering. While our business portfolio at the end of March 1999 was no different from our competitors', with unsecured loans accounting for 82% and home equity loans accounting for 16% of total receivables, by the end of March 2003, we had diversified sources of earnings. AIFUL's unsecured loans accounted for 50% of total receivables and home equity loans 15% while card and sales financing receivables acquired from LIFE accounted for 30% and other subsidiaries' loans 5%.

Given that the consumer finance market is likely to mature in the near future and the economic outlook is uncertain, we think broadening and diversifying our business portfolio to become a comprehensive financial company is an effective strategy for both ensuring steady growth and minimizing risks.



Brand strategy

Thanks to our successful TV advertising campaign, we have become the industry leader in terms of new, unsecured loan customers. Amid intensifying competition in the consumer credit market, we believe differences in brand strength will become a key determinant of support from customers. TV advertising has done much to improve the image of the leading consumer finance companies, but we still have difficulty winning over women and other particular customer segments.

To avoid being hamstrung by the brand image of "last resort for desperate salarymen" associated with the consumer finance industry and acquire a broader range of customers, our strategy has been to make the LIFE sales finance and credit card brand a part of our group. With the better brand image and broader customer base of LIFE, we believe the AIFUL Group will have a broader range of earnings opportunities.

In addition to improving the brand image of the group through acquisitions, we have been steadily working to enhance the AIFUL brand itself. We initiated a brand strategy project involving several divisions in October 1999, an effort that has led to various proposals regarding brand management. Major changes along these lines were made in April 2003, and the project has become a top priority directly overseen by top executives, including the president.

Under this new brand strategy, we aim to improve our brand by boosting customer and employee satisfaction, which in turn will improve our corporate value and increase investor satisfaction. The AIFUL Group aims to develop successful synergies for customers, the Company and employees not only to enhance the corporate brand but also to win public trust and support, which is our corporate philosophy.

LIFE

(1) Entering the sales finance and credit card market


LIFE CARD
MasterCard
LIFE CARD
SAVE GREAT APES
POSTAL SAVINGS FOR INTERNATIONAL VOLUNTARY AID

As illustrated by the consumer credit market chart on page 6, the sales finance and credit card market, which consists of credit purchases, per-item shopping loans, cash advances and consumer loans provided by consumer credit and credit card companies, constituted about 61%, or about ¥45 trillion, of the entire consumer credit market as of the end of 2001 in terms of extended credit.

The total number of credit cards issued as of the end of March 2001 was about 230 million. This translates to 1.8 cards per Japanese national, an increase of 45 million cards (24%) in the last 10 years. The amount of money handled by credit cards, including both purchases and cash advances, also increased about 82% in 10 years, from ¥15 trillion in 1990 to ¥28 trillion in 2000. This is a market that continued to grow at a rate of about 10% every year when the rest of Japan was experiencing negative growth after the economic bubble burst. It is a reflection of how Japan is steadily making a transition from a cash society to a credit card society.

Still, credit card payments make up only about 7% of consumer spending in Japan. This is a striking difference when compared with about 22% in the United States and a whopping 58% in South Korea. Eying this growth capacity and potential of the credit card market, AIFUL has acquired the credit card company LIFE in March 2001 to join the market.

(2) The acquisition of LIFE

We acquired LIFE, a company founded in 1952 that led the sales finance and credit card industry. After the burst of the bubble, however, LIFE had increasing difficulties in dealing with a significant decline in operating revenue stemming from weak consumer spending, an increase in bad loans in the corporate financing businesses, and a rise in bad loans in conjunction with an increased incidence of personal bankruptcies. The company also ran into financing difficulties in 1998, after one of its main banks, the Long-Term Credit Bank of Japan, suffered from a serious deterioration in its creditworthiness. LIFE was eventually forced to apply for protection under the Corporate Reorganization Law, in June 2000.

After LIFE filed for protection under the Corporate Reorganization Law, a number of companies proposed to be a sponsor for the credit card company. AIFUL's proposal, however, featured the best terms for reorganization that in October 2000, the Tokyo District Court granted permission for AIFUL to sign a sponsorship agreement. Thus, AIFUL's president, Yoshitaka Fukuda, was selected as the receiver of operations as we began the

corporate reorganization process. In March 2001, repayment to creditors was completed, and LIFE became a full-fledged member of the AIFUL Group of companies.

(3) Reviving LIFE

LIFE is equipped with a track record and expertise in the sales finance and credit card industry, and a brand name as a leading sales finance company. However, its major problem—like that of other sales finance and credit card companies—was the relatively low-profit structure. In addition, it lacked the know-how to provide products and services that fit the different risks carried by the customers, and was not able to quickly meet the diversifying needs of the customers.

To revive LIFE, we implemented a fundamental overhaul of LIFE's business, such as to withdraw from automobile loans and other unprofitable operations to rearrange its portfolio focusing on high-profit operations, reexamine unfavorable transaction terms with affiliate stores, and reduce costs in order to become a highly profitable company with growth capacity.

Today, two years after LIFE began its business anew, the number of cardholders, operating receivables balance and revenues continue to grow sharply, with ordinary incom being ¥2.4 billion after the first year of acquisition, and ¥8 billion in the second year at the end of March 2003, marking the highest profit ever since LIFE's founding.



(4) LIFE's current situation

LIFE expanded its base of cardholders from 8.71 million at the end of March 2002 to 9.83 million at the end of March 2003, for an increase of 1.11 million. The company issued a total of 2.07 million new cards, including 1.88 million affiliate cards. A card deal with leading home improvement retailer Komeri in May last year particularly contributed to the increase in cardholders.

As for increasing high-margin Life's receivables, we are making steady progress with credit purchase balance increasing 4% over the previous year to ¥64,069 million, per-item shopping-loan balance (excluding automobile loans) increasing 25% over the previous year to ¥164,224 million, cash advance balance increasing 20% over the previous year to ¥192,209 million, and balance at the LIFE-operated loan shop, Cash Plaza, increasing 31% over the previous year to ¥117,646 million.

The asset portfolio continues to improve, with growing businesses accounting for 82% of total receivables and declining businesses 18% at the end of March 2003, versus 60% and 40%, respectively, at the end of March 2001.

In addition to building up high-margin assets, LIFE has been steadily improving its profitability by a clearly defined anti-commission-dumping policy to improve the transaction terms with partners. Its overall profit margin increased from 12.2% in fiscal year ended March 2002 to 14.7% in fiscal year ended March 2003, and improvement of 2.5 percentage points.

The margin on card cash advances improved by 1.9 percentage points thanks to improved interest income distribution terms renegotiated with partners. Margins on LIFE Cash Plaza card loans and products with bank guarantees kept stable yields.

(5) Management policies for the fiscal year ending March 2004

In the fiscal year ending March 2004, we aim for further growth while keeping a proper balance between expanding operations and taking sufficient precautions against risks. Our growth initiatives include strengthening credit card business, increasing profitability through further improvements in the asset portfolio, and bolstering those aspects of our operations needed to implement these strategies.

To take precautions against risks and increase profitability, we aim to continue to create synergies within the AIFUL Group and become even more cost efficient.

(6) Sales expansion initiatives

Specific measures for expanding sales include, first of all, enhancing credit cards business. To do so, we will promote increasing the number of cardholders through additional partnership deals.

Second, as part of our efforts to increase card utilization rates, we will sign more event-affiliated cards that generate a higher utilization rate, and strengthen our marketing to improve product and service planning abilities. In April 2003, we put a highly focused marketing unit into operation to aggressively implement various initiatives based on market research to increase the number of active cardholders and amounts of borrowing.

Third, we have a two-pronged initiative designed to strengthen our operating base: The branch offices will continue to try to attract affiliated merchants with close ties to their local communities, while the head office will lead the effort to attract large affiliated retailers.

Fourth, to simply rearrange our portfolio, we will continue to withdraw from unprofitable operations and focus on highly profitable operations.

Finally, the branch offices are free to focus on sales since two support centers, one in eastern Japan and one in western Japan, began handling branch offices' loan application reviews and customer inquiries in October 2001. Competitors are starting to consolidate their support operations as well, but we believe our head start has kept us one step ahead in terms of sales capabilities. The switch to two support centers has also allowed us to streamline and standardize our operations and increase labor efficiency. For instance, the volume of processing work increased about 30% after the switch, but we were able to keep staffing levels roughly unchanged.

We plan to add another 40 LIFE Cash Plaza branches: 10 that are staffed and 30 that are unstaffed. The staffed branches will offer a variety of products and services and thereby differ from the conventional consumer finance branches, which heavily promoted the LIFE card.


LIFE



(7) Cost-reduction initiatives

To reduce costs, we will first pursue further group synergies.

We have already begun developing new versions of our existing systems. Joint efforts with AIFUL should streamline the system development process, while the shared use of system resources should reduce costs. Moreover, in the future, the shift of support operations to AIFUL's contact centers will lower our rent expenses. We are always on the lookout for ways to generate synergies and become more cost efficient.

Second, to minimize bad debts, we intend to continue to use AIFUL's lending expertise to further improve our scoring system, and independent credit data to conduct accurate, periodic credit reviews. A new security section will monitor for improper or fraudulent usage of cards. We also plan to strengthen ongoing supervision of affiliated merchants to minimize the risks associated with their bankruptcies, and improve our collections through a stronger collection system and increased use of information systems.

Finally, the entire group is striving to cut costs in various ways, including joint purchases with AIFUL to lower unit costs and the establishment of a cost-reduction project. We generated ¥3 billion in cost savings in the fiscal year ended March 2003, and aim for another ¥2.5 billion for the year ending March 2004.

Management policies for fiscal 2004

Key management policies

Business conditions for the consumer finance industry are undergoing significant change. It will be a challenge to achieve the objectives of ¥3 trillion in lending, ordinary income of ¥200 billion, and a return on asset of 3% that we set down in our medium-term management plan that extends to the fiscal year ending March 2005.

In light of the challenging environment we face, we believe it will be most important for us to maintain a proper balance between expanding operations and taking sufficient precautions against risks.

The first of our key management policies for the fiscal year ending March 2004 and beyond, aimed at taking precautions against risks, involves becoming more efficient in terms of operations and costs and thereby establishing an earnings structure strong enough to adapt to changing business conditions. The second, aimed at expansion, involves developing further initiatives in LIFE's credit card business and expanding the business loan operations of Businext and City's, as part of our effort to become a comprehensive finance company.

Becoming more efficient in terms of operations and costs

For AIFUL to become more efficient in terms of operations and costs on a non-consolidated basis, we will strive to build a more efficient operation



system and to cut general expenses in the fiscal year ending March 2004.

To build a more efficient operation system, we will open two contact centers this October.

All communications with customers, including automated loan machine applications, product information, loan referrals, phone-based loan collections, and help with loans under resolution are currently handled through our call centers. By establishing two contact centers, one in eastern Japan and one in western Japan, to consolidate these operations, we intend to become more efficient and cut costs. Toward this end, an initial test involving a 30% reduction in staff at our Kinki office is going well overall. Nevertheless, we plan to make the switch to a system of contact centers slowly and carefully based on the results of our initial test, since some competitors have noted unexpected results and an increase in bad debts after they established contact centers.

To cut general expenses and save a targeted ¥2.5 billion a year in costs for the fiscal year ending March 2004, we intend to take an outside consultant's critical view and look closely at all of our various non-personnel expenses, such as ATMs, rents and other facilities expenses, and costs for print advertising (in the form of inserts for pocket tissue packs given away near busy train stations, as well as for newspapers). We will also consider outside consultants' proposals on ways we can improve productivity through workflow changes and thereby reduce both personnel and non-personnel expenses.

Expanding LIFE's businesses

We have already achieved considerable results in terms of our three objectives for expanding LIFE's businesses, namely, restructuring the business portfolio, reducing costs, and changing unfavorable deal terms. As the next step, our most important objective is to strengthen LIFE's core business, credit cards.

We put priority on expanding LIFE's credit card business because of the potential for market growth and solid demand for credit cards that we see.

Consumer installment credit amounts to 21% of household disposable income in the United States, but only 16% in Japan (excluding deposit-backed loans). In addition, the number of credit cards issued in Japan rose 5.6% between 2000 and 2001, and the outstanding amount of purchases on credit has risen by more than 6% a year since 1997.

Growth in small-business loans

We categorize the market for small-business loans as consisting of a high-risk segment and a moderate-risk segment. In the high-risk segment, the top six business-loan companies (excluding Lopro and SFCG, which lost market share after running into high-profile problems relating to their lending practices) were able to increase the outstanding amount of their lending from ¥206.9 billion in 1999 to ¥246.2 billion in 2001 even after encountering a major public backlash arising from the above lending-practice problems. We believe this trend indicates just how solid the demand for small-business loans is, and thus see much room for City's to expand in this segment.

In the moderate-risk segment, outstanding business loans total ¥20 trillion, based on reports filed with the Financial Services Agency. As is well known, however, the only truly active lenders in this segment are a few leasing companies affiliated with manufacturers, such as Ricoh Leasing. On the whole, there is no movement in this segment of the market. We see considerable opportunities for Businext, depending on its specific business strategies.



CORPORATE PHILOSOPHY >>

Our corporate philosophy is "Win the good favor of society." By this, we mean coexisting harmoniously with and maintaining a good relationship with society at large, as an innovative, comprehensive finance group that customers can rely on.

Successful synergies for customers, the Company and employees

With this philosophy we believe we can achieve successful synergies for all of our stakeholders, namely, our customers, shareholders and employees.

The history of the consumer finance industry is a mixed one. In the late 1970s to the early 1980s, consumer finance companies were not widely known and were the subject of much public criticism.

Our corporate philosophy to "Win the good favor of society" reflects our sincere intentions to improve the way we, and the rest of the industry, are viewed by the public, attract a broader base of customers and contribute to society.

Successful synergies for customers, the Company, and employees

Win the good favor of customers

Make every effort to understand and respond to the needs of customers in the spirit of our customer-first philosophy.

Continuous growth of the Company

Build good relations with the shareholders and other investors that provide the Company's funding, by pursuing steadily growing profits, working to increase shareholder value, and conducting fair and impartial information disclosure.

A stable livelihood for employees

Build good relations with employees to help them sustain a stable livelihood, by adhering to the AIFUL Group's management philosophy and providing a rewarding work environment.


Win the good favor of customers
Successful synergies for customers, the Company and employees
Continuous growth of the Company
A stable livelihood for employees

Corporate Governance

The AIFUL Group has implemented an appropriate system of corporate governance to realize the above management philosophy. For example, all past business strategies for the purpose of realizing this management philosophy have been approved as a result of full, logical, and timely debate and review in the weekly meetings of the board of directors.

Moreover, an effective check on all management decisions is provided by the board of auditors and an external auditing organization, and the desires and opinions of shareholders are regularly fed back to the president, the board of directors, and senior staff in all of the organization's divisions. We make sure that corporate governance is taken seriously at every level of the Company.

We also strive for effective corporate governance by disclosing information about our business to the public whenever appropriate, enabling effective external checks on our management practices. Under this policy of maintaining a high level of transparency, the AIFUL Group endeavors at all times to disclose information in a timely and easily understood manner, through this investor relations website, news releases, accounts data, briefings for financial analysts, and a variety of other documents available to both Japanese and overseas media, investors, and others. In January 2003, our efforts were recognized in the form of "Listed Company Disclosure Award" presented by the Tokyo Stock Exchange. We were one of the only five companies out of the approximately 2,000 listed companies presented with the award.

Total Compliance

Compliance with all laws is a natural outgrowth of our efforts to live up to our management philosophy, "Win the Good Favor of Society." The AIFUL Group has always had legal and inspector departments to ensure compliance. In April 2002 we compiled the AIFUL Group Ethical Guidelines, which have been distributed to all employees. The utmost effort has been made to respect and enforce these guidelines.

Also in April 2002, a compliance committee was set up directly under the board of directors. Members of this committee include a number of advisers from outside the Company, among them the Company's lawyer. We have also been tireless in collecting information about compliance risks, implementing preventative measures against potential problems, educating all our employees, and establishing a solid structure of compliance throughout the Company.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Contents

MANAGEMENT'S DISCUSSION AND ANALYSIS >>

Consolidated Results of Operations

Overview

At the end of fiscal 2002, which ended March 2003, AIFUL and its six consolidated subsidiaries' outstanding amount of loans totaled ¥1,833,702 million ($15,281 million), up ¥197,748 million, an increase of 12.1% from the previous fiscal year thanks to growth in AIFUL's loan balance, LIFE's card cash advances and LIFE Cash Plaza card loans. Of the total outstanding loans, unsecured loans accounted for ¥1,442,980 million ($12,025 million), up 8.3% or ¥110,762 million; home equity loans (secured loans) ¥325,437 million ($2,712 million), up 16.7% or ¥46,544 million; and small business loans ¥65,285 million ($544 million), up 162.8% or ¥40,442 million. In addition, installment accounts receivable amounted to ¥235,873 million ($1,966 million), loan guarantees ¥128,745 million ($1,073 million), and other receivables ¥12,739 million ($106 million). These figures include ¥250,936 million ($1,358 million) in LIFE's off-balance sheet assets in relation to assets liquidation, consisting of ¥162,920 million in outstanding loans and ¥88,016 million in installment accounts receivable that were securitized.

Earnings and expenses

In fiscal 2002, consolidated total income increased ¥51,154 million, or 12.8%, to ¥451,168 million ($3,760 million). Interest on loans accounted for 90.4% of this amount, at ¥406,484 million ($3,387 million). Interest on installment accounts receivable was ¥23,057 million ($192 million), representing 5.1% of total income.

Factors for the increase in total income on a consolidated basis include the 6.6% increase in AIFUL's non-consolidated interest on loans to ¥315,600 million ($2,630 million), the 43.5% increase in the total income of LIFE, the AIFUL Group's sales finance company, to ¥68,724 million ($573 million), and of which, the ¥47,166 million (13.1%) increase in total interest on loans to ¥406,484 million ($3,387 million).

Interest on installment accounts receivable rose ¥5,962 million, or 34.9%, to ¥23,057 million ($192 million) as a result of growth in LIFE's credit card shopping and per-item shopping loans.

The acquisition of business lender City's Corporation, on October 1, 2002 contributed to consolidated results for a half of the fiscal year including ¥3,464 million ($29 million) in total interest on loans.

Consolidated total income included service revenue of ¥935 million ($8 million), for this fiscal year only since the Group has discontinued the services.

Owing mainly to an increase in bad debf costs, total expenses in fiscal 2002 jumped ¥5,549 million, or 1.6%, to ¥343,715 million ($2,864 million).

Bad debt costs (charge-offs and provision for doubtful loans and receivables, advances to an

Receivables


(Millions of Yen)
2,500,000
2,000,000
1,500,000
1,000,000
500,000
0
99
00
01
02
03

Total Income/Total Expenses


(Millions of Yen)
500,000
400,000
300,000
200,000
100,000
0
99
00
01
02
03
Total Income
Total Expenses

unconsolidated subsidiary and claims in bankruptcy) rose ¥45,903 million, or 49.6%, to ¥138,479 million ($1,154 million) because of such external factors as the weak economy as well as such company-specific factors as accelerated write-offs for a portion of restructured loans. This latter factor resulted in a ¥5,977 million ($50 million) increase in bad debt write- offs for AIFUL and a ¥6,400 million ($53 million) increase for the Group due to the accelerated write-offs.

Depreciation and amortization totaled ¥10,364 million ($86 million). Among this, there was a one-time write-off for the amount of ¥1,048 million ($9 million) included in consolidated adjustment account for the amount of ¥3,687 million. After the adoption of tax effect accounting, the likelihood of absorption of LIFE's tax loss carryforwards was re-assessed and the relevant increase in LIFE's deferred tax assets was offset against consolidated adjustment account in consolidation process.

As a result, goodwill amortization on a consolidated basis in fiscal 2002 was ¥3,121 million ($26 million) consisting of ¥2,073 million ($17 million) based on annual straight-line amortization and one-time goodwill write-down mentioned above, ¥434 million ($4 million) based on annual straight-line amortization for consumer finance subsidiary, Sinwa Co., Ltd. and ¥124 million ($1 million) for City's Corporation, which became part of the group in October.

Expenses for fiscal 2002 only amounted to ¥31,241 million ($260 million), resulting from a loss on write-down of property, plant and equipment as a result of the sale, at market price, of AIFUL properties to Marutoh KK, a real estate subsidiary.

As a result of these factors, income before income taxes and minority interests jumped ¥45,605 million, or 73.7%, to ¥107,453 million ($895 million). Total income taxes increased ¥20,041 million, or 73.2%, to ¥47,426 million ($395 million). The effective tax rate was 44.1%, roughly unchanged from 44.3% in fiscal 2001.

Minority interests, which were deducted from income before income taxes and minority interests, increased ¥717 million from the previous year's loss of ¥601 million to ¥116 million ($1 million) as a result of growth in the net income of LIFE owned by AIFUL for 95.88% of total shares.

As a result of the above, net income rose ¥24,847 million, or 70.9%, to ¥59,911 million ($499 million). The return on assets (ROA) was 2.8%, compared with 1.8% in fiscal 2001, while the return on equity (ROE) was 13.2%, compared with 9.6% in fiscal 2001.

Net income per share amounted to ¥637.59 ($5.31), versus ¥388.85 ($3.24) in the previous fiscal year.

Net Income/ROE



(Millions of Yen)
(%)
60,000
50,000
40,000
30,000
20,000
10,000
0
30.0
25.0
20.0
15.0
10.0
5.0
0
99
00
01
02
03
Net Income
ROE

EPS



(Yen)
1,000
800
600
400
200
0
99
00
01
02
03

The balance sheets

At the end of the period under review, total assets were up ¥252,479 million, or 12.4%, from the end of the previous period, at ¥2,282,113 million ($19,018 million).

Of this figure, total current assets rose ¥226,068 million, or 12.1%, to ¥2,097,468 million ($17,479 million). Loans jumped 12.7%, or ¥178,986 million, to ¥1,670,782 million ($13,923 million), with loans made by AIFUL growing ¥99,650 million and those by LIFE ¥20,840 million. Installment accounts receivable increased ¥27,101 million, or 22.4%, to ¥147,857 million ($1,232 million). Loan guarantees fell ¥11,398 million, or 8.1%, to ¥128,745 million ($1,073 million), owing to the withdrawal from the automobile and home loan guarantee businesses. LIFE's loan and installment accounts receivable included ¥162,920 million ($1,358 million) in off-balance sheet securitized loans and ¥88,016 million ($733 million) in off-balance sheet securitized installment accounts receivable.

Net property, plant and equipment totaled ¥42,012 million ($350 million), an increase of ¥904 million, or 2.2%, as a result of ¥3,094 million ($26 million) in construction in progress for AIFUL's Contact Center Nishi Nihon being built in Shiga prefecture.

Total investments and other assets increased ¥25,507 million, or 21.8%, to ¥142,633 million ($1,189 million).

This was due to a groupwide next-generation information system under development being booked as software resulting in a ¥8,918 million increase to ¥16,347 million ($136 million) and a rise in the amount of loans under individual civil rehabilitation leading to a ¥3,095 million increase in claims in bankruptcy to ¥17,363 million ($145 million).

Despite the ¥3,687 million goodwill amortization, the consolidated adjustment account was down by a net ¥1,194 million to ¥22,046 million ($184 million), after including an additional ¥2,494 million in consolidated adjustment account that was generated from the acquisition of City's Corporation.

Total liabilities and minority interests increased 11.7%, or ¥187,831 million, to ¥1,796,122 million ($14,968 million). A rise in loans outstanding and installment accounts receivable resulted in an increase in short- and long-term borrowings of 10.9%, or ¥173,087 million, to ¥1,762,359 million ($14,686 million).

Liability for retirement benefits totaled ¥8,787 million ($73 million), an increase of ¥1,761 million, or 25.1%. This increase was attributable to a rise in the pension obligation stemming from a reduction in the assumed discount rate.

Total shareholders' equity at the end of fiscal 2002 amounted to ¥485,991 million ($4,050 million), an increase of ¥64,648 million, or 15.3%. Additional paid-in capital increased by ¥10,078 million ($84 million) as a result of a stock swap to make City Green Corporation the holding company for City's Corporation, a wholly owned subsidiary. The consolidated total shareholders' equity ratio thus increased from 20.7% in fiscal 2001 to 21.3%.

Total Assets/ROA


(Millions of Yen)
(%)
2,500,000
2,000,000
1,500,000
1,000,000
500,000
0
5.0
4.0
3.0
2.0
1.0
0
99
00
01
02
03
Total Assets
ROA

Total Shareholders' Equity/Shareholders' Equity Ratio


(Millions of Yen)
(%)
500,000
400,000
300,000
200,000
100,000
0
25.0
20.0
15.0
10.0
5.0
0
99
00
01
02
03
Shareholders' Equity
Shareholders' Equity Ratio

Liquidity and Capital Resources

Liquidity

AIFUL has diversified its sources and methods of financing to ensure that it has steady access to low-cost funds.

In response to changes in the prevailing financial conditions, AIFUL has also dynamically restructured its sources of funds based on an assessment of interest rate risk, liquidity risk, and market risk.

AIFUL's basic interest-bearing debt policy is to diversify its sources of financing, sourcing 40% directly and the rest indirectly. In fiscal 2002, AIFUL issued ¥100,500 million ($876 million) of corporate bonds and raised ¥57,500 million ($479 million) through securitizations. The result was that at the end of fiscal 2002, direct sources accounted for 41.7% of total funds and indirect sources for the remaining 58.3%.

At the same time, to ensure sufficient liquidity, it secured a credit facility of ¥150 billion, the equivalent of more than a half of the current portion of debt obligations, to complement its cash holdings and current credit facilities.

As a measure to deal with interest rate risk, long-term borrowings, including the current portion thereof, accounted for 98.0% of total sources of financing. Of this long-term financing, 84.2% was hedged against the risk of interest rate increases through fixed rates, interest rate caps, and swaps.

LIFE replaced high-interest loans with loan securitizations of ¥250,936 million ($2,091 million) that lowered the interest rate to 0.7% under liquidation of loan assets. Despite having filed for bankruptcy only three years earlier, LIFE was able to borrow ¥66,402 million ($533 million) from financial institutions and obtain a BBB+ rating from Rating and Investment Information, Inc.

Cash flows

Net cash used in operating activities in fiscal 2002 totaled ¥90,063 million ($751 million) due to growth in AIFUL's and LIFE's loan receivables.

Net cash used in investing activities amounted to ¥57,173 million ($476 million) as a result of the acquisition of City's Corporation, groupwide next-generation system development projects, and an increase in short-term loan receivables.

Net cash provided by financing activities came to ¥131,653 million ($1,097 million), mainly because of short- and long-term borrowings and AIFUL's issuance of straight bonds and asset-backed securities. In addition to expenditures for the above operating activities, a portion of these funds was used to retire other long-term debt and repay short-term borrowings.

As a result, cash and cash equivalents totaled ¥131,643 million ($1,097 million), a decrease of ¥7,483 million from the end of fiscal 2001.

Long-term Borrowings/Short-term Borrowings


(Millions of Yen)
2,000,000
1,500,000
1,000,000
500,000
0
99
00
01
02
03
Long-term Borrowings
Short-term Borrowings

Average Rate of Borrowings


(%)
4.0
3.0
2.0
1.0
0
99
00
01
02
03
Average Rate of Borrowings
Indirect Funding
Direct Funding
Long-term Prime Rate

ROA, ROE and Shareholders' Equity Ratio

At the end of the period in review, AIFUL's shareholders' equity ratio (non-consolidated basis) was 24.7%, compared with the industry average of 30–35%, and its financial leverage ratio (total assets relative to shareholders' equity) was about 4 times, compared with the industry average of about 3 times. AIFUL's ROA was 3.0%, roughly the same as the industry average, but since its financial leverage ratio was the highest, its ROE of 12.4% was the highest among the largest companies in the industry and an indicator of how efficiently AIFUL used capital. LIFE, meanwhile, had a shareholders' equity ratio of 11.9% and a financial leverage ratio of about 9 times. Its ROA was 1.1%, partly because the credit card and sales finance business had lower profit margins than did the unsecured consumer loan business, and ROE was 9.3% thanks to high leverage.

On a consolidated basis, the shareholders' equity ratio was 21.3% and financial leverage ratio about 5 times. The ROA was 2.8%, lower than on a non-consolidated basis, but ROE was higher, at 13.2%. Although AIFUL has high profit margins on a non-consolidated basis, it needs a high shareholders' equity ratio for a high credit rating because the consumer finance business has a low brand image and faces reputational risk. Sales finance companies, by contrast, face less pressure to maintain a high shareholders' equity ratio since they do not face such problems. In terms of capital structure and financing policy, then, AIFUL essentially aims to use capital more efficiently and increase ROE at the group level. There are few businesses in the retail financial services market that are more profitable than unsecured consumer loans, but this business will not grow forever. Accordingly, AIFUL intends to increase its operating assets and at the same time generate greater returns on them by expanding LIFE's sales finance and card business.

Dividend Policy

AIFUL's proposal to pay a year-end dividend of ¥30 per common share was approved at the ordinary general meeting of shareholders held on June 26, 2003. Since an interim dividend of ¥30 per share had already been paid out, the total dividend for fiscal 2002 came to ¥60 ($0.50) per share.

AIFUL's basic dividend policy is to distribute profits to shareholders and maximize shareholder value via medium- to long-term perspective.

AIFUL utilizes its retained earnings as a strategic resource for new business growth through a variety of alternatives, such as reinvesting funds in loans and making strategic investments geared to expanding the AIFUL Group's profit base. In this way, they will tie into improvements in business results and operational efficiency, and allow AIFUL to continue to meet the expectations of its shareholders.

ROE (Consolidated/Non-Consolidated)


(%)
25.0
20.0
15.0
10.0
5.0
0
99
00
01
02
03
— Consolidated
— Non-Consolidated

Dividend Payout Ratio (AIFUL)


(%)
15.0
12.0
9.0
6.0
3.0
0
99
00
01
02
03

Non-Consolidated Results of Segment Operations

AIFUL Corporation

Earnings and expenses

Solid growth was achieved in the loan business in fiscal 2002 through a strategy of diversification emphasizing home equity loans (secured loans) and small business loans, in addition to the core unsecured loans, to meet the wide range of customers' needs.

As part of a strategy of diversifying its distribution channels to attract more customers, AIFUL and its affiliates have strived to enhance convenience to customers through partnerships with companies in other industries, mergers and acquisitions, assurance arrangements with banks, and online cash advances. As a result of these efforts, AIFUL's outstanding loans increased 7.6% to ¥1,413,340 million ($11,778 million) and the number of customers rose 1.8% to 2,284,000.

Non-consolidated total income increased ¥18,304 million, or 5.9%, to ¥330,147 million ($2,751 million). Interest on loans rose ¥19,566 million, or 6.6%, to ¥315,600 million ($2,630 million), interest on loans to group companies jumped 19.5% to ¥4,364 million ($36 million), and income from loan guarantee arrangements with financial institutions was very strong, spiking 618.0% to ¥596 million ($5 million). As such, the overall results were very favorable.

Of the total amount of outstanding loans, outstanding unsecured loans amounted to ¥1,068,151 million ($8,901 million), up 4.8%, and interest on those loans rose 6.6% to ¥263,262 million ($2,194 million). Meanwhile, outstanding home equity loans (secured loans) amounted to ¥322,840 million ($2,690 million), an increase of 16.3%, and interest on those loans grew 10.3% to ¥47,483 million ($396 million).

Outstanding small business loans jumped 33.6% to ¥22,349 million ($186 million), and interest on those loans climbed 24.8% to ¥4,854 million ($40 million).

Total expenses were down 6.5%, or ¥15,600 million, to ¥223,589 million ($1,863 million). Contributing to this decrease were one-time costs in the previous fiscal year, namely ¥31,185 million ($260 million) in losses on the sale of property to real estate subsidiary Marutoh KK and ¥4,235 million ($35 million) in costs for issuing new shares.

Factors that had increased expenses included ¥90,725 million ($756 million), a 33.6% jump, in charge-offs and provision for doubtful loans, advances to subsidiary and claims in bankruptcy as a result of the weak economy, as well as accelerated write-offs of some restructured loans; a 16.8% increase in salaries and other employees' benefits to ¥26,991 million ($225 million) from a rise in the number of staff for the contact centers; and a 499.7% increase in provision for employees' retirement benefits to ¥2,213 million ($18 million).

Consequently, income before income taxes rose 46.7%, to ¥106,558 million ($888 million). Total income taxes, including adjustments for the adoption of tax effect accounting, were up 49.4%, to ¥51,240

Total Income/Total Expenses (AIFUL)



(Millions of Yen)
400,000
300,000
200,000
100,000
0
99
00
01
02
03
Total Income
Total Expenses

Net Income/ROE (AIFUL)



(Millions of Yen)
(%)
60,000
50,000
40,000
30,000
20,000
10,000
0
24.0
20.0
16.0
12.0
8.0
4.0
0
99
00
01
02
03
Net Income
— ROE

million ($427 million). Net income increased 44.2%, to ¥55,318 million ($461 million), and net income per share rose 38.4% from fiscal 2001 to ¥588.63 ($4.91).

The return on assets (ROA) was 3.0%, compared with 2.3% in fiscal 2001, while the return on equity (ROE) was 12.4%, compared with 10.6% in fiscal 2001.

Performances by type of loan

Unsecured loans

At the end of fiscal 2002, the number of new unsecured loans fell 12.4%, to about 400,000 accounts, compared with the end of the previous fiscal year, as customers continued to refrain from borrowing in response to unfavorable employment conditions and an uncertain economic outlook. Another factor was a decline of 5.4 percentage points in the annual acceptance ratio from the previous fiscal year to 67.5% as a result of tightened credit criteria in the wake of a rise in bad-debt costs. Loan applications fell about 20% in the first quarter of fiscal 2002, partly because of unsuccessful changes in a TV advertising campaign, but improved in the second half of the fiscal year thanks to the impact of a new commercial that started airing in August and which featured a chihuahua.

The average yield on unsecured loans outstanding declined 40 basis points compared with the previous fiscal year, to 25.2%, as attractive interest rates were offered to customers with high creditworthiness in response to intensified competition and the amount of larger loans increased as a proportion of total lending. Unsecured loans outstanding at year-end averaged ¥490,000 ($4,083) per customer, up 3.6%.

These factors resulted in a 4.8% rise in unsecured loans outstanding at year-end, to a record high of ¥1,068,151 million ($8,901 million), with the number of unsecured loan accounts at year-end gaining 1.2%, to 2,180,000 accounts.

Home equity loans (secured loans)

AIFUL launched home equity loans (secured loans) in 1985, and was researching the home equity loans (secured loans) business in the United States. In contrast to unsecured loans, where write-offs are increasing, the write-off ratio for home equity loans (secured loans) in fiscal 2002 remained low, at just over 1%, underlining the advantage of property-secured lending.

Another key factor in the high level of safety was that AIFUL limited the ratio of unsecured loans to customers in Tokyo, Nagoya, Osaka and Fukuoka to 26% of the nationwide total, as home were more volatile in those four major cities. AIFUL distributed the balance of 74% among areas where land prices are much more stable. Approximately half of the home equity loans use first mortgages. AIFUL also reinforced stability by limiting about 80% of secured loans to less than 70%

Loans Outstanding (AIFUL)


(Millions of Yen)
1,500,000
1,000,000
500,000
0
99
00
01
02
03
Home Equity Loans
Small Business Loans
Unsecured Loans

Number of Customer Accounts (AIFUL)


(Accounts)
2,500,000
2,000,000
1,500,000
1,000,000
500,000
0
99
00
01
02
03
Home Equity Loans
Small Business Loans
Unsecured Loans

of appraised collateral value.

Also, with few competitors and stronger expertise and staff training than new entrants offer, AIFUL is an industry leader, along with real estate companies that offer property appraisals nationwide, in terms of its review infrastructure.

At the end of the period under review, home equity loans (secured loans) outstanding stood at ¥322,840 million ($2,690 million), up 16.3% from the end of the previous fiscal year. The number of accounts continued to grow strongly, rising 16.0% to 87,000 accounts. These figures show that secured loans are now an important service in AIFUL's growth.

Small business loans

In this third major product segment following unsecured loans and home equity loans (secured loans), the average loan was relatively low, at ¥1,285,000 ($10,706) per account. AIFUL focuses on financing small business owners in person with unsecured and guaranteed loans,without revolving guarantees, rather than companies. The idea behind the business has been to make possible loans to highly creditworthy sole proprietors, who tend to receive limited amounts of credit under AIFUL's scoring system compared with salaried workers.

In anticipation of strong demand and a potentially large market, the Group launched operations in this category in 1998 but has extended financing based on careful assessments of borrowers, in light of the small business loan industry brouhaha in 1999 and the slump in the Japanese economy.

At the end of fiscal 2002, small business loans outstanding rose 33.6% from the end of the previous fiscal year, to ¥22,349 million ($186 million). The number of accounts increased 24.3%, to 17,000 accounts.

Others

Under guarantee partnerships with banks, AIFUL receives fee income for screening and guaranteeing applicants for bank loans and service the loans. As of March 31, 2003, AIFUL had guarantee partnerships with 24 banks and two companies, with the value of guarantees totaling ¥19,026 million ($159 million).

The balance sheets

At the end of fiscal 2002, total assets were up 9.5%, or ¥165,344 million, compared with the end of the previous fiscal year, at ¥1,906,212 million ($15,885 million). Total current assets increased 8.8%, or ¥121,838 million, to ¥1,513,856 million ($12,615 million). This was mainly due to a 7.6% increase in loans, to ¥1,413,340 million ($11,778 million).

Construction in progress amounted to ¥3,094 million ($26 million), including construction costs for a contact center under construction in Shiga prefecture.

Total investments and other assets climbed ¥41,128 million, or 12.6%, to ¥366,671 million ($3,056 million). Investments in and loans to LIFE Co., Ltd.,

Total Assets/ROA (AIFUL)



(Millions of Yen)
(%)
2,000,000
1,500,000
1,000,000
500,000
0
6.0
4.5
3.0
1.5
0
99
00
01
02
03
Total Assets
ROA

Total Shareholders' Equity/Shareholders' Equity Ratio (AIFUL)



(Millions of Yen)
(%)
500,000
400,000
300,000
200,000
100,000
0
25.0
20.0
15.0
10.0
5.0
0
99
00
01
02
03
Shareholders' Equity
Shareholders' Equity Ratio

Happy Credit Corporation, Sinwa Co., Ltd., and associated companies inched up 5.0% to ¥280,138 million ($2,334 million).

Total current and long-term liabilities climbed 8.7%, or ¥115,003 million, to ¥1,435,378 million ($11,961 million), mainly because steady growth in loans outstanding resulted in an increase in short- and long-term borrowings of 6.5%, or ¥82,346 million, to ¥1,345,325 million ($11,211 million).

At the end of fiscal 2002, total shareholders' equity was ¥470,834 million ($3,924 million), up 12.0%, or ¥50,341 million, from the end of fiscal 2001. Total shareholders' equity ratio increased 0.5 percentage point, to 24.7%.

EPS (AIFUL)


(Yen)
800
600
400
200
0
99
00
01
02
03

LIFE Co., Ltd.

Overview

During the current consolidated fiscal year, LIFE Co., Ltd. withdrew from the low-profit auto loan business and poured management resources into such high-profit areas as credit card shopping and cashing loans, and other consumer finance areas in order to construct a more stable profit base. This gradual shift from a low-profit asset portfolio to a high-profit asset portfolio will steadily continue in the years to come.

LIFE's total balance of loans to customers and credit guarantee installment accounts receivables at the end of fiscal 2002 satisfactorily, rose 10.4% over the same time the previous year to ¥676,093 million ($56,334 million). The breakdown of this figure was as follows: credit cards up 4.2% to ¥64,069 million ($534 million), per-item credit (excluding auto loans) up 25.3% to ¥164,225 million ($1,367 million), credit card cash advances up 20.0% to ¥192,209 million ($1,602 million), and Cash Plaza card loans up 31.4% to ¥117,646 million ($980 million).

As a result, operating revenue rose 30.1% to ¥103,880 million and ordinary income jumped 234.8% to ¥8,048 million. Net income, however, fell 16.1% to ¥9,150 million because of a sharp rise in deferred tax assets in fiscal 2001 stemming from a review of recoverable loans under tax-effect accounting and the recognition of losses carried forward from LIFE after its bankruptcy. The ROA declined 0.5 percentage point to 1.1%, while the ROE

Total Balance (LIFE)


(Millons of Yen)
1,000,000
750,000
500,000
250,000
0
01
02
03
Home Loan Guarantee
Bank Loan Guarantee
Auto Guarantee
Cash Plaza Card Loan
Card Cashing Loan
Collateral
Other Installment Finance
Auto Loan
Credit Card Shopping

fell 3.1 percentage points to 9.3%. The shareholders' equity ratio was roughly unchanged at 11.9%.

Performances by type of operation

Credit card

In the credit card business, acquiring card holders is the single most important factor in securing profits. Accordingly, LIFE built on agreements with men's clothing store Aoyama Trading Co., Ltd. and consumer electronics chain DEODEO Corporation by successfully forging an alliance in May 2002 with Komeri Co., Ltd., a key player in the home center market, a development which has tied directly into the issue of joint credit cards. In terms of proper cards, LIFE continues to develop new products, such as a partnership card with the popular rock group GLAY and a card featuring characters from a popular cartoon.

As a result of the foregoing, the total number of credit card holders at the end of fiscal 2002 rose 1,110,000 over the same time in the previous year to 9,830,000. This expansion in the customer base led to a 17.5% increase in transaction volume in the credit card shopping business to ¥274,479 million ($2,287 million) and a 19.4% jump in the cash advance business to ¥228,968 million ($1,908 million). The amount of receivables outstanding at the end of fiscal 2002 in the credit card business reached ¥64,069 million ($534 million), an increase of 4.2% from the end of fiscal 2001, and in the cash advance business ¥192,209 million ($1,602 million), an increase of 20.0%.

Number of Card Holders (LIFE)



(Tousand)
12,000
10,000
8,000
6,000
4,000
2,000
0
01
02
03
Affinity
Proper

Per-item credit

In the per-item credit business, LIFE stopped providing new auto and home loans, which had low margins, and instead focused on expanding in higher-margin loans. As a result, per-item credit transaction volume rose 21.2% to ¥144,493 million ($1,204 million) and the amount of receivables outstanding at the end of fiscal 2002 increased 16.6% to ¥170,854 million ($1,424 million).

The growth in the business was the result of major organizational changes, including the transfer of considerable authority to branch offices, which helped clarify standard yields when concluding merchant agreements and allowed the consolidation of LIFE's back-office operations.

As a result of stepped-up sales efforts by branch offices, LIFE increased its total number of affiliated stores rose to about 6,000 at year-end. The store selection process and clarification of standard yields helped improve the margin by 1.8 percentage points to 8.9%.

LIFE Cash Plaza

LIFE issues consumer loan cards through its network of Cash Plaza branches, which provide exactly the same type of non-credit financing as consumer loan companies do. In an aggressive effort to expand the network of branch offices and relocate existing offices to more favorable locations, LIFE opened up 38 new offices, resulting in a total of 164 at the end of fiscal 2002.

The number of accounts rose 22.3%, to 91,000 accounts and the outstanding amount of loans issued through the LIFE Cash Plaza loan card stood at ¥117,646 million ($980 million), an increase of 31.4% from the end of the previous fiscal year, reflecting the addition of new loan offices and aggressive customer acquisition efforts.

Products of LIFE

1. Credit cards

LIFE's cards allow consumers to use credit to shop at or get cash advances from affiliated retailers and merchants that accept MasterCard, JCB, or Visa cards. Unlike per-item credit, credit cards involve a credit check only at the time they are issued and not at each time of purchase. They are also convenient because consumers can freely make purchases up to their credit limits, and attractive since they include a host of card-member services. LIFE's credit cards include ones issued with partner companies, which benefit from added convenience for their customers, improved customer management capabilities, and another way to promote sales.


Customer
Affiliated retailer
LIFE

① Credit card application
② Credit review application
③ Use of card and signature to make purchase
④ Product or service provided to customer
⑤ Credit card receipt submitted
⑥ Lump-sum payment
⑦ Bill sent to customer
⑧ Payment (installment/revolving)

2. Per-item credit

Under this system, consumers without credit cards or the required cash are able to purchase the goods they want with financing from LIFE. Credit reviews are conducted at the time of purchase.

Consumers can choose to make a one-time payment, installment payments, or payments out of future bonuses, depending on whichever financing option fits their lifestyle. The system is also attractive to affiliated retailers since LIFE services the loans, thereby freeing the retailers from customers' credit risk and allowing them to streamline their operations.


Customer
Affiliated retailer
LIFE

① Purchase credit application
② Credit review application
③ Credit review
④ Results of credit review
⑤ Product or service provided to customer
⑥ Contract submitted
⑦ Lump-sum payment
⑧ Bill sent to customer
⑨ Payment

3. Credit guarantees

Under this system, LIFE conducts credit reviews on behalf of partner financial institutions that provide financing to customers, and guarantees the financing.

This system allows banks to quickly provide their customers with unsecured loans, with the help of LIFE's scoring system. At the same time, banks can minimize their credit risks and benefit from having another source of stable earnings. LIFE's expertise comes heavily into play in the credit guarantee business, which requires strong risk-management capabilities based on access to a voluminous amount of consumer credit information and the ability to manage customers' credit.


Customer
LIFE
Financial institutions in partnership

① Loan application
② Credit review request
③ Credit review
④ Guarantee approval
⑤ Loan provided
⑥ Loan repaid

Other subsidiaries

Consumer credit operations

Happy Credit Corporation, Sinwa Co., Ltd. and Sanyo Shinpan Co., Ltd. have all now introduced AIFUL's scoring system, an important step towards bolstering credit investigation systems to guard against further increase in expenses for doubtful receivables. Under such circumstances, mid-sized consumer finance companies have very high ratios of bad-debt write-offs, in excess of 10%, and these three group companies' earnings have been significantly squeezed as well by bad debts. Rather than expand their loans, they have been cutting back on credit to improve the quality of their receivables. At the end of fiscal 2002, Happy Credit's loans outstanding decreased 2.6% to ¥31,587 million ($263 million), Sinwa's rose 5.2% to ¥22,263 million ($186 million), and Sanyo Shinpan's climbed 4.2% to ¥11,865 million ($99 million).

Small business loans

Businext Corporation, a joint venture set up in conjunction with the Sumitomo Trust and Banking Co., Ltd., gradually increased its outstanding loans to ¥15,397 million by switching from a passive, commercial-centered marketing strategy to a more aggressive strategy involving approaching potential customers with direct mail and taking on salespeople from Misawa Van. Loan applications grew, but the company did not attract its originally targeted moderate-risk segment of customers. Amid the downturn in the economy, the highly creditworthy businesses that Businext Corporation has targeted have been repaying their loans. Instead, demand for funds has risen among high-risk customer segments. Businext Corporation turns down about 80% of customers, but intends to approach this segment in partnership with small business lender City's Corporation, which targets high-risk segments.

In October 2002, City's Corporation became a member of the AIFUL Group. Since that time, the company's existing credit investigation know-how and human assets have been augmented by AIFUL's information management systems and management expertise. It intends to seek out marketing, credit review, and sales synergies with Businext Corporation, which focuses on moderate-risk segments of the market. As a result, loans at the end of fiscal 2002 totaled ¥29,176 million ($243 million). At present, the company is paying careful attention to the shifting economic climate in planning its next moves.

Earnings Outlook

Although business conditions are likely to remain challenging in fiscal 2003, in light of such external factors as the high number of unemployed and rising number of personal bankruptcies related to the economic slump, and likely tougher competition from bank-affiliated consumer finance companies and credit card companies, the AIFUL Group expects to increase both sales and earnings thanks in part to a growing contribution from LIFE.

Even so, AIFUL expects 3% growth in the outstanding amount of unsecured loans and a 2.7% decline in new customers to 394,000, partly due to tightened credit criteria stemming from a rise in bad debts.

Bad debts are likely to remain high and continue to weigh on earnings, given the rise in personal bankruptcies and the high level of unemployment.

Under these difficult circumstances, AIFUL will consolidate the sales-related operations of all of its staffed offices nationwide at its two contact centers in the Kansai area starting in October 2003, in order to offer a high level of customer service, streamline operations, and reduce costs. AIFUL also has several companywide cost-reduction projects under way and has been cutting expenses in a detailed manner.

As a result, although bad debts are still on the rise, AIFUL expects cost reductions to help ordinary income stay roughly unchanged from fiscal 2002, at ¥108,000 million ($900 million), up 0.8%. Operating revenue is projected to rise 6.2% to ¥344,849 million ($2,874 million) and net income to inch up 2.2% to ¥56,532 million ($471 million).

In April 2003, LIFE teamed up with leading consumer electronics retailer Eiden, part of the EDION Group,

and Sanwado, a retailer of DIY home products, in the credit card business. They plan to issue 700,000 credit cards through the partnership, and have established a marketing unit to develop marketing techniques and attractive cards, and increase card utilization.

In the per-item credit and credit guarantee businesses, LIFE withdrew from the low-profit auto loan business and reduced its outstanding amount of home loans, and plans to continue to pour management resources into high-profit areas.

LIFE Cash Plaza is tightening credit to new customers, given the increase in bad debts, and is focusing on attracting highly creditworthy customers. To attract new customer segments, LIFE plans to roll out new offices under a new concept, LIFE Card.

Through these efforts, LIFE expects fiscal 2003 operating revenue to increase 19.1% to ¥123,710 million ($1,031 million), ordinary income to jump 74.0% to ¥14,000 million ($117 million), and net income to increase 81.4% to ¥16,599 million ($138 million).

As a result, the AIFUL Group expects fiscal 2003 consolidated operating revenue to increase 13.2 % to ¥494,522 million ($4,121 million), ordinary income to rise 9.1% to ¥122,012 million ($1,017 million), and net income to increase 8.6% to ¥65,056 million ($542 million).

The Maximum Lending Rate

In response to a growing crisis over predatory lenders, a bill to revise the Money Lending Business Restriction Law and Capital Subscription Law was passed on July 25, 2003, and is scheduled to take effect in January 2004. Some measures will take effect in August 2003, including increased penalties against unregistered money lenders, bans on advertising and solicitations by unregistered money lenders, and other measures designed to crack down on predatory lending.

A legal revision in June 2000 lowered the maximum lending rate from 40.004% to 29.2%, but the current revision does not lower it further. The money lending industry lobbied for an increase or elimination of the lending rate cap, arguing that the June 2000 revision actually led to a sizable increase in the number of illegally operating predatory lenders. The result was a decision to maintain the current maximum lending rate but to review it again within three years, in light of the impact of the measures to deal with predatory lending.

FINANCIAL SECTION >>

Contents

Consolidated Balance Sheets

AIFUL Corporation and Consolidated Subsidiaries
March 31, 2003 and 2002

ASSETS	Millions of Yen 2003	Millions of Yen 2002	Thousands of U.S. Dollars (Note 3) 2003
CURRENT ASSETS :			
Cash and cash equivalents	¥ 131,643	¥ 139,126	$ 1,097,025
Time deposits (Note 9)	653	1,632	5,442
Marketable securities (Note 8)	510	269	4,250
Loans (Notes 4 and 9)	1,670,782	1,482,796	13,923,183
Installment accounts receivable (Notes 5 and 9)	147,857	120,756	1,232,142
Loan guarantees (Note 6)	128,745	140,143	1,072,875
Other receivables	12,739	16,113	106,158
Allowance for doubtful loans and receivables	(113,439)	(92,117)	(945,325)
Inventories (Notes 7 and 9)	724	1,215	6,033
Prepaid expenses	4,186	4,075	34,883
Deferred tax assets (Note 12)	25,583	9,971	213,192
Other current assets (Note 9)	87,485	47,421	729,042
Total current assets	2,097,468	1,871,400	17,478,900
PROPERTY, PLANT AND EQUIPMENT (Note 9) :			
Land	14,802	15,163	123,350
Buildings and structures	40,811	41,819	340,092
Machinery and equipment	12,114	11,375	100,950
Construction in progress	3,094		25,783
Total	70,821	68,357	590,175
Accumulated depreciation	(28,809)	(27,249)	(240,075)
Net property, plant and equipment	42,012	41,108	350,100
INVESTMENTS AND OTHER ASSETS :			
Investment securities (Notes 8 and 9)	11,256	9,028	93,800
Investments in and advances to unconsolidated subsidiaries and associated companies (Note 13)	4,137	4,836	34,475
Claims in bankruptcy (Note 4)	17,363	14,268	144,692
Allowance for advances to an unconsolidated subsidiary and claims in bankruptcy	(18,691)	(17,220)	(155,758)
Goodwill, net	22,046	23,240	183,717
Software, net	16,347	7,429	136,225
Long-term loans receivables (less current portion)	16,781	8,727	139,841
Lease deposits	10,851	10,898	90,425
Long-term prepayments	6,274	3,983	52,283
Deferred tax assets (Note 12)	16,591	21,264	138,258
Deferred losses on hedging instruments, mainly interest rate swaps	33,675	22,931	280,625
Other assets (Note 9)	6,003	7,742	50,025
Total investments and other assets	142,633	117,126	1,188,608
TOTAL	¥2,282,113	¥2,029,634	$19,017,608

See notes to consolidated financial statements.

LIABILITIES AND SHAREHOLDERS' EQUITY	*Millions of Yen* 2003	2002	*Thousands of U.S. Dollars (Note 3)* 2003
CURRENT LIABILITIES :			
Short-term borrowings (Note 9)	¥ 68,865	¥ 52,492	$ 573,875
Current portion of long-term debt (Note 9)	490,653	446,271	4,088,775
Trade notes payable	11,249	9,580	93,741
Trade accounts payable (Note 9)	19,919	23,475	165,992
Obligation under loan guarantees (Note 6)	128,745	140,143	1,072,875
Income taxes payable	37,628	16,892	313,567
Accrued expenses	9,256	9,147	77,133
Other current liabilities (Notes 5 and 6)	38,531	31,114	321,092
Total current liabilities	804,846	729,114	6,707,050
LONG-TERM LIABILITIES :			
Long-term debt (less current portion) (Note 9)	945,451	845,510	7,878,758
Liability for retirement benefits (Note 10)	8,787	7,026	73,225
Interest rate swaps	32,119	22,305	267,658
Other long-term liabilities	890	825	7,417
Total long-term liabilities	987,247	875,666	8,227,058
MINORITY INTERESTS	4,029	3,511	33,575
SHAREHOLDERS' EQUITY (Notes 11 and 17) :			
Common stock, authorized, 373,500,000 shares in 2003 and 224,000,000 shares in 2002; issued, 94,690,000 shares in 2003 and 93,376,000 shares in 2002	83,317	83,317	694,308
Capital surplus - Additional paid-in capital	104,126	94,048	867,717
Retained earnings	300,924	246,240	2,507,700
Net unrealized loss on available-for-sale securities	(323)	(216)	(2,692)
Total	488,044	423,389	4,067,033
Treasury stock, at cost 221,638 shares in 2003 and 220,585 shares in 2002	(2,053)	(2,046)	(17,108)
Total shareholders' equity	485,991	421,343	4,049,925
TOTAL	¥2,282,113	¥2,029,634	$19,017,608

Consolidated Statements of Income

AIFUL Corporation and Consolidated Subsidiaries

Years Ended March 31, 2003 and 2002

	Millions of Yen		Thousands of U.S. Dollars (Note 3)
	2003	2002	2003
INCOME :			
Interest on loans	¥ 406,484	¥359,318	$3,387,367
Interest on credit card shopping loans	7,878	6,742	65,650
Interest on per-item shopping loans	15,179	10,353	126,492
Interest on loan guarantees	4,133	4,076	34,442
Interest on deposits, securities and other	474	582	3,950
Sales of property for sale	306	2,824	2,550
Income from restaurant business and other	935	1,247	7,791
Recovery of loans previously charged off	6,431	5,715	53,591
Other income	9,348	9,157	77,900
Total income	451,168	400,014	3,759,733
EXPENSES :			
Interest on borrowings	35,335	31,697	294,458
Charge-offs and provision for doubtful loans and receivables, advances to an unconsolidated subsidiary and claims in bankruptcy	138,479	92,576	1,153,992
Salaries and other employees' benefits	44,828	42,234	373,567
Advertising expenses	21,748	26,846	181,233
Rental expenses	24,359	22,961	202,992
Commissions and fees	19,291	19,667	160,758
Depreciation and amortization	10,364	19,269	86,367
Stock issue costs		4,235	
Loss on write-down of property, plant and equipment	541	31,241	4,508
Provision for employees' retirement benefits (Note 10)	3,187	1,353	26,558
Provision for retirement benefits to directors and corporate auditors	104	114	867
Other expenses	45,479	45,973	378,992
Total expenses	343,715	338,166	2,864,292
INCOME BEFORE INCOME TAXES AND MINORITY INTERESTS	107,453	61,848	895,441
INCOME TAXES (Note 12) :			
Current	57,555	36,293	479,625
Deferred	(10,129)	(8,908)	(84,408)
Total income taxes	47,426	27,385	395,217
MINORITY INTERESTS IN NET INCOME (LOSS)	116	(601)	966
NET INCOME	¥ 59,911	¥ 35,064	$ 499,258

	Yen		U.S. Dollars
AMOUNTS PER COMMON SHARE (Notes 2.s and 16):			
Basic net income	¥637.59	¥388.85	$5.31
Cash dividends applicable to the year	60.00	50.00	0.50

See notes to consolidated financial statements.

Consolidated Statements of Shareholders' Equity

AIFUL Corporation and Consolidated Subsidiaries

Years Ended March 31, 2003 and 2002

	Thousands	*Millions of Yen*				
	Number of Shares of Common Stock Issued	Common Stock	Capital Surplus	Retained Earnings	Net Unrealized Gain (Loss) on Available-for-sale Securities	Treasury Stock, at cost
BALANCE AT APRIL 1, 2001	84,876	¥39,789	¥ 50,528	¥215,978	¥ 255	
Adjustment of retained earnings for newly consolidated subsidiaries				165		
Net income				35,064		
Cash dividends paid, ¥55 per share				(4,880)		
Bonuses to directors and corporate auditors				(87)		
Issuance of common stock	8,500	43,528	43,520			
Net unrealized loss on available-for-sale securities					(471)	
Net increase in treasury stock (220,585 shares)						¥ (2,046)
BALANCE AT MARCH 31, 2002	93,376	83,317	94,048	246,240	(216)	(2,046)
Net income				59,911		
Cash dividends paid, ¥55 per share				(5,124)		
Bonuses to directors and corporate auditors				(103)		
Acquisition of City Green Corporation (Notes 2.a and 11)	1,314		10,078			
Net unrealized loss on available-for-sale securities					(107)	
Net increase in treasury stock (1,053 shares)						(7)
BALANCE AT MARCH 31, 2003	94,690	¥83,317	¥104,126	¥300,924	¥ (323)	¥ (2,053)

	Thousands of U.S. Dollars (Note 3)				
	Common Stock	Capital Surplus	Retained Earnings	Net Unrealized Gain (Loss) on Available-for-sale Securities	Treasury Stock, at cost
BALANCE AT MARCH 31, 2002	$694,308	$783,733	$2,052,000	$(1,800)	$(17,050)
Net income			499,258		
Cash dividends paid, $0.46 per share			(42,700)		
Bonuses to directors and corporate auditors			(858)		
Acquisition of City Green Corporation (Notes 2.a and 11)		83,984			
Net unrealized loss on available-for-sale securities				(892)	
Net increase in treasury stock (1,053 shares)					(58)
BALANCE AT MARCH 31, 2003	$694,308	$867,717	$2,507,700	$(2,692)	$(17,108)

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

AIFUL Corporation and Consolidated Subsidiaries
Years Ended March 31, 2003 and 2002

	Millions of Yen		Thousands of U.S. Dollars (Note 3)
	2003	2002	2003
OPERATING ACTIVITIES :			
Income before income taxes and minority interests	¥ 107,453	¥ 61,848	$ 895,441
Adjustments for :			
Income taxes - paid	(36,826)	(45,268)	(306,883)
Depreciation and amortization	10,364	19,269	86,367
Increase in allowance for doubtful loans and receivables, advances to an unconsolidated subsidiary and claims in bankruptcy	20,909	10,640	174,242
Increase (decrease) in liability for employees' retirement benefits	1,628	(118)	13,567
Stock issue costs		4,235	
Amortization of bonds issue costs	830	976	6,917
Loss on write-down of investment securities	858	707	7,150
Loss on write-down of property, plant and equipment	541	31,241	4,508
Loss on sales of property, plant and equipment	375	121	3,125
Loss on disposal of property, plant and equipment	410	901	3,417
Changes in assets and liabilities :			
Increase in loans	(160,196)	(221,754)	(1,334,967)
Increase in installment accounts receivable and loan guarantees	(27,102)	(34,114)	(225,850)
Decrease in other receivables	3,374	7,024	28,117
Increase in claims in bankruptcy	(1,015)	(2,409)	(8,458)
Decrease in inventories	491	2,155	4,091
Decrease (increase) in prepaid expenses	(117)	528	(975)
Increase in long-term prepayments	(3,148)	(1,615)	(26,233)
Increase in other current assets	(14,360)	(12,829)	(119,667)
Increase (decrease) in other current liabilities	5,009	(7,023)	41,741
Other – net	459	1,730	3,825
Total adjustments	(197,516)	(245,603)	(1,645,966)
Net cash used in operating activities	(90,063)	(183,755)	(750,525)
INVESTING ACTIVITIES :			
Capital expenditures	(17,321)	(8,274)	(144,342)
Increase in loans	(30,967)	(7,029)	(258,058)
Purchases of investment securities	(3,459)	(3,666)	(28,825)
Proceeds from sale of investment in a subsidiary		4,200	
Acquisitions of subsidiaries (net of cash acquired)	(7,556)		(62,967)
Increase in investment in trust	(1,744)	(1)	(14,533)
Other – net	3,874	3,565	32,283
Net cash used in investing activities - (Forward)	¥ (57,173)	¥ (11,205)	$ (476,442)

(Continued)

	Millions of Yen		Thousands of U.S. Dollars (Note 3)
	2003	2002	2003
Net cash used in investing activities - (Forward)	¥ (57,173)	¥ (11,205)	$ (476,442)
FINANCING ACTIVITIES :			
Net increase in short-term borrowings	5,414	5,168	45,116
Proceeds from long-term debt (net of bonds issue costs)	653,891	525,491	5,449,092
Repayments of long-term debt	(522,922)	(426,105)	(4,357,683)
Proceeds from public offering (net of stock issue costs)		82,814	
Cash dividends paid	(5,124)	(4,881)	(42,700)
Acquisition of treasury stock	(6)	(2,046)	(50)
Proceeds from minority shareholders	400	70	3,333
Net cash provided by financing activities	131,653	180,511	1,097,108
FOREIGN CURRENCY TRANSLATION ADJUSTMENTS ON CASH AND CASH EQUIVALENTS	35	16	292
NET DECREASE IN CASH AND CASH EQUIVALENTS	(15,548)	(14,433)	(129,567)
CASH AND CASH EQUIVALENTS OF NEWLY CONSOLIDATED SUBSIDIARIES, BEGINNING OF YEAR	8,065	124	67,209
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	139,126	153,435	1,159,383
CASH AND CASH EQUIVALENTS, END OF YEAR	¥ 131,643	¥ 139,126	$ 1,097,025
NONCASH INVESTING ACTIVITIES :			
During the year ended March 31, 2003, the Company acquired City's Corporation, and City Green Corporation as follows:			
Assets acquired	¥ 42,491		$ 354,092
Cash paid for capital stock, less acquired cash and cash equivalents	7,556		62,967
Liabilities assumed	24,857		207,141
Value of 1,314,000 common shares issued for City Green Corporation	10,078		83,984

See notes to consolidated financial statements.

(Concluded)

Notes to Consolidated Financial Statements

AIFUL Corporation and Consolidated Subsidiaries
Years Ended March 31, 2003 and 2002

Note 1:

BASIS OF PRESENTING CONSOLIDATED FINANCIAL STATEMENTS

The accompanying consolidated financial statements have been prepared in accordance with the provisions set forth in the Japanese Securities and Exchange Law and its related accounting regulations, and in conformity with accounting principles and practices generally accepted in Japan, which are different in certain respects as to application and disclosure requirements of International Financial Reporting Standards. The consolidated financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Japan.

In preparing these consolidated financial statements, certain reclassifications and rearrangements have been made to the consolidated financial statements issued domestically in order to present them in a form which is more familiar to readers outside Japan. In addition, certain reclassifications have been made in 2002 consolidated financial statements to conform to the classifications used in 2003.

Note 2:

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. *Consolidation* - The consolidated financial statements as of March 31, 2003 include the accounts of AIFUL Corporation (the "Company") and its nine significant (seven in 2002) subsidiaries (together, the "Group"). The accounts of City Green Corporation ("City Green") and City's Corporation ("City's") are newly consolidated for the year ended March 31, 2003. Consolidation of the remaining subsidiaries would not have a material effect on the accompanying consolidated financial statements.

Under the control or influence concept, those companies in which the Company, directly or indirectly, is able to exercise control over operations are fully consolidated, and those companies over which the Group has the ability to exercise significant influence are accounted for by the equity method.

City's, which engages in small business loans, became an associated company of the Company effective August 13, 2002. As of September 30, 2002, the AIFUL Corporation ownership and City Green ownership of City's were 42.2% and 57.8%, respectively. As of October 1, 2002, the Company acquired all 2,000 shares of City Green, in exchange for 1,314,000 shares of the Company's common stock. As a result, City Green and City's became a wholly directly and indirectly owned subsidiary of the Company effective October 1, 2002.

Investments in the remaining four unconsolidated subsidiaries and one (two in 2002) associated company are accounted for on the cost basis. The effect on the consolidated financial statements of not applying the equity method is immaterial.

The accounts of AsTry Loan Services Corporation and Marutoh KK were newly consolidated as of March 31, 2002. On November 19, 2001, the Company and Aozora Bank, Ltd. established AsTry Loan Services Corporation, a new joint corporation, which engages in management and collection services for various specified loans. Marutoh KK, which engages in real estate lease management, has become financially influenced by the Company.

Goodwill on acquisition of subsidiaries is amortized using the straight-line method over ten years. However, when the excess of cost over net assets of subsidiaries acquired is not material, it is charged to income when incurred.

All significant intercompany balances and transactions have been eliminated in consolidation. All material unrealized profit included in assets resulting from transactions within the Group is eliminated.

b. *Cash Equivalents* - Cash equivalents are short-term investments that are readily convertible into cash and that are exposed to insignificant risk of changes in value. Cash equivalents include time deposits and certificate of deposits which mature or become due within three months of the date of acquisition.

c. *Inventories* - Inventories include property for sale and supplies. Property for sale is stated at the lower of cost or market, cost being determined by the specific identification method. Depreciation of property for sale currently rented is computed by the same method, as applied to property, plant and equipment. Supplies are stated at the most recent purchase price, which approximates cost determined by the first-in, first-out method.

d. *Marketable and Investment Securities* - Held-to-maturity debt securities are reported at amortized cost

and available-for-sale securities are reported at fair value, with unrealized gains and losses, net of applicable taxes, reported in a separate component of shareholders' equity. The cost of securities sold is determined based on the moving-average method. Non-marketable available-for-sale securities are stated at cost determined by the moving-average method. For other than temporary declines in fair value, investment securities are reduced to net realizable value by a charge to income.

e. *Property, Plant and Equipment* - Property, plant and equipment are stated at cost. Depreciation is computed by the declining-balance method. The range of useful lives is principally from 3 to 50 years for buildings and structures and from 2 to 20 years for machinery and equipment.

f. *Software* - Expenditures for the purchase of software, which meet certain future-tests, are capitalized as software and amortized by the straight-line method over the estimated useful lives of five years.

g. *Liability for Retirement Benefits* - The Company and certain consolidated subsidiaries have contributory and non-contributory funded pension plans covering substantially all employees.
The Group accounted for the net liability for retirement benefits based on projected benefit obligations and plan assets at the balance sheet date.
Liability for retirement benefits to directors and corporate auditors is provided at the amount which would be required if they retired at each balance sheet date.

h. *Allowances for Doubtful Accounts* - The allowance for doubtful accounts is stated in amounts considered to be appropriate based on the Group's past credit loss experience and an evaluation of potential losses in the receivables outstanding.

i. *Leases* - All leases are accounted for as operating leases. Under Japanese accounting standards for leases, finance leases that deem to transfer ownership of the leased property to the lessee are to be capitalized, while other finance leases are permitted to be accounted for as operating lease transactions if certain "as if capitalized" information is disclosed in the notes to the lessee's consolidated financial statements.

j. *Income Taxes* - The provision for income taxes is computed based on the pretax income included in the consolidated statements of income. The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Deferred taxes are measured by applying currently enacted tax laws to the temporary differences.

k. *Appropriations of Retained Earnings* - Appropriations of retained earnings are reflected in the consolidated financial statements for the following year upon shareholders' approval.

l. *Foreign Currency Transactions* - All short-term and long-term monetary receivables and payables denominated in foreign currencies are translated into Japanese yen at the exchange rates at the balance sheet date. The foreign exchange gains and losses from translation are recognized in the consolidated statements of income.

m. *Interest on Loans* - Interest on loans is recorded on an accrual basis. In accordance with the practice prevailing in the industry, the Group records accrued interest to the extent that the realization of such income is considered to be certain.

n. *Installment Revenue* - Fees from customers and member stores applying the add-on method are generally recorded collectively as unearned income when credit contracts become effective and are recognized in equal installments over the lives of contracts. Fees from customers applying the remaining principal method or revolving method are generally recognized in equal installments over the lives of contracts.

o. *Interest on Borrowings* - Interest on financial liabilities is accounted for as operating expenses while other interest is included in other expenses.

p. *Stock Issue Costs* - Stock issue costs are charged to income as incurred.

q. *Bonds Issue Costs* - Bonds issue costs, which are included in other assets, are amortized ratably over periods up to three years.

r. *Derivatives and Hedging Activities* - The Group uses derivative financial instruments to manage its exposures to fluctuations in interest rates. Interest rate swaps and caps are utilized by the Group to reduce interest rate risks. The Group does not enter into derivatives for trading or speculative purposes. The accounting standard for derivative financial instruments requires that: a) all derivatives are recognized as either assets or liabilities and measured at fair value, and gains or losses on derivative transactions are recognized in the consolidated statements of income, and b) for derivatives used for hedging purposes, if derivatives qualify for hedge accounting because of high correlation and effectiveness between the hedging instruments and the hedged items, gains or losses on derivatives are deferred until maturity of the hedged transactions.

The interest rate swaps and caps which qualify for hedge accounting and meet specific matching criteria are not remeasured at market value but the differential paid or received under the swap or cap agreements are recognized and included in interest expense or income.

s. *Per Share Information* - Effective April 1, 2002, the Company adopted a new accounting standard for earnings per share of common stock issued by the Accounting Standards Board of Japan. Under the new standard, basic net income per share is computed by dividing net income available to common shareholders, which is more precisely computed than under previous practices, by the weighted-average number of common shares outstanding for the period.

Diluted net income per share of common stock reflects the potential dilution that could occur if securities were exercised or converted into common stock and assumes full exercise of outstanding stock options. Basic net income per share for the years ended March 31, 2003 and 2002 are computed in accordance with the new standard. Diluted net income per share is not disclosed because it is anti-dilutive.

Cash dividends per share presented in the accompanying consolidated statements of income are dividends applicable to the respective years including dividends to be paid after the end of the year.

Note 3: TRANSLATION INTO UNITED STATES DOLLARS

The consolidated financial statements are stated in Japanese yen, the currency of the country in which the Company is incorporated and operates. The translation of Japanese yen amounts into U.S. dollar amounts are included solely for the convenience of readers outside Japan and have been made at the rate of ¥120 to $1, the approximate rate of exchange at March 31, 2003. Such translations should not be construed as representations that the Japanese yen amounts could be converted into U.S. dollars at that or any other rate.

Note 4:

LOANS

Loans at March 31, 2003 and 2002 consisted of the following (before allowance for doubtful loans) :

	Millions of Yen		*Thousands of U.S. Dollars*
	2003	2002	2003
Unsecured	¥1,442,980	¥1,332,218	$12,024,833
Secured	325,437	278,893	2,711,975
Small business loans	65,285	24,843	544,042
Total	¥1,833,702	¥1,635,954	$15,280,850
Off-balance sheet securitized loans	(162,920)	(153,158)	(1,357,667)
Net	¥1,670,782	¥1,482,796	$13,923,183

Registered moneylenders are required to disclose the following information under the Non-Bank Bond Law.

	Millions of Yen		*Thousands of U.S. Dollars*
	2003	2002	2003
Loans in legal bankruptcy	¥ 20,830	¥16,457	$ 173,583
Nonaccrual loans	39,897	28,723	332,475
Accruing loans contractually past due three months or more as to principal or interest payments	16,503	11,945	137,525
Restructured loans	43,169	37,729	359,742
Total	¥120,399	¥94,854	$1,003,325

Loans in legal bankruptcy are loans in which accruals of interest are discontinued (excluding the portion recognized as bad debts), based on management's judgment as to the collectibility of principal or interest resulting from the past due payment of interest or principal and other factors. Allowance for claims in bankruptcy is stated at such amount less net realizable value of collateral.

Nonaccrual loans are loans in which accruals of interest are discontinued, and those other than loans in legal bankruptcy as well as loans receiving regular payments in case of granting deferral of interest payment to the debtors in financial difficulties to assist them in their recovery.

Accruing loans contractually past due three months or more as to principal or interest payments are loans for which payments of principal or interest have not been received for a period of three months or more beginning with the next business day following the last due date for such payments. Loans classified as loans in legal bankruptcy and nonaccrual loans are excluded from accruing loans contractually past due three months or more.

Restructured loans are loans on which creditors grant concessions (e.g., reduction of the stated interest rate, deferral of interest payment, extension of maturity date, waiver of the face amount, or other concessive measures) to the debtors in financial difficulties to assist them in their recovery and eventually enable them to pay creditors. Loans classified as loans in legal bankruptcy, nonaccrual loans and accruing loans contractually past due three months or more are excluded.

The securitized loans, which were not recognized on the balance sheets, amounted to ¥162,920 million

($1,357,667 thousand) and ¥153,158 million at March 31, 2003 and 2002, respectively.
At March 31, 2003 and 2002, the Group had the balances related to revolving loan contracts of ¥1,445,473 million ($12,045,608 thousand) and ¥1,326,652 million, respectively, whereby a commitment is set up for each loan customer and the Group is obligated to advance funds up to a predetermined amount upon request. At March 31, 2003 and 2002, the balances of unadvanced commitments were ¥4,228,629 million ($35,238,575 thousand) and ¥3,680,028 million, respectively. The loan contract contains provisions that allow the Group to reduce the contract amount of the commitment or refuse to advance funds to loan customers under certain conditions.

Note 5: INSTALLMENT ACCOUNTS RECEIVABLE

Installment accounts receivable and unearned income, included in other current liabilities at March 31, 2003 and 2002, consisted of the following :

	Millions of Yen				*Thousands of U.S. Dollars*	
	2003		2002		2003	
	Receivables	Unearned income	Receivables	Unearned income	Receivables	Unearned income
Credit card shopping loans	¥ 64,117	¥ 538	¥ 61,687	¥1,044	$ 534,308	$ 4,483
Per-item shopping loans	171,755	9,661	148,592	6,283	1,431,292	80,509
Other	1		27		8	
Total	¥235,873	¥10,199	¥210,306	¥7,327	$1,965,608	$84,992
Off-balance sheet securitized installment accounts receivable	(88,016)		(89,550)		(733,466)	
Net	¥147,857	¥10,199	¥120,756	¥7,327	$1,232,142	$84,992

In addition, the Group has unearned income of ¥219 million ($1,825 thousand) and ¥258 million at March 31, 2003 and 2002, respectively, related to loans other than those shown in the above table.

The securitized installment accounts receivable, which were not recognized on the balance sheets, amounted to ¥88,016 million ($733,466 thousand) and ¥89,550 million at March 31, 2003 and 2002, respectively.

Note 6: LOAN GUARANTEES AND OBILIGATIONS UNDER LOAN GUARANTEES

The Group, as guarantor, recorded loan guarantees as a contra account of obligations under loan guarantees. Unearned income relating to loan guarantees was ¥670 million ($5,583 thousand) and ¥1,294 million at March 31, 2003 and 2002, respectively.

Note 7: INVENTORIES

Inventories at March 31, 2003 and 2002 consisted of the following :

	Millions of Yen		Thousands of U.S. Dollars
	2003	2002	2003
Property for sale	¥564	¥1,025	$4,700
Supplies	160	190	1,333
Total	¥724	¥1,215	$6,033

Note 8: MARKETABLE AND INVESTMENT SECURITIES

Marketable and investment securities as of March 31, 2003 and 2002 consisted of the following :

	Millions of Yen		Thousands of U.S. Dollars
	2003	2002	2003
Current:			
Government and corporate bonds	¥ 10	¥ 269	$ 83
Other	500		4,167
Total	¥ 510	¥ 269	$ 4,250
Non-current:			
Equity securities	¥ 9,476	¥9,018	$78,967
Government and corporate bonds	120	10	1,000
Other	1,660		13,833
Total	¥11,256	¥9,028	$93,800

Information on the marketable securities classified as available-for-sale at March 31, 2003 and 2002 was as follows :

	Millions of Yen			
	2003			
	Cost	Unrealized Gains	Unrealized Losses	Fair Value
Available-for-sale:				
Equity securities	¥7,112	¥165	¥955	¥6,322
Debt securities	130			130
	¥7,242	¥165	¥955	¥6,452

	Millions of Yen			
	2002			
	Cost	Unrealized Gains	Unrealized Losses	Fair Value
Available-for-sale :				
Equity securities	¥6,679	¥267	¥842	¥6,104
Debt securities	270			270
	¥6,949	¥267	¥842	¥6,374

	Thousands of U.S. Dollars			
	2003			
	Cost	Unrealized Gains	Unrealized Losses	Fair Value
Available-for-sale:				
Equity securities	$59,267	$1,375	$7,958	$52,684
Debt securities	1,083			1,083
	$60,350	$1,375	$7,958	$53,767

Available-for-sale securities and held-to-maturity securities whose fair value is not readily determinable as of March 31, 2003 and 2002 were as follows :

	Carrying amount		
	Millions of Yen		Thousands of U.S. Dollars
	2003	2002	2003
Available-for-sale:			
Equity securities	¥3,154	¥2,913	$26,283
Other	2,160		18,000
Held-to-maturity securities		9	
Total	¥5,314	¥2,922	$44,283

Proceeds from sales of available-for-sale securities for the years ended March 31, 2003 and 2002 were ¥1,605 million ($13,375 thousand) and ¥1,517 million, respectively. Gross realized gains on these sales, computed on the moving average cost basis, were ¥212 million ($1,767 thousand) and ¥140 million for the years ended March 31, 2003 and 2002, respectively, and gross realized losses were ¥5 million ($42 thousand) and ¥2 million for the years ended March 31, 2003 and 2002, respectively.

The carrying values of debt securities by contractual maturities for securities classified as available-for-sale at March 31, 2003 are as follows :

	Millions of Yen	Thousands of U.S. Dollars
	Available-for-sale	Available-for-sale
Due within one year	¥510	$4,250
Due after one year through five years	120	1,000

Note 9:

SHORT-TERM BORROWINGS AND LONG-TERM DEBT

Short-term borrowings at March 31, 2003 and 2002 consisted of the following :

	Millions of Yen		*Thousands of U.S. Dollars*
	2003	2002	2003
Commercial paper, 0.60% to 0.80% (0.79% at March 31, 2002)	¥13,500	¥15,000	$112,500
Loans from banks, 0.80% to 2.75% (0.84% to 2.60% at March 31, 2002)	17,600	15,211	146,667
Loans from other financial institutions, 1.38% to 1.48% (1.48% at March 31, 2002)	6,000	2,000	50,000
Other (principally from leasing and factoring companies), 1.70% to 2.50% (2.40% to 2.90% at March 31, 2002)	31,765	20,281	264,708
Total	¥68,865	¥52,492	$573,875

Long-term debt at March 31, 2003 and 2002 consisted of the following :

	Millions of Yen		Thousands of U.S. Dollars
	2003	2002	2003
Loans from banks, 1.36% to 4.20%, due serially to 2008 (1.08% to 4.20%, due serially to 2007 at March 31, 2002)	¥ 531,189	¥ 463,160	$ 4,426,575
Loans from other financial institutions, 1.50% to 4.20%, due serially to 2008 (1.75% to 4.20%, due serially to 2007 at March 31, 2002)	224,357	219,885	1,869,641
Syndicated loans, 0.89% to 1.78%, due serially to 2009 (2.50%, due serially to 2004 at March 31, 2002)	86,835	46,667	723,625
Unsecured 2.43% yen straight bonds, due 2002		10,000	
Unsecured 1.73% to 3.65% yen straight bonds, due 2003 (1.50% to 3.20% at March 31, 2002)	20,000	75,000	166,667
Unsecured 2.00% to 2.53% yen straight bonds, due 2004	135,000	135,000	1,125,000
Unsecured 1.75% to 2.00% yen straight bonds, due 2005 (1.75% to 1.86% at March 31, 2002)	50,000	30,000	416,667
Unsecured 1.30% to 3.27% yen straight bonds, due 2006 (1.70% to 3.27% at March 31, 2002)	78,500	60,000	654,167
Unsecured 1.66% to 2.51% yen straight bonds, due 2007 (2.51% at March 31, 2002)	43,000	20,000	358,333
Unsecured 1.62% to 2.48% yen straight bonds, due 2008 (2.48% at March 31, 2002)	30,000	15,000	250,000
Unsecured 1.28% to 3.28% yen straight bonds, due 2009 (3.28% at March 31, 2002)	28,000	8,000	233,333
Unsecured 2.93% to 3.00% yen straight bonds, due 2010	20,000	20,000	166,667
Unsecured 3.65% Euro-yen straight bonds, due 2003	9,500	9,500	79,167
Unsecured variable rate Euro-yen straight bonds, due 2006 (1.82% at March 31, 2003, 1.83% at March 31, 2002)	15,000	15,000	125,000
Unsecured 1.73% medium-term notes, due 2002		3,000	
Unsecured variable rate Euro-yen medium-term notes, due 2002		3,000	
Unsecured 0.86% medium-term notes, due 2005	4,000		33,333
Unsecured 2.21% medium-term notes, due 2007	1,000	1,000	8,333
Unsecured 3.00% medium-term notes, due 2008	3,000	3,000	25,000
Unsecured 3.50% medium-term notes, due 2015	15,000	15,000	125,000
Other (principally from leasing and factoring companies), 0.85% to 4.05%, due serially to 2008 (2.00% to 4.80%, at March 31, 2002)	141,723	139,569	1,181,025
Total	1,436,104	1,291,781	11,967,533
Less current portion	(490,653)	(446,271)	(4,088,775)
Long-term debt, less current portion	¥ 945,451	¥ 845,510	$ 7,878,758

The Company had an interest rate swap agreement that effectively converted variable rate interest payable on ¥3,000 million of Euro-yen medium-term notes, due 2002, to a fixed rate of 1.75%.

The aggregate annual maturities of long-term debt at March 31, 2003 were as follows :

Year Ending March 31	*Millions of Yen*	*Thousands of U.S. Dollars*
2004	¥ 490,653	$ 4,088,775
2005	405,586	3,379,883
2006	231,413	1,928,442
2007	135,057	1,125,475
2008	88,330	736,083
2009 and thereafter	85,065	708,875
Total	¥1,436,104	$11,967,533

At March 31, 2003, the following assets were pledged as collateral for short-term borrowings and long-term debt (including current portion of long-term debt) :

	Millions of Yen	*Thousands of U.S. Dollars*
Time deposits	¥ 642	$ 5,350
Loans	707,844	5,898,700
Installment accounts receivable	44,759	372,992
Property for sale	137	1,141
Investment securities	266	2,217
Property, plant and equipment, net of accumulated depreciation	2,664	22,200
Other assets	1	8
Total	¥756,313	$6,302,608
Related liabilities:		
Short-term borrowings	¥ 37,265	$ 310,542
Long-term debt (including current portion of long-term debt)	589,224	4,910,200
Trade accounts payable	219	1,825
Total	¥626,708	$5,222,567

The above table includes loans related to securitized loans of ¥203,483 million ($1,695,692 thousand), and related liabilities (long-term debt including current portion) of ¥123,868 ($1,032,233 thousand).

In addition, if requested by lending financial institutions, the Group has committed to pledge collateral for loans other than those shown in the above table. At March 31, 2003, related liabilities for which lending financial institutions can request the Group to pledge collateral consisted of the following :

	Millions of Yen	Thousands of U.S. Dollars
Short-term borrowings	¥ 2,000	$ 16,667
Long-term debt (including current portion of long-term debt)	165,798	1,381,650
Total	¥167,798	$1,398,317

At March 31, 2003, other current assets amounting to ¥15,784 million ($131,533 thousand) were pledged as collateral for the interest rate swap contracts.

Note 10: RETIREMENT AND PENSION PLANS

The Company and certain consolidated subsidiaries have contributory and non-contributory funded pension plans covering substantially all employees. Under the pension plans, employees terminating their employment are, in most circumstances, entitled to pension payments based on their average pay during their employment, length of service and certain other factors. If the termination is involuntary, employees are usually entitled to larger payments than in the case of voluntary termination.

The liability for retirement benefits includes retirement benefits to directors and corporate auditors of ¥1,151 million ($9,592 thousand) and ¥1,068 million at March 31, 2003 and 2002, respectively.

The liability for employees' retirement benefits at March 31, 2003 and 2002 consisted of the following :

	Millions of Yen		Thousands of U.S. Dollars
	2003	2002	2003
Projected benefit obligation	¥ 22,410	¥ 19,542	$186,750
Fair value of plan assets	(13,661)	(12,350)	(113,842)
Unrecognized prior service cost	1,232	1,394	10,267
Unrecognized actuarial loss	(2,357)	(2,628)	(19,642)
Net liability	¥ 7,624	¥ 5,958	$ 63,533
Prepaid pension cost	12		100
Liability for employees' retirement benefits	¥ 7,636	¥ 5,958	$ 63,633

The components of net periodic benefit costs for the years ended March 31, 2003 and 2002 were as follows :

	Millions of Yen		Thousands of U.S. Dollars
	2003	2002	2003
Service cost	¥1,486	¥1,373	$12,383
Interest cost	503	528	4,192
Expected return on plan assets	(264)	(291)	(2,200)
Amortization of prior service cost	(162)	(573)	(1,350)
Recognized actuarial loss	1,624	316	13,533
Net periodic benefit costs	¥3,187	¥1,353	$26,558

Assumptions used for the years ended March 31, 2003 and 2002 were set forth as follows :

	2003	2002
Discount rate	1.5% to 2.5%	2.5% to 3.0%
Expected rate of return on plan assets	1.5% to 2.5%	1.5% to 2.5%
Amortization period of prior service cost:		
Company	Full amount charged to income as incurred	Full amount charged to income as incurred
One consolidated subsidiary	10 years	10 years
Recognition period of actuarial gain / loss:		
Company	Full amount charged to income as incurred	Full amount charged to income as incurred
One consolidated subsidiary	10 years	10 years

Note 11: SHAREHOLDERS' EQUITY

Japanese companies are subject to the Japanese Commercial Code (the "Code") to which certain amendments became effective from October 1, 2001.

The Code was revised whereby common stock par value was eliminated resulting in all shares being recorded with no par value and at least 50% of the issue price of new shares is required to be recorded as common stock and the remaining net proceeds as additional paid-in capital, which is included in capital surplus. The Code permits Japanese companies, upon approval of the Board of Directors, to issue shares to existing shareholders without consideration as a stock split. Such issuance of shares generally does not give rise to changes within the shareholders' accounts.

The revised Code also provides that an amount at least equal to 10% of the aggregate amount of cash dividends and certain other appropriations of retained earnings associated with cash outlays applicable to each period shall be appropriated as a legal reserve (a component of retained earnings) until such reserve and additional paid-in capital equals 25% of common stock. The amount of total additional paid-in capital and legal reserve that exceeds 25% of the common stock may be available for dividends by resolution of the shareholders. In addition, the Code permits the transfer of a portion of additional paid-in capital and legal reserve to the common stock by resolution of the Board of Directors.

The revised Code eliminated restrictions on the repurchase and use of treasury stock allowing Japanese companies to repurchase treasury stock by a resolution of the shareholders at the general shareholders meeting and dispose of such treasury stock by resolution of the Board of Directors beginning April 1, 2002. The repurchased amount of treasury stock cannot exceed the amount available for future dividend plus amount of common stock, additional paid-in capital or legal reserve to be reduced in the case where such reduction was resolved at the general shareholders meeting.

The amount of retained earnings available for dividends under the Code was ¥297,779 million ($2,481,492 thousand) as of March 31, 2003, based on the amount recorded in the parent company's general books of account. In addition to the provision that requires an appropriation for a legal reserve in connection with the cash payment, the Code imposes certain limitations on the amount of retained earnings available for dividends.

Dividends are approved by the shareholders at a meeting held subsequent to the fiscal year to which the dividends are applicable. Semiannual interim dividends may also be paid upon resolution of the Board of Directors, subject to certain limitations imposed by the Code.

At the Shareholders' General Meeting held on June 27, 2001, the Company's shareholders approved the following stock option plan for the Company's directors and key employees. The plan provides for

granting options to directors and key employees to purchase up to 223 thousand shares of the Company's common stock. The options were granted to purchase common stock at the higher of 103% of the average fair market price for the preceding month of the grant, or the fair market price at the time of grant. The stock options are exercisable from July 1, 2003 to June 30, 2006. The Company plans to issue acquired treasury stock upon exercise of the stock options. The treasury stock will be purchased from the open market for a total consideration not to exceed ¥4,100 million.

On August 25, 2001, the Company issued 8,500 thousand shares of its common stock at ¥10,241 per share, for gross proceeds of approximately ¥87,048 million. On the issuance of common stock, ¥43,528 million and ¥43,520 million were credited to common stock and additional paid-in capital, respectively.

On May 27, 2002, the Board of Directors resolved that the number of common shares the Company is authorized to issue was increased from 224 million shares to 373.5 million shares. This resolution was approved at the Shareholders' General Meeting held on June 26, 2002.

At the Shareholders' General Meeting held on June 26, 2002, the Company's shareholders approved that the Company is authorized to purchase treasury stock of the Company up to 9 million shares (aggregate amount of ¥90,000 million) in the period from the closing of this Shareholders' General Meeting to that of the next Shareholders' General Meeting.

At March 31, 2003, the Company has not yet repurchased shares of the Company's common stock under this plan. Approval of a successor plan is described in Note 17.

On October 1, 2002, the Company acquired all 2,000 shares of the common stock of City Green Corporation in exchange for 1,314,000 shares of the Company's common stock, according to an agreement dated August 27, 2002. On the exchange of common stock, ¥394 million ($3,283 thousand) was credited to additional paid-in capital based on the book value of the acquired net assets. In addition, effective October 1, 2002, the above shares were revalued at market in accordance with the purchase method of accounting which resulted in an increase to additional paid-in capital of ¥9,684 million ($80,700 thousand).

Note 12: INCOME TAXES

The Company and its domestic subsidiaries are subject to Japanese national and local income taxes.

On March 31, 2003, a tax reform law was enacted in Japan which changed the normal effective statutory tax rate from 41.9% to 40.4%, effective for years beginning April 1, 2004. The effect of this change was to decrease deferred tax assets by ¥580 million ($4,833 thousand) in the consolidated balance sheet and to decrease deferred taxes by ¥569 million ($4,742 thousand) in the consolidated statement of income for the year ended March 31, 2003.

The tax effects of significant temporary differences and tax loss carryforwards which resulted in deferred tax assets and liabilities at March 31, 2003 and 2002 are as follows :

	Millions of Yen		*Thousands of U.S. Dollars*
	2003	2002	2003
Current Deferred Tax Assets :			
Provision for doubtful loans	¥ 9,009	¥ 6,629	$ 75,075
Charge-offs for doubtful loans	8,345	1,058	69,542
Tax loss carryforwards	3,089		25,742
Enterprise tax payable	2,106	940	17,550
Accrued bonuses	1,337	1,145	11,142
Unrecorded accrued interest on loans	1,427		11,892
Other	436	452	3,632
Total	25,749	10,224	214,575
Less valuation allowance	(151)	(253)	(1,258)
Net	25,598	9,971	213,317
Current Deferred Tax Liabilities -			
Other	15		125
Net deferred tax assets	¥25,583	¥ 9,971	$213,192
Non-current Deferred Tax Assets :			
Tax loss carryforwards	¥20,786	¥32,657	$173,217
Provision for employees' retirement benefits	3,063	2,462	25,525
Provision for doubtful loans	1,948	1,995	16,233
Depreciation and amortization	1,759	2,489	14,658
Other	2,284	1,579	19,033
Total	29,840	41,182	248,666
Less valuation allowance	(13,243)	(19,918)	(110,358)
Net	16,597	21,264	138,308
Non-current Deferred Tax Liabilities -			
Unrealized gain on available-for-sale securities	6		50
Net deferred tax assets	¥16,591	¥21,264	$138,258

A valuation allowance is established to reduce certain deferred tax assets with respect to deductible temporary differences and net operating loss carryforwards where it is more likely than not that they will not be realized.

A reconciliation between the normal effective statutory tax rates and the actual effective tax rates reflected in the accompanying consolidated statements of income for the years ended March 31, 2003 and 2002 is as follows :

	2003	2002
Normal effective statutory tax rates	41.9%	41.9%
Additional taxation on undistributed income	5.9	5.9
Inhabitant's taxes	0.3	0.5
Expenses not deductible for income taxes purposes	1.4	8.3
Decrease of valuation allowance	(5.9)	(12.6)
Adjustment resulting from a reformed tax law	0.5	
Other, net	(0.0)	0.3
Actual effective tax rates	44.1%	44.3%

Note 13: RELATED PARTY TRANSACTIONS

The balance due from an unconsolidated subsidiary at March 31, 2003 and 2002 was as follows:

	Millions of Yen		*Thousands of U.S. Dollars*
	2003	2002	2003
Advances to an unconsolidated subsidiary	¥3,615	¥4,305	$30,125

An allowance has been provided for the entire amount of the advances to this unconsolidated subsidiary.
In consideration of the unconsolidated subsidiary's financial condition, the Company does not charge interest on such advances.

Note 14: LEASES

The Group leases vehicles, computer equipment, furniture and fixtures, office space and other assets.

Total rental expenses including lease payments under finance leases for the years ended March 31, 2003 and 2002 were as follows :

	Millions of Yen		*Thousands of U.S. Dollars*	
	Total Rental Expenses	Lease Payments Under Finance Leases	Total Rental Expenses	Lease Payments Under Finance Leases
Year Ended March 31 :				
2003	¥24,359	¥7,721	$202,992	$64,342
2002	22,961	7,014		

Pro forma information of leased property such as acquisition cost, accumulated depreciation, obligations under finance leases, depreciation expense, and interest expense of finance leases that do not transfer ownership of the leased property to the lessee on an "as if capitalized" basis for the years ended March 31, 2003 and 2002 were as follows :

	Millions of Yen		*Thousands of U.S. Dollars*
	Machinery and Equipment		Machinery and Equipment
	2003	2002	2003
Acquisition cost	¥33,486	¥33,146	$279,050
Accumulated depreciation	23,006	21,921	191,717
Net leased property	¥10,480	¥11,225	$ 87,333

Obligations under finance leases :

	Millions of Yen		*Thousands of U.S. Dollars*
	2003	2002	2003
Due within one year	¥ 6,125	¥ 6,086	$ 51,042
Due after one year	7,752	8,181	64,600
Total	¥13,877	¥14,267	$115,642

Depreciation expense and interest expense, which are not reflected in the accompanying consolidated statements of income, computed under a declining-balance method and the interest method, respectively for the years ended March 31, 2003 and 2002 were as follows :

	Millions of Yen		*Thousands of U.S. Dollars*
	2003	2002	2003
Depreciation expense	¥7,039	¥6,704	$58,658
Interest expense	362	488	3,017

The minimum rental commitments under noncancellable operating leases at March 31, 2003 and 2002 were as follows :

	Millions of Yen		*Thousands of U.S. Dollars*
	2003	2002	2003
Due within one year	¥111	¥15	$ 925
Due after one year	324	17	2,700
Total	¥435	¥32	$3,625

Note 15: DERIVATIVES

The Group enters into interest rate swap and interest rate cap contracts as a means of managing its interest rate exposures on certain liabilities.

Such derivative transactions are entered into to hedge interest exposures incorporated within its business. Accordingly, market risk in these derivatives is theoretically offset by opposite movements in the value of hedged liabilities. The Group does not hold or issue derivatives for trading and speculative purposes.

Because the counterparties to these derivatives are limited to major financial institutions, the Group does not anticipate any losses arising from credit risk.
Derivative transactions entered into by the Group have been made in accordance with internal policies, which regulate the authorization and credit limit amount.
The Group had no derivative instruments outstanding at March 31, 2003 and 2002.
Interest rate swap and cap contracts which qualify for hedge accounting and meet specific matching criteria are excluded from disclosure of market value information.

Note 16:

NET INCOME PER SHARE

Basic net income per share ("EPS") for the years ended March 31, 2003 and 2002 is computed as follows :

	Yen in millions	*Thousands of shares*	*Yen*	*Dollars*
	Net income	Weighted average shares	EPS	
For the year ended March 31, 2003 :				
Basic EPS				
Net income available to common shareholders	¥ 59,812	93,810	¥637.59	$5.31
For the year ended March 31, 2002 :				
Basic EPS				
Net income available to common shareholders	¥ 34,961	89,908	¥388.85	

Diluted EPS is not disclosed because it is anti-dilutive for the years ended March 31, 2003 and 2002.

Note 17:

SUBSEQUENT EVENTS

At the Shareholders' General Meeting held on June 26, 2003, the Company's shareholders approved the following appropriations of retained earnings and purchase of treasury stock.

a. Appropriations of Retained Earnings

The following appropriations of retained earnings at March 31, 2003 were approved :

	Millions of Yen	*Thousands of U.S. Dollars*
Year-end cash dividends, ¥30 ($0.25) per share	¥2,834	$23,617
Bonuses to directors and corporate auditors	98	817

b. Purchase of treasury stock

The Company is authorized to purchase treasury stock of the Company up to 9 million shares (aggregate amount of ¥90,000 million ($750,000 thousand)) in the period from the closing of this Shareholders' General Meeting to that of the next Shareholders' General Meeting.

Note 18:

SEGMENT INFORMATION

Most of the Group's business is related to a single segment, lending. The Group does not operate outside Japan. Accordingly, information about industry and geographic segments was not presented.

Deloitte
Touche
Tohmatsu

Shimbashi & Co.

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of
Aiful Corporation:

We have audited the accompanying consolidated balance sheets of Aiful Corporation and consolidated subsidiaries as of March 31, 2003 and 2002, and the related consolidated statements of income, shareholders' equity, and cash flows for the years then ended, all expressed in Japanese yen. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards, procedures and practices generally accepted and applied in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Aiful Corporation and consolidated subsidiaries as of March 31, 2003 and 2002, and the consolidated results of their operations and their cash flows for the years then ended in conformity with accounting principles and practices generally accepted in Japan.

Our audits also comprehended the translation of Japanese yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 3. Such U.S. dollar amounts are presented solely for the convenience of readers outside Japan.

Deloitte Touche Tohmatsu

DELOITTE TOUCHE TOHMATSU
Kyoto, Japan

Shimbashi & Co.

SHIMBASHI & CO.
Osaka, Japan

June 26, 2003

Non-Consolidated Balance Sheets

AIFUL Corporation
March 31, 2003 and 2002

ASSETS	Millions of Yen 2003	Millions of Yen 2002	Thousands of U.S. Dollars (Note 3) 2003
CURRENT ASSETS :			
Cash and cash equivalents	¥ 84,244	¥ 93,255	$ 702,033
Time deposits	242	138	2,017
Marketable securities (Note 6)	10		83
Loans (Notes 4 and 7)	1,413,340	1,313,690	11,777,833
Allowance for doubtful loans	(70,479)	(58,689)	(587,325)
Net loans	1,342,861	1,255,001	11,190,508
Inventories (Notes 5 and 7)	336	680	2,800
Prepaid expenses	3,609	3,495	30,075
Deferred tax assets (Note 9)	12,437	7,589	103,642
Other current assets (Note 7)	70,117	31,860	584,309
Total current assets	1,513,856	1,392,018	12,615,467
PROPERTY, PLANT AND EQUIPMENT :			
Land	5,613	5,284	46,775
Buildings and structures	22,885	23,084	190,708
Machinery, vehicles and equipment	10,769	10,007	89,742
Construction in progress	3,094		25,783
Total	42,361	38,375	353,008
Accumulated depreciation	(16,676)	(15,068)	(138,966)
Net property, plant and equipment	25,685	23,307	214,042
INVESTMENTS AND OTHER ASSETS :			
Investment securities (Notes 6 and 7)	7,539	6,539	62,825
Investments in and advances to subsidiaries and associated companies	280,138	266,814	2,334,483
Claims in bankruptcy (Note 4)	16,906	14,267	140,883
Allowance for advances to subsidiary and claims in bankruptcy	(18,348)	(17,220)	(152,900)
Software, net	7,607	2,354	63,392
Long-term loans (less current portion)	16,753	8,671	139,608
Lease deposits	8,312	8,652	69,267
Long-term prepayments	3,519	1,566	29,325
Deferred tax assets (Note 9)	5,166	4,348	43,050
Deferred losses on hedging instruments, mainly interest rate swaps	33,675	22,931	280,625
Other assets	5,404	6,621	45,033
Total investments and other assets	366,671	325,543	3,055,591
TOTAL	¥1,906,212	¥1,740,868	$15,885,100

See notes to non-consolidated financial statements.

LIABILITIES AND SHAREHOLDERS' EQUITY	Millions of Yen 2003	Millions of Yen 2002	Thousands of U.S. Dollars (Note 3) 2003
CURRENT LIABILITIES :			
Short-term borrowings (Note 7)	¥ 27,000	¥ 29,000	$ 225,000
Current portion of long-term debt (Note 7)	447,876	430,785	3,732,300
Trade notes payable	4,286	3,572	35,717
Trade accounts payable	4,493	5,408	37,442
Income taxes payable	37,128	15,912	309,400
Accrued expenses	7,029	6,449	58,575
Other current liabilities	1,443	1,244	12,024
Total current liabilities	529,255	492,370	4,410,458
LONG-TERM LIABILITIES :			
Long-term debt (less current portion) (Note 7)	870,449	803,194	7,253,742
Liability for retirement benefits (Note 2.g)	3,441	2,395	28,675
Interest rate swaps	32,120	22,305	267,667
Other long-term liabilities	113	111	941
Total long-term liabilities	906,123	828,005	7,551,025
CONTINGENT LIABILITIES (Note 11)			
SHAREHOLDERS' EQUITY (Notes 8 and 13) :			
Common stock, authorized, 373,500,000 shares in 2003 and 224,000,000 shares in 2002; issued, 94,690,000 shares in 2003 and 93,376,000 shares in 2002	83,317	83,317	694,308
Capital surplus -			
Additional paid-in capital	90,225	89,831	751,875
Retained earnings :			
Legal reserve	1,566	1,566	13,050
Unappropriated	298,177	248,086	2,484,808
Net unrealized loss on available-for-sale securities	(398)	(261)	(3,316)
Total	472,887	422,539	3,940,725
Treasury stock, at cost – 221,638 shares in 2003 and 220,585 shares in 2002	(2,053)	(2,046)	(17,108)
Total shareholders' equity	470,834	420,493	3,923,617
TOTAL	¥1,906,212	¥1,740,868	$15,885,100

Non-Consolidated Statements of Income

AIFUL Corporation

Years Ended March 31, 2003 and 2002

	Millions of Yen		Thousands of U.S. Dollars (Note 3)
	2003	2002	2003
INCOME :			
Interest on loans	¥315,600	¥296,034	$2,630,000
Interest on deposits, securities and other	4,721	3,912	39,342
Sales of property for sale	306	2,824	2,550
Income from restaurant business and other	936	1,247	7,800
Recovery of loans previously charged off	3,897	3,779	32,475
Other income	4,687	4,047	39,058
Total income	330,147	311,843	2,751,225
EXPENSES :			
Interest on borrowings	32,692	30,829	272,433
Cost of sales of property for sale	296	2,678	2,466
Charge-offs and provision for doubtful loans, advances to subsidiary and claims in bankruptcy	90,725	67,931	756,042
Salaries and other employees' benefits	26,991	23,114	224,925
Advertising expenses	15,377	19,274	128,142
Rental expenses	15,536	15,004	129,467
Commissions and fees	9,624	9,723	80,200
Supplies	1,269	1,295	10,575
Loss on write-down of investment securities	360	549	3,000
Loss on write-down of inventories	36	2,195	300
Depreciation and amortization	3,512	4,515	29,267
Provision for employees' retirement benefits	2,213	369	18,442
Provision for retirement benefits to directors and corporate auditors	75	111	625
Stock issue costs		4,235	
Loss on sales of property, net	2	31,185	17
Other expenses	24,881	26,182	207,341
Total expenses	223,589	239,189	1,863,242
INCOME BEFORE INCOME TAXES	106,558	72,654	887,983
INCOME TAXES (Note 9) :			
Current	56,825	35,001	473,542
Deferred	(5,585)	(696)	(46,542)
Total income taxes	51,240	34,305	427,000
NET INCOME	¥ 55,318	¥ 38,349	$ 460,983
		Yen	U.S. Dollars
AMOUNTS PER COMMON SHARE (Notes 2.r and 12) :			
Basic net income	¥588.63	¥425.39	$4.91
Cash dividends applicable to the year	60.00	50.00	0.50

See notes to non-consolidated financial statements.

Non-Consolidated Statements of Shareholders' Equity

AIFUL Corporation

Years Ended March 31, 2003 and 2002

	Thousands	Millions of Yen					
			Capital Surplus	Retained Earnings			
	Number of Shares of Common Stock Issued	Common Stock	Additional Paid-in Capital	Legal Reserve	Unappropriated	Net Unrealized Gain (Loss) on Available-for-sale Securities	Treasury Stock
BALANCE AT APRIL 1, 2001	84,876	¥39,789	¥46,311	¥1,301	¥214,969	¥ 231	
Net income					38,349		
Cash dividends paid, ¥55 per share					(4,880)		
Transfer to legal reserve				265	(265)		
Bonuses to directors and corporate auditors					(87)		
Net increase in treasury stock (220,585 shares) (Note 8)							¥(2,046)
Public offering (Note 8)	8,500	43,528	43,520				
Net unrealized loss on available-for-sale securities						(492)	
BALANCE AT MARCH 31, 2002	93,376	83,317	89,831	1,566	248,086	(261)	(2,046)
Net income					55,318		
Cash dividends paid, ¥55 per share					(5,124)		
Bonuses to directors and corporate auditors					(103)		
Acquisition of City Green Corporation (Note 8)	1,314		394				
Net unrealized loss on available-for-sale securities						(137)	
Net increase in treasury stock (1,053 shares)							(7)
BALANCE AT MARCH 31, 2003	94,690	¥83,317	¥90,225	¥1,566	¥298,177	¥(398)	¥(2,053)

	Thousands of U.S. Dollars (Note 3)					
		Capital Surplus	Retained Earnings			
	Common Stock	Additional Paid-in Capital	Legal Reserve	Unappropriated	Net Unrealized Gain (Loss) on Available-for-sale Securities	Treasury Stock
BALANCE AT MARCH 31, 2002	$694,308	$748,592	$13,050	$2,067,383	$(2,175)	$(17,050)
Net income				460,983		
Cash dividends paid, $0.46 per share				(42,700)		
Bonuses to directors and corporate auditors				(858)		
Acquisition of City Green Corporation (Note 8)		3,283				
Net unrealized loss on available-for-sale securities					(1,141)	
Net increase in treasury stock (1,053 shares)						(58)
BALANCE AT MARCH 31, 2003	$694,308	$751,875	$13,050	$2,484,808	$(3,316)	$(17,108)

See notes to non-consolidated financial statements.

Notes to Non-Consolidated Financial Statements

AIFUL Corporation
Years Ended March 31, 2003 and 2002

Note 1:

BASIS OF PRESENTING NON-CONSOLIDATED FINANCIAL STATEMENTS

The accompanying non-consolidated financial statements of AIFUL Corporation (the "Company") have been prepared from the Company's non-consolidated financial statements issued for domestic reporting purposes in accordance with the provisions set forth in the Japanese Securities and Exchange Law. The Company maintains its accounts and records in accordance with the provisions set forth in the Commercial Code of Japan (the "Code") and in conformity with accounting principles and practices generally accepted in Japan, which are different in certain respects as to application and disclosure requirements of International Financial Reporting Standards. The non-consolidated financial statements are not intended to present the financial position and results of operations in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Japan.

As consolidated statements of cash flows and certain disclosures are presented in the consolidated financial statements of the Company, non-consolidated statements of cash flows and certain disclosures are not presented herein in accordance with accounting procedures generally accepted in Japan.

In preparing these non-consolidated financial statements, certain reclassifications and rearrangements have been made to the Company's non-consolidated financial statements issued domestically in order to present them in a form which is more familiar to readers outside Japan. In addition, certain reclassifications have been made in 2002 non-consolidated financial statements to conform to the classifications used in 2003.

Note 2:

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. *Non-Consolidation* - The non-consolidated financial statements do not include the accounts of subsidiaries. Investments in subsidiaries and associated companies are stated at cost.

b. *Cash Equivalents* - Cash equivalents are short-term investments that are readily convertible into cash and that are exposed to insignificant risk of changes in value.
Cash equivalents include time deposits and certificate of deposits which mature or become due within three months of the date of acquisition.

c. *Inventories* - Inventories include property for sale and supplies. Property for sale is stated at the lower of cost or market, cost being determined by the specific identification method. Depreciation of property for sale currently rented is computed by the same method, as applied to property, plant and equipment. Supplies are stated at the most recent purchase price, which approximates cost determined by first-in, first-out method.

d. *Marketable and Investment Securities* - Held-to-maturity debt securities are reported at amortized cost and available-for-sale securities are reported at fair value, with unrealized gains and losses, net of applicable taxes, reported in a separate component of shareholders' equity. The cost of securities sold is determined based on the moving-average method. Non-marketable available-for-sale securities are stated at cost determined by the moving-average method. For other than temporary declines in fair value, investment securities are reduced to net realizable value by a charge to income.

e. *Property, Plant and Equipment* - Property, plant and equipment are stated at cost. Depreciation is computed by the declining-balance method. The range of useful lives is principally from 7 to 50 years for buildings and structures and from 2 to 20 years for machinery, vehicles and equipment.

f. *Software* - Expenditures for the purchase of software, which meet certain future-tests, are capitalized as software and amortized by the straight-line method over the estimated useful lives of five years.

g. *Liability for Retirement Benefits* - The Company has contributory and non-contributory funded pension plans covering substantially all employees. Under the pension plans, employees terminating their employment are, in most circumstances, entitled to pension payments based on their average pay

during their employment, length of service and certain other factors. If the termination is involuntary, employees are usually entitled to larger payments than in the case of voluntary termination.

The Company accounted for the net liability for retirement benefits based on projected benefit obligation and plan assets at the balance sheet date.

Liability for retirement benefits to directors and corporate auditors is provided at the amount which would be required if they retired at each balance sheet date.

The balances of retirement benefits include those to directors and corporate auditors in the amount of ¥1,110 million ($9,250 thousand) and ¥1,056 million for the years ended March 31, 2003 and 2002, respectively.

h. *Allowances for Doubtful Loans* - The allowance for doubtful loans is stated in amounts considered to be appropriate based on the Company's past credit loss experience and an evaluation of potential losses in the receivables outstanding.

i. *Leases* - All leases are accounted for as operating leases. Under Japanese accounting standards for leases, finance leases that deem to transfer ownership of the leased property to the lessee are to be capitalized, while other finance leases are permitted to be accounted for as operating lease transactions if certain "as if capitalized" information is disclosed in the notes to the lessee's non-consolidated financial statements.

j. *Income Taxes* - The provision for income taxes is computed based on the pretax income included in the non-consolidated statements of income. The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Deferred taxes are measured by applying currently enacted tax laws to the temporary differences.

k. *Appropriations of Retained Earnings* - Appropriations of retained earnings are reflected in the non-consolidated financial statements for the following year upon shareholders' approval.

l. *Foreign Currency Transactions* - All short-term and long-term monetary receivables and payables denominated in foreign currencies are translated into Japanese yen at the exchange rates at the balance sheet date. The foreign exchange gains and losses from translation are recognized in the non-consolidated statements of income.

m. *Interest on Loans* - Interest on loans is recorded on an accrual basis. In accordance with the practice prevailing in the industry, the Company records accrued interest to the extent that the realization of such income is considered to be certain.

n. *Interest on Borrowings* - Interest on financial liabilities is accounted for as operating expenses while other interest is included in other expenses.

o. *Stock Issue Costs* - Stock issue costs are charged to income as incurred.

p. *Bonds Issue Costs* - Bonds issue costs, which are included in other assets, are amortized ratably over periods up to three years.

q. *Derivatives and Hedging Activities* - The Company uses derivative financial instruments to manage its exposures to fluctuations in interest rates. Interest rate swaps and caps are utilized by the Company to reduce interest rate risks. The Company does not enter into derivatives for trading or speculative purposes. The accounting standard for derivative financial instruments requires that: a) all derivatives are recognized as either assets or liabilities and measured at fair value, and gains or losses on derivative transactions are recognized in the non-consolidated statements of income, and b) for derivatives used for hedging purposes, if derivatives qualify for hedge accounting because of high correlation and effectiveness between the hedging instruments and the hedged items, gains or losses on derivatives are deferred until maturity of the hedged transactions..

The interest rate swaps and caps which qualify for hedge accounting and meet specific matching criteria are not remeasured at market value but the differential paid or received under the swap or cap agreements are recognized and included in interest expense or income.

r. *Per Share Information* - Effective April 1, 2002, the Company adopted a new accounting standard for earnings per share of common stock issued by the Accounting Standards Board of Japan. Under the new standard, basic net income per share is computed by dividing net income available to common shareholders, which is more precisely computed than under previous practices, by the weighted-average number of common shares outstanding for the period.

Diluted net income per share of common stock reflects the potential dilution that could occur if securities were exercised or converted into common stock and assumes full exercise of outstanding stock options. Basic net income per share for the years ended March 31, 2003 and 2002 are computed in accordance with the new standard. Diluted net income per share is not disclosed because it is anti-dilutive.

Cash dividends per share presented in the accompanying non-consolidated statements of income are dividends applicable to the respective years including dividends to be paid after the end of the year.

Note 3:

TRANSLATION INTO UNITED STATES DOLLARS

The non-consolidated financial statements are stated in Japanese yen, the currency of the country in which the Company is incorporated and operates. The translation of Japanese yen amounts into U.S. dollar amounts are included solely for the convenience of readers outside Japan and have been made at the rate of ¥120 to $1, the approximate rate of exchange at March 31, 2003. Such translations should not be construed as representations that the Japanese yen amounts could be converted into U.S. dollars at that or any other rate.

Note 4:

LOANS

Loans at March 31, 2003 and 2002 consisted of the following (before allowance for doubtful loans) :

	Millions of Yen		*Thousands of U.S. Dollars*
	2003	2002	2003
Unsecured	¥1,068,151	¥1,019,293	$ 8,901,258
Secured	322,840	277,671	2,690,333
Small business loans	22,349	16,726	186,242
Total	¥1,413,340	¥1,313,690	$11,777,833

Registered moneylenders are required to disclose the following information under the Non-Bank Bond Law.

	Millions of Yen		*Thousands of U.S. Dollars*
	2003	2002	2003
Loans in legal bankruptcy	¥20,340	¥16,457	$169,500
Nonaccrual loans	31,834	23,334	265,284
Accruing loans contractually past due three months or more as to principal or interest payments	11,218	8,931	93,483
Restructured loans	32,517	29,305	270,975
Total	¥95,909	¥78,027	$799,242

Loans in legal bankruptcy are loans in which accruals of interest are discontinued (excluding the portion recognized as bad debts), based on management's judgment as to the collectibility of principal or interest resulting from the past due payment of interest or principal and other factors. Allowances for claims in bankruptcy are stated at such amount less net realizable value of collateral.

Nonaccrual loans are loans in which accruals of interest are discontinued, and those other than loans in legal bankruptcy as well as loans receiving regular payments in case of granting deferral of interest payment to the debtors in financial difficulties to assist them in their recovery.

Accruing loans contractually past due three months or more as to principal or interest payments are loans for which payments of principal or interest have not been received for a period of three months or more beginning with the next business day following the last due date for such payments. Loans classified as loans in legal bankruptcy and nonaccrual loans are excluded from accruing loans contractually past due three months or more.

Restructured loans are loans on which creditors grant concessions (e.g., reduction of the stated interest rate, deferral of interest payment, extension of maturity date, waiver of the face amount, or other concessive measures) to the debtors in financial difficulties to assist them in their recovery and eventually enable them to pay creditors. Loans classified as loans in legal bankruptcy, nonaccrual loans and accruing loans contractually past due three months or more are excluded.

At March 31, 2003 and 2002, the Company had the balances related to revolving loan contracts of ¥1,071,918 million ($8,932,650 thousand) and ¥1,023,875 million, respectively, whereby a commitment is set up for each loan customer and the Company is obligated to advance funds up to a predetermined amount upon request. At March 31, 2003 and 2002, the balances of unadvanced commitments were ¥496,448 million ($4,137,067 thousand) and ¥444,662 million, respectively. The loan contract contains provisions that allow the Company to reduce the contract amount of the commitment or refuse to advance funds to loan customers under certain conditions.

Note 5: INVENTORIES

Inventories at March 31, 2003 and 2002 consisted of the following :

	Millions of Yen		*Thousands of U.S. Dollars*
	2003	2002	2003
Property for sale	¥336	¥668	$2,800
Supplies		12	
Total	¥336	¥680	$2,800

Note 6: MARKETABLE AND INVESTMENT SECURITIES

Disclosure of cost and fair value of marketable and investment securities at March 31, 2003 and 2002 is not presented herein, as such information is not required in non-consolidated financial statements.

Note 7:

SHORT-TERM BORROWINGS AND LONG-TERM DEBT

Short-term borrowings at March 31, 2003 and 2002 consisted of the following :

	Millions of Yen		*Thousands of U.S. Dollars*
	2003	2002	2003
Commercial paper, 0.80% (0.79% at March 31, 2002)	¥13,000	¥15,000	$ 108,333
Loans from banks, 0.80% to 1.05% (0.84% to 1.11% at March 31, 2002)	10,000	12,000	83,334
Loans from other financial institutions, 1.38% to 1.48% (1.48% at March 31, 2002)	4,000	2,000	33,333
Total	¥27,000	¥29,000	$ 225,000

Long-term debt at March 31, 2003 and 2002 consisted of the following :

	Millions of Yen		Thousands of U.S. Dollars
	2003	2002	2003
Loans from banks, 1.36% to 4.20%, due serially to 2008 (1.08% to 4.20%, due serially to 2007 at March 31, 2002)	¥ 453,029	¥ 420,031	$ 3,775,241
Loans from other financial institutions, 1.50% to 4.20%, due serially to 2008 (1.75% to 4.20%, due serially to 2007 at March 31, 2002)	211,169	219,047	1,759,742
Syndicated Loans, 0.89% to 1.78%, due serially to 2009 (2.50%, due serially to 2004 at March 31, 2002)	77,834	46,666	648,617
Unsecured yen straight bonds, due 2002 (2.43% at March 31, 2002)		10,000	
Unsecured 1.73% to 3.65% yen straight bonds, due 2003 (1.36% to 3.20% at March 31, 2002)	20,000	75,000	166,667
Unsecured 2.00% to 2.53% yen straight bonds, due 2004	135,000	135,000	1,125,000
Unsecured 1.75% to 2.00% yen straight bonds, due 2005 (1.75% to 1.86% at March 31, 2002)	50,000	30,000	416,667
Unsecured 1.30% to 3.27% yen straight bonds, due 2006 (1.70% to 3.27% at March 31, 2002)	78,500	60,000	654,167
Unsecured 1.66% to 2.51% yen straight bonds, due 2007 (2.51% at March 31, 2002)	43,000	20,000	358,333
Unsecured 1.6% to 2.48% yen straight bonds, due 2008 (2.48% at March 31, 2002)	30,000	15,000	250,000
Unsecured 1.28% to 3.28% yen straight bonds, due 2009 (3.28% at March 31, 2002)	28,000	8,000	233,333
Unsecured 2.93% to 3.00% yen straight bonds, due 2010	20,000	20,000	166,667
Unsecured 3.65% Euro-yen straight bonds, due 2003	9,500	9,500	79,167
Unsecured variable rate Euro-yen straight bonds, due 2006 (1.82% at March 31, 2002)	15,000	15,000	125,000
Unsecured 1.73% medium-term notes, due 2002		3,000	
Unsecured variable rate Euro-yen medium-term notes, due 2002		3,000	
Unsecured 0.86% medium-term notes, due 2005	4,000		33,333
Unsecured 2.21% medium-term notes, due 2007	1,000	1,000	8,333
Unsecured 3.00% medium-term notes, due 2008	3,000	3,000	25,000
Unsecured 3.50% medium-term notes, due 2015	15,000	15,000	125,000
Other (principally from leasing and factoring companies), 0.85% to 2.65%, due serially to 2008 (2.00% to 4.80%, at March 31, 2002)	124,293	125,735	1,035,775
Total	1,318,325	1,233,979	10,986,042
Less current portion	(447,876)	(430,785)	(3,732,300)
Long-term debt, less current portion	¥ 870,449	¥ 803,194	$ 7,253,742

The Company had an interest rate swap agreement that effectively converted variable rate interest payable on ¥3,000 million of Euro-yen medium-term notes, due 2002, to a fixed rate of 1.75%.

The aggregate annual maturities of long-term debt at March 31, 2003 were as follows :

Year Ending March 31	*Millions of Yen*	*Thousands of U.S. Dollars*
2004	¥ 447,876	$ 3,732,300
2005	352,141	2,934,508
2006	213,518	1,779,317
2007	132,735	1,106,125
2008	86,990	724,917
2009 and thereafter	85,065	708,875
Total	¥1,318,325	$10,986,042

At March 31, 2003, the following assets were pledged as collateral for short-term borrowings and long-term debt (including current portion of long-term debt) :

	Millions of Yen	*Thousands of U.S. Dollars*
Loans	¥640,485	$5,337,375
Property for sale	137	1,141
Investment securities	146	1,217
Total	¥640,768	$5,339,733
Related liabilities -		
Long-term debt (including current portion of long-term debt)	¥516,444	$4,303,700

Land and other assets of Marutoh KK, the Company's subsidiary, were pledged as collateral for the above liabilities.

In addition, if requested by lending financial institutions, the Company has committed to pledge collateral for loans other than those shown in the above table.
At March 31, 2003, related liabilities for which lending financial institutions can request the Company to pledge collateral consisted of the following :

	Millions of Yen	*Thousands of U.S. Dollars*
Short-term borrowings	¥ 2,000	$ 16,667
Long-term debt (including current portion of long-term debt)	142,800	1,190,000
Total	¥144,800	$1,206,667

At March 31, 2003, other current assets amounting to ¥15,784 million ($131,533 thousand), were pledged as collateral for the interest rate swap contracts.

Note 8:

SHAREHOLDERS' EQUITY

Japanese companies are subject to the Japanese Commercial Code (the "Code") to which certain amendments became effective from October 1, 2001.

The Code was revised whereby common stock par value was eliminated resulting in all shares being recorded with no par value and at least 50% of the issue price of new shares is required to be recorded as common stock and the remaining net proceeds as additional paid-in capital. The Code permits companies, upon approval of the Board of Directors, to issue shares to existing shareholders without consideration as a stock split. Such issuance of shares generally does not give rise to changes within the shareholders' accounts.

The revised Code also provides that an amount at least equal to 10% of the aggregate amount of cash dividends and certain other appropriations of retained earnings associated with cash outlays applicable to each period shall be appropriated as a legal reserve until such reserve and additional paid-in capital equals 25% of common stock. The amount of total additional paid-in capital and legal reserve that exceeds 25% of the common stock may be available for dividends by resolution of the shareholders. In addition, the Code permits the transfer of a portion of additional paid-in capital and legal reserve to the common stock by resolution of the Board of Directors.

The revised Code eliminated restrictions on the repurchase and use of treasury stock allowing companies to repurchase treasury stock by a resolution of the shareholders at the general shareholders meeting and dispose of such treasury stock by resolution of the Board of Directors beginning April 1, 2002. The repurchased amount of treasury stock cannot exceed the amount available for future dividend plus amount of common stock, additional paid-in capital or legal reserve to be reduced in the case where such reduction was resolved at the general shareholders meeting.

The amount of retained earnings available for dividends under the Code was ¥297,779 million ($2,481,492 thousand) as of March 31, 2003, based on the amount recorded in the Company's general books of account. In addition to the provision that requires an appropriation for a legal reserve in connection with the cash payment, the Code imposes certain limitations on the amount of retained earnings available for dividends.

Dividends are approved by the shareholders at a meeting held subsequent to the fiscal year to which the dividends are applicable. Semiannual interim dividends may also be paid upon resolution of the Board of Directors, subject to certain limitations imposed by the Code.

At the Shareholders' General Meeting held on June 27, 2001, the Company's shareholders approved the following stock option plan for the Company's directors and key employees.

The plan provides for granting options to directors and key employees to purchase up to 223 thousand shares of the Company's common stock. The options were granted to purchase common stock at the higher of 103% of the average fair market price for the preceding month of the grant, or the fair market price at the time of grant. The stock options are exercisable from July 1, 2003 to June 30, 2006. The Company plans to issue acquired treasury stock upon exercise of the stock options. The treasury stock will be purchased from the open market for a total consideration not to exceed ¥4,100 million.

On August 25, 2001, the Company issued 8,500 thousand shares of its common stock at ¥10,241 per share, for gross proceeds of approximately ¥87,048 million. On the issuance of common stock, ¥43,528 million and ¥43,520 million were credited to common stock and additional paid-in capital, respectively.

On May 27, 2002, the Board of Directors resolved that the number of common shares the Company is authorized to issue was increased from 224 million shares to 373.5 million shares. This resolution was approved at the Shareholders' General Meeting held on June 26, 2002.

At the Shareholders' General Meeting held on June 26, 2002, the Company's shareholders approved that the Company is authorized to purchase treasury stock of the Company up to 9 million shares (aggregate amount of ¥90,000 million) in the period from the closing of this Shareholders' General Meeting to that of the next Shareholders' General Meeting. At March 31, 2003, the Company has not yet repurchased shares of the Company's common stock under this plan. Approval of a successor plan is described in Note 13.

On October 1, 2002, the Company acquired all 2,000 shares of City Green Corporation ("City Green"), a holding company of City's Corporation ("City's"), in exchange for 1,314,000 shares of the Company's common stock, according to an agreement dated August 27, 2002. As a result, City Green became a wholly owned subsidiary of the Company effective October 1, 2002. On the exchange of common stock, ¥394 million ($3,283 thousand) were credited to additional paid-in capital based on the book value of the acquired net assets.

Note 9: INCOME TAXES

The Company and its domestic subsidiaries are subject to Japanese national and local income taxes.

On March 31, 2003, a tax reform law was enacted in Japan which changed the normal effective statutory tax rate from 41.9% to 40.4%, effective for years beginning April 1, 2004. The effect of this change was to decrease deferred tax assets by ¥179 million ($1,492 thousand) in the non-consolidated balance sheet and to decrease deferred taxes by ¥169 million ($1,408 thousand) in the non-consolidated statement of income for the year ended March 31, 2003.

The tax effects of significant temporary differences which resulted in deferred tax assets and liabilities at March 31, 2003 and 2002 are as follows :

	Millions of Yen		*Thousands of U.S. Dollars*
	2003	2002	2003
Current Deferred Tax Assets :			
Provision for doubtful loans	¥ 6,634	¥4,896	$ 55,283
Enterprise tax payable	2,096	888	17,467
Charge-offs for doubtful loans	1,453	862	12,108
Unrecorded accrued interest on loans	1,400		11,667
Accrued bonuses	816	716	6,800
Other	38	227	317
Current deferred tax assets	¥12,437	¥7,589	$103,642
Non-current Deferred Tax Assets :			
Provision for doubtful loans	¥ 1,931	¥ 1,995	$ 16,092
Depreciation and amortization	1,108	816	9,233
Provision for employees' retirement benefits	941	544	7,842
Provision for retirement benefits to directors and corporate auditors	448	443	3,733
Unrealized loss on available-for-sale securities	270	188	2,250
Other	468	362	3,900
Non-current deferred tax assets	¥ 5,166	¥4,348	$ 43,050

A reconciliation between the normal effective statutory tax rate for the years ended March 31, 2003 and 2002 and the actual effective tax rates reflected in the accompanying non-consolidated statements of income is as follows :

	2003	2002
Normal effective statutory tax rates	41.9%	41.9%
Increase in tax rate resulting from:		
Additional taxation on undistributed income	5.8	4.7
Other, net	0.3	0.6
Actual effective tax rates	48.0%	47.2%

Note 10:

LEASES

The Company leases vehicles, computer equipment, furniture and fixtures, office space and other assets.

Total rental expenses including lease payments under finance leases for the years ended March 31, 2003 and 2002 were as follows :

	Millions of Yen		*Thousands of U.S. Dollars*	
	Total Rental Expenses	Lease Payments Under Finance Leases	Total Rental Expenses	Lease Payments Under Finance Leases
Year Ended March 31 :				
2003	¥15,536	¥5,319	$129,467	$44,325
2002	15,004	5,738		

Pro forma information of leased property such as acquisition cost, accumulated depreciation, obligation under finance leases, depreciation expense, and interest expense of finance leases that do not transfer ownership of the leased property to the lessee on an "as if capitalized" basis for the years ended March 31, 2003 and 2002 were as follows :

	Millions of Yen		*Thousands of U.S. Dollars*
	Machinery, vehicles and equipment		Machinery, vehicles and equipment
	2003	2002	2003
Acquisition cost	¥22,493	¥26,570	$187,442
Accumulated depreciation	17,363	18,586	144,692
Net leased property	¥ 5,130	¥ 7,984	$ 42,750

Obligations under finance leases :

	Millions of Yen		*Thousands of U.S. Dollars*
	2003	2002	2003
Due within one year	¥3,919	¥ 4,811	$32,659
Due after one year	3,631	5,792	30,258
Total	¥7,550	¥10,603	$62,917

Depreciation expense and interest expense, which are not reflected in the accompanying non-consolidated statements of income, computed under a declining-balance method and the interest method, respectively, for the years ended March 31, 2003 and 2002 were as follows :

	Millions of Yen		*Thousands of U.S. Dollars*
	2003	2002	2003
Depreciation expense	¥4,769	¥5,474	$39,742
Interest expense	231	339	1,925

Note 11: CONTINGENT LIABILITIES

At March 31, 2003, contingent liabilities were ¥28,528 million ($237,733 thousand) of guarantees and similar items of bank loans, including those relating to an associated company in the amount of ¥9,500 million ($79,167 thousand).

Note 12: NET INCOME PER SHARE

Basic net income per share ("EPS") for the years ended March 31, 2003 and 2002 is computed as follows :

	Yen in millions	*Thousands of shares*	*Yen*	*Dollars*
	Net income	Weighted average shares	EPS	
For the year ended March 31, 2003:				
Basic EPS				
Net income available to common shareholders	¥55,220	93,810	¥588.63	$4.91
For the year ended March 31, 2002:				
Basic EPS				
Net income available to common shareholders	¥38,246	89,908	¥425.39	

Diluted EPS is not disclosed because it is anti-dilutive for the years ended March 31, 2003 and 2002.

Note 13: SUBSEQUENT EVENTS

At the Shareholders' General Meeting held on June 26, 2003, the Company's shareholders approved the following appropriations of retained earnings and purchase of treasury stock.

(a) Appropriations of Retained Earnings

The following appropriations of retained earnings at March 31, 2003 were approved:

	Millions of Yen	*Thousands of U.S. Dollars*
Year-end cash dividends, ¥30 ($0.25) per share	¥2,834	$23,617
Bonuses to directors and corporate auditors	98	817

(b) Purchase of treasury stock

The Company is authorized to purchase treasury stock of the Company up to 9 million shares (aggregate amount of ¥90,000 million ($750,000 thousand)) in the period from the closing of this Shareholders' General Meeting to that of the next Shareholders' General Meeting.

Deloitte
Touche
Tohmatsu

Shimbashi & Co.

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of
Aiful Corporation:

We have audited the accompanying non-consolidated balance sheets of Aiful Corporation as of March 31, 2003 and 2002, and the related non-consolidated statements of income, shareholders' equity for the years then ended, all expressed in Japanese yen. These non-consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these non-consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards, procedures and practices generally accepted and applied in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the non-consolidated financial statements referred to above present fairly, in all material respects, the financial position of Aiful Corporation as of March 31, 2003 and 2002, and the results of its operations for the years then ended in conformity with accounting principles and practices generally accepted in Japan.

Our audits also comprehended the translation of Japanese yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 3. Such U.S. dollar amounts are presented solely for the convenience of readers outside Japan.

Deloitte Touche Tohmatsu

DELOITTE TOUCHE TOHMATSU
Kyoto, Japan

Shimbashi & Co.

SHIMBASHI & CO.
Osaka, Japan

June 26, 2003

SIX-YEAR SUMMARY >>

Years ended March 31	2003	2002	2001
Results for the Fiscal Year:			
Total income	¥ 451,168	¥ 400,014	¥ 281,719
Total expenses	343,715	338,166	189,145
Income before income taxes	107,453	61,848	92,574
Income taxes	47,426	27,385	44,371
Deferred income taxes	(10,129)	(8,908)	(1,833)
Net income	59,911	35,064	48,253
At Year-End:			
Balance of loans outstanding	¥1,670,782	¥1,482,796	¥1,261,042
Total assets	2,282,113	2,029,634	1,865,537
Short-term borrowings	68,865	52,492	47,323
Long-term debt, including current portion thereof	1,436,104	1,291,781	1,191,942
Total shareholders' equity	485,991	421,343	306,550
Per Share Data (Yen):			
Net income	¥ 638	¥ 389	¥ 569
Adjusted for stock splits	–	–	–
Shareholders' equity	5,143	4,523	3,612
Adjusted for stock splits	–	–	–
Cash dividends	60	50	50
Adjusted for stock splits	–	–	–
Other Data:			
Number of shares outstanding at year-end	94,690,000	93,376,000	84,876,000
Number of customer accounts at year-end	3,521,857	3,336,340	3,043,022
Number of branches at year-end	1,963	1,903	1,758
Number of employees at year-end	6,123	5,810	5,750

We started compiling our financial statements on a consolidated basis starting the fiscal year ended March 31, 2001.
Thus, figures for prior years are provided only on a non-consolidated basis.

Millions of Yen

2000	1999	1998
¥ 239,200	¥205,536	¥180,181
154,490	140,777	117,080
84,710	64,759	63,101
42,399	36,311	38,097
1,793	–	–
44,104	28,448	25,004
¥1,001,080	¥837,982	¥702,446
1,182,468	996,524	876,727
28,700	58,900	98,000
863,469	704,275	600,505
252,903	203,749	146,255
¥ 786	¥ 611	¥ 602
524	339	334
4,508	4,358	3,421
3,005	2,421	1,901
60	60	60
40	33	33
56,103,000	46,752,500	42,752,500
1,975,068	1,822,261	1,706,030
1,311	1,009	807
3,263	3,141	2,731

Note
1. On April 16, 1998, four million new shares were issued through an overseas public offering, primarily in Europe.
2. On May 20, 1999, each common, par value share held as of March 31, 1999, was split into 1.2 shares according to the provisions of Article 218 of the Japanese Commercial Code. As a result, the outstanding stock volume increased by 9,350,500 shares. Net income per share for the fiscal year through March 2000 was calculated as if the stock split had been implemented at the beginning of the term.
3. On May 22, 2000, each common, par value share held as of March 31, 2000, was split into 1.5 shares according to the provisions of Article 218 of the Japanese Commercial Code. As a result, the outstanding stock volume increased by 28,051,500 shares. Net income per share for the fiscal year through March 2001 was calculated as if the stock split had been implemented at the beginning of the term.
4. On June 1, 2000, 721,500 new shares were issued through an exchange of shares agreement concluded with Sinwa Co., Ltd.
5. On August 25, 2001, 3,500,000 new shares were issued through a domestic public offering, while 5,000,000 new shares were issued through an overseas public offering, primarily in Europe.
6. On October 1, 2002, 1,314,000 new shares were issued through an exchange of shares agreement concluded with City Green Corporation in connection with the October 2002 acquisition of City's, a small business loan company.
7. Starting in 2003, shareholders' equity per share, net income per share, and diluted net income per share are calculated based on the Accounting Standard for Earnings Per Share (Accounting Standard No. 2) and the Implementation Guidance for Accounting Standard for Earnings per Share (Implementation Guidance for Accounting Standard No. 4).

BOARD OF DIRECTORS >>

AIFUL CORPORATION (As of June 26, 2003)

President and CEO	Yoshitaka Fukuda	
Senior Managing Director and Representative Director	Taichi Kawakita	President of Happy Credit Corporation President of Sinwa Co., Ltd.
Senior Managing Directors	Katsuhide Horiba	Chief of Finance Division Guarantee Business Department
	Sadatoshi Kobayashi	Information Systems Department Administration Office
Managing Director	Yuji Kataoka	Chief of Personal Division
Directors	Yasutaka Fukuda	Deputy Chief of Finance Division
	Yoshimasa Nishimura	Inspection Department
	Koji Imada	Administration Department Credit Risk Management Operations Department
	Shintaro Hashima	General Affairs Department Legal Department
	Takashi Koumoto	General Manager – Accounting Department
	Masami Munetake	Chief of Management Planning Division
	Yasuo Yanagibashi	Chief of Loan Business Division
	Masayuki Sato	Senior Managing Director, LIFE Co., Ltd.
	Hiroshi Abe	Chief of Business Management Division Chief of the President's Office
	Kazumitsu Oishi	Managing Director, LIFE Co., Ltd.
	Tsuneo Sakai	Public Relations Department
	Takashi Noda	President of AsTry Loan Services Corporation
Standing Corporate Auditors	Masanobu Hidaka	
	Tadao Mushiake	
	Yoshitaka Ebisuzaki	
Corporate Auditor	Yoshinobu Azuma	

INVESTOR INFORMATION >>

Corporate Profile (As of March 31, 2003)

Corporate Name	:	AIFUL CORPORATION
Address of Head Office	:	381-1, Takasago-cho, Gojo-Agaru, Karasuma-Dori, Shimogyo-ku, Kyoto 600-8420, Japan Phone: 075-201-2000
Date of Establishment	:	April 1967
Number of Employees	:	3,502

Shareholders Information

Number of Shares of Common Stock	:	Authorized: 373,500,000 shares
Issued and Outstanding	:	94,690,000 shares
Number of Shareholders	:	7,740
Independent Auditors	:	Deloitte Touche Tohmatsu/Shimbashi & Co.
Transfer Agent and Registrar	:	The Sumitomo Trust & Banking Co., Ltd.

Stock Listing

Tokyo Stock Exchange	:	The First Section
Osaka Securities Exchange	:	The First Section
Securities Code	:	8515

For further information and additional copies of this annual report, please contact

Investor Relations Section
Tokyo Office
Tokyo-Ekimae Bldg., 5th Floor, 1-5, Yaesu 2-chome, Chuo-ku, Tokyo 104-0028, Japan
Phone: 03-3274-4561
Fax : 03-3274-4579
E-mail : ir@aiful.co.jp

Investor Relation Website



As part of our continuous efforts to disclose information on a timely and fair manner, we at AIFUL have implemented an overhaul of our IR website in April 2003. We are constantly working to improve the level of our disclosure by making available not only quantitative data such as financial statements and results, but also qualitative information such as our corporate philosophy and strategy, the status of the consumer credit market and our business environment.

http://www.ir-aiful.com


13'
127'-3⅜'
127'-3⅜'
10'
15'
20'
60'-6'
45'-0
Coach's Box
37'
37'
Next batters circle
60'
Back Net


10.97m
Base Line
8.23m
Side Line
6.40m
Right Service Coat
Service Line
1.37m
Center Mark
Base Line

When the game changes, so does the tool.


27
60
54
49
74
81
108
107
125
134
160
156
160
169
R.T200
187
B.T200
F.T

AIFUL CORPORATION

http://www.ir-aiful.com